UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-____

Pre-Effective Amendment No.	☐

Post-Effective Amendment No.	☐
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-08722

Amendment No. 139	☑

(Check appropriate box or boxes.)

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
(Exact Name of Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Name of Depositor)
(Formerly Issued by Nationwide Life and Annuity Company of America)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)                                                                                                                     (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering	As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered	Units of Interest in Flexible Premium Adjustable Variable Life Insurance Policies

OPTIONS PREMIER
Individual Flexible Premium Adjustable Variable Life Insurance Policy

Issued by

Nationwide Provident VLI Separate Account A

and

Nationwide Life and Annuity Insurance Company
(Formerly Issued by Nationwide Life and Annuity Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 1, 2008, as supplemented June 9, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Policy by calling 1-800-848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life and Annuity Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522

Effective following the close of business on December 31, 2009, Nationwide Life and Annuity Company of America (“NLACA”) merged with and into Nationwide Life and Annuity Insurance Company (“NLAIC”).  Upon consummation of the merger, NLACA’s separate corporate existence ceased by operation of law, and NLAIC assumed legal ownership of all of the assets of NLACA, including the separate accounts funding the individual flexible premium adjustable variable life insurance policies (each a “Policy”) formerly issued by NLACA, and the assets of those separate accounts.  As a result of the merger, NLAIC became responsible for all liabilities and obligations of NLACA, including those created under the Policies; and the separate account that funds the benefits for your Policy, became a separate account of NLAIC.  The Policies have thereby become variable life insurance policies funded by a separate account of NLAIC, and each Policy Owner has become a Policy Owner of NLAIC.  Thus, references to Nationwide Life and Annuity Company of America or NLACA in the May 1, 2008 prospectus should generally be replaced by references to Nationwide Life and Annuity Insurance Company or NLAIC.

Please note:  The merger will not affect your rights under the Policy; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Policies were issued by NLACA, at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization, PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.  Also as a part of the sponsored demutualization, the Providentmutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account A.

Nationwide Life and Annuity Insurance Company (“NLAIC”) is a stock life insurance company organized under Ohio law.  NLAIC was founded in March 1981 and our Main Administrative Office is One Nationwide Plaza, Columbus, Ohio 43215.  NLAIC provides long-term savings products by issuing life insurance, annuities and other retirement products.  NLAIC is a wholly owned subsidiary of Nationwide Life Insurance Company (“NLIC”), a

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stock life insurance company organized under Ohio law in March 1929, and NLAIC and NLIC are both indirect wholly owned subsidiaries of Nationwide Mutual Insurance Company.

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life and Annuity Company of America (“NLACA”) to Nationwide Life and Annuity Insurance Company (“NLAIC”).  Any and all references to NLACA are replaced with NLAIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-f4 Dublin, Ohio 43017-1522 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the list of Funds and Portfolios available under the Policy:

The following Funds are available under the Policy:

AIM Variable Insurance Funds
Alger American Fund
AllianceBernstein Variable Products Series Fund, Inc.
American Century Variable Portfolios II, Inc.
BlackRock Variable Securities Funds, Inc.
Dreyfus Investment Portfolios
Dreyfus Stock Index Fund, Inc.
Dreyfus Variable Investment Fund
Federated Insurance Series
Fidelity Variable Insurance Products Fund
Franklin Templeton Variable Insurance Products Trust
Ivy Funds Variable Insurance Portfolios, Inc.
Janus Aspen Series
MFS Variable Insurance Trust
Nationwide Variable Insurance Trust
Neuberger Berman Advisers Management Trust
Oppenheimer Variable Account Funds
PIMCO Variable Insurance Trust
Putnam Variable Trust
T. Rowe Price Equity Securities
The Universal Institutional Funds, Inc.
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Variable Trust

Appendix A contains a full list of the available Portfolios.

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The following replaces the disclosure under the “Fee Table” heading:

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning, and Surrendering the Policy.  The first table describes the fees and expenses that a Policy Owner will pay at the time that he or she buys the Policy, Surrenders the Policy, takes a partial withdrawal, or transfers Policy Account Value among the Subaccounts and the Guaranteed Account.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Maximum Charge Imposed on Premiums (Premium Expense Charge):
Premium Tax Charge1	Upon receipt of each premium payment	0-4% of each premium payment, depending on the Insured’s state of residence	0-4% of each premium payment, depending on the Insured’s state of residence
Percent of Premium Charge	Upon receipt of each premium payment	3% of premium payments	1.5% of premium payments
Maximum Deferred Surrender Charge:
Deferred Sales Charge2	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 Policy Years	The lesser of: (1) 35% of all Premiums paid to the date of Surrender or Lapse, or (2) during Policy Years 1-6, 70% of the Target Premium3 for the Initial Face Amount	The lesser of: (1) 35% of all Premiums paid to the date of Surrender or Lapse, or (2) during Policy Years 1-6, 70% of the Target Premium3 for the Initial Face Amount
Deferred Administrative Charge4	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 Policy Years	During Policy Years 1-6, $4.90 per $1,000 of Face Amount	During Policy Years 1-6, $4.90 per $1,000 of Face Amount
Maximum Deferred Additional Surrender Charge:
Additional Deferred Sales Charge5	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 years following an increase in Face Amount
The lesser of: (1) 35% of Premiums allocated to the increase in Face Amount, or (2) during the first 6 years following the effective date of the increase in Face Amount, 70% of the Target Premium for each increase in Face Amount

The lesser of: (1) 35% of Premiums allocated to the increase in Face Amount, or (2) during the first 6 years following the effective date of the increase in Face Amount, 70% of the Target Premium for each increase in Face Amount

Additional Deferred Administrative Charge6	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 years following an increase in Face Amount	During the first 6 years following the effective date of each increase in Face Amount, $4.90 per $1,000 for each increase in Face Amount	During the first 6 years following the effective date of each increase in Face Amount, $4.90 per $1,000 for each increase in Face Amount

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Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Face Amount Increase Charge	Upon increase in Face Amount	$60.00 plus $3.00 per $1,000 of the Face Amount increase	$0.007
Other Withdrawal/Surrender Fees	Upon partial withdrawal	$25 per withdrawal	$25 per withdrawal
Transfer Fees8	Upon transfer	$25 per transfer	$25 per transfer
Short-Term Trading Fee9	Upon transfer of Subaccount value out of a Subaccount within 60 days after allocation to that Subaccount	1% of the amount transferred from the Subaccount within 60 days of allocation to that Subaccount	1% of the amount transferred from the Subaccount within 60 days of allocation to that Subaccount
Accelerated Death Benefit Rider	At the time the accelerated death benefit is paid	$250	$100

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Cost of Insurance10 Minimum and Maximum Charge	On Policy Date and monthly on Policy Processing Day	$0.06 - $420.82 per $1,000 of net amount at risk11 per month	$0.04 - $148.28 per $1,000 of net amount at risk11 per month during Policy Years 1-15
Charge for a male Insured, Attained Age 49, in the nonsmoker Premium Class	On Policy Date and monthly on Policy Processing Day	$0.38 per $1,000 of net amount risk per month	$0.38 per $1,000 of net amount at risk per month
Initial Administrative Charge12	On Policy Date and monthly on Policy Processing Day	$5	$5
Monthly Administrative Charge	On Policy Date and monthly on Policy Processing Day	$12	$7.50
Mortality and Expense Risk Charge	Daily	Annual rate of 0.90% of the average daily net assets of each Subaccount in which you are invested	Annual rate of 0.75% of the average daily net assets of each Subaccount in which you are invested
Loan Interest Charge13	On Policy Anniversary or earlier, as applicable14	Annual rate of 6.00% of the loan amount	Annual rate of 6.00% of the loan amount

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Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Optional Charges15
Additional Insurance Benefit Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	$0.09 - $420.82 per $1,000 of Rider coverage amount per month	$0.02 - $115.10 per $1,000 of Rider coverage amount per month
Charge for a male Insured, Attained Age 49, in the nonsmoker Premium Class	On Rider Policy Date and monthly on Policy Processing Day	$0.38 per $1,000 of Rider coverage amount per month	$0.17 per $1,000 of Rider coverage amount per month
Change of Insured Rider	N/A	None	None
Children’s Term Insurance Rider	On Rider Policy Date and monthly on Policy Processing Day	$0.52 per $1,000 of Rider coverage amount per month	$0.52 per $1, 000 of Rider coverage amount per month
Convertible Term Life Insurance Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	$0.09 - $420.82 per $1,000 of Rider coverage amount per month	$0.06 - $113.17 per $1,000 of Rider coverage amount per month
Charge for a female Insured, Attained Age 39, in the nonsmoker Premium Class	On Rider Policy Date and monthly on Policy Processing Day	$0.16 per $1,000 of Rider coverage amount per month	$0.11 per $1,000 of Rider coverage amount per month
Disability Waiver Benefit Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	$0.01 - $1.76 per $1,000 net amount at risk per month	$0.01 - $1.76 per $1,000 net amount at risk per month
Charge for an Insured, Attained Age 47	On Rider Policy Date and monthly on Policy Processing Day	$0.02 per $1,000 net amount at risk per month	$0.02 per $1,000 net amount at risk per month
Disability Waiver of Premium Benefit Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	2% - 23.20% of the monthly benefit amount per month	2% - 23.20% of the monthly benefit amount per month
Charge for an Insured, Issue Age 34	On Rider Policy Date and monthly on Policy Processing Day	2.90% of the monthly benefit amount per month	2.90% of the monthly benefit amount per month
Final Policy Date Extension Rider	N/A	None	None
Guaranteed Minimum Death Benefit Rider	On Rider Policy Date and monthly on Policy Processing Day	$0.01 per $1,000 of Face Amount per month	$0.01 per $1,000 of Face Amount per month

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Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Long-Term Care Benefit Riders:
1. Long-Term Care Acceleration Benefit Rider16 Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.0217 - $3.2418 per $1,000 of net amount at risk per month
Charge for a male Insured, Attained Age 55 with a 4% Acceleration Benefit Rider	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.20 per $1,000 of net amount at risk per month
2. Long-Term Care Waiver Benefit Rider19 Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.01 - $3.47 per $1,000 of net amount at risk per month
Charge for a male Insured, Attained Age 55	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.01 per $1,000 of net amount at risk per month
3. Long-Term Care Extended Insurance Benefit Rider20 Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.0121 - $8.7222 per $1,000 of Rider coverage amount per month
Charge for a male Insured, Issue Age 55 with a 4% Extended Insurance Benefit Rider, assuming no inflation or nonforfeiture protection (as described in the Rider), and assuming lifetime payments	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.28 per $1,000 of Rider coverage amount per month

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses, as of December 31, 2008, that a Policy Owner will pay periodically during the time that he or she owns the Policy.  The table does not reflect Short-Term Trading Fees.  More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum		Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, as a percentage of average Portfolio assets)	0.28%	––	2.10%

The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

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1 We do not deduct a premium tax charge in jurisdictions that impose no premium tax.

2 Beginning in year 7, the deferred sales charge decreases each Policy Year to 0% after the 12th Policy Year.  In the event of a decrease in Face Amount before the end of the 12th Policy Year, we deduct a charge that is a proportionate portion of the surrender charge and/or additional surrender charge. Please see the “Charges and Deductions: Surrender Charges and Additional Surrender Charges” for more information.

3 The Target Premium varies based on the Insured's Issue Age, sex, Premium Class, and initial Face Amount (or increase in Face Amount).  The maximum Target Premium for any Policy is $54 per $1,000 of Face Amount.

4 Beginning in year 7, the deferred administrative charge decreases each Policy Year to $0 after the 12th Policy Year.  In the event of a decrease in Face Amount before the end of the 12th Policy Year, we deduct a charge that is a proportionate portion of the surrender charge and/or additional surrender charge. Please see the “Charges and Deductions: Surrender Charges and Additional Surrender Charges” for more information.

5 Beginning in the 7th year following an increase in Face Amount, the additional deferred sales charge decreases each year to 0% after the 12th year.  In the event of a decrease in Face Amount before the end of the 12th Policy Year, we deduct a charge that is a proportionate portion of the surrender charge and/or additional surrender charge. Please see the “Charges and Deductions: Surrender Charges and Additional Surrender Charges” for more information.

6 Beginning in the 7th year following an increase in Face Amount, the additional deferred administrative charge decreases each year to $0 after the 12th year.  In the event of a decrease in Face Amount before the end of the 12th Policy Year, we deduct a charge that is a proportionate portion of the surrender charge and/or additional surrender charge. Please see the “Charges and Deductions: Surrender Charges and Additional Surrender Charges” for more information.

7The $0.00 current charge applies to increases made on or after July 25, 2007 for all policies. We may begin taking a current charge again at any time on a prospective basis for face amount increase.

8 We do not assess a transfer charge for the first 12 transfers each Policy Year

9 The Short-Term Trading Fee is only assessed in connection with those Portfolios that assess a redemption fee to the Variable Account (refer to Appendix A for a complete list of Portfolios that assess redemption fees).

10 Cost of insurance charges vary based on the Insured's Attained Age, sex, Premium Class, Policy Year, and net amount at risk.  The cost of insurance charges shown in the table may not be typical of the charges you will pay.  Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Service Center.  Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.

11 The net amount at risk is equal to the death benefit on the Policy Processing Day minus the Policy Account Value on the Policy Processing Day.

12 We only deduct the initial administrative charge on the first 12 Policy Processing Days.

13 The maximum guaranteed net cost of loans is 2.00% annually (e.g., the difference between the amount of interest we charge you for a loan (6.00% annually) and the amount of interest we credit to the Loan Account (guaranteed not to be lower than 4.00% annually)).  After offsetting the 5.75% interest we currently credit to the Loan Account after the first 10 policy Years or until Attained Age 60, whichever is later, the net cost of loans is 0.25% annually.

14 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy Anniversary or, if earlier, on the date of loan repayment, Lapse, Surrender, Policy termination, or the Insured's death.

15 Charges for the Additional Insurance Benefit Rider, Convertible Term Rider, Disability Waiver Benefit Rider, Disability Waiver of Premium Benefit Rider, and Long-Term Care Benefit Riders may vary based on the Insured's Issue or Attained Age, sex, Premium Class, Policy Year, Face Amount, and net amount at risk.  Charges based on Attained Age may increase as the Insured ages.  The Rider charges shown in the table may not be typical of the charges you will pay.  Your Policy's specifications page will indicate the Rider charges applicable to your Policy, and more detailed information concerning these Rider charges is available on request from our Service Center.  Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.  Illustrations are provided free of charge.

16 We may increase the rates for the Long-Term Care Acceleration Benefit Rider charge on a class basis.  We waive this Rider's charge during the time we pay benefits under the Rider.

17 Based on the selection of the 2% Long-Term Care Acceleration Benefit Rider.

18 Based on the selection of the 4% Long-Term Care Acceleration Benefit Rider.

19 We may increase the rates for the Long-Term Care Waiver Benefit Rider charge on a class basis.

20 We may increase the rates for the Long-Term Care Extended Insurance Benefit Rider charge on a class basis.  We waive this Rider's charge during the time we pay benefits under the Rider.

21 Based on the selection of the 2% Long-Term Care Extended Insurance Benefit Rider, without inflation or nonforfeiture protection (as described in the Rider), and with a fixed extension period.

22 Based on the selection of the 4% Long-Term Care Extended Insurance Benefit Rider, with inflation and nonforfeiture protection (as described in the Rider), and with a lifetime extension period.

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The following replaces the disclosure under the “The Company and the Guaranteed Account: Nationwide Life and Annuity Company of America” heading:

The Company

Nationwide Life and Annuity Insurance Company (“NLAIC”) is a stock life insurance company organized under Ohio law.  We were founded in March 1981 and our Main Administrative Office is One Nationwide Plaza, Columbus, Ohio 43215.  We provide long-term savings products by issuing life insurance, annuities and other retirement products.

NLAIC is a wholly owned subsidiary of Nationwide Life Insurance Company (“NLIC”), a stock life insurance company organized under Ohio law in March 1929, and NLAIC and NLIC are both indirect wholly owned subsidiaries of Nationwide Mutual Insurance Company.

Before January 1, 2010, the Policies were issued by Nationwide Life and Annuity Company of America (“NLACA”), at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization, PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.  Also as a part of the sponsored demutualization, the Providentmutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account A.

The following replaces the disclosure under the “The Separate Account and the Portfolios: Addition, Deletion, or Substitution of Investments: Deregistration of the Separate Account” heading:

Deregistration of the Separate Account. We may deregister Nationwide Provident VLI Separate Account A under the 1940 Act in the event the Separate Account meets an exemption from registration under the 1940 Act, if there are no shareholders in the Separate Account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All policy owners will be notified in the event we deregister Nationwide Provident VLI Separate Account A.

The following replaces the first paragraph under the “Sale of the Policies: Information on Portfolio Payments: Amount of Payments We Receive” heading:

For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.55% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

The following replaces the disclosure under the “Legal Proceedings” heading:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and

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Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

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These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for

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preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007,

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NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

The following replaces “Appendix A: Portfolio Information” to the prospectus:

The Portfolios listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each Portfolio for more detailed information.

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AIM Variable Insurance Funds- AIM V.I. Capital Appreciation Fund: Series I Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Growth of capital.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

AIM Variable Insurance Funds- AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Alger American Fund - Alger American Small Capitalization Portfolio: Class O Shares
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Fred Alger Management, Inc.
Investment Objective:	Long-term capital appreciation.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstien Growth and Income Portfolio: Class A
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstien Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term capital growth of capital.

American Century Variable Portfolios II, Inc. – American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century Variable Portfolios, Inc. - American Century VP Income & Growth Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Capital growth by investing in common stocks. Income is a secondary objective.

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American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class II
Investment Adviser:	BlackRock Advisors, LLC
Sub-adviser:	BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited
Investment Objective:	Seek high total investment return.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500.*

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Dreyfus Variable Investment Fund - Developing Leaders Portfolio: Initial Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Franklin Portfolio Associates
Investment Objective:	Capital growth.

Federated Insurance Series - Federated Capital Appreciation Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Capital appreciation.

Federated Insurance Series – Federated Clover Value Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Capital appreciation.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

* “Standard & Poor's®”, “S&P®”, “S&P 500®”, “Standard & Poor's 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLAIC and its affiliates and subsidiaries.  The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Policy.  See “Standard & Poor's” in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

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Fidelity Variable Insurance Products Fund - VIP Freedom 2010 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Freedom 2020 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Freedom 2030 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The VIP Freedom Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

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Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2007
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class
This Portfolio is not longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class R
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

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Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class
This Portfolio is only available in Policies issued before May 1, 2006
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends Securities Fund: Class 1
This Portfolio is only available in Policies issued before May 1, 2006
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Franklin Templeton Variable Insurance Products Trust - Franklin Templeton VIP Founding Funds Allocation Fund: Class 2
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Capital appreciation with income as a secondary goal.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets Securities Fund: Class 3
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Templeton Asset Management, Ltd.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or sub account than a fund that does not invest in other funds.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

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Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond Securities Fund: Class 3
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	High current income consistent with preservation of capital, with capital appreciation as a secondary consideration.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Ivy Funds Variable Insurance Portfolios, Inc. - Asset Strategy
Investment Adviser:	Waddell & Reed Investment Management Company
Investment Objective:	High total return over the long run.

Janus Aspen Series - Balanced Portfolio: Service Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Janus Aspen Series - Global Technology Portfolio: Service II Shares
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or sub account than a fund that does not invest in other funds.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus.

Janus Aspen Series - Global Technology Portfolio: Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Overseas Portfolio: Service II Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or sub account than a fund that does not invest in other funds.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

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Janus Aspen Series - Overseas Portfolio: Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

MFS® Variable Insurance Trust - MFS Investors Growth Stock Series: Initial Class
This Portfolio is only available in Policies issued before May 1, 2006
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS VIT Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the “Short-Term Trading Fees” section in this prospectus).

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.
Investment Objective:	Seeks capital appreciation.

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks to provide high total return (including income and capital gains) consistent with the preservation of capital over the long term.

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks to provide investors with high total return (including income and capital gains) consistent with the preservation of capital over the long term.

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation through stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation principally through investment in stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks returns from both capital gains as well as income generated by dividends paid by stock issuers.

19

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2005
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class III
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT International Equity Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	The Fund seeks long-term capital growth by investing primarily in equity securities of companies in Europe, Australasia, the Far East and other regions, including developing countries.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

20

Nationwide Variable Insurance Trust - Gartmore NVIT Worldwide Leaders Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Socially Responsible Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.
Investment Objective:	The Fund seeks long-term total return by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Aggressive Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks maximum growth of capital consistent with a more aggressive level of risk as compared to other Cardinal Funds.

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return through investment in both equity and fixed income securities.

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Capital Appreciation Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other Cardinal Funds.

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

21

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a conservative level of risk as compared to other Cardinal Funds.

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a moderate level of risk as compared to other Cardinal Funds

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Aggressive Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other Cardinal Funds.

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a moderately conservative level of risk.

The NVIT Cardinal Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for NVIT Cardinal Funds for more information.

Nationwide Variable Insurance Trust - NVIT Core Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	The Fund seeks a high level of current income consistent with preserving capital.

Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	The fund seeks long-term total return consistent with reasonable risk.

22

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class III
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
This Portfolio is only available in Policies issued before  May 1, 2003
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

23

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:
The NVIT Investor Destinations Balanced Fund (“Balanced Fund” or the “Fund”) seeks a high level of total return through investment in both equity and fixed-income securities.  The Balanced Fund is a “fund-of-funds” that invests its assets primarily in underlying portfolios of Nationwide Variable Insurance Trust (each, an “Underlying Fund” or collectively, “Underlying Funds”) that represent several asset classes. Each of the Underlying Funds in turn invests in equity or fixed-income securities, as appropriate to its respective objective and strategies.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:
The NVIT Investor Destinations Capital Appreciation Fund (“Capital Appreciation Fund” or the “Fund”) seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other NVIT Investor Destinations Funds.  The Capital Appreciation Fund is a “fund-of-funds” that invests its assets primarily in underlying portfolios of Nationwide Variable Insurance Trust (each, an “Underlying Fund” or collectively, “Underlying Funds”) that represent several asset classes. Each of the Underlying Funds in turn invests in equity or fixed-income securities, as appropriate to its respective objective and strategies.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

24

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Logan Circle Partners, L.P.
Investment Objective:	Above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Growth Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Invesco AIM Capital Management, Inc. and American Century Global Investment Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

25

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Goldman Sachs Asset Management, L.P.; Neuberger Berman Management Inc.; Wells Capital Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Goldman Sachs Asset Management, L.P.; Neuberger Berman Management Inc.; Wells Capital Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management; RiverSource Investment Management; Thompson, Siegel & Walmsley, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Waddell & Reed Investment Management Company; OppenheimerFunds, Inc.
Investment Objective:	Capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

26

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV*
This Portfolio is only available in Policies issued after May 1, 2008
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	The fund seeks to provide a high level of current income while preserving capital and minimizing fluctuations in share value.

Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

Nationwide Variable Insurance Trust - Templeton NVIT International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Seeks to maximize total return, consisting of capital appreciation and/or current income.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

27

Nationwide Variable Insurance Trust - Van Kampen NVIT Real Estate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	The fund seeks current income and long-term capital appreciation.

Neuberger Berman Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

Neuberger Berman Advisers Management Trust - AMT Small Cap Growth Portfolio: S Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

Neuberger Berman Advisers Management Trust - AMT Socially Responsive Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation  possibilities.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

28

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Class 3
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non-Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2007
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

PIMCO Variable Insurance Trust - Foreign Bond Portfolio (Unhedged): Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

Putnam Variable Trust - Putnam VT Growth and Income Fund: Class IB
This Portfolio is only available in Policies issued before May 1, 2005
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital growth and current income.

Putnam Variable Trust - Putnam VT International Equity Fund: Class IB
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Putnam Investment Management, LLC
Sub-adviser:	Putnam Investments Limited and Putnam Advisory Company, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Putnam Variable Trust - Putnam VT Voyager Fund: Class IB
This Portfolio is only available in Policies issued before May 1, 2005
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

29

T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: Class II
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Long-term capital growth and, secondarily, income

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital throughinvestments in the common stocks of established companies.

The Universal Institutional Funds, Inc. – Core Plus Fixed Income Portfolio: Class I
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. – Emerging Markets Debt Portfolio: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section this prospectus).

30

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration..

Wells Fargo Advantage Funds® Variable Trust – Wells Fargo Advantage VT Small Cap Growth Fund
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

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Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A • Nationwide Provident VLI Separate Account A	Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated May 1, 2008
(NLACA Market Street VIP/2, NLACA Options Premier, NLICA Survivor Options Elite, NLICA Survivor Options Premier, and NLACA Survivor Options Premier)

and to Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.
On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

2.
On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Class R fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Class R, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account – 1	Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account – A • Nationwide Provident VA Separate Account – A

Prospectus supplement dated October 30, 2009

to Prospectus dated May 1, 2008
(Market Street VIP/2, NLACA Options Premier, NLACA Survivor Options Premier, NLICA Survivor Options Elite, NLICA Survivor Options Premier)

and to Prospectus dated May 1, 2009
(NLICA Options, NLICA Options Plus, NLICA Options Premier)

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

Effective October 16, 2009, the following underlying mutual fund removed American Century Investment Management, Inc. as a subadviser to the fund:

Nationwide Variable Insurance Trust – NVIT Multi-Manager Small Company Fund: Class IV

The other subadvisers, to this underlying mutual fund, listed in your prospectus will remain unchanged.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-848-6331
TDD: 1-800-238-3035

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life and Annuity Company of America ("NLACA") approved the merger of NLACA into Nationwide Life and Annuity Insurance Company ("NLAIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLAIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life and Annuity Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1	Nationwide Life and Annuity Company of America • Nationwide Provident VLI Separate Account A

Prospectus supplement dated July 27, 2009 to

Survivor Options Premier (NLICA and NLACA), Survivor Options Elite (NLICA), and Options Premier (NLACA)
Prospectus dated May 1, 2008
and
Options Plus (NLICA) and Options Premier (NLICA)
Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On July 8, 2009, the Securities and Exchange Commission (the “SEC”) approved Nationwide’s application for an Order permitting the substitution of shares of the underlying mutual funds in Column A (“Existing Funds”) below with shares of the underlying mutual funds in Column B (“Replacement Funds”) below.

Column A Existing Funds	Column B Replacement Funds
AIM Variable Insurance Funds—AIM V.I. Basic Value Fund: Series I Shares	Nationwide Variable Insurance Trust—NVIT Multi-Manager Large Cap Value Fund: Class I
American Century Variable Portfolios, Inc.—American Century VP International Fund: Class I	Nationwide Variable Insurance Trust—NVIT Multi-Manager International Growth Fund: Class III
American Century Variable Portfolios, Inc.—American Century VP International Fund: Class III	Nationwide Variable Insurance Trust—NVIT Multi-Manager International Growth Fund: Class III
American Century Variable Portfolios, Inc.—American Century VP Ultra Fund: Class I	Nationwide Variable Insurance Trust—NVIT Multi-Manager Large Cap Growth Fund: Class I
American Century Variable Portfolios, Inc.—American Century VP Vista Fund: Class I	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Growth Fund: Class I
Janus Aspen Series—INTECH Risk-Managed Core Portfolio: Service Shares	Nationwide Variable Insurance Trust—NVIT Nationwide Fund: Class II
Neuberger Berman Advisers Management Trust—AMT International Portfolio: S Class	Nationwide Variable Insurance Trust—Gartmore NVIT International Equity Fund: Class VI
Neuberger Berman Advisers Management Trust—AMT Mid-Cap Growth Portfolio: I Class	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Growth Fund: Class I
Neuberger Berman Advisers Management Trust—AMT Partners Portfolio: I Class	Nationwide Variable Insurance Trust—Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Neuberger Berman Advisers Management Trust—AMT Regency Portfolio: S Class	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Value Fund: Class II
T. Rowe Price Equity Series, Inc.—T. Rowe Price Limited Term Bond Portfolio: Class II	Nationwide Variable Insurance Trust—NVIT Short Term Bond Fund: Class II
The Universal Institutional Funds, Inc.—U.S. Real Estate Portfolio: Class I	Nationwide Variable Insurance Trust—Van Kampen NVIT Real Estate Fund: Class I
Wells Fargo Advantage Variable Trust—Wells Fargo Advantage VT Discovery Fund	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Growth Fund: Class I
Wells Fargo Advantage Variable Trust—Wells Fargo Advantage VT Opportunity Fund: Investor Class	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Value Fund: Class II

The Exchange Date established for the substitution will be August 14, 2009.

The following underlying mutual funds were scheduled to be a part of this substitution, but have been removed.  Any assets allocated to these underlying mutual funds will remain so allocated until the contract owner directs a transfer.

Funds No Longer Part of the Substitution
Federated Insurance Series—Federated Quality Bond Fund II: Primary Shares
Franklin Templeton Variable Insurance Products Trust—Templeton Developing Markets Securities Fund: Class 3
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Class R1

Prior to the Exchange Date.  From the current date until the Exchange Date, investors with allocations in the Existing Funds may transfer allocations to any other available underlying mutual fund, the fixed investment option (if available), and/or a Guaranteed Term Option (if available) in accordance with the policy.  During this period, any transfers from an Existing Fund will not be treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

On the Exchange Date.  At the close of business on the Exchange Date, any allocations that remain in the Existing Funds will be redeemed.  Such redemptions will then be used to purchase accumulation units in the corresponding Replacement Funds.  All policy owners affected by the substitution will receive a written confirmation of the transaction.  The redemption/repurchase to effectuate the substitution will not be treated as a transfer for the purposes of daily transfer limitations.

After the Exchange Date.  Effective immediately following the Exchange Date, the Existing Funds will no longer be available as investment options in the policy.  Additionally, from the Exchange Date through September 14, 2009, policy owners may reallocate amounts that were substituted into the Replacement Funds to any other available underlying mutual fund, the fixed investment option (if available), and/or a Guaranteed Term Option (if available) without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

For further information or forms, please contact Nationwide at:

Nationwide Life Insurance Company of America/
Nationwide Life and Annuity Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215

1-800-688-5177

TDD: 1-800-238-3035

Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1	Nationwide Life and Annuity Company of America • Nationwide Provident VLI Separate Account A

Prospectus supplement dated June 15, 2009 to

Survivor Options Premier (NLICA and NLACA), Survivor Options Elite (NLICA), and Options Premier (NLACA)
Prospectus dated May 1, 2008
and
Options Plus (NLICA) and Options Premier (NLICA)
Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On or about June 11 2009, the Securities and Exchange Commission (the “SEC”) issued a public notice of Nationwide’s application for an Order permitting the substitution of shares of the underlying mutual funds in Column A (“Existing Funds”) below with shares of the underlying mutual funds in Column B (“Replacement Funds”) below.  Nationwide anticipates that the SEC will issue the Order on or about July 13, 2009.

Column A Existing Funds	Column B Replacement Funds
AIM Variable Insurance Funds—AIM V.I. Basic Value Fund: Series I Shares	Nationwide Variable Insurance Trust—NVIT Multi-Manager Large Cap Value Fund: Class I
American Century Variable Portfolios, Inc.—American Century VP International Fund: Class I	Nationwide Variable Insurance Trust—NVIT Multi-Manager International Growth Fund: Class III
American Century Variable Portfolios, Inc.—American Century VP International Fund: Class III	Nationwide Variable Insurance Trust—NVIT Multi-Manager International Growth Fund: Class III
American Century Variable Portfolios, Inc.—American Century VP Ultra Fund: Class I	Nationwide Variable Insurance Trust—NVIT Multi-Manager Large Cap Growth Fund: Class I
American Century Variable Portfolios, Inc.—American Century VP Vista Fund: Class I	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Growth Fund: Class I
Federated Insurance Series—Federated Quality Bond Fund II: Primary Shares	Nationwide Variable Insurance Trust—NVIT Core Bond Fund: Class I
Franklin Templeton Variable Insurance Products Trust—Templeton Developing Markets Securities Fund: Class 3	Nationwide Variable Insurance Trust—Gartmore NVIT Emerging Markets Fund: Class III
Janus Aspen Series—INTECH Risk-Managed Core Portfolio: Service Shares	Nationwide Variable Insurance Trust—NVIT Nationwide Fund: Class II
Neuberger Berman Advisers Management Trust—AMT International Portfolio: S Class	Nationwide Variable Insurance Trust—Gartmore NVIT International Equity Fund: Class VI
Neuberger Berman Advisers Management Trust—AMT Mid-Cap Growth Portfolio: I Class	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Growth Fund: Class I
Neuberger Berman Advisers Management Trust—AMT Partners Portfolio: I Class	Nationwide Variable Insurance Trust—Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Neuberger Berman Advisers Management Trust—AMT Regency Portfolio: S Class	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Value Fund: Class II
T. Rowe Price Equity Series, Inc.—T. Rowe Price Limited Term Bond Portfolio: Class II	Nationwide Variable Insurance Trust—NVIT Short Term Bond Fund: Class II
The Universal Institutional Funds, Inc.—U.S. Real Estate Portfolio: Class I	Nationwide Variable Insurance Trust—Van Kampen NVIT Real Estate Fund: Class I
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Initial Class	Nationwide Variable Insurance Trust—Gartmore NVIT Emerging Markets Fund: Class III
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Class R1	Nationwide Variable Insurance Trust—Gartmore NVIT Emerging Markets Fund: Class III
Wells Fargo Advantage Variable Trust—Wells Fargo Advantage VT Discovery Fund	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Growth Fund: Class I
Wells Fargo Advantage Variable Trust—Wells Fargo Advantage VT Opportunity Fund: Investor Class	Nationwide Variable Insurance Trust—NVIT Multi-Manager Mid Cap Value Fund: Class II

The Exchange Date established for the substitution will be August 14, 2009.

Prior to the Exchange Date.  From the current date until the Exchange Date, investors with allocations in the Existing Funds may transfer allocations to any other available underlying mutual fund, the fixed investment option (if available), and/or a Guaranteed Term Option (if available) in accordance with the policy.  During this period, any transfers from an Existing Fund will not be treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

On the Exchange Date.  At the close of business on the Exchange Date, any allocations that remain in the Existing Funds will be redeemed.  Such redemptions will then be used to purchase accumulation units in the corresponding Replacement Funds.  All policy owners affected by the substitution will receive a written confirmation of the transaction.  The redemption/repurchase to effectuate the substitution will not be treated as a transfer for the purposes of daily transfer limitations.

After the Exchange Date.  Effective immediately following the Exchange Date, the Existing Funds will no longer be available as investment options in the policy.  Additionally, from the Exchange Date through September 14, 2009, policy owners may reallocate amounts that were substituted into the Replacement Funds to any other available underlying mutual fund, the fixed investment option (if available), and/or a Guaranteed Term Option (if available) without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

For further information or forms, please contact Nationwide at:

Nationwide Life Insurance Company of America/
Nationwide Life and Annuity Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215

1-800-688-5177

TDD: 1-800-238-3035

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A

Prospectus supplement dated June 9, 2009

to Prospectus dated May 1, 2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Effective May 1, 2009, the following sub-accounts are available as investment options under your policy:

•	BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation Fund: Class II
•	Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class III
•	Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
•	Nationwide Variable Insurance Trust - Gartmore NVIT Worldwide Leaders Fund: Class III
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II
•	Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
•	Nationwide Variable Insurance Trust - Templeton NVIT International Value Fund: Class III
•	PIMCO Variable Insurance Trust - Foreign Bond Portfolio (Unhedged): Administrative Class
•	PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class
•	Ivy Funds Variable Insurance Portfolios, Inc. - Asset Strategy
•	Wells Fargo Advantage Funds® Variable Trust - VT Small Cap Growth Fund

2.           Effective May 1, 2009, “Appendix B: Sub-Accounts” is amended to include the following:
BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation Fund: Class II
Investment Advisor:                                             BlackRock Advisors, LLC
Sub-adviser:               BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited
Investment Objective:                                          Seek high total investment return.

Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class III
Investment Advisor:                                              Nationwide Fund Advisors
Sub-advisor:                                                           AllianceBernstein L.P.
Investment Objective:                                           Seeks a high level of current income consistent with preserving capital.

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:                                             Nationwide Fund Advisors
Sub-adviser:                                                           American Century Investment Management, Inc.
Investment Objective:                                           Seeks capital appreciation.

Nationwide Variable Insurance Trust - Gartmore NVIT Worldwide Leaders Fund: Class III
Investment Adviser:                                             Nationwide Fund Advisors
Sub-adviser:                                                           Gartmore Global Partners
Investment Objective:                                           Long-term capital growth.

1

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II
Investment Adviser:                                             Nationwide Fund Advisors

Investment Objective:                             The NVIT Investor Destinations Balanced Fund (“Balanced Fund” or the
“Fund”) seeks a high level of total return through investment in both equity and fixed-income securities.  The Balanced Fund is a “fund-of-funds” that invests its assets primarily in underlying portfolios of Nationwide Variable Insurance Trust
(each, an “Underlying Fund” or collectively, “Underlying Funds”) that represent several asset classes. Each of the Underlying Funds in turn invests in equity or fixed-income securities, as appropriate to its respective objective and strategies.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II
Investment Adviser:                                             Nationwide Fund Advisors
Investment Objective:                                           The NVIT Investor Destinations Capital Appreciation Fund (“Capital
Appreciation Fund” or the “Fund”) seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other NVIT Investor Destinations Funds.  The Capital Appreciation Fund is a “fund-of-funds” that invests its assets primarily in underlying portfolios of Nationwide Variable Insurance Trust (each, an “Underlying Fund” or collectively, “Underlying Funds”) that represent several asset classes. Each of the Underlying Funds in turn invests in equity or fixed-income securities, as appropriate to its respective objective and strategies.

Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:                                             Nationwide Fund Advisors
Sub-adviser:                                                       OppenheimerFunds, Inc.
Investment Objective:                                             Seeks long-term capital growth.

Nationwide Variable Insurance Trust - Templeton NVIT International Value Fund: Class III
Investment Adviser:                                          Nationwide Fund Advisors
Sub-adviser:                                                        Templeton Investment Counsel, LLC
Investment Objective:            Seeks to maximize total return, consisting of capital appreciation and/or current income.

PIMCO Variable Insurance Trust - Foreign Bond Portfolio (Unhedged): Administrative Class
Investment Adviser:                                             Pacific Investment Management Company LLC

Investment Objective:                                           Maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class
Investment Adviser:                                             Pacific Investment Management Company LLC

Investment Objective:                                            Maximum total return consistent with preservation of capital and prudent investment management.

Ivy Funds Variable Insurance Portfolios, Inc. - Asset Strategy
Investment Adviser:                                             Waddell & Reed Investment Management Company

Investment Objective:                                             High total return over the long run.

Wells Fargo Advantage Funds® Variable Trust - VT Small Cap Growth Fund
Investment Adviser:                                             Wells Fargo Funds Management, LLC
Sub-adviser:                                                         Wells Capital Management Incorporated
Investment Objective:                                             Long-term capital appreciation.

2

3.	The following sub-accounts are only available in policies for which good order applications were received before May 1, 2009:

•	American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
•	Franklin Templeton Variable Insurance Products Trust - Templeton Global Income Securities Fund: Class 3
•	Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non Service Shares
•	Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Class 3
•	T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: Class II
•	T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
•	The Universal Institutional Funds, Inc. - Core Plus Fixed Income Portfolio: Class I

4.	Your prospectus offers the following sub-accounts as investment options under your policy. Effective May 1, 2009, these sub-accounts changed names as indicated below:

Old Name	New Name
Franklin Templeton Variable Insurance Products Trust - Templeton Global Income Securities Fund: Class 3	Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond Securities Fund: Class 3
Janus Aspen Series - International Growth Portfolio: Service II Shares	Janus Aspen Series - Overseas Portfolio: Service II Shares
Janus Aspen Series – International Growth Portfolio: Service Shares	Janus Aspen Series – Overseas Portfolio: Service Shares
Federated Insurance Series – Federated American Leaders Fund II: Primary Shares	Federated Insurance Series – Federated Clover Value Fund II: Primary Shares

5.           The following sub-account has changed subadviser:

Sub-account	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

6.	Effective May 1, 2009, the following sub-account liquidated and has merged into a new sub-account as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JP Morgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II

Consequently, all references in the prospectus to a Liquidated Sub-account means the corresponding Merged Sub-account.

7.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

3

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

8.           The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

4

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was

5

procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud

6

by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

7

OPTIONS PREMIER Individual Flexible Premium Adjustable Variable Life Insurance Policy
Issued by
Nationwide Provident VLI Separate Account A
and
Nationwide Life and Annuity Company of America		PROSPECTUS
Service Center 300 Continental Drive Newark, Delaware 19713	Main Administrative Office 1000 Chesterbrook Blvd. Berwyn, Pennsylvania, 19312	May 1, 2008
Telephone: (800) 688-5177

This prospectus describes a individual flexible premium adjustable variable life insurance policy ("Policy") issued by Nationwide Life and Annuity Company of America (the "Company" or "NLACA").  The Policy is a long-term investment designed to provide significant life insurance benefits for the Insured.  This prospectus provides information that a prospective Owner should know before investing in the Policy.  You should consider the Policy in conjunction with other insurance you own.  It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy's values to:

•	Nationwide Provident VLI Separate Account A (the "Separate Account"), which invests in the Portfolios listed on the next page; or

•	the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the Portfolios available through the Separate Account must accompany this prospectus.  Please read these documents before investing and save them for future reference.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Please note that the Policies and the Portfolios:

•	are not guaranteed to achieve their goals;

•	are not federally insured;

•	are not endorsed by any bank or government agency; and

•	are subject to risks, including loss of the amount invested.

The Securities and Exchange Commission ("SEC") has not approved or disapproved the Policy or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

You should read your Policy along with this prospectus.

The Portfolios available for investment are offered through the following Funds:

♦	AIM Variable Insurance Funds

♦	Alger American Fund

♦	AllianceBernstein Variable Products Series Fund, Inc.

♦	American Century Variable Portfolios, Inc.

♦	American Century Variable Portfolios II, Inc.

♦	Dreyfus Investment Portfolios

♦	Dreyfus Stock Index Fund, Inc.

♦	Dreyfus Variable Investment Fund

♦	Federated Insurance Series

♦	Fidelity Variable Insurance Products Fund

♦	Franklin Templeton Variable Insurance Products Trust

♦	Janus Aspen Series

♦	Lehman Brothers Advisers Management Trust

♦	MFS® Variable Insurance Trust

♦	Nationwide Variable Insurance Trust

♦	Neuberger Berman Advisers Management Trust

♦	Oppenheimer Variable Account Funds

♦	Putnam Variable Trust

♦	T. Rowe Price Equity Series, Inc.

♦	Van Eck Worldwide Insurance Trust

♦	Van Kampen – The Universal Institutional Funds, Inc.

♦	Wells Fargo Advantage Variable Trust

The following Portfolios are available under the Policy:

AIM Variable Insurance Funds
•	AIM V.I. Capital Development Fund: Series I Shares
AllianceBernstein Variable Products Series Fund, Inc.
•	AllianceBernstein Small/Mid Cap Value Portfolio: Class A
American Century Variable Portfolios, Inc.
•	American Century VP Mid Cap Value Fund: Class I
•	American Century VP Value Fund: Class I*
American Century Variable Portfolios II, Inc.
•	American Century VP Inflation Protection Fund: Class II
Dreyfus
•	Dreyfus Investment Portfolios – Small Cap Stock Index Portfolio: Service Shares
•	Dreyfus Stock Index Fund, Inc.: Initial Shares
•	Dreyfus Variable Investment Fund – Appreciation Portfolio: Initial Shares
Fidelity Variable Insurance Products Fund
•	VIP Energy Portfolio: Service Class 2†
•	VIP Equity-Income Portfolio: Initial Class*
•	VIP Freedom 2010 Portfolio: Service Class (formerly, Fidelity VIP Freedom Fund 2010: Service Class)
•	VIP Freedom 2020 Portfolio: Service Class (formerly, Fidelity VIP Freedom Fund 2020: Service Class)
•	VIP Freedom 2030 Portfolio: Service Class (formerly, Fidelity VIP Freedom Fund 2030: Service Class)
•	VIP Growth Portfolio: Initial Class
•	VIP Investment Grade Bond Portfolio: Initial Class*
•	VIP Mid Cap Portfolio: Service Class
•	VIP Overseas Portfolio: Initial Class R†
Franklin Templeton Variable Insurance Products Trust
•	Franklin Small Cap Value Securities Fund: Class 1
•	Franklin Templeton VIP Founding Funds Allocation Fund: Class 2
•	Templeton Global Income Securities Fund: Class 3†
Janus Aspen Series
•	Forty Portfolio: Service Shares
•	International Growth Portfolio: Service II Shares†
Lehman Brothers Advisers Management Trust
•	AMT Short Duration Bond Portfolio: I Class*
MFS® Variable Insurance Trust
•	MFS Value Series: Initial Class
Nationwide Variable Insurance Trust
•	American Funds NVIT Asset Allocation Fund: Class II
•	American Funds NVIT Bond Fund: Class II
•	American Funds NVIT Global Growth Fund: Class II
•	American Funds NVIT Growth Fund: Class II
•	American Funds NVIT Growth-Income Fund: Class II
•	Federated NVIT High Income Bond Fund: Class III†*
•	Gartmore NVIT Emerging Markets Fund: Class III†
•	Gartmore NVIT International Equity Fund: Class VI†
•	Lehman Brothers NVIT Core Plus Bond Fund: Class I
•	Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
•	Neuberger Berman NVIT Socially Responsible Fund: Class II
•	NVIT Cardinal Aggressive Fund: Class I
•	NVIT Cardinal Balanced Fund: Class I
•	NVIT Cardinal Capital Appreciation Fund: Class I
•	NVIT Cardinal Conservative Fund: Class I
•	NVIT Cardinal Moderate Fund: Class I
•	NVIT Cardinal Moderately Aggressive Fund: Class I
•	NVIT Cardinal Moderately Conservative Fund: Class I
•	NVIT Core Bond Fund: Class I
•	NVIT Government Bond Fund: Class IV (formerly, Nationwide NVIT Government Bond Fund: Class IV)
•	NVIT Health Sciences Fund: Class III† (formerly, Nationwide NVIT Global Health Sciences Fund: Class III)
•	NVIT Investor Destinations Funds: Class II (formerly, Nationwide NVIT Investor Destinations Funds: Class II)
➢	NVIT Investor Destinations Conservative Fund: Class II (formerly, Nationwide NVIT Investor Destinations Conservative Fund: Class II)
➢	NVIT Investor Destinations Moderately Conservative Fund: Class II (formerly, Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II)
➢	NVIT Investor Destinations Moderate Fund: Class II (formerly, Nationwide NVIT Investor Destinations Moderate Fund: Class II)
➢	NVIT Investor Destinations Moderately Aggressive Fund: Class II (formerly, Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II)
➢	NVIT Investor Destinations Aggressive Fund: Class II (formerly, Nationwide NVIT Investor Destinations Aggressive Fund: Class II)
•	NVIT Mid Cap Growth Fund: Class IV (formerly, Nationwide NVIT Mid Cap Growth Fund: Class IV)
•	NVIT Mid Cap Index Fund: Class I
•	NVIT Money Market Fund: Class IV (formerly, Nationwide NVIT Money Market Fund: Class IV)
•	NVIT Multi-Manager International Growth Fund: Class III†
•	NVIT Multi-Manager International Value Fund: Class III† (formerly, NVIT International Value Fund: Class III)
•	NVIT Multi-Manager Large Cap Growth Fund: Class I
•	NVIT Multi-Manager Large Cap Value Fund: Class I
•	NVIT Multi-Manager Mid Cap Growth Fund: Class I
•	NVIT Multi-Manager Mid Cap Value Fund: Class II
•	NVIT Multi-Manager Small Cap Growth Fund: Class I (formerly, Nationwide Multi-Manager NVIT Small Cap Growth Fund: Class I)
•	NVIT Multi-Manager Small Cap Value Fund: Class IV (formerly, Nationwide Multi-Manager NVIT Small Cap Value Fund: Class IV)
•	NVIT Multi-Manager Small Company Fund: Class IV (formerly, Nationwide Multi-Manager NVIT Small Company Fund: Class IV)
•	NVIT Nationwide Fund: Class IV
•	NVIT Short Term Bond Fund: Class II
•	NVIT Technology and Communications Fund: Class III† (formerly, Nationwide NVIT Global Technology and Communications Fund: Class III)

•	NVIT U.S. Growth Leaders Fund: Class I (formerly, Nationwide NVIT U.S. Growth Leaders Fund: Class I)
•	Van Kampen NVIT Comstock Value Fund: Class IV *
•	Van Kampen NVIT Multi Sector Bond Fund: Class I*
•	Van Kampen NVIT Real Estate Fund: Class I
Oppenheimer Variable Account Funds
•	Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
•	Oppenheimer Global Securities Fund/VA: Class 3†
•	Oppenheimer High Income Fund/VA: Class 3†
•	Oppenheimer Main Street Fund®/VA: Non-Service Shares
•	Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Blue Chip Growth Portfolio: Class II
•	T. Rowe Price Equity Income Portfolio: Class II
Van Kampen
The Universal Institutional Funds, Inc.
•	Core Plus Fixed Income Portfolio: Class I*

The following Portfolios are only available in Policies issued before May 1, 2008:

AIM Variable Insurance Funds
•	AIM V.I. Basic Value Fund: Series I Shares
•	AIM V.I. Capital Appreciation Fund: Series I Shares
American Century Variable Portfolios, Inc.
•	American Century VP International Fund: Class III†
•	American Century VP Vista Fund: Class I
Federated Insurance Series
•	Federated Quality Bond Fund II: Primary Shares
Fidelity Variable Insurance Products Fund
•	VIP Contrafund® Portfolio: Initial Class
Franklin Templeton Variable Insurance Products Trust
•	Templeton Developing Markets Securities Fund: Class 3†
Janus Aspen Series
•	INTECH Risk-Managed Core Portfolio: Service Shares
Neuberger Berman Advisers Management Trust
•	AMT Fasciano Portfolio: S Class*
•	AMT International Portfolio: S Class†
•	AMT Regency Portfolio: S Class
•	AMT Socially Responsive Portfolio: I Class
T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Limited Term Bond Portfolio: Class II
Van Kampen
The Universal Institutional Funds, Inc.
•	U.S. Real Estate Portfolio: Class I

The following Portfolio is only available in Policies issued before May 1, 2007:

American Century Variable Portfolios, Inc.
•	American Century VP Ultra Fund: Class I

The following Portfolios are only available in Policies issued before May 1, 2006:

Fidelity Variable Insurance Products Fund
•	VIP Value Strategies Portfolio: Service Class

Franklin Templeton Variable Insurance Products Trust
•	Franklin Rising Dividends Securities Fund: Class 1
MFS® Variable Insurance Trust
•	MFS Investors Growth Stock Series: Initial Class

The following Portfolios are only available in Policies issued before May 1, 2005:

Putnam Variable Trust
•	Putnam VT Growth and Income Fund: Class IB
•	Putnam VT Voyager Fund: Class IB

The following Portfolios are only available in Policies issued before May 1, 2004:

AllianceBernstein Variable Products Series Fund, Inc.
•	AllianceBernstein Growth and Income Portfolio: Class A
American Century Variable Portfolios, Inc.
•	American Century VP Income & Growth Fund: Class I
Dreyfus
•	Dreyfus Variable Investment Fund – Developing Leaders Portfolio: Initial Shares
Federated Insurance Series
•	Federated American Leaders Fund II: Primary Shares
•	Federated Capital Appreciation Fund II: Primary Shares
Nationwide Variable Insurance Trust
•	Gartmore NVIT Global Utilities Fund: Class III†
•	NVIT Global Financial Services Fund: Class III† (formerly, Nationwide NVIT Global Financial Services Fund: Class III)
Janus Aspen Series
•	Balanced Portfolio: Service Shares
Neuberger Berman Advisers Management Trust
•	AMT Mid-Cap Growth Portfolio: I Class

The following Portfolios are only available in Policies issued before May 1, 2003:

Alger American Fund
•	Alger American SmallCap Growth Portfolio: Class O Shares
Fidelity Variable Insurance Products Fund
•	VIP Asset Manager Portfolio: Initial Class
•	VIP High Income Portfolio: Initial Class R†
Nationwide Variable Insurance Trust
•	JPMorgan NVIT Balanced Fund: Class IV
•	NVIT Growth Fund: Class IV (formerly, Nationwide NVIT Growth Fund: Class IV)
•	NVIT S&P 500 Index Fund: Class IV
Janus Aspen Series
•	Global Technology Portfolio: Service II Shares†
Neuberger Berman Advisers Management Trust
•	AMT Partners Portfolio: I Class
Van Eck Worldwide Insurance Trust
•	Worldwide Bond Fund: Class R†
•	Worldwide Emerging Markets Fund: Class R†
•	Worldwide Hard Assets Fund: Class R†
•	Worldwide Real Estate Fund: Class R†
Wells Fargo Advantage Variable Trust
•	Wells Fargo Advantage VT Discovery Fund
•	Wells Fargo Advantage VT Opportunity Fund

Effective May 1, 2007, the following Portfolio is not available to accept transfers or new premium:

Fidelity Variable Insurance Products Fund
•	VIP High Income Portfolio: Initial Class*
Oppenheimer Variable Account Funds
•	Oppenheimer High Income Fund/VA: Non-Service Shares*

Effective May 1, 2005, the following Portfolio is not available to accept transfers or new premium:

Nationwide Variable Insurance Trust
•	Federated NVIT High Income Bond Fund: Class I*

Effective May 1, 2004, the following Portfolios are not available to accept transfers or new premium:

American Century Variable Portfolios, Inc.
•	American Century VP International Fund: Class I
Fidelity Variable Insurance Products Fund
•	VIP Overseas Portfolio: Initial Class
Franklin Templeton Variable Insurance Products Trust
•	Templeton Foreign Securities Fund: Class 1
Janus Aspen Series
•	Global Technology Portfolio: Service Shares
•	International Growth Portfolio: Service Shares
Nationwide Variable Insurance Trust
•	Gartmore NVIT Emerging Markets Fund: Class I
•	Gartmore NVIT Global Utilities Fund: Class I
•	NVIT Global Financial Services Fund: Class I (formerly, Nationwide NVIT Global Financial Services Fund: Class I)
•	NVIT Health Sciences Fund: Class I (formerly, Nationwide NVIT Global Health Sciences Fund: Class I)
•	NVIT Multi-Manager International Value Fund: Class IV (formerly, NVIT International Value Fund: Class IV)
•	NVIT Technology and Communications Fund: Class I (formerly, Nationwide NVIT Global Technology and Communications Fund: Class I)
Oppenheimer Variable Account Funds
•	Oppenheimer Global Securities Fund/VA: Non-Service Shares
Putnam Variable Trust
•	Putnam VT International Equity Fund: Class IB
Van Eck Worldwide Insurance Trust
•	Worldwide Bond Fund: Initial Class
•	Worldwide Emerging Markets Fund: Initial Class
•	Worldwide Hard Assets Fund: Initial Class
•	Worldwide Real Estate Fund: Initial Class
Van Kampen
The Universal Institutional Funds, Inc.
•	Emerging Markets Debt Portfolio: Class I

*These Portfolios may invest in lower quality debt securities commonly referred to as junk bonds.

†These Portfolios assess a short-term trading fee.

Table of Contents	Page
Policy Benefits/Risks Summary	1
Policy Benefits
Death Benefit
Policy Cancellation, Surrender, and Partial Withdrawals
Transfers
Loans
Personalized Illustrations
Policy Risks
Investment Risk
Risk of Increase in Current Fees and Charges
Risk of Lapse
Tax Risks
Withdrawal and Surrender Risks
Loan Risks
Portfolio Risks
Fee Table	5
The Policy	10
Purchasing a Policy
When Insurance Coverage Takes Effect
Canceling a Policy (Free Look Right)
Ownership and Beneficiary Rights
Modifying the Policy
Other Policies
Premiums	11
Allocating Premiums
Delay in Allocation
Policy Account Values	13
Policy Account Value
Net Cash Surrender Value
Sub account Value
Unit Value
Guaranteed Account Value
Special Policy Account Value Credit
Death Benefit	15
Insurance Proceeds
Death Benefit Options
Changing Death Benefit Options
Changing the Face Amount
Settlement Options
Accelerated Death Benefit
Long-Term Care Benefits
Surrenders and Partial Withdrawals	18
Surrenders
Partial Withdrawals
Transfers	19
Disruptive Trading
Transfers from the Guaranteed Account
Dollar Cost Averaging
Automatic Asset Rebalancing
Additional Transfer Rights
Loans	21
Telephone, Fax, and E-Mail Requests	22
Policy Lapse and Reinstatement	22
Lapse
Reinstatement
The Company and the Guaranteed Account	23
Nationwide Life and Annuity Company of America
The Guaranteed Account

Table of Contents (continued)	Page
The Separate Account and the Portfolios	23
The Separate Account
The Portfolios
Addition, Deletion, or Substitution of Investments
Voting Portfolio Shares
Charges and Deductions	25
Premium Expense Charge
Monthly Deduction
Mortality and Expense Risk Charge
Surrender Charges and Additional Surrender Charges
Face Amount Increase Charge
Partial Withdrawal Charge
Transfer Charge
Short-Term Trading Fees
Loan Interest Charge
Portfolio Expenses
Federal Tax Considerations	31
Tax Treatment of Policy Benefits
Special Considerations For Life Insurance Policies Owned By Corporations or Other Employers
Split Dollar Arrangements	34
Supplemental Benefits and Riders	35
Sale of the Policies	35
Policy Pricing
Information on Portfolio Payments
State Variations	37
Legal Proceedings	37
Financial Statements	39
Glossary	40
Appendix A: Portfolio Information	42

Policy Benefits/Risks Summary

The Policy is a individual flexible premium adjustable variable life insurance policy.  The Policy is built around its Policy Account Value.  The Policy Account Value will increase or decrease depending on the investment performance of the Subaccounts, the amount of interest we credit to the Guaranteed Account, the Premiums you pay, the Policy fees and charges we deduct, and the effect of any Policy transactions (such as transfers, partial withdrawals, and loans).  We do not guarantee any minimum Policy Account Value.  You could lose some or all of your money.

This summary describes the Policy's important benefits and risks.  The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail.  The Glossary at the end of the prospectus defines certain words and phrases used in this prospectus.

Policy Benefits

Death Benefit

•
Insurance Proceeds.  We pay Insurance Proceeds to the Beneficiary upon due proof of death of the Insured.  The Insurance Proceeds equal the death benefit and any additional insurance provided by Rider less any Indebtedness and unpaid Monthly Deductions.

•
Death Benefit Option A and Option B.  In the Application, you choose between two death benefit options under the Policy.  We will not issue the Policy until you have elected a death benefit option.  We calculate the amount available under each death benefit option as of the Insured's date of death.

è	Death Benefit Option A is equal to the greater of:

♦	the Face Amount (which is the amount of insurance you select); or

♦	the Policy Account Value multiplied by the applicable percentage listed in the table below.

è	Death Benefit Option B is equal to the greater of:

♦	the Face Amount plus the Policy Account Value; or

♦	the Policy Account Value multiplied by the applicable percentage listed in the table below.

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 through 99	100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.

•
Change in Death Benefit Option and Face Amount.  After the first Policy Year and at least 12 months after any increase in Face Amount, you may change death benefit options while the Policy is in force.  Also, after the first Policy Year, you may change the Face Amount subject to certain conditions.  We apply a charge if you increase your Face Amount, and may apply a surrender charge and/or additional surrender charge if you decrease your Face Amount.  A change in death benefit option or Face Amount may have tax consequences.

•
Accelerated Death Benefit.  Under the Accelerated Death Benefit Rider, you may receive accelerated payment of part of your death benefit if the Insured develops a terminal illness or, for Policies issued before April 9, 2001 or the date we obtain state approval, if later, is permanently confined to a nursing care facility.  We will deduct an administrative charge from the accelerated death benefit at the time it is paid.  The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain.  You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

•
Long-Term Care Benefit.  Under the Long-Term Care Benefit Riders, you may receive periodic payments of a portion of your death benefit and waiver of Monthly Deductions if the Insured becomes "chronically ill."  We impose a monthly charge if you elect any of these Riders.  There may be federal income tax consequences associated with the Long-Term Care Benefit Riders.  You should consult a tax adviser before adding the Long-Term Care Benefit Riders to your Policy.

Policy Cancellation, Surrender, and Partial Withdrawals

•
Policy Cancellation.  When you receive your Policy, a 10-day "free look" period begins.  You may return your Policy during this period and receive a refund.  A Free Look Period also begins if you request an increase in Face Amount.

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•
Surrender.  At any time while the Policy is in force, you may make a Written Request (by submitting our Surrender form to us) to Surrender your Policy and receive the Net Cash Surrender Value.  A Surrender may have tax consequences.

•
Partial Withdrawal.  After the first Policy Year, you may make a Written Request to withdraw part of the Net Cash Surrender Value, subject to the following rules.  Partial withdrawals may have tax consequences.

✓	You must request at least $1,500.

✓	For each partial withdrawal, we deduct a $25 fee from the remaining Policy Account Value.

✓	If death benefit Option A is in effect, we will reduce the Face Amount by the amount of the partial withdrawal.

✓	Unless you specify otherwise, we will deduct the requested partial withdrawal and partial withdrawal charge from the Subaccounts and the Guaranteed Account in proportion to the value in each account.

Transfers

•	You may make transfers among the Subaccounts and the Guaranteed Account.

•	We charge $25 for the 13th and each additional transfer during a Policy Year.

•	We may restrict the quantity and/or the mode of communication of transfer requests to prohibit disruptive trading that is deemed potentially harmful to Policy Owners.

•	Transfers out of the Guaranteed Account may be made only within 30 days of a Policy Anniversary.

•	The minimum amount you may transfer from a Subaccount or the Guaranteed Account is the lesser of $1,000 or the total value in the Subaccount or Guaranteed Account.

Loans

•	You may take a loan (minimum $500) from your Policy at any time. The maximum loan amount you may take is the Net Cash Surrender Value. Loans may have tax consequences.

•
We charge you a maximum annual interest rate of 6% ("charged interest rate") on your loan.  Charged interest is due and payable at the end of each Policy Year.  Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid by the end of the Policy Year.

•
We credit interest on amounts in the Loan Account ("earned interest rate") and we guarantee that the annual earned interest rate will not be lower than 4%.  We currently credit an earned interest rate of 4% to amounts in the Loan Account until the 10th Policy Anniversary or Attained Age 60, whichever is later, and 5.75% annually thereafter.

•
As collateral for the loan, we transfer an amount equal to the loan (adjusted by the earned interest rate and the charged interest rate to the next Policy Anniversary) from the Separate Account and Guaranteed Account to the Loan Account on a pro rata basis, unless you specify another allocation.

•	You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force.

•	We deduct any Indebtedness from the Policy Account Value upon Surrender, and from the Insurance Proceeds payable on the Insured's death.

Personalized Illustrations

•
You will receive personalized illustrations that reflect your own particular circumstances.  These illustrations may help you to understand the long-term effects of different levels of investment performance and the charges and deductions under the Policy.  They also may help you compare the Policy to other life insurance policies.  These illustrations also show the value of Premiums accumulated with interest and demonstrate that the Policy Account Value may be low (compared to the Premiums paid plus accumulated interest) if you Surrender the Policy in the early Policy Years.  Therefore, you should not purchase the Policy as a short-term investment.  The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Policy Account Value.

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Policy Risks

Investment Risk

If you invest your Policy Account Value in one or more Subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the Policy Account Value will decrease.  In addition, we deduct Policy fees and charges from your Policy Account Value, which can significantly reduce your Policy Account Value.  During times of poor investment performance, this deduction will have an even greater impact on your Policy Account Value.  You could lose everything you invest and your Policy could Lapse without value, unless you pay additional Premiums.

Frequent trading in the Subaccounts may dilute the value of your Subaccount units, cause the Subaccount to incur higher transaction costs, and/or interfere with the Subaccount's ability to pursue its stated investment objective.  This disruption to the Subaccount trading may result in lower investment performance and cash value.  We have instituted procedures to minimize disruptive trading transfers, including, but not limited to, transfer restrictions and short-term trading fees.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot assure you that we have eliminated these risks.

If you allocate Net Premiums to the Guaranteed Account, then we credit your Policy Account Value (in the Guaranteed Account) with a declared rate of interest.  You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

Risk of Increase in Current Fees and Charges

Certain fees and charges are currently assessed at less than their maximum levels.  We may increase these current charges in the future up to the guaranteed maximum levels.  If fees and charges are increased, you may need to increase the amount and/or frequency of Premiums to keep the Policy in force.

Risk of Lapse

If your Net Cash Surrender Value is not enough to pay the Monthly Deduction and other charges, your Policy may enter a 61-day Grace Period.  We will notify you that the Policy will Lapse (terminate without value) unless you make a sufficient payment during the Grace Period.  Your Policy may also Lapse if your Indebtedness reduces the Net Cash Surrender Value to zero.  Your Policy generally will not Lapse: (1) during the first 5 Policy Years (during the first 8 Policy Years for Policies issued on or before July 31, 2005), if you pay Premiums (less any Indebtedness and partial withdrawals) in excess of the Minimum Guarantee Premium; (2) if you purchase a Guaranteed Minimum Death Benefit Rider and meet certain conditions; or (3) if you make a payment equal to 3 Monthly Deductions before the end of the Grace Period.  You may reinstate a lapsed Policy, subject to certain conditions.

Tax Risks

We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law.  However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy.  In addition, if you elect the Accelerated Death Benefit Rider or a Long-Term Care Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear.  Please consult a tax adviser about these consequences.  Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy.  Moreover, death benefits payable under a Policy should be excludable from the gross income of the Beneficiary.  As a result, the Beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although other taxes, such as estate taxes, may apply.

Depending on the total amount of Premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws.  If a Policy is treated as a MEC, then Surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy.  In addition, a 10% penalty tax may be imposed on Surrenders, partial withdrawals, and loans taken before you attain age 59½.  If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income.  Moreover, loans will generally not be treated as distributions, although there is some uncertainty with regard to the tax treatment of Policy loans outstanding after the later of the 10th Policy Anniversary or Attained Age 60.  Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Considerations."  You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Withdrawal and Surrender Risks

The surrender charge under the Policy applies for 12 Policy Years after the Policy Date.  An additional surrender charge will be applicable for 12 years from the date of any increase in the Face Amount.  It is possible that you will receive no Net Cash Surrender Value if you Surrender your Policy in the first few Policy Years.  You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time.  You should not purchase the Policy if you intend to Surrender all or part of the

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Policy Account Value in the near future.  We designed the Policy to meet long-term financial goals.  The Policy is not suitable as a short-term investment.

Even if you do not ask to Surrender your Policy, surrender charges and additional surrender charges may play a role in determining whether your Policy will Lapse (terminate without value), because surrender charges and additional surrender charges decrease the Net Cash Surrender Value, which is a measure we use to determine whether your Policy will enter a Grace Period (and possibly Lapse).  See "Risk of Lapse," above.

Partial withdrawals are not permitted during the first Policy Year, and we will reduce the Face Amount by the amount of the partial withdrawal if death benefit Option A is in effect.

A Surrender or partial withdrawal may have tax consequences.

Loan Risks

A Policy loan, whether or not repaid, will affect Policy Account Value over time because we subtract the amount of the loan from the Subaccounts and/or Guaranteed Account as collateral and hold it in the Loan Account.  This loan collateral does not participate in the investment performance of the Subaccounts or receive any higher current interest rate credited to the Guaranteed Account.

We reduce the amount we pay on the Insured's death by the amount of any Indebtedness.  Your Policy may Lapse (terminate without value) if your Indebtedness reduces the Net Cash Surrender Value to zero.

A loan may have tax consequences.  In addition, if you Surrender a Policy that is not a MEC or allow it to Lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

Portfolio Risks

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's prospectus.  Please refer to the Portfolios' prospectuses for more information.

There is no assurance that any Portfolio will achieve its stated investment objective.

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Fee Table

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning, and Surrendering the Policy.  The first table describes the fees and expenses that a Policy Owner will pay at the time that he or she buys the Policy, Surrenders the Policy, takes a partial withdrawal, or transfers Policy Account Value among the Subaccounts and the Guaranteed Account.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Maximum Charge Imposed on Premiums (Premium Expense Charge):
Premium Tax Charge1	Upon receipt of each premium payment	0-4% of each premium payment, depending on the Insured’s state of residence	0-4% of each premium payment, depending on the Insured’s state of residence
Percent of Premium Charge	Upon receipt of each premium payment	3% of premium payments	1.5% of premium payments
Maximum Deferred Surrender Charge:
Deferred Sales Charge2	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 Policy Years	The lesser of: (1) 35% of all Premiums paid to the date of Surrender or Lapse, or (2) during Policy Years 1-6, 70% of the Target Premium3 for the Initial Face Amount	The lesser of: (1) 35% of all Premiums paid to the date of Surrender or Lapse, or (2) during Policy Years 1-6, 70% of the Target Premium3 for the Initial Face Amount
Deferred Administrative Charge4	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 Policy Years	During Policy Years 1-6, $4.90 per $1,000 of Face Amount	During Policy Years 1-6, $4.90 per $1,000 of Face Amount
Maximum Deferred Additional Surrender Charge:
Additional Deferred Sales Charge5	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 years following an increase in Face Amount
The lesser of: (1) 35% of Premiums allocated to the increase in Face Amount, or (2) during the first 6 years following the effective date of the increase in Face Amount, 70% of the Target Premium for each increase in Face Amount

The lesser of: (1) 35% of Premiums allocated to the increase in Face Amount, or (2) during the first 6 years following the effective date of the increase in Face Amount, 70% of the Target Premium for each increase in Face Amount

Additional Deferred Administrative Charge6	Upon Surrender, Lapse, or decrease in Face Amount during the first 12 years following an increase in Face Amount	During the first 6 years following the effective date of each increase in Face Amount, $4.90 per $1,000 for each increase in Face Amount	During the first 6 years following the effective date of each increase in Face Amount, $4.90 per $1,000 for each increase in Face Amount

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Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Face Amount Increase Charge	Upon increase in Face Amount	$60.00 plus $3.00 per $1,000 of the Face Amount increase	$0.007
Other Withdrawal/Surrender Fees	Upon partial withdrawal	$25 per withdrawal	$25 per withdrawal
Transfer Fees8	Upon transfer	$25 per transfer	$25 per transfer
Short-Term Trading Fee9	Upon transfer of Subaccount value out of a Subaccount within 60 days after allocation to that Subaccount	1% of the amount transferred from the Subaccount within 60 days of allocation to that Subaccount	1% of the amount transferred from the Subaccount within 60 days of allocation to that Subaccount
Accelerated Death Benefit Rider	At the time the accelerated death benefit is paid	$250	$100

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Cost of Insurance10 Minimum and Maximum Charge	On Policy Date and monthly on Policy Processing Day	$0.06 - $420.82 per $1,000 of net amount at risk11 per month	$0.04 - $148.28 per $1,000 of net amount at risk11 per month during Policy Years 1-15
Charge for a male Insured, Attained Age 49, in the nonsmoker Premium Class	On Policy Date and monthly on Policy Processing Day	$0.38 per $1,000 of net amount risk per month	$0.38 per $1,000 of net amount at risk per month
Initial Administrative Charge12	On Policy Date and monthly on Policy Processing Day	$5	$5
Monthly Administrative Charge	On Policy Date and monthly on Policy Processing Day	$12	$7.50
Mortality and Expense Risk Charge13	Daily	Annual rate of 0.90% of the average daily net assets of each Subaccount in which you are invested	Annual rate of 0.75% of the average daily net assets of each Subaccount in which you are invested
Loan Interest Charge14	On Policy Anniversary or earlier, as applicable15	Annual rate of 6.00% of the loan amount	Annual rate of 6.00% of the loan amount

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Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Optional Charges16
Additional Insurance Benefit Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	$0.09 - $420.82 per $1,000 of Rider coverage amount per month	$0.02 - $115.10 per $1,000 of Rider coverage amount per month
Charge for a male Insured, Attained Age 49, in the nonsmoker Premium Class	On Rider Policy Date and monthly on Policy Processing Day	$0.38 per $1,000 of Rider coverage amount per month	$0.17 per $1,000 of Rider coverage amount per month
Change of Insured Rider	N/A	None	None
Children’s Term Insurance Rider	On Rider Policy Date and monthly on Policy Processing Day	$0.52 per $1,000 of Rider coverage amount per month	$0.52 per $1, 000 of Rider coverage amount per month
Convertible Term Life Insurance Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	$0.09 - $420.82 per $1,000 of Rider coverage amount per month	$0.06 - $113.17 per $1,000 of Rider coverage amount per month
Charge for a female Insured, Attained Age 39, in the nonsmoker Premium Class	On Rider Policy Date and monthly on Policy Processing Day	$0.16 per $1,000 of Rider coverage amount per month	$0.11 per $1,000 of Rider coverage amount per month
Disability Waiver Benefit Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	$0.01 - $1.76 per $1,000 net amount at risk per month	$0.01 - $1.76 per $1,000 net amount at risk per month
Charge for an Insured, Attained Age 47	On Rider Policy Date and monthly on Policy Processing Day	$0.02 per $1,000 net amount at risk per month	$0.02 per $1,000 net amount at risk per month
Disability Waiver of Premium Benefit Rider: Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	2% - 23.20% of the monthly benefit amount per month	2% - 23.20% of the monthly benefit amount per month
Charge for an Insured, Issue Age 34	On Rider Policy Date and monthly on Policy Processing Day	2.90% of the monthly benefit amount per month	2.90% of the monthly benefit amount per month
Final Policy Date Extension Rider	N/A	None	None
Guaranteed Minimum Death Benefit Rider	On Rider Policy Date and monthly on Policy Processing Day	$0.01 per $1,000 of Face Amount per month	$0.01 per $1,000 of Face Amount per month

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Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Long-Term Care Benefit Riders:
1. Long-Term Care Acceleration Benefit Rider17 Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.0218 - $3.2419 per $1,000 of net amount at risk per month
Charge for a male Insured, Attained Age 55 with a 4% Acceleration Benefit Rider	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.20 per $1,000 of net amount at risk per month
2. Long-Term Care Waiver Benefit Rider20 Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.01 - $3.47 per $1,000 of net amount at risk per month
Charge for a male Insured, Attained Age 55	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.01 per $1,000 of net amount at risk per month
3. Long-Term Care Extended Insurance Benefit Rider21 Minimum and Maximum Charge	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.0122 - $8.7223 per $1,000 of Rider coverage amount per month
Charge for a male Insured, Issue Age 55 with a 4% Extended Insurance Benefit Rider, assuming no inflation or nonforfeiture protection (as described in the Rider), and assuming lifetime payments	On Rider Policy Date and monthly on Policy Processing Day	No maximum amount is guaranteed	$0.28 per $1,000 of Rider coverage amount per month

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The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses, as of December 31, 2007, that a Policy Owner will pay periodically during the time that he or she owns the Policy.  The table does not reflect Short-Term Trading Fees.  More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, as a percentage of average Portfolio assets)	0.27%	2.46%

The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

1 We do not deduct a premium tax charge in jurisdictions that impose no premium tax.  Kentucky imposes an additional city premium tax that applies only to first year premium.  This tax varies by municipality and is no greater than 12%.
2 Beginning in year 7, the deferred sales charge decreases each Policy Year to 0% after the 12th Policy Year.  Upon a decrease in Face Amount, we deduct a portion of this charge.
3 The Target Premium varies based on the Insured's Issue Age, sex, Premium Class, and initial Face Amount (or increase in Face Amount).  The maximum Target Premium for any Policy is $54 per $1,000 of Face Amount.
4 Beginning in year 7, the deferred administrative charge decreases each Policy Year to $0 after the 12th Policy Year.  Upon a decrease in Face Amount, we deduct a portion of this charge.
5 Beginning in the 7th year following an increase in Face Amount, the additional deferred sales charge decreases each year to 0% after the 12th year.  Upon a decrease in Face Amount, we deduct a portion of this charge.
6 Beginning in the 7th year following an increase in Face Amount, the additional deferred administrative charge decreases each year to $0 after the 12th year.  Upon a decrease in Face Amount, we deduct a portion of this charge.
7The $0.00 current charge applies to increases made on or after July 25, 2007 for all policies. We may begin taking a current charge again at any time on a prospective basis for face amount increase.
8We do not assess a transfer charge for the first 12 transfers each Policy Year.

9 The Short-Term Trading Fee is only assessed in connection with those Portfolios that assess a redemption fee to the Variable Account (refer to the end of the Fee Table for a complete list of Portfolios that assess redemption fees).
10 Cost of insurance charges vary based on the Insured's Attained Age, sex, Premium Class, Policy Year, and net amount at risk.  The cost of insurance charges shown in the table may not be typical of the charges you will pay.  Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Service Center.  Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.
11 The net amount at risk is equal to the death benefit on the Policy Processing Day minus the Policy Account Value on the Policy Processing Day.
12 We only deduct the initial administrative charge on the first 12 Policy Processing Days.
13 The mortality and expense risk charge may be offset by the Special Policy Account Value Credit, which is an amount added to the Policy Account Value in the Subaccounts under certain conditions.  (See "Policy Account Values – Special Policy Account Value Credit.")
14 The maximum guaranteed net cost of loans is 2.00% annually (e.g., the difference between the amount of interest we charge you for a loan (6.00% annually) and the amount of interest we credit to the Loan Account (guaranteed not to be lower than 4.00% annually)).  After offsetting the 5.75% interest we currently credit to the Loan Account after the first 10 policy Years or until Attained Age 60, whichever is later, the net cost of loans is 0.25% annually.
15 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy Anniversary or, if earlier, on the date of loan repayment, Lapse, Surrender, Policy termination, or the Insured's death.
16 Charges for the Additional Insurance Benefit Rider, Convertible Term Rider, Disability Waiver Benefit Rider, Disability Waiver of Premium Benefit Rider, and Long-Term Care Benefit Riders may vary based on the Insured's Issue or Attained Age, sex, Premium Class, Policy Year, Face Amount, and net amount at risk.  Charges based on Attained Age may increase as the Insured ages.  The Rider charges shown in the table may not be typical of the charges you will pay.  Your Policy's specifications page will indicate the Rider charges applicable to your Policy, and more detailed information concerning these Rider charges is available on request from our Service Center.  Also, before you purchase the Policy, we will provide you personalized illustrations of your future benefits under the Policy based upon the Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.
17 We may increase the rates for the Long-Term Care Acceleration Benefit Rider charge on a class basis.  We waive this Rider's charge during the time we pay benefits under the Rider.
18 Based on the selection of the 2% Long-Term Care Acceleration Benefit Rider.
19 Based on the selection of the 4% Long-Term Care Acceleration Benefit Rider.
20 We may increase the rates for the Long-Term Care Waiver Benefit Rider charge on a class basis.

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21 We may increase the rates for the Long-Term Care Extended Insurance Benefit Rider charge on a class basis.  We waive this Rider's charge during the time we pay benefits under the Rider.
22 Based on the selection of the 2% Long-Term Care Extended Insurance Benefit Rider, without inflation or nonforfeiture protection (as described in the Rider), and with a fixed extension period.
23 Based on the selection of the 4% Long-Term Care Extended Insurance Benefit Rider, with inflation and nonforfeiture protection (as described in the Rider), and with a lifetime extension period.

The Policy

Purchasing a Policy

To purchase a Policy, you must submit a completed Application and an initial Premium to us at our Service Center through any licensed life insurance agent who is appointed by NLACA and who is also a registered representative of 1717 Capital Management Company ("1717"), the principal underwriter for the Policy (as well as for other variable life policies), or a registered representative of a broker-dealer having a selling agreement with 1717, or a registered representative of a broker-dealer having a selling agreement with these broker-dealers.  If you submit your Application and/or initial Premium to your agent, we will not begin processing your purchase order until we receive the Application and initial Premium from your agent's broker-dealer.

The minimum Initial Face Amount is $50,000 for all Premium Classes except preferred, and $100,000 for the preferred Premium Class.  We reserve the right to modify the minimum Face Amount on a prospective basis to newly issued policies at any time.

Generally, the Policy is available for Insureds between Issue Ages 1-85.  The benefits described in the Policy and this prospectus, including any optional riders or modifications in coverage, may be subject to our underwriting and approval. We can provide you with details as to our underwriting standards when you apply for a Policy.  We must receive Evidence of Insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject any application for any reason permitted by law. Additionally, we reserve the right to modify our underwriting standards on a prospective basis to newly issued policies at any time. To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Replacement of Existing Insurance.  It may not be in your best interest to Surrender, Lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy.  You should compare your existing insurance and the Policy carefully.  You should replace your existing insurance only when you determine that the Policy is better for you.  You may have to pay a surrender charge on your existing insurance, and the Policy will impose a new surrender charge period.  You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free.  If you Surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender.  Because we will not issue the Policy until we have received an initial Premium from your existing insurance company, the issuance of the Policy may be delayed.

When Insurance Coverage Takes Effect

We will issue the Policy only if the underwriting process has been completed, the Application has been approved, and the proposed Insured is alive and in the same condition of health as described in the Application.  However, full insurance coverage under the Policy will take effect only if the Minimum Initial Premium also has been paid.  We begin to deduct monthly charges from your Policy Account Value on the Policy Issue Date.

We may provide temporary insurance coverage before full insurance coverage takes effect, subject to our underwriting rules and Policy conditions.  The amount of temporary insurance coverage we provide may be less than the amount of full insurance coverage you later receive.  If temporary insurance does not take effect, then no insurance shall take effect unless and until: (1) the underwriting process has been completed; (2) the Application has been approved; (3) the Minimum Initial Premium has been paid; and (4) there has been no change in the insurability of any proposed Insured since the date of Application.

Canceling a Policy (Free Look Right)

Initial Free Look.  You may cancel a Policy during the Free Look Period by providing Written Notice of cancellation and returning the Policy to us or to the agent who sold it.  The Free Look Period begins when you receive the Policy and generally expires 10 days after you receive the Policy.  This period will be longer if required by state law.  If you decide to cancel the Policy during the Free Look Period, we will treat the Policy as if we never issued it.

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Within 7 days after we receive the returned Policy, we generally will refund an amount equal to the sum of:

1.	The Policy Account Value as of the date we receive the returned Policy, plus

2.	Any premium expense charges deducted from Premiums paid, plus

3.	Any Monthly Deductions charged against the Policy Account Value, plus

4.	An amount reflecting other charges deducted (directly or indirectly) under the Policy.

We may postpone payment of the refund under certain conditions.  The Free Look Period may be longer in some states and, where state law requires, the refund will equal all payments you made (less any partial withdrawals and Indebtedness). If the policy is canceled, we will treat the policy as if it was never issued.  If we do not receive your policy at our home office on the close of business on the date the free look period expires, you will not be allowed to cancel your policy free of charge.

Free Look for Increase in Face Amount.  A Free Look Period also begins if you request an increase in Face Amount.  You may cancel an increase in Face Amount until 10 days after you receive the new Policy schedule pages reflecting the increase.  This period will be longer if required by state law.  If you exercise this right, all Monthly Deductions attributable to the increase plus the Face Amount increase charge will be credited to the Subaccounts and the Guaranteed Account in the same proportion as they were deducted, unless you request a refund of this amount.

Ownership and Beneficiary Rights

The Policy belongs to the Owner named in the Application.  While the Insured is living, the Owner may exercise all of the rights and options described in the Policy.  The Owner is the Insured unless the Application specifies a different person as the Insured or the Owner is changed thereafter.  If the Owner is not the Insured and dies before the Insured, ownership of the Policy will pass to the Owner's estate, unless a contingent Owner has been designated.  To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).  The principal rights of the Owner include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy.  Changing the Owner or assigning the Policy may result in tax consequences.

The principal right of the Beneficiary is the right to receive the Insurance Proceeds under the Policy.

Modifying the Policy

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president or a vice president.  No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

•
to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

•	to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy.  If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform to these laws.

Other Policies

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs.  However, these other policies also have different charges that would affect your Subaccount performance and Policy Account Value.  To obtain more information about these other policies, contact our Service Center or your agent.

Premiums

Minimum Initial Premium.  No insurance will take effect until the Minimum Initial Premium is paid, and the health and other conditions of the Insured described in the Application must not have changed.

Premium Flexibility.  When you apply for a Policy, you will elect to pay Premiums on a quarterly, semiannual, or annual basis (planned periodic premiums).  We will then send you a premium reminder notice as each payment becomes "due." However, you do not have to pay Premiums according to any schedule.  You have flexibility to determine the frequency and the amount of the Premiums you pay, and you can change the planned periodic premium schedule at any time.  If you are submitting a Premium payment pursuant to a premium reminder notice, the address for payment will be enclosed with the notice.  You may also send your Premium payments to our Service Center, or send additional Premium payments by wire transfer.  If you submit a Premium payment to your agent, we will not begin processing the Premium until we receive it from your agent's broker-dealer.  If you have an

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outstanding Policy loan, we will credit all payments you send to us as loan repayments unless you provide Written Notice for the payments to be applied as Premium payments.  (For New York residents, we will credit all payments you send to us as Premium payments unless you provide Written Notice for the payments to be applied as loan repayments.)  You may also choose to have Premium payments automatically deducted monthly from your bank account or other source under the automatic payment plan.  Payment of the planned periodic Premiums does not guarantee that the Policy will remain in force.  See "Policy Lapse and Reinstatement."

You may not pay any Premiums after the Policy's Final Policy Date.  You may not pay Premiums less than $20, and we reserve the right to increase this minimum to an amount not exceeding $500 upon 90 days Written Notice to you.  We have the right to limit or refund any Premium or portion of a Premium if:

1.	The Premium would disqualify the Policy as a life insurance contract under the Code;

2.	The amount you pay is less than the minimum dollar amount allowed (currently $20); or

3.	The Premium would increase the net amount at risk (unless you provide us with satisfactory Evidence of Insurability).

You can stop paying Premiums at any time and your Policy will continue in force until the earlier of the Final Policy Date, or the date when either: (1) the Insured dies; (2) the Grace Period ends without a sufficient payment (see "Policy Lapse and Reinstatement"); or (3) we receive your Written Notice requesting a Surrender of the Policy.

Minimum Guaranteed Premium.  The Minimum Guarantee Premium is the monthly premium amount necessary to guarantee insurance coverage during the first 5 Policy Years (during the first 8 Policy Years for policies issued on or before July 31, 2005).  Your Policy's specifications page will show a Minimum Guarantee Premium amount for your Policy, which is based on the Insured's Issue Age, sex, Premium Class, Face Amount, and Riders.  The Minimum Guarantee Premium will increase if you increase the Face Amount or add supplemental benefits to your Policy.  The Minimum Guarantee Premium will decrease for any supplemental benefit you decrease or discontinue.  The Minimum Guarantee Premium will not decrease if you decrease the Face Amount.  See "Death Benefit – Changing the Face Amount."

Premium Limitations.  The Code provides for exclusion of the death benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits.  In no event can the total of all premiums paid under a policy exceed these limits.  We have established procedures to monitor whether aggregate Premiums paid under a Policy exceed those limits.  If a Premium is paid which would result in total Premiums exceeding these limits, we will accept only that portion of the Premium that would make total Premiums equal the maximum amount that may be paid under the Policy.  We will notify you of available options with regard to the excess Premium.  If a satisfactory arrangement is not made, we will refund this excess to you.  If total Premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's death benefit over the Policy's cash surrender value (i.e., the Policy Account Value less any surrender charges or additional surrender charges) should still be excludable from gross income.

The maximum premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time.  As a result, any Policy changes that affect the amount of the death benefit may affect whether cumulative Premiums paid under the Policy exceed the maximum premium limitations.

Refund of Excess Premium for Modified Endowment Contracts.  At the time a Premium is credited which would cause the Policy to become a MEC, we will notify you that the Policy will become a MEC unless you request a refund of the excess Premium within 30 days after receiving the notice.  If you request a refund, we will deduct the Policy Account Value attributable to the excess premium (including any interest or earnings on the excess Premium) from the Subaccounts and/or the Guaranteed Account in the same proportion as the Premium was initially allocated to the Subaccounts and/or the Guaranteed Account.  The excess Premium paid (including any interest or earnings on the excess Premium) will be returned to you.  For more information on MECs, see "Federal Tax Considerations."

Tax-Free Exchanges (1035 Exchanges).  We may accept as part of your initial Premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract.  If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

Allocating Premiums

When you apply for a Policy, you must instruct us in the Application to allocate your Net Premium to one or more Subaccounts of the Separate Account and/or to the Guaranteed Account according to the following rules:

•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

•	We will allocate the Net Premium as of the Valuation Day we receive it at our Service Center according to your current premium allocation instructions, unless otherwise specified.

•
You may change the allocation instructions for additional Net Premiums without charge by providing us with Written Notice.  Any change in allocation instructions will be effective on the Valuation Day we record the change.

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Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of these Subaccounts and will be reduced by Policy charges.  You bear the entire investment risk for amounts you allocate to the Subaccounts.  You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

Delay in Allocation

Certain states require us to refund all payments (less any partial withdrawals and Indebtedness) in the event you cancel the Policy during the Free Look Period.  See "The Policy – Canceling a Policy (Free Look Right)."  In those states, we will allocate to the Money Market Subaccount any Premiums you request be allocated to Subaccount(s) which are received at our Service Center within 15 days from the later of: (1) the Policy Issue Date; or (2) the date we receive the Minimum Initial Premium.  After this 15-day period ends, the value in the Money Market Subaccount is allocated among the Subaccounts as indicated in the Application.  We invest all Net Premiums paid thereafter based on the allocation percentages then in effect.

Policy Account Values

Policy Account Value

The Policy Account Value serves as the starting point for calculating values under a Policy.

Policy Account Value:
• equals the sum of all values in the Guaranteed Account, the Loan Account, and in each Subaccount;
• is determined first on the Policy Date and then on each Valuation Day; and
• has no guaranteed minimum amount and may be more or less than Premiums paid.

Policy Account Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial withdrawals, and loans).  We do not guarantee a minimum Policy Account Value.

Net Cash Surrender Value

The Net Cash Surrender Value is the amount we pay to you when you Surrender your Policy.  We determine the Net Cash Surrender Value at the end of the Valuation Period when we receive your written Surrender request at our Service Center.

Net Cash Surrender Value at the end of any Valuation Day equals:	• the Policy Account Value as of such date; minus • any surrender charge or additional surrender charge as of such date; minus • any outstanding Indebtedness.

Subaccount Value

At the end of any Valuation Period, the Subaccount value is equal to the number of units in the Subaccount multiplied by the unit value of that Subaccount.

The number of units in any Subaccount at the end of any Valuation Day equals:
• the initial units purchased at the unit value on the Policy Issue Date; plus
• units purchased with additional Net Premiums; plus
• units purchased with Special Policy Account Value Credits (see "Policy Account Values – Special Policy Account Value Credit"); plus
• units purchased via transfers from another Subaccount, the Guaranteed Account, or the Loan Account; minus
• units redeemed to pay for Monthly Deductions; minus
• units redeemed to pay for partial withdrawals; minus
• units redeemed as part of a transfer to another Subaccount, the Guaranteed Account, or the Loan Account.

Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units.  We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period in which the transaction request is received.

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Unit Value

We determine a unit value for each Subaccount to reflect how investment performance affects the Policy Account Value.  Unit values will vary among Subaccounts.  The unit value may increase or decrease from one Valuation Period to the next.

The unit value of any Subaccount at the end of any Valuation Day equals:	• the unit value of the Subaccount on the immediately preceding Valuation Day; multiplied by • the net investment factor for that Subaccount on that Valuation Day.

The net investment factor:

• measures the investment performance of a Subaccount from one Valuation Period to the next;
• increases to reflect investment income and capital gains (realized and unrealized) for the shares of the underlying Portfolio; and
• decreases to reflect any capital losses (realized and unrealized) for the shares of the underlying Portfolio, as well as the mortality and expense risk charge.

Guaranteed Account Value

On the Policy Issue Date, the Guaranteed Account value is equal to the Net Premiums allocated to the Guaranteed Account, less the portion of the first Monthly Deduction taken from the Guaranteed Account.

The Guaranteed Account value at the end of any Valuation Day is equal to:
• the Net Premium(s) allocated to the Guaranteed Account; plus
• any amounts transferred to the Guaranteed Account (including amounts transferred from the Loan Account); plus
• interest credited to the Guaranteed Account; minus
• amounts deducted to pay for Monthly Deductions; minus
• amounts withdrawn from the Guaranteed Account; minus
• amounts transferred from the Guaranteed Account to a Subaccount or to the Loan Account.

Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows:

▶	for amounts in the Guaranteed Account for the entire Policy month ¦ Interest will be credited from the beginning to the end of the Policy month;

▶	for amounts allocated to the Guaranteed Account during the prior Policy month ¦ Interest will be credited from the date the Net Premium or loan repayment is allocated to the end of the Policy month;

▶	for amounts transferred to the Guaranteed Account during the prior Policy month ¦ Interest will be credited from the date of the transfer to the end of the Policy month;

▶
for amounts deducted or withdrawn from the Guaranteed Account during the prior Policy month ¦ Interest will be credited from the beginning of the prior Policy month to the date of deduction or withdrawal.

Special Policy Account Value Credit

The Special Policy Account Value Credit is an amount added to the Policy Account Value in the Subaccounts on each Policy Processing Day, either: (1) after the Policy has been in force for at least 15 years; or (2) when the Policy Account Value less the Loan Account value equals or exceeds $100,000.

Special Policy Account Value Credit is equal to:	• 0.03% (0.36% annually); multiplied by • the Policy Account Value in the Subaccounts.

The Special Policy Account Value Credit is intended to offset a portion of the mortality and expense risk charge.

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Death Benefit

Insurance Proceeds

As long as the Policy is in force, we will pay the Insurance Proceeds to the Beneficiary once we receive satisfactory proof of the Insured's death.  We may require you to return the Policy.  We will pay the Insurance Proceeds in a lump sum or under a settlement option.  If the Beneficiary dies before the Insured, we will pay the Insurance Proceeds in a lump sum to the Insured's estate.  See "Death Benefit – Settlement Options."

Insurance Proceeds equal:	¢ the death benefit (described below); plus ¢ any additional insurance provided by Rider; minus ¢ any unpaid Monthly Deductions; minus ¢ any outstanding Indebtedness.

If all or part of the Insurance Proceeds are paid in one sum, we will pay interest on this sum at the annual rate of 3% or any higher rate as required by applicable state law from the date of the Insured's death to the date we make payment.

An increase in the Face Amount will increase the death benefit, and a decrease in the Face Amount will decrease the death benefit.

We may further adjust the amount of the Insurance Proceeds under certain circumstances.

Death Benefit Options

In the Application, you may choose between two death benefit options: Option A and Option B.  We calculate the amount available under each death benefit option as of the date of the Insured's death.  Under either option, the length of the death benefit coverage depends upon the Policy's Net Cash Surrender Value.  See "Policy Lapse and Reinstatement."

The death benefit under Option A is the greater of:
¢ the Face Amount; or
¢ the Policy Account Value (determined as of the date of the Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death) multiplied by the applicable percentage listed in the table below.

The death benefit under Option B is the greater of:

¢ the Face Amount plus the Policy Account Value (determined as of the date of the Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death); or
¢ the Policy Account Value (determined as of the date of the Insured's death if this day is a Valuation Day; otherwise on the Valuation Day next following the date of the Insured's death) multiplied by the applicable percentage listed in the table below.

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 through 99	100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.

Which Death Benefit Option to Choose.  If you prefer to have Premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B.  If you are satisfied with the amount of the Insured's existing insurance coverage and prefer to have Premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, you should choose Option A.

The amount of the death benefit may vary with the Policy Account Value.

▶	Under Option A, the death benefit will vary with the Policy Account Value whenever the Policy Account Value multiplied by the applicable percentage is greater than the Face Amount.

▶	Under Option B, the death benefit will always vary with the Policy Account Value.

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Changing Death Benefit Options

After the first Policy Year or 12 months after a Face Amount increase, you may change death benefit options without Evidence of Insurability and with no additional charge while the Policy is in force.  Changing the death benefit option may result in a change in Face Amount.  Changing the death benefit option also may have tax consequences and may affect the net amount at risk over time (which would affect the monthly cost of insurance charge).  However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code.  You should consult a tax adviser before changing death benefit options.

Changing the Face Amount

You select the Face Amount when you apply for the Policy.  After the first Policy Year, you may change the Face Amount subject to the conditions described below.  We may require you to return your Policy to make a change.  We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code.  However, changing the Face Amount may have tax consequences and you should consult a tax adviser before doing so.

Increasing the Face Amount

•	You may increase the Face Amount by submitting a written Application and providing Evidence of Insurability satisfactory to us at our Service Center.

•
On the effective date of an increase, and taking the increase into account, the Net Cash Surrender Value must be equal to the Monthly Deductions then due and the charge for the increase.  If not, the increase will not occur until you pay sufficient additional Premium to increase the Net Cash Surrender Value.  An increase will be effective on the Policy Processing Day on or next following the date we approve your Application, provided we have received any Premium necessary to make the change.

•	We apply a Face Amount increase charge. Further, each increase in Face Amount will begin a 12-year period during which additional surrender charges will apply if you Surrender the Policy.

•	The minimum increase is $25,000. You may not increase the Face Amount after the Insured's Attained Age 75 or if the Face Amount was increased during the prior 12-month period.

•
Increasing the Face Amount during the first 5 Policy Years (during the first 8 Policy Years for Policies issued on or before July 31, 2005) or purchasing the Guaranteed Minimum Death Benefit Rider will increase your Minimum Guarantee Premium.

•
The total net amount at risk will be affected, which will increase the monthly cost of insurance charges.  A different cost of insurance charge may apply to the increase in Face Amount, based on the Insured's circumstances at the time of the increase.

Decreasing the Face Amount

•
You must submit a Written Request to decrease the Face Amount, but you may not decrease the Face Amount below the minimum Initial Face Amount.  The decrease must be for at least $25,000.  A decrease is not allowed for 12 months following an increase in Face Amount.

•	Any decrease will be effective on the Policy Processing Day on or next following the date we approve your request.

•	Decreasing the Face Amount may result in a surrender charge and/or additional surrender charge, which will reduce Policy Account Value.

•
A decrease in Face Amount generally will decrease the net amount at risk, which will decrease the cost of insurance charges.  For purposes of determining the cost of insurance charge and any surrender charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount.

•	We will not allow a decrease in Face Amount if this decrease would cause the Policy to no longer qualify as life insurance under the Code.

•	Decreasing the Face Amount will not affect the Minimum Guarantee Premium, unless you have elected the Guaranteed Minimum Death Benefit Rider.

Settlement Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum.  None of these options vary with the investment performance of the Separate Account.  More detailed information concerning these settlement options is available on request from our Service Center.

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Accelerated Death Benefit

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of part of the Policy's death benefit when the Insured develops a non-correctable medical condition that is expected to result in his or her death within 12 months.  For Policies issued before April 9, 2001 or the date we obtain state approval, if later, accelerated payments also may be provided if the Insured has been confined to a nursing care facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this Rider.  However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.  The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain.  You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

Long-Term Care Benefits

We offer three Long-Term Care Benefit Riders under the Policy: the Long-Term Care Acceleration Benefit Rider ("LTC Acceleration Rider"), the Long-Term Care Waiver Benefit Rider ("LTC Waiver Rider"), and the Long-Term Care Extended Insurance Benefit Rider ("LTC Extended Rider").  If you elect to add the LTC Acceleration Rider to your Policy, you must also add the LTC Waiver Rider, while you may also add the LTC Extended Rider.  You cannot elect to add either the LTC Waiver Rider or the LTC Extended Rider alone.

Under these Riders, you may receive periodic payments of a portion of your death benefit if the Insured becomes "chronically ill" so that the Insured:

(1)	is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity; or

(2)	requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

The Long-Term Care Benefit Riders also provide for the payment of monthly Premiums (equal on an annual basis to the minimum annual premium specified on the Policy schedule) up to the date specified in the Policy schedule, and the waiver of Monthly Deductions after that date, as well as a residual death benefit.

An optional Long-Term Care Benefit Rider may also be elected which provides for periodic reimbursements of expenses incurred for "qualified long-term care services" following the full payment of the acceleration death benefit.

Each of the Long-Term Care Benefit Riders imposes a monthly charge on either the net amount at risk under the Policy or the coverage amount of the Rider.  Depending on the Rider, the charge may be at a rate that varies based on the Attained Age and sex of the Insured and increases annually as the Insured ages, or may be level for the duration of the Rider and based on the Attained Age of the Insured when the Rider is issued.  If you increase the Rider coverage amount, a new charge based on the Attained Age of the Insured at that time may apply to the increase.  We may increase the rates for these charges on a class basis.  Once we begin to pay benefits, we waive the charge under certain of the Riders until the Insured no longer qualifies for Rider benefits and is not chronically ill.

There may be federal income tax consequences associated with the Long-Term Care Benefit Riders.  We believe that benefits payable under the LTC Acceleration Rider and the LTC Extended Rider should be excludable from gross income under the Code.  The exclusion of the LTC Acceleration Rider and the LTC Extended Rider benefit payments from taxable income, however, is contingent on each Rider meeting specific requirements under the Code.  While guidance is limited, we believe that the LTC Acceleration and the LTC Extended Riders should each satisfy these requirements.

You will be deemed to have received a distribution for tax purposes each time a deduction is made from your Policy Account Value to pay charges for the LTC Acceleration Rider or the LTC Extended Rider.  The distribution generally will be taxed in the same manner as any other distribution under the Policy.  In addition, the implications to your Policy's continued qualification as a life insurance contract for federal tax purposes due to any reductions in death benefits under your Policy resulting from a benefit payment under the LTC Acceleration Rider are unclear.  You should consult a tax adviser before adding the Long-Term Care Benefit Riders to your Policy.

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Surrenders and Partial Withdrawals

Surrenders

You may request to Surrender your Policy for its Net Cash Surrender Value as calculated at the end of the Valuation Day when we receive your request, subject to the following conditions:

•	You must complete and sign our surrender form and send it to us at our Service Center. You may obtain the surrender form by calling us at (800) 688-5177.

•	The Insured must be alive and the Policy must be in force when you make your request, and the request must be made before the Final Policy Date. We may require that you return the Policy.

•
If you Surrender your Policy during the first 12 Policy Years (or during the first 12 years after an increase in the Face Amount), you will incur a surrender charge.  See "Charges and Deductions – Surrender Charges and Additional Surrender Charges."

•	Once you Surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

•
We generally will pay the Net Cash Surrender Value to you in a lump sum within 7 days after we receive your completed, signed surrender form unless you request other arrangements.  We may postpone payment of Surrenders under certain conditions.

•	A Surrender may have tax consequences. See "Federal Tax Considerations – Tax Treatment of Policy Benefits."

Partial Withdrawals

After the first Policy Year, you may make a Written Request to withdraw part of the Net Cash Surrender Value subject to certain conditions.  We will process each partial withdrawal at the unit values next determined after we receive your request.  We generally will pay a partial withdrawal request within 7 days after the Valuation Day when we receive the request.  We may postpone payment of partial withdrawals under certain conditions.

Rules for Partial Withdrawals

ž	You must request at least $1,500.

ž	For each partial withdrawal, we deduct a $25 fee from the remaining Policy Account Value. See "Charges and Deductions – Partial Withdrawal Charge."

ž	The Insured must be alive and the Policy must be in force when you make your request, and this request must be made before the Final Policy Date.

ž
You can specify the Subaccount(s) from which to make the partial withdrawal but may not specify that the partial withdrawal be deducted from the Guaranteed Account.  If you do not make a specification, we will deduct the amount (including any fee) from the Subaccounts and the Guaranteed Account on a pro rata basis (that is, based on the proportion that each Subaccount value and the Guaranteed Account value bears to the unloaned Policy Account Value).

ž	You may not make a partial withdrawal if, or to the extent that, the partial withdrawal would reduce the Face Amount below the minimum Face Amount.

Effect of Partial Withdrawals

ž	A partial withdrawal can affect the Face Amount, death benefit, and net amount at risk (which is used to calculate the cost of insurance charge (see "Charges and Deductions – Monthly Deduction")).

ž
If death benefit Option A is in effect, we will reduce the Face Amount by the amount of the partial withdrawal (including the partial withdrawal charge).  Any decrease in Face Amount due to a partial withdrawal will first reduce the most recent increase in Face Amount, then the next most recent increases in succession, and lastly, the Initial Face Amount.

ž
If you purchased an Additional Insurance Benefit Rider, partial withdrawals first decrease the Policy's Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount) and then the Rider coverage amount.

ž	If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, we will not allow the partial withdrawal.

ž	A partial withdrawal may have tax consequences. See "Federal Tax Considerations – Tax Treatment of Policy Benefits."

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Transfers

You may make transfers between and among the Subaccounts and the Guaranteed Account.  We determine the amount you have available for transfers at the end of the Valuation Period when we receive your request.  The following features apply to transfers under the Policy:

♦	You must transfer at least $1,000, or the total value in the Subaccount or Guaranteed Account, if less.

♦
We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year.  Some transfers do not count as transfers for the purpose of assessing the transfer charge (see below).

♦	We may restrict the quantity and/or the mode of communication of transfer requests to prohibit disruptive trading that is deemed potentially harmful to Policy Owners (see "Disruptive Trading" below).

♦	We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or Guaranteed Account) involved.

♦
We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request.  The corresponding Portfolio of any Subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange (usually 4:00 p.m., Eastern time), which coincides with the end of each Valuation Period.  Therefore, we will process any transfer request we receive after the close of the regular business session of the New York Stock Exchange, using the net asset value for each share of the applicable Portfolio determined as of the close of the next regular business session of the New York Stock Exchange.

Disruptive Trading

Neither the Policies nor the Portfolios are designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as "market-timing," "short-term trading," or "disruptive trading").  We discourage (and will take action to deter) disruptive trading in the Policies because the frequent movement between or among Subaccounts may negatively impact other Policy Owners.  Short-term trading can result in:

•	the dilution of the value of Policy Owners' interests in the Portfolio;

•
Portfolio managers taking actions that negatively impact performance (keeping a larger portion of the Portfolio's assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect Policy Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies. We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of the Subaccounts that are actively traded will be adversely impacted. Policy Owners remaining in the affected Subaccount will bear any resulting increased costs.

Redemption Fees.  Some Portfolios assess a short-term trading fee in connection with transfers from a Subaccount that occur within 60 days after the date of the allocation to that Subaccount.  The fee is assessed against the amount transferred and is paid to the Portfolio.  Redemption fees compensate the Portfolio for any negative impact on fund performance resulting from short-term trading.  For more information on Short-Term Trading Fees, please see the "Short-Term Trading Fees" provision.

U.S. Mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in disruptive trading practices.  Transaction reports are produced and examined.  Generally, a Policy may appear on these reports if the Policy Owner (or a third party acting on their behalf) engages in a certain number of transfers in a given period.  We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed Account) involved.

As a result of this monitoring process, we may restrict the method of communication by which transfer orders will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfers in one calendar quarter
We will mail a letter to the Policy Owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and
(2) if their transfers exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Policy Owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfers in 2 consecutive calendar quarters OR More than 20 transfers in one calendar year	We will automatically limit the Policy Owner to submitting transfer requests via U.S. mail.

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Each January 1st, we will start the monitoring anew, so that each Policy starts with 0 transfers each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Policies.  Some investment advisers/representatives manage the assets of multiple NLACA policies and/or contracts pursuant to trading authority granted or conveyed by multiple Policy Owners.  We will generally require these multi-contracts advisers to submit all transfer requests via U.S. mail.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Policy Owners, Payees, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Policy Owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.  If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed. Any restrictions that we implement will be applied consistently and uniformly.  Some transfers do not count as transfers for purposes of monitoring for disruptive trading (see below).

Portfolio Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the Portfolios which allow them to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

(3)	instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the Portfolio (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the Portfolios upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Portfolios.  We and any affected policy owner may not have advance notice of such instructions from a Portfolio to restrict or prohibit further purchases or exchange requests.  If a Portfolio refuses to accept a purchase or exchange request submitted by us, we will keep any affected policy owner in their current Portfolio allocation.

Transfers from the Guaranteed Account

You may make one transfer out of the Guaranteed Account within 30 days prior to or following each Policy Anniversary.  The amount transferred may not exceed 25% of the Guaranteed Account value.  However, if the Guaranteed Account value is less than $1,000, the entire Guaranteed Account value may be transferred.  If we receive your request for this transfer within 30 days prior to the Policy Anniversary, the transfer will be made as of the Policy Anniversary.  If this request is received within 30 days after the Policy Anniversary, the transfer will be made as of the date we receive the request at our Service Center.

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging program in the Application or by completing an election form.  Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations.  The strategy spreads the allocation of your Premium into the Subaccounts or Guaranteed Account over a period of time by systematically and automatically transferring, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccount(s) or the Guaranteed Account.  This allows you to potentially reduce the risk of investing most of your Premium into the Subaccounts at a time when prices are high.  We do not assure the success of this strategy, and success depends on market trends.  We cannot guarantee that dollar cost averaging will result in a profit or protect against loss.  You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.  There is no additional charge for dollar cost averaging.  We may modify, suspend, or discontinue the dollar cost averaging program at anytime upon 30 days' Written Notice to you.  Dollar cost averaging transfers do not count as transfers for purposes of assessing the transfer fee and do not count as transfers for purposes of monitoring for disruptive trading.

Automatic Asset Rebalancing

We also offer an automatic asset rebalancing program under which we will automatically transfer amounts quarterly or annually to maintain a particular percentage allocation among the Subaccounts.  Policy Account Value allocated to each Subaccount will grow or decline in value at different rates.  The automatic asset rebalancing program automatically reallocates the Policy Account Value in the Subaccounts at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule.  The automatic asset rebalancing program will transfer Policy Account Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much).  Over time, this method of investing may help you buy low and sell high.  The automatic asset rebalancing program does not guarantee gains, nor does it assure that you will not have losses.  Policy Account Value in the Guaranteed Account is not available for this program.  There is no additional charge for the automatic asset rebalancing program.  We may modify, suspend, or discontinue the automatic asset rebalancing program at any time.  Automatic asset

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rebalancing transfers do not count as transfers for purposes of assessing the transfer fee.  However, automatic asset rebalancing transfers do count as transfers for purposes of monitoring for disruptive trading.

Additional Transfer Rights

Special Transfer Right. At any one time during the first 2 years following the Policy Issue Date, you may request a transfer of the entire amount in the Separate Account to the Guaranteed Account, and the allocation of all future Net Premiums to the Guaranteed Account.  This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy.  We will not assess any transfer or other charges in connection with the special transfer right, and this transfer will not count as a transfer for purposes of assessing a transfer fee or for purposes of monitoring for disruptive trading.

Conversion Privilege for Increase in Face Amount.  At any one time during the first 2 years following an increase in the Policy's Face Amount, you may exchange the amount of the increase for a fixed benefit permanent life insurance policy without Evidence of Insurability.  Such an exchange may have tax consequences.  Premiums under this new policy will be based on our rates in effect for the same sex, Attained Age, and Premium Class of the Insured on the effective date of the increase in the Face Amount.  The new policy will have the same Face Amount and Policy Issue Date as the amount and effective date of the increase.  We will refund the expense charge for the increase and the Monthly Deductions for the increase made on each Policy Processing Day between the effective date of the increase to the date of conversion.  We will not assess any transfer charges in connection with this conversion privilege, and this transfer will not count as a transfer for purposes of assessing a transfer fee or for purposes of monitoring for disruptive trading.

Change in Subaccount Investment Policy. If the investment policy of a Subaccount is materially changed, you may transfer the portion of the Policy Account Value in that Subaccount to another Subaccount or to the Guaranteed Account.  We will not assess a transfer charge in connection with the transfer and the transfer will not count as a transfer for purposes of assessing a transfer fee.  However, the transfer will count as a transfer for purposes of monitoring for disruptive trading.

Loans

While the Policy is in force, you may submit a request to borrow money from us using the Policy as the only collateral for the loan.  You may increase your risk of Lapse if you take a loan.  A loan that is taken from, or secured by, a Policy may have tax consequences.

Loan Conditions:

•	The minimum loan you may take is $500.

•	The maximum loan you may take is the Net Cash Surrender Value on the date of the loan.

•
To secure the loan, we transfer an amount as collateral to the Loan Account.  This amount is equal to the amount of the loan (adjusted by the guaranteed earned interest rate and the charged interest rate to the next Policy Anniversary).  You may request that we transfer this amount from specific Subaccounts, but may not request that we transfer this amount from the Guaranteed Account.  However, if you do not specify any specific Subaccounts, we will transfer the loan from the Subaccounts and the Guaranteed Account on a pro rata basis based on the proportion that the values in the Subaccounts and Guaranteed Account bear to the unloaned Policy Account Value.  Transfers to and from the Loan Account do not count as transfers for purposes of assessing a transfer fee or for purposes of monitoring for disruptive trading.

•	We charge you 6% interest per year (charged interest rate) on your loan.

•
Amounts in the Loan Account earn interest at an annual rate guaranteed not to be lower than 4.0% (earned interest rate).  We may credit the Loan Account with an interest rate different than the rate credited to Net Premiums allocated to the Guaranteed Account.  We currently credit 4% to amounts in the Loan Account until the 10th Policy Anniversary or Attained Age 60, whichever is later, and 5.75% annually thereafter.  The tax consequences associated with loans taken from or secured by a Policy that is not a MEC are unclear when the interest earned on the loan is increased to 5.75%.

•
You may repay all or part of your Indebtedness at any time while the Insured is alive and the Policy is in force.  Upon each loan repayment, we will allocate an amount equal to the loan repayment (but not more than the amount of the outstanding loan) from the Loan Account back to the Subaccounts and/or Guaranteed Account according to the pro rata basis upon which we originally transferred the loan collateral from the Subaccounts and/or Guaranteed Account as described above.  We will allocate any repayment in excess of the amount of the outstanding loan to the Subaccounts and/or the Guaranteed Account based on the amount of interest due on the portion of the outstanding loan allocated to each such account.

•
While your loan is outstanding, we will credit all payments you send to us as loan repayments unless you provide Written Notice for the payments to be applied as Premium payments.  (For New York residents, we will credit all payments you send to us as Premium payments unless you provide Written Notice for the payments to be applied as loan repayments.)

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•
A loan, whether or not repaid, affects the Policy, the Policy Account Value, the Net Cash Surrender Value, and the death benefit.  Loan amounts are not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account.  We deduct any Indebtedness from the Policy Account Value upon Surrender, and from the Insurance Proceeds payable on the Insured's death.

•
If your Indebtedness causes the Net Cash Surrender Value on a Policy Processing Day to be less than the Monthly Deduction due, your Policy will enter a Grace Period.  See "Policy Lapse and Reinstatement."

•	We normally pay the amount of the loan within 7 days after we receive a loan request. We may postpone payment of loans under certain conditions.

There are risks involved in taking a loan, including the potential for a Policy to Lapse if projected earnings, taking into account outstanding loans, are not achieved.  If the Policy is a MEC, then a loan will be treated as a partial withdrawal for federal income tax purposes.  A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.  See "Policy Lapse and Reinstatement."  In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied.  The Owner of such a Policy should seek competent advice before requesting a Policy loan.

Telephone, Fax, and E-mail Requests

In addition to Written Requests, we may accept telephone, fax, and e-mail instructions from you or an authorized third party regarding transfers, dollar cost averaging, automatic asset rebalancing, loans (excluding 403(b) plans), exercise of the special transfer right, and partial withdrawals (fax and e-mail only), subject to the following conditions:

ž
You must complete and sign our telephone, fax, or e-mail request form and send it to us.  You also may authorize us in the Application or by Written Notice to act upon instructions given by telephone, fax, or e-mail.

ž	You may designate in the request form a third party to act on your behalf in making telephone, fax, and e-mail requests (subject to our disruptive trading policies).

ž	We will employ reasonable procedures to confirm that instructions are genuine.

ž
If we follow these procedures, we are not liable for any loss, damage, cost, or expense from complying with instructions we reasonably believe to be authentic.  You bear the risk of any such loss.  If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

ž
These procedures may include requiring forms of personal identification prior to acting upon instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

ž	We reserve the right to suspend telephone, fax, and/or e-mail instructions at any time for any class of Policies for any reason.

If you are provided a personal identification number ("PIN") in order to execute electronic transactions, you should protect your PIN, because self-service options will be available to your agent of record and to anyone who provides your PIN.  We will not be able to verify that the person providing instructions by telephone, fax, or e-mail is you or is authorized by you.

Telephone, fax, and e-mail may not always be available.  Any telephone, fax, or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent our processing of your request.  Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, you should make your request by writing to the Service Center.

Policy Lapse and Reinstatement

Lapse

Your Policy may enter a 61-day Grace Period and possibly Lapse (terminate without value) if the Net Cash Surrender Value is not enough to pay the Monthly Deduction and other charges.  If you have taken a loan, then your Policy also will enter a Grace Period (and possibly Lapse) whenever your Indebtedness reduces the Net Cash Surrender Value to zero.

Your Policy will not Lapse:

1.
During the first 5 Policy Years (during the first 8 Policy Years for Policies issued on or before July 31, 2005), if you pay Premiums (less any Indebtedness and partial withdrawals) in excess of the Minimum Guarantee Premium;

2.	If you purchase a Guaranteed Minimum Death Benefit Rider and meet certain conditions; or

3.	If you make a payment equal to 3 Monthly Deductions before the end of the Grace Period.

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If your Policy enters a Grace Period, we will mail a notice to your last known address.  The 61-day Grace Period begins on the date of the notice.  The notice will indicate that the payment amount of 3 Monthly Deductions is required and will also indicate the final date by which we must receive the payment to keep the Policy from lapsing.  If we do not receive the specified minimum payment by the end of the Grace Period, all coverage under the Policy will terminate and you will receive no benefits.  You may reinstate a apsed Policy if you meet certain requirements.  If the Insured dies during the Grace Period, we will pay the Insurance Proceeds.

Reinstatement

Unless you have surrendered your Policy, you may reinstate a Lapsed Policy at any time while the Insured is alive and within 3 years after the end of the Grace Period (and prior to the Final Policy Date) by submitting all of the following items to us at our Service Center:

1.	A Written Notice requesting reinstatement;

2.	Evidence of Insurability we deem satisfactory; and

3.	Payment of sufficient Premium to keep the Policy in force for at least 3 months following the date of reinstatement.

The effective date of reinstatement will be the first Policy Processing Day on or next following the date we approve your Application for reinstatement.  The reinstated Policy will have the same Policy Date as it had prior to the Lapse.  Upon reinstatement, the Policy Account Value will be based upon the Premium paid to reinstate the Policy.

The Company and the Guaranteed Account

Nationwide Life and Annuity Company of America

We are a stock life insurance company.  Our corporate headquarters are located at 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312.  Our Service Center is located at 300 Continental Drive, Newark, Delaware 19713.

The Guaranteed Account

The Guaranteed Account is part of our general account.  We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts.  These assets are subject to our general liabilities from business operations.  Subject to applicable law, we have sole discretion over investment of the Guaranteed Account's assets.  We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account.  We guarantee that the amounts allocated to the Guaranteed Account will be credited interest daily at a net effective annual interest rate of at least 4%.  The principal, after charges and deductions, is also guaranteed.  We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Guaranteed Account value will not share in the investment performance of our general account.  Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Guaranteed Account will be credited with different current interest rates.  For each amount allocated or transferred to the Guaranteed Account, we apply the current interest rate to the end of the calendar year.  At the end of that calendar year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Guaranteed Account on that date).  We guarantee the rate declared on this amount and accrued interest thereon at the end of each calendar year for the following calendar year.  You assume the risk that interest credited to amounts in the Guaranteed Account may not exceed the minimum 4% guaranteed rate.

We allocate amounts from the Guaranteed Account for partial withdrawals, transfers to the Subaccounts, or charges for the Monthly Deduction on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

We have not registered the Guaranteed Account with the SEC, and the staff of the SEC has not reviewed the disclosure in the prospectus relating to the Guaranteed Account.

The Separate Account and the Portfolios

The Separate Account

The Separate Account is a separate investment account established under Delaware law.  We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies.  We may use the Separate Account to support other variable life insurance policies we issue.  The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws.  This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

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We have divided the Separate Account into Subaccounts that may invest in shares of the Portfolios offered under the Policy.  The Subaccounts buy and sell Portfolio shares at net asset value.  Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount's own investment performance and not the investment performance of our other assets.  The Separate Account assets are held separate from our other assets and are not part of our general account.  We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies.  If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.  The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

We reserve the right to make structural and operational changes affecting the Separate Account.  See "Addition, Deletion, or Substitution of Investments," below.

We do not guarantee any money you place in the Subaccounts.  The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio.  You could lose some or all of your money.

The Portfolios

The Separate Account invests in shares of certain Portfolios.  Each Portfolio is part of a mutual fund that is registered with the SEC as an open-end management investment company.  This registration does not involve supervision of the management or investment practices or policies of the Portfolios or mutual funds by the SEC.

Each Portfolio's assets are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies that are different from those of the other Portfolios.  Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.  For more detail about each Portfolio, refer to each Portfolio's prospectus and/or "Appendix A: Portfolio Information" later in this prospectus.

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the Code.  It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and we make no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

We (or an affiliate) may receive compensation from a Fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by us (or an affiliate).  These percentages differ, and some Funds, advisers, or distributors (or affiliates) may pay us more than others.  We also may receive 12b-1 fees.

Addition, Deletion, or Substitution of Investments

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account without your consent, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

2.	Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at our discretion;

3.	Substitute or close Subaccounts to allocations of Premiums or Policy Account Value, or both, and to existing investments or the investment of future Premiums, or both, at any time at our discretion;

4.	Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

5.	Combine the Separate Account with other separate accounts, and/or create new separate accounts;

6.	Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

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7.	Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The particular Portfolios available under the Policies may change from time to time.  Specifically, Portfolios or Portfolio share classes that are currently available may be removed or closed off to future investment.  New Portfolios or new share classes of currently available Portfolios may be added.  Policy Owners will receive notice of any such changes that affect their Policy.  Additionally, not all of the Portfolios are available in every state.

The Portfolios, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.  We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments.  We will notify you of any changes.

Substitution of Securities. We may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC. All affected contract owners will be notified in the event there is a substitution, elimination or combination of shares.

In February 2008, we filed an application with the SEC for an order permitting us to substitute assets allocated to certain underlying mutual funds into other underlying mutual funds available under the contract that have similar investment objectives and strategies.  If and when we receive SEC approval for these substitutions, affected contract owners will be notified in advance of the specific details relating to the substitutions and will be given an opportunity to make alternate investment allocations.

Deregistration of the Separate Account. We may deregister Nationwide Separate Account - A under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All contract owners will be notified in the event we deregister Separate Account-A.

Voting Portfolio Shares

Even though we are the legal owner of the Portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a Portfolio's shareholders occurs, you will receive voting materials.  We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner.  You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Policy Account Value you have in that Portfolio (as of a date set by the Portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.  Should federal securities laws, regulations, or interpretations change, we may elect to vote Portfolio shares in our own right.  If required by state insurance officials, or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions.  If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took this action.

Charges and Deductions

We make certain charges and deductions under the Policy.  These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

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Services and benefits we provide:	• the death benefit, cash, and loan benefits under the Policy • investment options, including Premium allocations • administration of elective options • the distribution of reports to Owners

Costs and expenses we incur:
• costs associated with processing and underwriting Applications, and with issuing and administering the Policy (including any Riders)
• overhead and other expenses for providing services and benefits
• sales and marketing expenses
• other costs of doing business, such as collecting Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees
• redemption fees assessed by certain Portfolios

Risk we assume:
• that the cost of insurance charges we may deduct are insufficient to meet our actual claims because Insureds die sooner than we estimate
• that the costs of providing the services and benefits under the Policies exceed the charges we deduct

Premium Expense Charge

Prior to allocation of Net Premium, we deduct a premium expense charge from each Premium to compensate us for distribution expenses and certain taxes.  We credit the remaining amount (the Net Premium) to your Policy Account Value according to your allocation instructions.  The premium expense charge consists of:

1.
Premium Tax Charge: for state and local premium taxes based on the rate for the Insured's residence at the time the Premium is paid.  Premium taxes vary from state to state but range from 0% to 4%.  (Kentucky imposes an additional city premium tax that applies only to first year premium.  This tax varies by municipality and is no greater than 12%.)  No premium tax charge is deducted in jurisdictions that impose no premium tax.

2.
Percent of Premium Charge: equal to 1.5% of each Premium payment to compensate us partially for federal taxes and the cost of selling the Policy.  We may increase this charge to a maximum of 3% of each Premium payment.

The premium expense charge is a percentage of each Premium payment.  This means that the greater the amount and frequency of Premium payments you make, the greater the amount of the premium expense charge we will assess.

Monthly Deduction

We deduct a Monthly Deduction from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate us for administrative expenses and for the Policy's insurance coverage.  We will make deductions from each Subaccount and the Guaranteed Account in accordance with the allocation percentage for Monthly Deductions you chose at the time of Application, or as later changed by Written Notice.  If we cannot make a Monthly Deduction on this basis, we will make deductions on a pro rata basis (i.e., in the same proportion that the value in each Subaccount and the Guaranteed Account bears to the unloaned Policy Account Value on the Policy Processing Day).  Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month to month, the Monthly Deduction will also vary.

If the Policy Date is set prior to the Policy Issue Date, a Monthly Deduction will accrue on the Policy Date and on each Policy Processing Day until the Policy Issue Date.  On the Policy Issue Date, these accrued Monthly Deductions will be deducted from the Policy Account Value.  The maximum amount deducted on the Policy Issue Date will equal the sum of 6 Monthly Deductions.  We will then deduct a Monthly Deduction from the Policy Account Value on each Policy Processing Day thereafter as described above.

The Monthly Deduction has 4 components:

ž	the cost of insurance charge;

ž	the monthly administrative charge;

ž	the initial administrative charge (for the first 12 Policy Processing Days); and

ž	charges for any Riders (as specified in the applicable Rider(s)).

Cost of Insurance.  We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit.  The charge depends on a number of variables (Attained Age, sex, Premium Class, Policy Year, and net amount at risk (described below)) that would cause it to vary from Policy to Policy and from Policy Processing Day to Policy Processing Day.  Your Policy's specifications

26

page indicates the guaranteed cost of insurance charge applicable to your Policy.  We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.

Cost of Insurance Charge:	The cost of insurance charge is equal to: • the monthly cost of insurance rate; multiplied by • the net amount at risk for your Policy on the Policy Processing Day.

The net amount risk is equal to: • the death benefit on the Policy Processing Day; minus • the Policy Account Value on the Policy Processing Day.

We calculate the cost of insurance charge separately for the Initial Face Amount and for any increase in Face Amount.  If we approve an increase in your Policy's Face Amount, then a different Premium Class (and a different cost of insurance rate) may apply to the increase, based on the Insured's circumstances at the time of the increase.  If, however, the death benefit is the Policy Account Value times the specified percentage, the rate for the Premium Class for the Initial Face Amount will be used for the amount of the death benefit in excess of the total Face Amount.

The cost of insurance charge is determined in a similar manner for any Additional Insurance Benefit Rider coverage amount and for any increase in Rider coverage amount.  Generally, the current cost of insurance rates for this Rider are lower than the current cost of insurance rates on the Policy's net amount at risk.  The guaranteed cost of insurance rates under the Rider are substantially the same as the guaranteed cost of insurance rates on the Policy's net amount at risk.

Net Amount at Risk.  We also calculate the net amount at risk separately for the Initial Face Amount and for any increase in Face Amount.  In determining the net amount at risk for each increment of Face Amount, the Policy Account Value is first considered part of the Initial Face Amount.  If the Policy Account Value exceeds the Initial Face Amount, it is then considered as part of any increases in Face Amount in the order these increases took effect.  The net amount at risk is affected by investment performance, loans, payments of Premiums, Policy fees and charges, the death benefit option chosen, partial withdrawals, and decreases in Face Amount.

Cost of insurance rates.  We base the cost of insurance rates on the Insured's Attained Age, sex, Premium Class, number of full years the insurance has been in force, and the Face Amount.  The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience.  The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy.  These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Table and the Insured's Attained Age, sex, and Premium Class.  For Policies issued in states that require "unisex" policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on the Insured's Attained Age, Premium Class, and the 1980 Commissioner's Standard Ordinary Mortality Table NB and SB.  Any change in the cost of insurance rates will apply to all persons of the same Attained Age, sex, Premium Class, and number of full years insurance has been in force.

Premium Class.  The Premium Class of the Insured will affect the cost of insurance rates.  We use an industry-standard method of underwriting in determining Premium Classes, which are based on the health of the Insured.  We currently place Insureds into one of three standard classes – preferred, nonsmoker, and smoker – or into classes with extra ratings, which reflect higher mortality risks and higher cost of insurance rates.

Monthly Administrative Charge.  Each month we deduct a $7.50 monthly administrative charge to compensate us for ordinary administrative expenses such as record keeping, processing death benefit claims and Policy changes, preparing and mailing reports, and overhead costs.  This charge may be increased but will not exceed $12 per month.

Initial Administrative Charge.  On the first 12 Policy Processing Days, we deduct a $5.00 initial administrative charge for Policy issue costs.

Charges for Riders.  The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by Rider.  For example, if you elect the Guaranteed Minimum Death Benefit Rider, we deduct a charge of $0.01 per every $1,000 of Face Amount on the Rider Policy Date and each Policy Processing Day thereafter to compensate us for costs associated with providing the guaranteed death benefit.

Mortality and Expense Risk Charge

We deduct a daily charge from each Subaccount (but not the Guaranteed Account) to compensate us for certain mortality and expense risks we assume.  The mortality risk is that an Insured will live for a shorter time than we project.  The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

This charge is currently equal to:

•	the assets in each Subaccount; multiplied by

•	0.002055%, which is the daily portion of the annual mortality and expense risk charge rate of 0.75% during all Policy Years.

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If this charge does not cover our actual costs, we absorb the loss.  Conversely, if the charge more than covers actual costs, the excess is added to our surplus.  We may increase this charge to a maximum annual rate of 0.90%.  We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.

In certain situations, a portion of the mortality and expense risk charge may be offset by the Special Policy Account Value Credit.  See "Policy Account Values – Special Policy Account Value Credit."

Surrender Charges and Additional Surrender Charges

Surrender charges and additional surrender charges are deducted to compensate us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of Applications for insurance, processing of the Applications, establishing Policy records, and Policy issue.  We do not expect surrender charges and additional surrender charges to cover all of these costs.  To the extent that they do not, we will cover the shortfall from our general account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.

Surrender Charge.  If your Policy Lapses or you fully Surrender your Policy during the first 12 Policy Years, we deduct a surrender charge from your Policy Account Value and pay the remaining amount (less any outstanding Indebtedness) to you.  The payment you receive is called the Net Cash Surrender Value.  This surrender charge does not apply to partial withdrawals.

The surrender charge consists of:

1.	Deferred Administrative Charge: the charge described in the table below less any deferred administrative charge previously paid at the time of a decrease in Face Amount.

Policy Year(s)	Charge Per $1,000 of Face Amount
1-6	$4.90
7	$4.20
8	$3.50
9	$2.80
10	$2.10
11	$1.40
12	$0.70
13+	$ -0-

2.	Deferred Sales Charge: this charge equals the lesser of a or b (less any deferred sales charge previously paid at the time of a prior decrease in Face Amount), where:

a = 35% of all Premiums paid to the date of Surrender or Lapse; or

b = the following percentage of Target Premium:

Policy Year(s)	% of Target Premium for the Initial Face Amount
1-6	70%
7	60%
8	50%
9	40%
10	30%
11	20%
12	10%
13+	0%

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Additional Surrender Charge.  Within 12 years after the effective date of an increase in Face Amount, we deduct an additional surrender charge if you Surrender the Policy or it Lapses.

The additional surrender charge consists of:

1.	Additional Deferred Administrative Charge: the charge described in the table below less any additional deferred administrative charge previously paid at the time of a decrease in Face Amount.

12-Month Period Beginning with the Effective Date of Each Increase	Charge Per $1,000 for Each Increase in Face Amount
1-6	$4.90
7	$4.20
8	$3.50
9	$2.80
10	$2.10
11	$1.40
12	$0.70
13+	$ -0-

2.	Additional Deferred Sales Charge: this charge equals the lesser of a or b (less any additional deferred sales charge for this increase previously paid at the time of a decrease in Face Amount), where:

a = 35% of Premiums allocated to the increase in Face Amount; or

b = the following percentage of Target Premium:

Number of Years Following the Effective Date of the Increase in Face Amount	% of Target Premium for Each Increase in Face Amount
1-6	70%
7	60%
8	50%
9	40%
10	30%
11	20%
12	10%
13+	0%

Decrease in Face Amount.  In the event of a decrease in Face Amount before the end of the 12th Policy Year or within 12 years after an increase in Face Amount, we deduct a charge that is a portion of the surrender charge and/or additional surrender charge.

♦
If there have been no increases in Face Amount, we determine this portion by dividing the amount of the decrease by the current Face Amount and multiplying the result by the surrender charge and/or additional surrender charge.

♦
If more than one surrender charge and/or additional surrender charge is in effect because of one or more increases in Face Amount, we apply the surrender charge and/or additional surrender charge in the following order: (1) the most recent increase, followed by (2) the next most recent increases in succession, and (3) the Initial Face Amount.

♦
Where a decrease causes a partial reduction in an increase or in the Initial Face Amount, we will deduct a proportionate share of the surrender charge or additional surrender charge for that increase or for the Initial Face Amount.

♦
We will deduct the surrender charge and/or additional surrender charge applicable to the decrease from the Policy Account Value and the remaining surrender charge and/or additional surrender charge will be reduced by the amount deducted.

♦
We will deduct the surrender charge and/or additional surrender charge from the Subaccounts and the Guaranteed Account based on the proportion that the values in the Subaccounts and the Guaranteed Account bear to the total unloaned Policy Account Value.

The surrender charge, additional surrender charge, and Target Premium vary based on the Insured's Issue or Attained Age, sex, Premium Class, and Initial Face Amount (or increase in Face Amount).  The maximum Target Premium for any Policy is $54 per $1,000 of Face Amount.  Your Policy's specifications page indicates the surrender charges and additional surrender charges applicable to your Policy.

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The surrender change and additional surrender charge may be significant.  You should carefully calculate these charges before you request a Surrender or decrease in Face Amount.  Under some circumstances the level of surrender charges and additional surrender charges might result in no Net Cash Surrender Value available.

We will waive the surrender charge of your policy if you elect to surrender it in exchange for a plan of permanent fixed life insurance offered by us subject to the following:

•	the exchange and waiver may be subject to your providing us new evidence of insurability and our underwriting approval; and

•	you have not elected any of these Riders;

1.      Disability Waiver of Premium Rider,
2.      Disability Waiver Benefit Rider; or
3.      any Long-term Care Benefit Rider.

We may impose a new surrender charge on the policy received in the exchange.

Face Amount Increase Charge

If you increase the Face Amount, we may deduct a charge from the Policy Account Value on the effective date of this increase.  The current charge for increasing the Face Amount is $0.00.  We may increase this charge to a maximum of $60 plus $3.00 per $1,000 Face Amount increase.  Any charge for increasing the Face Amount will be deducted from the Subaccounts and the Guaranteed Account based on the allocation schedule for Monthly Deductions in effect at the time of the increase.  We deduct this charge to compensate us for administrative expenses incurred in connection with the increase, including medical exams, review of the Application for the increase, underwriting decisions, Application processing, and changing Policy records and the Policy.

Partial Withdrawal Charge

After the first Policy Year, you may request a partial withdrawal from your Policy Account Value.  For each partial withdrawal, we will deduct a $25 fee from the remaining Policy Account Value.  This charge is to compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal.

Transfer Charge

We currently allow you to make 12 transfers among the Subaccounts or the Guaranteed Account each Policy Year with no additional charge.

•
We deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the costs of processing these transfers.  We deduct the transfer charge from the amount being transferred.

•
For purposes of assessing the transfer charge, we consider each telephone, fax, e-mail, or Written Request to be one transfer, regardless of the number of Subaccounts (or Guaranteed Account) affected by the transfer.

•
Transfers due to dollar cost averaging, automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do not count as transfers for the purpose of assessing this charge.

Short-Term Trading Fees

Some Portfolios may assess (or reserve the right to assess) a short-term trading fee (or "redemption fee") in connection with transfers from a Subaccount that occur within 60 days after the date of allocation to the Subaccount.

Short-Term Trading Fees are intended to compensate the Portfolio (and Policy Owners with interests allocated in the Portfolio) for the negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of Policy Owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any Portfolio available in conjunction with the Policies described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Subaccounts corresponding to Portfolios that charge such fees (see the Portfolio prospectus).  Any Short-Term Trading Fees paid are retained by the Portfolio and are part of the Portfolio’s assets.  Policy Owners are responsible for monitoring the length of time allocations are held in any particular Subaccount.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

For a complete list of the Portfolios offered under the Policy that assess (or reserve the right to assess) a Short-Term Trading Fee, please refer to the list of available Portfolios earlier in this prospectus.

If a redemption fee is assessed, the Portfolio will charge the Variable Account 1% of the amount determined to be engaged in short-term trading.  The Variable Account will then pass the Short-Term Trading Fee on to the specific Policy Owner that engaged in short-

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term trading by deducting an amount equal to the redemption fee from that Policy Owner’s sub-account value.  All such fees will be remitted to the Portfolio; none of the fee proceeds will be retained by the Variable Account or us.

When multiple Net Premiums (or exchanges) are made to a Subaccount that is subject to Short-Term Trading Fees, transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, units held the longest time will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the short-term trading fees.  Transactions that are not subject to short-term trading fees include:

•	scheduled and systematic transfers, such as Dollar Cost Averaging and Automatic Asset Rebalancing;

•	Policy loans or surrenders; or

•	payment of the Insurance Proceeds upon the Insured's death.

New share classes of certain currently available Portfolios may be added as investment options under the Policy.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new Net Premiums and exchange reallocations to the Portfolios in question may be limited to the new share class.

Loan Interest Charge

Loan interest is charged in arrears on the amount of an outstanding Policy loan.  Loan interest that is unpaid when due will be added to the amount of the loan on each Policy Anniversary and will bear interest at the same rate.  We charge an annual interest rate of 6.00% on Policy loans.

After offsetting the 4.00% interest we guarantee we will credit to the Loan Account, the maximum guaranteed net cost of loans is 2.00% (annually).  Moreover, after offsetting the 5.75% interest we currently credit to the Loan Account after the first 10 Policy Years or until Attained Age 60, whichever is later, the net cost of loans is 0.25% (annually).

Portfolio Expenses

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests.  For further information, consult the Portfolios' prospectuses.

Federal Tax Considerations

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations.  This discussion is not intended as tax advice.  Please consult counsel or other qualified tax advisers for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS").  Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy.  A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance  policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies.  The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied.  We anticipate that a Policy should satisfy the applicable Code requirements.  Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy.  In addition, if you elect the Accelerated Death Benefit Rider, LTC Accelerated Rider, or LTC Extended Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear.  Please consult a tax adviser on these consequences.  If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance policies  have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets.  Where this is the case, the policy owners have been currently taxed on gains attributable to the separate account assets.  There is little guidance in this area, and some features of the policies, such as the flexibility to allocate Premiums and Policy Account Values, as well as the number of Subaccounts, have not been explicitly addressed in published rulings.  While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes.  We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

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Tax Treatment of Policy Benefits

In General.  The death benefit under a Policy should be excludible from the Beneficiary's gross income.  Federal, state, and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the Beneficiary's circumstances.  You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in receipt of the Policy Account Value until there is a distribution.  When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

Modified Endowment Contracts.  Under the Code, certain life insurance policies are classified as MECs, which have less favorable income tax treatment than other life insurance policies.  Due to the Policy's flexibility as to Premiums and benefits, each Policy's individual circumstances will determine whether the Policy is classified as a MEC.  In general, a Policy will be classified as a MEC if the amount of Premiums paid into the Policy causes the Policy to fail the "7-pay test."  A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount.  If there is a "material change" in the Policy's benefits or other terms, the Policy may have to be retested as if it were a newly issued Policy.  A material change may occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary Premium.  Unnecessary Premiums are Premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years.  To prevent your Policy from becoming a MEC, it may be necessary to limit Premiums or to limit reductions in benefits.  A current or prospective Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

Distributions from Modified Endowment Contracts.  Policies classified as MECs are subject to the following tax rules:

•
All distributions other than death benefits from a MEC, including distributions upon Surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time.  They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed.  "Total investment in the Policy" means the aggregate amount of any Premiums or other considerations paid for a Policy, plus any previously taxed distributions.

•	Loans taken from such a Policy (or secured by such a Policy, e.g., by pledge or assignment) are treated as distributions and taxed accordingly.

•
A 10% additional income tax penalty is imposed on the amount includible in income except where the distribution or loan is made after you have attained age 59½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC.  In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner.  This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Distributions from Policies that are not Modified Endowment Contracts.  Distributions other than death benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy.  However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.  However, there is some uncertainty as to the tax treatment of amounts in the Loan Account after the later of the 10th Policy Anniversary or Attained Age 60 under a Policy that is not a MEC.  You should consult a tax adviser on this point.

Finally, distributions from, and loans from (or secured by), a Policy that is not a MEC are not subject to the 10% additional tax.

Multiple Policies.  All MECs that we issue (and that our affiliates issue) to the same Owner during any calendar year are required to be treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

Policy Loans.  In general, interest you pay on a loan from a Policy will not be deductible.  If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or Lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.  Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Business Uses of the Policy.  The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax

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consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  The IRS has also recently issued new guidance on split dollar insurance plans.  In addition, Internal Revenue Code Section 409A, which sets forth new rules for taxation of nonqualified deferred compensation, was added to the Code for deferrals after December 31, 2004.  Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.  In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses.  Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser. Also, see, “Special Considerations For Life Insurance Policies Owned By Corporations or Other Employers,” below.

Tax Shelter Regulations.  Prospective Owners should consult a tax adviser about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

Withholding.  To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Alternative Minimum Tax.  There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.

Continuation of Policy Beyond Age 100.  The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear.  You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.

Other Policy Owner Tax Matters.  The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes.  For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have gift, estate, and/or generation-skipping transfer tax consequences under federal tax law.  The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of the Policy proceeds will be treated for purposes of federal, state, and local estate, inheritance, generation-skipping, and other taxes.

Possible Tax Law Changes.  While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise.  It is even possible that any legislative change could be retroactive (effective prior to the date of the change).  You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

Special Rules for Pension and Profit-Sharing Plans.  If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the federal, state and estate tax consequences could differ.  A competent tax adviser should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited.  The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income.  The amount of this cost should be reported to the participant annually.  If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's Beneficiary, then the excess of the death benefit over the Policy Account Value is not subject to the federal income tax.  However, the Policy Account Value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy.  Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA").  You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA.  Plan loans must also satisfy tax requirements to be treated as nontaxable.  Plan loan requirements and provisions may differ from Policy loan provisions.  Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA.  Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

Special Rules for 403(b) Arrangements.  If a Policy is purchased in connection with a Section 403(b) tax-sheltered annuity program, the "Special Rules for Pension and Profit-Sharing Plans" discussed above may be applicable.  On In July, 2007, the IRS and the Treasury Department released final regulations that, prohibit the purchase of a life insurance policy in a 403(b) plan after September 23, 2007.  In addition, Premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the Section 403(b) annuity, to comply with the requirements of Section 403(b) of the Code.  A competent tax adviser should be consulted.

Foreign Tax Credits.  To the extent that any underlying eligible Portfolio makes the appropriate election, certain foreign taxes paid by the Portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes.  The benefits of any such deduction or credit will not be passed through to Policy Owners.

Accelerated Death Benefit Rider.  The federal income tax consequences associated with the Accelerated Death Benefit Rider are uncertain.  You should consult a qualified tax adviser about the consequences of requesting payment under this Rider.  See "Death Benefit - Accelerated Death Benefit."

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Long-Term Care Benefit Riders.  For a discussion of the tax consequences associated with the Long-Term Care Benefit Riders offered under the Policy, see "Death Benefit - Long-Term Care Benefit."

Other Supplemental Benefits and Riders.  A further discussion of the tax consequences associated with particular supplemental benefits and Riders available under the Policy can be found in the SAI.

Special Considerations For Life Insurance Policies Owned By Corporations or Other Employers.

In 2006, President Bush signed the Pension Protection Act of 2006, which contains new Code Sections 101(j) and 6039I, which affect the tax treatment of life insurance policies owned by the employer of the Insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  However, policies issued after that date pursuant to a Section 1035 exchange are excluded from the operation of these new provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

New Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premiums and other payments paid by the policyholder for the policy.  Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.

There are 2 exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  These requirements are as follows:  Prior to the issuance of the company, (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be insured at the time that the policy is issued; (b) the employee provides written consent to being insured under the policy and that such coverage may continue after the Insured terminates employment; and (c) the employee is informed in writing that the employer will be a Beneficiary of any proceeds payable upon the death of the employee.  If the employer fails to meet all of those requirements, then neither exception can apply.

The 2 exceptions are as follows.  First, if proper notice and consent are given and received, and if the Insured was an employee at any time during the 12-month period before the Insured’s death, then new Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the policy is issued the Insured is either a director, a “highly compensated employee” (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a “highly compensated individual” (within the meaning of Section 105(h)(5), except “35%” is substituted for “25%” in paragraph (C) thereof), then the new Section 101(j) would not apply.

Code Section 6039I requires any policyholder of an employer-owned policy to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each Insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is your responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each Insured, (c) inform each Insured in writing that you will be the Beneficiary of any proceeds payable upon the death of the Insured, and (d) file the annual return required by Section 6039I.  If you fail to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to you when received.  If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another Owner or another person(s) whereby the payment of Premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Insurance Proceeds) are split between the parties.  There are different ways of allocating these rights.  For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the Premiums and will have the right to receive the Net Cash Surrender Value.  The employee may designate the Beneficiary to receive any Insurance Proceeds in excess of the Net Cash Surrender Value.  If the employee dies while such an arrangement is in effect, the employer would receive from the Insurance Proceeds the amount that he would have been entitled to receive upon Surrender of the Policy and the employee's Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our Service Center.

New Guidance on Split Dollar Arrangements.  On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act").  The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from

34

extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers.  It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002.  Any affected business contemplating the payment of a Premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS and Treasury Department have recently issued guidance that substantially affects the tax treatment of split-dollar arrangements.  The parties who elect to enter into a split dollar arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement, and before entering into or paying additional Premiums with respect to such arrangements.

Supplemental Benefits and Riders

The following Riders offering supplemental benefits are available under the Policy.  Most of these Riders are subject to age and underwriting requirements and most must be purchased when the Policy is issued.  We generally deduct any monthly charges for these Riders from Policy Account Value as part of the Monthly Deduction.  (See the Fee Table for more information concerning Rider expenses.)

Your agent can help you determine whether any of the Riders are suitable for you.  For example, you should consider a number of factors when deciding whether to purchase coverage under the base Policy only or in combination with the Convertible Term Life Insurance Rider or the Additional Insurance Benefit Rider.  Even though the death benefit coverage may be the same (regardless of whether you purchase coverage under the Policy only or in combination with one or more of these Riders), there may be important cost differences between the Policy and the Riders.  The most important factors that will affect your decision are (a) the amount of Premiums you pay, (b) the cost of insurance charges under the Policy and under the Riders, (c) the investment performance of the Subaccounts in which you allocate your Premiums, (d) your level of risk tolerance, and (e) the length of time you plan to hold the Policy.  You should carefully evaluate all of these factors and discuss all of your options with your agent.  For more information on electing a Rider, contact our Service Center for a free copy of the SAI, and for personalized illustrations that show different combinations of the Policy with various Riders.  These Riders may not be available in all states.  Please contact us for further details.

We currently offer the following Riders under the Policy:

♦	Long-Term Care Benefit Riders, which include:

♦	Long-Term Care Acceleration Benefit Rider;

♦	Long-Term Care Waiver Benefit Rider; and

♦	Long-Term Care Extended Insurance Benefit Rider;

♦	Additional Insurance Benefit Rider;

♦	Change of Insured Rider;

♦	Children's Term Insurance Rider;

♦	Convertible Term Life Insurance Rider;

♦	Disability Waiver Benefit Rider;

♦	Disability Waiver of Premium Benefit Rider;

♦	Final Policy Date Extension Rider; and

♦	Guaranteed Minimum Death Benefit Rider.

Sale of the Policies

The Policy will be sold by individuals who are licensed as our life insurance agents and appointed by us and who are also registered representatives of 1717, or registered representatives of a broker-dealer having a selling agreement with 1717, or registered representatives of a broker-dealer having a selling agreement with these broker-dealers.  1717 is located at Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (“FINRA”).  1717 was organized under the laws of Pennsylvania on January 22, 1969 as an indirect wholly owned subsidiary of Nationwide Life Insurance Company of America (our parent company).  1717 received $16,493,648, $16,865,493, and $20,965,977 during 2007, 2006, and 2005, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLACA and its

35

affiliates.  1717 did not retain any compensation as principal underwriter during the past three fiscal years.  We decide the insurance underwriting, the determination of Premium Class, and whether to accept or reject an Application.  1717 also may reject an Application if the Policy applied for is unsuitable.

More information about 1717 and its registered representatives is available at http://www.FINRA.org or by calling (800) 289-9999.  You also can obtain an investor brochure from FINRA Regulation that includes information describing its Public Disclosure Program.

We offer the Policies to the public on a continuous basis.  We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Policy Pricing

During the Policy's early years, the expenses we incur in distributing and establishing the Policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the Policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the Policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the Policy's pricing structure.

Distribution, Promotional, and Sales Expenses. Commissions to broker-dealer firms are one of the promotional and sales expenses we incur when distributing the Policy.  During the first Policy Year, the maximum sales commission payable to firms will be approximately 91% of Premiums paid up to a specified amount, and 2% of Premiums paid in excess of that amount.  During Policy Years 2 through 10, the maximum sales commission will not be more than 2% of Premiums paid, and after Policy Year 10, the maximum sales commission will be 0% of Premiums paid.  Further, for each Premium received within 10 years following an increase in Face Amount, a commission on that Premium will be paid up to the specified amount for the increase in each year; the commission will be calculated using the commission rates for the corresponding Policy Year.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.  Firms may be required to return first year commission (less the deferred sales charge) if the Policy is not continued through the first Policy Year.  In lieu of these premium-based commissions, we may pay an equivalent asset-based commission, or a combination of the two.  Individual registered representatives typically receive a portion of the commissions paid to their broker-dealer firm, depending on their particular arrangement.  The amount of commissions we pay depends on factors such as the amount of premium we receive from the broker-dealer firm and the scope of the services they provide.

In addition to commissions, we may also furnish marketing and expense allowances to certain broker-dealer firms based on our assessment of that firm’s capabilities and demonstrated willingness to promote and market our products.  The firms determine how these allowances are spent.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Portfolio Payments

Our Relationship with the Portfolios. The Portfolios incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates Policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each Portfolio daily.  The separate account (not the Policy Owners) is the Portfolio shareholder.  When the separate account aggregates transactions, the Portfolio does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the Policy (as discussed above), which benefit the Portfolios by providing Policy Owners with Subaccount options that correspond to the Portfolios.

An investment adviser or subadviser of a Portfolio or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the Policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the Policy.

Types of Payments We Receive. In light of the above, the Portfolios or their affiliates make certain payments to us or our affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the Portfolios attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the Portfolios, and achieving a profit..

We or our affiliates receive the following types of payments:

•	Portfolio 12b-1 fees, which are deducted from Portfolio assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the Portfolio, which may be deducted from Portfolio assets; and

36

•
Payments by a Portfolio’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from Portfolio assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated Portfolios (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the Portfolios for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated Portfolios than unaffiliated Portfolios.

We took into consideration the anticipated payments from the Portfolios when we determined the charges imposed under the policies (apart from fees and expenses imposed by the Portfolios).  Without these payments, we would have imposed higher charges under the Policy.

Amount of Payments We Receive.  For the year ended December 31, 2007, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.50% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most Portfolios or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from Portfolio to Portfolio and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the Portfolios attributable to the Policy, we and our affiliates may receive higher payments from Portfolios with lower percentages (but greater assets) than from Portfolios that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Portfolios.   We may consider several criteria when identifying the Portfolios, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the Portfolio’s adviser or subadviser is one of our affiliates or whether the Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be Portfolios with lower fees, as well as other variable policies that offer Portfolios with lower fees.  You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest.  Please note that higher Policy and Portfolio fees and charges have a direct effect on your investment performance.

State Variations

Any state variations in the Policy are covered in a special policy form for use in that state.  The prospectus and SAI provide a general description of the Policy.  Your actual Policy and any endorsements or Riders are the controlling documents.  If you would like to review a copy of your Policy and its endorsements and Riders, if any, contact our Service Center.

Legal Proceedings

NLACA is a party to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and NLACA does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  NLACA does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on NLACA’s consolidated financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on NLACA’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than NLACA.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  NLACA has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by NLACA.  NLACA has cooperated with these investigations.  Information requests from the New York State Attorney General and the SEC with respect to investigations into late

37

trading and market timing were last responded to by NLACA and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note medium-term note (“MTN”) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  NLACA and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the Nationwide Life Insurance Company MTN program.  NLACA is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (“NMIC”) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of NLACA’s litigation matters.

On October 9, 2003, NLACA’s parent, Nationwide Life Insurance Company of America (NLICA) was named as one of twenty-six defendants in a lawsuit filed in the United States District Court for the Middle District of Pennsylvania entitled Steven L. Flood, Luzerne County Controller and the Luzerne County Retirement Board on behalf of the Luzerne County Employee Retirement System v. Thomas A. Makowski, Esq., et al.  NLICA is a defendant as the successor in interest to Provident Mutual Life Insurance Company, which is alleged to have entered into four agreements to manage assets and investments of the Luzerne County Employee Retirement System (the Plan).  In their complaint, the plaintiffs alleged that NLICA aided and abetted certain other defendants in breaching their fiduciary duties to the Plan.  The plaintiffs also alleged that NLICA violated the Federal Racketeer Influenced and Corrupt Organizations Act by engaging in and conspiring to engage in an improper scheme to mismanage funds in order to collect excessive fees and commissions and that NLICA was unjustly enriched by the allegedly excessive fees and commissions.  The complaint seeks treble compensatory damages, punitive damages, a full accounting, imposition of a constructive trust on all funds paid by the Plan to all defendants, pre- and post-judgment interest, and costs and disbursements, including attorneys’ fees.  On November 27, 2007, the court granted NLICA’s motion for summary judgment and dismissed all of the federal claims with prejudice. The court declined to exercise jurisdiction over the state claims and dismissed those without prejudice.  The plaintiffs have elected not to appeal the court’s decision.

There can be no assurance that any such litigation will not have a material adverse effect on NLACA or NLICA in the future.

The general distributor is not engaged in any litigation of any material nature.

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Financial Statements

Our financial statements and the financial statements of the Separate Account are contained in the SAI.  Our financial statements should be distinguished from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.  For a free copy of these financial statements and/or the SAI, please call or write to us at our Service Center.

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Glossary

Application
The Application you must complete to purchase a Policy plus all forms required by applicable law or us.

Attained Age
The Issue Age of the Insured plus the number of full Policy Years since the Policy Date.

Beneficiary
The person(s) you select to receive the Insurance Proceeds from the Policy.

Code
The Internal Revenue Code of 1986, as amended.

Company (we, us, our, NLACA)
Nationwide Life and Annuity Company of America, Service Center: 300 Continental Drive, Newark, Delaware 19713, Main Administrative Office: 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312, telephone: (800) 688-5177.

Evidence of Insurability
Medical records or other documentation that we may require to satisfy our underwriting standards.  We may require different and/or additional evidence depending on the Insured's Premium Class; for example, we generally require more documentation for Insureds in classes with extra ratings.  We also may require different and/or additional evidence depending on the transaction requested; for example, we may require more documentation for the issuance of a Policy than for an increase in Face Amount.

Face Amount
The dollar amount of insurance selected by the Owner.  The Face Amount may be increased or decreased after issue, subject to certain conditions.  The Face Amount is a factor in determining the death benefit, surrender charges, and additional surrender charges.

Final Policy Date
The Policy Anniversary nearest the Insured's Attained Age 100, at which time the Policy will end and you will be paid the Policy Account Value less any Indebtedness and any unpaid Monthly Deductions.  Subject to state availability, you may elect to continue the Policy beyond the Insured's Attained Age 100 under the Final Policy Date Extension Rider.

Free Look Period
The period shown on your Policy's cover page during which you may examine and return the Policy to us at our Service Center and receive a refund.  The length of the Free Look Period varies by state.

Fund
An investment company that is registered with the SEC.  The Policy allows you to invest in certain Portfolios of the Funds that are listed earlier in this prospectus.

Grace Period
A 61-day period after which a Policy will Lapse if you do not make a sufficient payment.

Guaranteed Account
Part of our general account.  Amounts allocated to the Guaranteed Account earn at least 4% annual interest.

Indebtedness
The total amount of all outstanding Policy loans, including both principal and interest due.

Initial Face Amount
The Face Amount on the Policy Issue Date.

Insurance Proceeds
The amount we pay to the Beneficiary when we receive due proof of the Insured's death.  We deduct any Indebtedness and unpaid Monthly Deductions before making any payment.

Insured
The person whose life is insured by the Policy.

Issue Age
The Insured's age on the Insured's birthday nearest the Policy Date.

Lapse
When your Policy terminates without value after a Grace Period.  You may reinstate a lapsed Policy, subject to certain conditions.

Loan Account
The account to which we transfer collateral for a Policy loan from the Subaccounts and/or the Guaranteed Account.

Minimum Guarantee Premium
The amount necessary to guarantee the Policy will not Lapse during the first 5 Policy Years (during the first 8 Policy Years for Policies issued on or before July 31, 2005).  It is equal to the minimum annual premium (as set forth in your Policy) multiplied by the number of months since the Policy Date (including the current month) divided by 12.

Minimum Initial Premium
An amount equal to the minimum annual premium (as set forth in your Policy) multiplied by the following factor for your premium billing mode: annual 1.000; semi-annual 0.500; quarterly 0.250; monthly 0.167.

Monthly Deduction
This is the monthly amount we deduct from the Policy Account Value on each Policy Processing Day.  The Monthly Deduction includes the cost of insurance charge, the monthly administrative charge, the initial administrative charge (during the first Policy Year), and charges for any Riders.

Net Cash Surrender Value
The amount we pay when you Surrender your Policy.  It is equal to: (1) the Policy Account Value as of the date of Surrender; minus (2) any surrender charge or additional surrender charge; minus (3) any Indebtedness.

Net Premiums
Premiums less the premium expense charge.

Owner (you, your)
The person entitled to exercise all rights as Owner under the Policy.

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Policy Account Value
The sum of your Policy's values in the Subaccounts, the Guaranteed Account, and the Loan Account.

Policy Anniversary
The same day and month as the Policy Date in each year following the first Policy Year.

Policy Date
The date set forth in the Policy that is used to determine Policy Anniversaries, Policy Processing Days, and Policy Years.  The Policy Date is generally the same as the Policy Issue Date but, subject to state approval, may be another date agreed upon by the proposed Insured and us.  The Policy Date may not be more than 6 months prior to the Policy Issue Date.

Policy Issue Date
The date on which the Policy is issued.  It is used to measure suicide and contestable periods.

Policy Processing Day
This is the same day as the Policy Date in each successive month.  If there is no day in a calendar month that coincides with the Policy Date, or if that day falls on a day that is not a Valuation Day, then the Policy Processing Day is the next Valuation Day.  On each Policy Processing Day, we determine Policy charges and deduct them from the Policy Account Value.

Policy Year
A year that starts on the Policy Date or on a Policy Anniversary.

Portfolio
A separate investment Portfolio of a Fund.  Each Subaccount invests exclusively in one Portfolio of a Fund.

Premium Class
The classification of the Insured for cost of insurance purposes.  The standard classes are: smoker, nonsmoker, and preferred.  We also have classes with extra ratings.

Premiums
All payments you make under the Policy other than repayments of Indebtedness.

Rider
An amendment, addition, or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy's coverage.  A Rider that is added to the Policy becomes part of the Policy.

SAI
The Statement of Additional Information ("SAI") that contains additional information regarding the Policy.  The SAI is not a prospectus, and should be read together with the prospectus.  You may obtain a copy of the SAI by writing or calling us at our Service Center.

Separate Account
Nationwide Provident VLI Separate Account A.  It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding Portfolio.

Service Center
The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.

Subaccount
A subdivision of Nationwide Provident VLI Separate Account A.  We invest each Subaccount's assets exclusively in shares of one Portfolio.

Surrender
To cancel the Policy by signed Request from the Owner and return of the Policy to us at our Service Center.

Target Premium
An amount of Premium payments, computed separately for each increment of Face Amount, used to compute surrender charges and additional surrender charges.

Valuation Day
Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount's portfolio of securities to materially affect the value of that Subaccount.  As of the date of this prospectus, we are open whenever the New York Stock Exchange is open, other than the Fridays following Thanksgiving and Christmas.

Valuation Period
The period beginning at the close of business on one Valuation Day (which is when the New York Stock Exchange closes, usually 4:00 p.m., Eastern Time) and continuing to the close of business on the next Valuation Day.

Written Notice or Request
The Written Notice or Request you must complete, sign, and send to us at our Service Center to request or exercise your rights as Owner under the Policy.  To be complete, each Written Notice or Request must: (1) be in a form we accept; (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified; and (3) be received at our Service Center.  You may obtain the necessary form by calling us at (800) 688-5177.

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Appendix A: Portfolio Information

The Portfolios listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each Portfolio for more detailed information.

AIM Variable Insurance Funds - AIM V.I. Basic Value Fund: Series I Shares
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:	Invesco Trimark Investment Management, Inc.; Invesco Global Asset
Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior
Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset
Management Limited; Invesco Asset Management (Japan) Limited; Invesco
Asset Management Deutschland, GmbH; and Invesco Australia Limited
Investment Objective:	Long-term growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund: Series I Shares
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:	Invesco Trimark Investment Management, Inc.; Invesco Global Asset
Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior
Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset
Management Limited; Invesco Asset Management (Japan) Limited; Invesco
Asset Management Deutschland, GmbH; and Invesco Australia Limited
Investment Objective:	Growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:	Invesco Trimark Investment Management, Inc.; Invesco Global Asset
Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior
Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset
Management Limited; Invesco Asset Management (Japan) Limited; Invesco
Asset Management Deutschland, GmbH; and Invesco Australia Limited
Investment Objective:	Long-term capital growth.

Alger American Fund - Alger American SmallCap Growth Portfolio: Class O Shares
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Fred Alger Management, Inc.
Investment Objective:	Long-term capital appreciation.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class A
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S.
inflation.

American Century Variable Portfolios, Inc. - American Century VP Income & Growth Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Capital growth by investing in common stocks.

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American Century Variable Portfolios, Inc. - American Century VP International Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	American Century Global Investment Management, Inc.
Investment Objective:	Capital growth.

American Century Variable Portfolios, Inc. - American Century VP International Fund: Class III
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	American Century Global Investment Management, Inc.
Investment Objective:	Capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Ultra Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2007
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Vista Fund: Class I
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Dreyfus Variable Investment Fund - Developing Leaders Portfolio: Initial Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Franklin Portfolio Associates
Investment Objective:	Capital growth.

Federated Insurance Series - Federated American Leaders Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Long-term capital growth, and secondarily income.

Federated Insurance Series - Federated Capital Appreciation Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Capital appreciation.

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Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Freedom 2010 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Freedom 2020 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund - VIP Freedom 2030 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the VIP Freedom Funds for more information.

44

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2007
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	High level of current income.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Investments Money Management, Inc.
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term capital growth.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class R
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class
This Portfolio is only available in Policies issued before May 1, 2006
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends Securities Fund: Class 1
This Portfolio is only available in Policies issued before May 1, 2006
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

Franklin Templeton Variable Insurance Products Trust - Franklin Templeton VIP Founding Funds Allocation Fund: Class 2
Investment Adviser:	Franklin Templeton Services, LLC
Investment Objective:	Capital appreciation with income as a secondary goal.

45

Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets Securities Fund: Class 3
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Templeton Asset Management, Ltd.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class 1
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

Franklin Templeton Variable Insurance Products Trust - Templeton Global Income Securities Fund: Class 3
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	High current income consistent with preservation of capital, with capital appreciation as a secondary consideration.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Janus Aspen Series - Balanced Portfolio: Service Shares
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Global Technology Portfolio: Service II Shares
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Janus Aspen Series - Global Technology Portfolio: Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - INTECH Risk-Managed Core Portfolio: Service Shares
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Janus Capital Management LLC
Sub-adviser:	Enhanced Investment Technologies, LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - International Growth Portfolio: Service II Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Janus Aspen Series - International Growth Portfolio: Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Lehman Brothers Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal and, secondarily, total return.

46

MFS® Variable Insurance Trust - MFS Investors Growth Stock Series: Initial Class
This Portfolio is only available in Policies issued before May 1, 2006
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	Capital appreciation.

MFS® Variable Insurance Trust - MFS Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks to provide high total return (including income and capital gains)
consistent with the preservation of capital.

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Income and more price stability than stocks, and capital preservation over the long term. Seeks to maximize an investor’s level of current income and preserve the investor’s capital.

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation through stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation principally through investment in stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth- Income Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks returns from both capital gains as well as income generated by dividends paid by stock issuers.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2005
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

47

Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class III
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT International Equity Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	The Fund seeks long-term capital growth by investing primarily in equity securities of companies in Europe, Australasia, the Far East and other regions, including developing countries.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - JPMorgan NVIT Balanced Fund: Class IV
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	J.P. Morgan Investment Management Inc.
Investment Objective:	High total return from a diversified portfolio of equity and fixed income securities.

Nationwide Variable Insurance Trust - Lehman Brothers NVIT Core Plus Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	The fund seeks long-term total return.

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Socially Responsible Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.
Investment Objective:	The Fund seeks long-term total return.

Nationwide Variable Insurance Trust - NVIT Cardinal Aggressive Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks maximum growth of capital consistent with a more aggressive level of risk as compared to other Cardinal Funds.

Nationwide Variable Insurance Trust - NVIT Cardinal Balanced Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return through investment in both equity and fixed income securities.

Nationwide Variable Insurance Trust - NVIT Cardinal Capital Appreciation Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other Cardinal Funds.

48

Nationwide Variable Insurance Trust - NVIT Cardinal Conservative Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a conservative level of risk as compared to other Cardinal Funds.

Nationwide Variable Insurance Trust - NVIT Cardinal Moderate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a moderate level of risk as compared to other Cardinal Funds

Nationwide Variable Insurance Trust - NVIT Cardinal Moderately Aggressive Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other Cardinal Funds.

Nationwide Variable Insurance Trust - NVIT Cardinal Moderately Conservative Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a moderately conservative level of risk.

Nationwide Variable Insurance Trust - NVIT Core Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	The Fund seeks a high level of current income.

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class III
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

49

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for
Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	NorthPointe Capital, LLC
Investment Objective:	Long-term capital appreciation.

50

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	High level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Growth Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AIM Capital Management, Inc. and American Century Global Investment
Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein Management; JP Morgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein Management; JP Morgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Goldman Sachs Asset Management; Neuberger Berman Management Inc. and
Wells Fargo Investment Management
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Goldman Sachs Asset Management, L.P., Wellington Management
Company, LLP, and Deutsche Investment Management Americas Inc.,
doing business as Deutsche Asset Management
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment
Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management; RiverSource Investment
Management; Thompson, Siegel & Walmsley, Inc.
Investment Objective:	The fund seeks long-term capital growth.

51

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Oberweis Asset Management, Inc.; Waddell & Reed Investment Management
Company
Investment Objective:	Capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P.
Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.: American Century Investment
Management Inc.; Gartmore Global Partners; Morgan Stanley Investment
Management; Neuberger Berman Management, Inc.; Putnam Investment
Management, LLC; Waddell & Reed Investment Management Company
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	Seeks to provide a high level of current income.

Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks and securities convertibles into common stocks.

52

Nationwide Variable Insurance Trust - Van Kampen NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - Van Kampen NVIT Real Estate Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	The fund seeks current income and long-term capital appreciation.

Neuberger Berman Advisers Management Trust - AMT Fasciano Portfolio: S Class
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term capital growth.

Neuberger Berman Advisers Management Trust - AMT International Portfolio: S Class
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth of capital by investing primarily in common stocks of foreign companies.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Neuberger Berman Advisers Management Trust - AMT Mid-Cap Growth Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Regency Portfolio: S Class
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Growth of capital.

Neuberger Berman Advisers Management Trust - AMT Socially Responsive Portfolio: I Class
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term capital growth by investing primarily in securities of companies that meet certain financial criteria and social policy.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

53

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non-Service Shares
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2007
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

Putnam Variable Trust - Putnam VT Growth and Income Fund: Class IB
This Portfolio is only available in Policies issued before May 1, 2005
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital growth and current income.

Putnam Variable Trust - Putnam VT International Equity Fund: Class IB
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

Putnam Variable Trust - Putnam VT Voyager Fund: Class IB
This Portfolio is only available in Policies issued before May 1, 2005
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Long-term capital growth and, secondarily, income.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Limited Term Bond Portfolio: Class II
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	High level of income consistent with moderate price fluctuation.

The Universal Institutional Funds, Inc. - Core Plus Fixed Income Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

54

The Universal Institutional Funds, Inc. - Emerging Markets Debt Portfolio: Class I
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

The Universal Institutional Funds, Inc. - U.S. Real Estate Portfolio: Class I
This sub-account is only available in policies issued before May 1, 2008
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

55

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	To maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	To maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Discovery Fund
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Opportunity Fund
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

56

Outside back cover page

To learn more about the Policy, you should read the SAI dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of death benefits, Net Cash Surrender Values, and Policy Account Values, and to request other information about the Policy please call or write to us at our Service Center, 300 Continental Drive, Newark, Delaware 19713, (800) 688-5177.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus.  The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Policy and us.  Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street N.E., Washington, DC 20549-0102.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No.  811-08722
Securities Act of 1933 Registration File No. 333-67775

OPTIONS PREMIER

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

Main Administrative Office:
One Nationwide Plaza
Columbus, Ohio 43215
(614) 249-7111

Service Center:
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522
(800) 848-6331
(TDD 1-800-238-3035)

STATEMENT OF ADDITIONAL INFORMATION
Individual Flexible Premium Adjustable Variable Life Insurance Policy

This Statement of Additional Information (“SAI”) contains additional information regarding the individual flexible premium adjustable variable life insurance policy (the “Policy”) offered by Nationwide Life and Annuity Insurance Company (“NLAIC”).  This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2008, as supplemented January 4, 2010 and June 9, 2009 and the prospectuses for the Portfolios.  The prospectus is incorporated by reference into this SAI.  You may obtain a copy of these prospectuses FREE OF CHARGE by writing or calling us at our address or phone number shown above.  Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.  No information is incorporated by reference into this SAI.

The date of this Statement of Additional Information is January 4, 2010.

Table of Contents	Page
Additional Policy Information	3
The Policy
Temporary Insurance Coverage
Our Right to Contest the Policy
Misstatement of Age or Sex
Suicide Exclusion
Assignment
The Beneficiary
More Information on Ownership Rights
Changing Death Benefit Options
Premium Classes
Loan Interest
Effect of Policy Loans
Allocations After Increase in Face Amount
Delays in Payments We Make
Dollar Cost Averaging
Automatic Asset Rebalancing
Charge Discounts for Sales to Certain Policies
Payment of Policy Benefits
Policy Termination
Supplemental Benefits and Riders	9
Long-Term Care Benefit Riders
Accelerated Death Benefit Rider
Additional Insurance Benefit Rider
Other Riders
Illustrations	13
Performance Data	13
Rating Agencies

1

Money Market Yields
Historical Performance of the Subaccounts
Standard & Poor's	13
Additional Information	14
Potential Conflicts of Interest
Policies Issued in Conjunction with Employee Benefit Plans
Legal Developments Regarding Unisex Actuarial Tables
Safekeeping of Account Assets
Reports to Owners
Records
Experts
Additional Information about the Company
Additional Information about the Separate Account
Other Information
Financial Statements	16

2

Additional Policy Information

The Policy

The Policy, Application(s), Policy's specification page, and any Riders are the entire contract.  Only statements made in the Applications can be used to void the Policy or to deny a claim.  We assume that all statements in an Application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties.  We rely on those statements when we issue or change a Policy.  As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.  The Policy is not eligible for dividends and is non-participating.

Temporary Insurance Coverage

Before full insurance coverage takes effect, you may receive temporary insurance coverage (subject to our underwriting rules and Policy conditions) if:

1.	You answer "no" to the health questions in the temporary insurance agreement;

2.	You pay the Minimum Initial Premium when the Application is signed; and

3.	The Application is dated the same date as, or earlier than, the temporary insurance agreement.

Temporary insurance coverage will take effect as of the date of the temporary insurance agreement.  Temporary insurance coverage shall not exceed the lesser of:

1.	The Face Amount applied for, including term insurance Riders; or

2.	$500,000.

If we do not approve your Application, we will make a full refund of the initial Premium paid with the Application.

Temporary life insurance coverage is void if the Application contains any material misrepresentation.  Benefits will also be denied if any proposed Insured commits suicide.

Temporary life insurance coverage terminates automatically, and without notice, on the earliest of:

▪	5 days from the date we mail you notification of termination of coverage; or

▪	the date that full insurance coverage takes effect under the Policy; or

▪	the date a policy, other than the Policy applied for, is offered to you; or

▪	the 90th day from the date of the temporary agreement.

Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for you and/or the Insured in the Application or in a supplemental Application.  Therefore, we may contest the validity of the Policy based on material misstatements made in the Application (or any supplemental Application).

However, we will not contest the Policy after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Issue Date.  Likewise, we will not contest any Policy change that requires Evidence of Insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the Insured's lifetime for 2 years.

Misstatement of Age or Sex

If the Insured's Issue Age or sex was stated incorrectly in the Application, we will adjust the death benefit and any benefits provided by Riders to the amount that would have been payable at the correct Issue Age and sex based on the most recent Monthly Deduction.  No adjustment will be made to the Policy Account Value.

Suicide Exclusion

If the Insured commits suicide, while sane or insane, within 2 years of the Policy Issue Date, the Policy will terminate and our liability will be limited to an amount equal to the Premiums paid, less any Indebtedness, and less any partial withdrawals previously paid.

If the Insured commits suicide, while sane or insane, within 2 years from the effective date of any change which increases the death benefit, the Policy will terminate and our liability with respect to the amount of increase will be limited to the sum of the Monthly Deductions for the cost of insurance attributable to the increase and the expense charge for the increase in Face Amount previously deducted from Policy Account Value.

Certain states may require suicide exclusion provisions that differ from those stated here.

3

Assignment

You may assign the Policy but we will not be bound by any assignment unless it is in writing and we have received it at our Service Center.  Your rights and those of any other person referred to in the Policy will be subject to the assignment.  We assume no responsibility for the validity of any assignments.

The Beneficiary

The Beneficiary is entitled to the Insurance Proceeds under the Policy.  The Beneficiary is as stated in the Application, unless later changed.  When a Beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.  If two or more persons are named, those surviving the Insured will share the Insurance Proceeds equally, unless otherwise stated.  If none of the persons named survives the Insured, we will pay the Insurance Proceeds in one sum to the Insured's estate.

More Information on Ownership Rights

You, as the Owner, may exercise certain rights under the Policy, including the following:

Selecting and Changing the Beneficiary

•	You designate the Beneficiary (the person to receive the Insurance Proceeds when the Insured dies) in the Application.

•
You may designate more than one Beneficiary.  If you designate more than one Beneficiary, then each Beneficiary that survives the Insured shares equally in any Insurance Proceeds unless the Beneficiary designation states otherwise.

•	If there is not a designated Beneficiary surviving at the Insured's death, we will pay the Insurance Proceeds in a lump sum to the Insured's estate.

•	You can change the Beneficiary by providing us with Written Notice while the Insured is living.

•	The change is effective as of the date you complete and sign the Written Notice, regardless of whether the Insured is living when we receive the notice.

•	We are not liable for any payment or other actions we take before we receive your Written Notice.

•	A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

Changing the Owner

•	You may change the Owner by providing a Written Notice to us at any time while the Insured is alive.

•	The change is effective as of the date you complete and sign the Written Notice, regardless of whether the Insured is living when we receive the request.

•	We are not liable for any payment or other actions we take before we receive your Written Notice.

•	Changing the Owner does not automatically change the Beneficiary or the Insured.

•	Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

Assigning the Policy

•	You may assign Policy rights while the Insured is alive by submitting Written Notice to us at our Service Center.

•	Your interests and the interests of any Beneficiary or other person will be subject to any assignment.

•	You retain any ownership rights that are not assigned.

•	Assignments are subject to any Policy loan.

•	We are not:

•	bound by any assignment unless we receive a Written Notice of the assignment;

•	responsible for the validity of any assignment or determining the extent of an assignee's interest; or

•	liable for any payment we make before we receive Written Notice of the assignment.

•	Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

4

Changing Death Benefit Options

The following rules apply to any change in death benefit options:

▪	You must submit a Written Request for any change in death benefit options.

▪	We may require you to return your Policy to make a change.

▪	The effective date of the change in death benefit option will be the Policy Processing Day on or following the date when we approve your request for a change.

If you change from Option A to Option B:

✓
We will first decrease the Face Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount) and then any applicable Rider coverage amounts by the Policy Account Value on the effective date of the change.

✓	The death benefit will not change on the effective date of the change.

✓
The net amount at risk will generally remain level.  This means there will be a relative increase in the cost of insurance charges over time because the net amount at risk will remain level rather than decrease as the Policy Account Value increases (unless the death benefit is based on the applicable percentage of Policy Account Value).

✓
If the Face Amount or applicable Rider coverage amount would be reduced to less than the minimum Initial Face Amount or minimum amount in which the Policy or applicable Rider could be issued, then we will not allow the change in death benefit option.

If you change from Option B to Option A:

✓	The Face Amount will be increased by the Policy Account Value on the effective date of the change.

✓	The death benefit will not change on the effective date of the change.

✓
Unless the death benefit is based on the applicable percentage of Policy Account Value, if the Policy Account Value increases, the net amount at risk will decrease over time, thereby reducing the cost of insurance charge.

Premium Classes

We currently place each Insured into one of three standard Premium Classes – preferred, nonsmoker, and smoker – or into a Premium Class with extra ratings.  In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance rate than an Insured in a class with extra ratings.

▪
The preferred Premium Class is only available if the Face Amount equals or exceeds $100,000.  Preferred Insureds generally will incur lower cost of insurance rates than Insureds who are classified as nonsmokers.

▪
Nonsmoking Insureds generally will incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class.  The nonsmoker designation is not available for Insureds under Attained Age 21, but shortly before an Insured attains age 21, we may notify the Insured about possible classification as a nonsmoker.  If the Insured does not qualify as a nonsmoker or does not respond to the notification, cost of insurance rates will remain as shown in the Policy.  However, if the Insured does respond to the notification, and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

▪
Premium Classes with extra ratings generally reflect higher mortality risks and thus higher cost of insurance rates.  We may place an Insured into a Premium Class with extra ratings for a temporary period of time, due to occupation or temporary illness.  We also may place an Insured into a Premium Class with permanent extra ratings.

Loan Interest

Charged Loan Interest.  Interest is due and payable at the end of each Policy Year.  Unpaid interest becomes part of the outstanding loan and accrues interest, beginning 23 days after the Policy Anniversary.  Unpaid interest is allocated based on your written instructions.  If there are no such instructions or the Policy Account Value in the specified Subaccounts is insufficient to allow the collateral for the unpaid interest to be transferred, the interest is allocated based on the proportion that the Guaranteed Account value and the value in the Subaccounts bear to the total unloaned Policy Account Value.

Earned Loan Interest.  We transfer earned loan interest to the Subaccounts and/or the Guaranteed Account and recalculate collateral: (a) when loan interest is paid or added to the loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made.  A transfer to or from the Loan Account will be made to reflect any recalculation of collateral.  At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid charged interest added to the loan balance) minus any loan repayments.

5

Effect of Policy Loans

A loan, whether or not repaid, affects the Policy, the Policy Account Value, the Net Cash Surrender Value, and the death benefit.  The Insurance Proceeds and Net Cash Surrender Value include reductions for the amount of any Indebtedness.  Repaying a loan causes the death benefit and Net Cash Surrender Value to increase by the amount of the repayment.  As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account.  This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Guaranteed Account.  Amounts transferred from the Separate Account to the Loan Account will affect the Policy Account Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Separate Account.

Accordingly, the effect on the Policy Account Value and death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding.  Compared to a Policy under which no loan is made, values under a Policy with an outstanding loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Guaranteed Account.  The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.

Allocations After Increase in Face Amount

If you increase your Face Amount, we use a special method to allocate a portion of your existing Policy Account Value to the increase.  We also use this method to allocate Premium payments, made on or after the effective date of the increase, between the Initial Face Amount and the increase.

This special method involves allocating according to a ratio between:

1.	the guideline annual premium for the Initial Face Amount; and

2.	the guideline annual premium for the total Face Amount on the effective date of the increase (before any deductions are made).

•
The guideline annual premium is defined in regulations under the Investment Company Act of 1940, as amended.  It is used in connection with the calculation of surrender charges.  It is approximately equal to the amount of Premium that would be required on an annual basis to keep the Policy in force if the Policy had a mandatory fixed premium schedule assuming (among other things) a 5% net investment return.

If there is more than one increase in Face Amount, guideline annual premiums for each increase in Face Amount are used to allocate Policy Account Values and subsequent Premium payments among the various increases.

Delays in Payments We Make

We usually pay the amounts of any Surrender, partial withdrawal, Insurance Proceeds, loan, or settlement options within 7 days after we receive all applicable Written Notices, permitted telephone, fax, and/or e-mail requests, and/or due proofs of death.  However, we can postpone these payments if:

•
the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("SEC"); or

•	the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Guaranteed Account for up to 6 months after receipt of the payment request.  We will pay interest on any payment deferred for 30 days or more at an annual rate of 3%.

If you have submitted a check or draft to our Service Center, we have the right to defer payment of Surrenders, partial withdrawals, Insurance Proceeds, or payments under a settlement option until the check or draft has been honored.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Premium payment.  We also may be required to provide additional information about your account to government regulators.  In addition, we also may be required to block your account and thereby refuse to pay any request for transfers, withdrawals, Surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

6

Dollar Cost Averaging

If you elect the dollar cost averaging program offered under the Policy, each month on the Policy Processing Day we will automatically transfer equal amounts (minimum $500) from the chosen Subaccount to your designated "target accounts" in the percentages selected.  You may have multiple target accounts.

To participate in dollar cost averaging, you must elect a period of time and place the following minimum amount in any one Subaccount (not the Guaranteed Account):
Dollar Cost Averaging Period	Minimum Amount
6 months	$ 3,000
12 months	$ 6,000
18 months	$ 9,000
24 months	$12,000
30 months	$15,000
36 months	$18,000

If you have elected dollar cost averaging, the program will start on the first Policy Processing Day after the later of:

1.	The Policy Date;

2.	The end of the 15-day period when Premiums have been allocated to the Money Market Subaccount; or

3.	When the value of the chosen Subaccount equals or exceeds the greater of: (a) the minimum amount stated above; or (b) the amount of the first monthly transfer.

Dollar cost averaging will end if:
• we receive your Written Request to cancel your participation;
• the value in the chosen Subaccount is insufficient to make the transfer;
• the specified number of transfers has been completed; or
• the Policy enters the Grace Period.

You will receive Written Notice confirming each transfer and when the program has ended.  You are responsible for reviewing the confirmation to verify that the transfers are being made as requested.  There is no additional charge for dollar cost averaging.  A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee.  We may modify, suspend, or discontinue the dollar cost averaging program at any time upon 30 days' Written Notice to you.  You cannot choose dollar cost averaging if you are participating in the automatic asset rebalancing program or if a Policy loan is outstanding.

Automatic Asset Rebalancing

If you elect the automatic asset rebalancing program offered under the Policy, we will automatically reallocate your Policy Account Value in the Subaccounts you are invested in at the end of each quarterly or annual period to match your Policy's currently effective premium allocation schedule.

To participate in the automatic asset rebalancing program:
• you must elect this feature in the Application or after issue by submitting an automatic asset rebalancing request form to our Service Center; and
• you must have a minimum Policy Account Value of $1,000.

There is no additional charge for the automatic asset rebalancing program.  Any reallocation that occurs under the automatic asset rebalancing program will not be counted towards the 12 "free" transfers allowed during each Policy Year.  You can end this program at any time.

Automatic asset rebalancing will end if:
• the total value in the Subaccounts is less than $1,000;
• you make a transfer;
• you make a change to the current premium allocation instructions; or
• we receive your Written Request to terminate the program.

We may modify, suspend, or discontinue the automatic asset rebalancing program at any time.  You cannot choose automatic asset rebalancing if you are participating in the dollar cost averaging program.

Charge Discounts for Sales to Certain Policies

The Policy is available for purchase by individuals, corporations, and other groups.  We may reduce or waive certain charges (such as the premium expense charge, initial administrative charge, surrender charge, monthly administrative charge, monthly cost of insurance, or other charges) where the size or nature of such sales results in savings to us with respect to sales, underwriting, administrative, or other costs.  We also may reduce or waive charges on Policies sold to officers, directors, and employees of NLAIC or its affiliates.  The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we reduce or waive charges based on a number of factors, including:

•	the number of Insureds;

7

•	the size of the group of purchasers;

•	the total Premium expected to be paid;

•	total assets under management for the Owner;

•	the nature of the relationship among individual Insureds;

•	the purpose for which the Policies are being purchased;

•	the expected persistency of individual Policies; and

•	any other circumstances which are rationally related to the expected reduction in expenses.

Reductions or waivers of charges will not discriminate unfairly among Policy Owners.

Payment of Policy Benefits

Benefit Payable on Final Policy Date.  If the Insured is living on the Final Policy Date (at Insured's Attained Age 100), we will pay you the Policy Account Value less any Indebtedness and any unpaid Monthly Deductions.  Insurance coverage under the Policy will then end.  Payment will generally be made within 7 days of the Final Policy Date, although we may postpone this payment under certain conditions.  You may elect to continue the Policy beyond Insured's Attained Age 100 under the Final Policy Date Extension Rider.

Insurance Proceeds.  Insurance Proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive proof of the Insured's death and all other requirements are satisfied, including receipt by us at our Service Center of all required documents.  Generally, we determine the amount of a payment from the Separate Account as of the date of death.  We pay Insurance Proceeds in a single sum unless you have selected an alternative settlement option.  If Insurance Proceeds are paid in a single sum, we pay interest at an annual rate of 3% (unless we declare a higher rate) on the Insurance Proceeds from the date of death until payment is made.  We may postpone payment of Insurance Proceeds under certain conditions.

Settlement Options.  In lieu of a single sum payment on death, Surrender, or maturity, you may elect one of the following settlement options.  Payment under these settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied.  As part of our general account assets, settlement option proceeds may be subject to claims of creditors.  Even if the death benefit under the Policy is excludible from income, payments under settlement options may not be excludible in full.  This is because earnings on the death benefit after the Insured's death are taxable and payments under the settlement options generally include such earnings.  You should consult a tax adviser as to the tax treatment of payments under settlement options.

•	Proceeds at Interest Option. Proceeds are left on deposit to accumulate with us with interest payable at 12, 6, 3, or 1-month intervals.

•
Installments of a Specified Amount Option.  Proceeds are payable in equal installments of the amount elected at 12, 6, 3, or 1 month intervals, until proceeds applied under the option and interest on the unpaid balance and any additional interest are exhausted.

•
Installments for a Specified Period Option.  Proceeds are payable in a number of equal monthly installments.  Alternatively, the installments may be paid at 12, 6, or 3-month intervals.  Payments may be increased by additional interest, which would increase the installments certain.

•
Life Income Option.  Proceeds are payable in equal monthly installments during the payee's life.  Payments will be made either with or without a guaranteed minimum number.  If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the option are exhausted.

•
Joint and Survivor Life Income Option.  Proceeds are payable in equal monthly installments, with a number of installments certain, during the joint lives of the payee and one other person and during the life of the survivor.  The minimum number of payments will be for either 120 or 240 months.

A guaranteed interest rate of 3% per year applies to the above settlement options.  We may declare additional rates of interest in our sole discretion.  We may also agree to other arrangements, including those that offer check-writing capabilities with non-guaranteed interest rates.

Policy Termination

Your Policy will terminate on the earliest of:

♦	the Final Policy Date;

♦	the end of the Grace Period without a sufficient payment;

♦	the date the Insured dies; or

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♦	the date you Surrender the Policy.

Supplemental Benefits and Riders

Long-Term Care Benefit Riders

We offer the following three Long-Term Care Benefit Riders:

♦	Long-Term Care Acceleration Benefit Rider ("LTC Acceleration Rider")

♦	Long-Term Care Waiver Benefit Rider ("LTC Waiver Rider")

♦	Long-Term Care Extended Insurance Benefit Rider ("LTC Extended Rider")

If you elect to add the LTC Acceleration Rider to your Policy, you must also add the LTC Waiver Rider, while you may also add the LTC Extended Rider.  You cannot elect to add either the LTC Waiver Rider or the LTC Extended Rider alone.

The Riders have conditions that may affect other rights and benefits that you have under the Policy.  For example, we restrict your ability to allocate Premiums and Policy Account Value to the Separate Account while benefits are being paid.  In addition, each Rider imposes a separate monthly charge that will be deducted from your Policy Account Value as part of the Monthly Deduction.

If you reside in a state that has approved the Long-Term Care Benefit Riders, you may generally elect to add them to your Policy at any time, subject to our receiving satisfactory additional Evidence of Insurability and increasing the Face Amount.  The Long-Term Care Benefit Riders may not be available in all states and the terms under which they are available may vary from state to state.

These Riders may not cover all of the long-term care expenses incurred by the Insured during the period of coverage.  Each Rider contains specific details that you should review before adding the Rider to your Policy.  You should consult a tax adviser before adding the LTC Acceleration Rider or the LTC Extended Rider to your Policy.

1.	Long-Term Care Acceleration Benefit Rider

Operation of the Long-Term Care Acceleration Benefit Rider.  The LTC Acceleration Rider provides for periodic payments to you of a portion of the death benefit if the Insured becomes "chronically ill" so that the Insured:

(1)	is unable to perform at least 2 activities of daily living without substantial human assistance for a period of at least 90 days due to a loss of functional capacity; or

(2)	requires substantial supervision to protect the Insured from threats to health and safety due to his or her own severe cognitive impairment.

Benefits under this Rider will not begin until we receive proof that the Insured is chronically ill and 90 calendar days have elapsed since receiving "qualified long-term care service" as defined in the Rider, while the Policy was in force (the "elimination period").  You must continue to submit periodic evidence of the Insured's continued eligibility for Rider benefits.

We determine a maximum amount of death benefit that we will pay for each month of qualification.  This amount, called the "Maximum Monthly Benefit," is the acceleration death benefit, as defined in the Rider, divided by the minimum months of acceleration benefits stated in the Policy schedule.  The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month.  Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit.  Expenses incurred during the elimination period, however, are excluded from any determination of a benefit.

Each benefit payment reduces the remaining death benefit under your Policy, and causes a proportionate reduction in your Face Amount, Policy Account Value, and surrender charge.  If you have a Policy loan, we will use a portion of each benefit to repay Indebtedness.  We will recalculate the Maximum Monthly Benefit if you make a partial withdrawal of Policy Account Value, and for other events described in the Rider.

Restrictions on Other Rights and Benefits.  Before we begin paying any benefits, we will transfer all Policy Account Value from the Separate Account to the Guaranteed Account.  In addition, you will not be permitted to transfer Policy Account Value or allocate any additional Premiums to the Separate Account while Rider benefits are being paid.  Your participation in any of the automatic investment plans (such as dollar cost averaging) will also be suspended during this period.  If the death benefit on your Policy is Option B, we will change it to Option A.

If the Insured no longer qualifies for Rider benefits, is not chronically ill, and your Policy remains in force, you will be permitted to allocate new Premiums or transfer existing Policy Account Value to the Separate Account, and to change your death benefit option.  We will waive restrictions on transfers from the Guaranteed Account to the Separate Account in connection with such transfers.

Charges for the Rider.  The LTC Acceleration Rider imposes a monthly charge on the net amount at risk under the Policy.  This charge is at a rate that varies based on the Attained Age and sex of the Insured, and increases annually as the Insured ages.  We may increase the rates for this charge on a class basis.  Once we begin to pay benefits, the LTC Acceleration Rider waives this charge until the Insured no longer qualifies for Rider benefits and is not chronically ill.

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Termination of the Rider.  The Rider will terminate when the acceleration death benefit is zero, the Policy terminates, or you request to terminate the Rider.

2.	Long-Term Care Waiver Benefit Rider

Operation of the Long-Term Care Waiver Benefit Rider.  After the elimination period noted above, the LTC Waiver Rider provides for the payment of monthly Premiums (equal on an annual basis to the minimum annual premium specified on the Policy schedule) up to the date specified in the Policy schedule, and the waiver of Monthly Deductions after that date.  This Rider also provides a residual death benefit.  The LTC Waiver Rider is nonseverable from the LTC Acceleration Rider.

Charges for the Rider.  The LTC Waiver Rider imposes a monthly charge on the net amount at risk under the Policy.  This charge is at a rate that varies based on the Attained Age and sex of the Insured, and increases annually as the Insured ages.  We may increase the rates for this charge on a class basis.

Termination of the Rider.  The LTC Waiver Rider will terminate when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or on the Policy Anniversary when the Insured's Attained Age is 100.

3.	Long-Term Care Extended Insurance Benefit Rider

Operation of the Long-Term Care Extended Insurance Benefit Rider.  Following the full payment of the acceleration death benefit provided under the LTC Acceleration Rider, the LTC Extended Rider provides for periodic reimbursements of expenses incurred for qualified long-term care services, as defined in the Rider.  There is no new elimination period under this Rider if benefits are continuous.  You must continue to submit periodic evidence of the Insured's eligibility for Rider benefits.

We determine a maximum amount of benefit that we will pay for each month of qualification.  This amount, called the "Maximum Monthly Benefit" is the Rider coverage amount divided by the minimum months of acceleration benefits shown on your Policy schedule.  The actual amount of any benefit is based on the expense incurred by the Insured, up to the Maximum Monthly Benefit, for qualified long-term care service in a calendar month.  Certain types of expenses may be limited to a stated percentage of the Maximum Monthly Benefit.  The LTC Extended Rider also offers an optional nonforfeiture benefit and an optional inflation benefit.

Charges for the Rider.  The LTC Extended Rider imposes a monthly charge on the coverage amount of the Rider.  This charge is level for the duration of the Rider and based on the Issue Age of the Insured when the Rider is issued.  If you increase the Rider coverage amount, a new charge based on the Issue Age of the Insured at that time will apply to the increase.  We may increase the rates for this charge on a class basis.  Once we begin to pay benefits under the LTC Acceleration Rider, we waive this charge until the Insured no longer qualifies for benefits under the LTC Acceleration Rider or the LTC Extended Rider and is not chronically ill.

Termination of the Rider.  The LTC Extended Rider will terminate when benefits under the Rider have been fully paid, when the Policy terminates (other than as a result of the complete payment of the death benefit through acceleration payments under the LTC Acceleration Rider), the LTC Acceleration Rider terminates (other than as a result of the complete payment of the death benefit through acceleration payments), or you request to terminate the Rider.

Accelerated Death Benefit Rider

If your state of residence has approved the Accelerated Death Benefit Rider (the "ADB Rider") and we have received satisfactory additional Evidence of Insurability, you generally may choose to add it to your Policy at any time.  The terms of the ADB Rider may vary from state to state.

Generally, the ADB Rider allows you to receive an accelerated payment of part of the Policy's death benefit generally when the Insured develops a non-correctable medical condition that is expected to result in his or her death within 12 months.  For Policies issued before April 9, 2001 or the date we obtain state approval, if later, accelerated payments also may be permitted if the Insured has been confined to a nursing care facility (as defined in the ADB Rider) for at least 180 consecutive days and is expected to remain in such a facility for the remainder of his or her life.  There are no restrictions on the use of the benefit.

There is no additional charge for this Rider.  However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit amount.

Tax Consequences of the ADB Rider.  The federal income tax consequences associated with adding the ADB Rider or receiving the accelerated death benefit are uncertain.  You should consult a tax adviser before adding the ADB Rider to your Policy or requesting an accelerated death benefit.

Amount of the Accelerated Death Benefit.  The ADB Rider provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the eligible death benefit (as defined below) less 25% of any Indebtedness.  The ADB Rider also restricts the total of the accelerated death benefits paid from all life insurance policies issued to you by us and our affiliates to $250,000.  We may increase this $250,000 maximum to reflect inflation.

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Eligible death benefit means:  the Insurance Proceeds payable under the Policy if the Insured died at the time we approve a claim for an accelerated death benefit, minus

1.	Any Premium refund payable at death if the Insured died at that time; and

2.	Any insurance payable under the terms of any other Rider.

You may submit Written Notice to request the accelerated death benefit.  You may only request the accelerated death benefit once, except additional accelerated death benefits may be requested to pay Premiums and Policy loan interest.  You may elect to receive the accelerated death benefit as a lump sum or in 12 or 24 equal monthly installments.  If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured's death) of the remaining payments and the remaining Insurance Proceeds at death under the Policy will be paid to the Beneficiary in a lump sum.

Conditions for Receipt of the Accelerated Death Benefit.  To receive an accelerated death benefit payment, the Policy must be in force and you must submit Written Notice, "due proof of eligibility," and a completed claim form to us.  Due proof of eligibility means a written certification (described more fully in the ADB Rider) in a form acceptable to us from a treating physician (as defined in the ADB Rider) stating that the Insured has a terminal illness or, in certain states only, is expected to be permanently confined to a nursing care facility.

We may request additional medical information from the Insured's physician and/or may require an independent physical examination (at our expense) before approving the claim for payment of the accelerated death benefit.  We will not approve a claim for an accelerated death benefit payment if:

1.	The Policy is assigned in whole or in part;

2.	If the terminal illness (or, in certain states only, the permanent confinement to a nursing care facility) is the result of intentionally self-inflicted injury; or

3.	If you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.

Operation of the ADB Rider.  The accelerated death benefit is made in the form of a Policy loan up to the amount of the maximum loan available under the Policy at the time the claim is approved, resulting in a Policy loan being made in the amount of the requested benefit.  This Policy loan operates as would any loan under the Policy.

To the extent that the amount of the requested accelerated death benefit exceeds the maximum available loan amount, the benefit will be advanced to you and a lien will be placed on the death benefit payable under the Policy (the "death benefit lien") in the amount of this excess.  Interest will accrue daily, at a rate determined as described in the ADB Rider, on the amount of this lien, and upon the death of the Insured the amount of the lien and accrued interest thereon will be subtracted from the amount of Insurance Proceeds payable at death.

Effect on Existing Policy.  The Insurance Proceeds otherwise payable at the time of an Insured's death will be reduced by the amount of any death benefit lien and accrued interest thereon.  In addition, if you make a request for a Surrender, a Policy loan, or a partial withdrawal, the Net Cash Surrender Value and Loan Account value will be reduced by the amount of any outstanding death benefit lien plus accrued interest.  Therefore, depending upon the size of the death benefit lien, this may result in the Net Cash Surrender Value and the Loan Account value being reduced to zero.

Premiums and Policy loan interest must be paid when due.  However, if requested with the accelerated death benefit claim, future periodic planned Premiums and Policy loan interest may be paid automatically through additional accelerated death benefits.

In addition to a Lapse under the applicable provisions of the Policy, the Policy will also terminate on any Policy Anniversary when the death benefit lien exceeds the Insurance Proceeds at death.

Termination of the ADB Rider.  The ADB Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary when the Insurance Proceeds payable at death on such Policy Anniversary is less than or equal to zero.

Additional Insurance Benefit Rider

The Additional Insurance Benefit Rider ("AIB Rider") provides an additional death benefit payable on the death of the Insured without increasing the Policy's Face Amount.  The AIB Rider may not be available in all states.

The additional death benefit under the AIB Rider is:

a)	the Face Amount plus the Rider coverage amount less the Policy's death benefit (if death benefit Option A is in effect); or

b)	the Face Amount plus the Rider coverage amount plus the Policy Account Value less the death benefit (if death benefit Option B is in effect).

Please note the following about the AIB Rider:

♦
The AIB Rider may be canceled separately from the Policy (i.e., it can be canceled without causing the Policy to be canceled or to Lapse).  The AIB Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of

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the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the Insured's Attained Age 100 (80 in New York).

♦
The AIB Rider has a cost of insurance charge that is deducted from the Policy Account Value as part of the Monthly Deduction.  This charge is in addition to the cost of insurance charge assessed on the Policy's net amount at risk.

♦	If you change from death benefit Option A to death benefit Option B, we will first decrease the Policy's Face Amount and then the Rider coverage amount by the Policy Account Value.

♦
If death benefit Option A is in effect and you make a partial withdrawal, we will first decrease the Policy's Face Amount and then the Rider coverage amount by the amount withdrawn (including the partial withdrawal charge).

♦	The AIB Rider has no cash or loan value.

♦	The AIB Rider has no surrender charge, additional surrender charge, or premium expense charge.

>
Since there is no surrender charge for decreasing the Rider coverage amount, such a decrease may be less expensive than a decrease of the same size in the Face Amount of the Policy (if the Face Amount decrease would be subject to a surrender charge).  But, continuing coverage on such an increment of Policy Face Amount may have a cost of insurance charge that is higher than the same increment of coverage amount under the Rider.  You should consult your agent before buying an AIB Rider, and before deciding whether to decrease Policy Face Amount or AIB Rider coverage amount.

♦
After the first Policy Year and subject to certain conditions, you may increase or decrease the Rider coverage amount separately from the Policy's Face Amount (and the Policy's Face Amount may be increased or decreased without affecting the Rider coverage amount).

♦
To comply with the maximum premium limitations under the Internal Revenue Code of 1986, as amended (the "Code"), insurance coverage provided by an AIB Rider is treated as part of the Policy's Face Amount (for discussion of the tax status of the Policy, see "Federal Tax Considerations" in the prospectus).

Other Riders

In addition to the Long-Term Care Benefit Riders, Accelerated Death Benefit Rider, and Additional Insurance Benefit Rider, the following Riders are also available under the Policy.  These Riders (which are summarized below) provide fixed benefits that do not vary with the investment performance of the Separate Account.

♦
Change of Insured:  This Rider permits you to change the Insured, subject to certain conditions and Evidence of Insurability.  The Policy's Face Amount will remain the same, and the Monthly Deduction for the cost of insurance and any other benefits provided by Rider will be adjusted for the Attained Age and Premium Class of the new Insured as of the effective date of the change.  As the change of an Insured is generally a taxable event, you should consult a tax adviser before making such a change.

♦
Children's Term Insurance:  This Rider provides level term insurance on each of the Insured's dependent children, until the earliest of: (1) the first Policy Processing Day after our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; (3) the child's 25th birthday; or (4) the Policy Anniversary nearest the Insured's 65th birthday.  Upon expiration of the term insurance on the life of a child and subject to certain conditions, it may be converted without Evidence of Insurability to a whole life policy providing a level Face Amount of insurance and a level premium.  The Face Amount of the new policy may be up to 5 times the amount of the term insurance in force on the expiration date.  The Rider is issued to provide between $5,000 and $15,000 of term insurance on each insured child.  Each insured child under this Rider will have the same amount of insurance.  This Rider must be selected at the time of Application for the Policy or upon an increase in Face Amount.

♦
Convertible Term Life Insurance:  This Rider provides term insurance on an additional insured ("other insured").  This Rider will terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the other insured's Attained Age 100 (80 in New York).  If the Policy is extended by the Final Policy Date Extension Rider, this Rider will terminate on the original Final Policy Date.  This Rider and the Guaranteed Minimum Death Benefit Rider may not be issued on the same Policy.

♦
Disability Waiver Benefit:  This Rider provides that in the event of the Insured's total disability (as defined in the Rider), which begins while the Rider is in effect and which continues for at least 6 months, we will apply a Premium payment to the Policy on each Policy Processing Day during the first 5 Policy Years while the Insured is totally disabled (the amount of the payment will be based on the minimum annual premium).  We will also waive all Monthly Deductions due after the commencement of and during the continuance of the total disability after the first 5 Policy Years.  This Rider terminates on the earliest of: (1) the first Policy Processing Day after our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) the Policy Anniversary nearest the Insured's Attained Age 60 (except for benefits for a disability which began before that Policy Anniversary).

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♦
Disability Waiver of Premium Benefit:  This Rider provides that, in the event of the Insured's total disability before Attained Age 60 and continuing for at least 180 days, we will apply a Premium payment to the Policy on each Policy Processing Day prior to Insured's Attained Age 65 and while the Insured remains totally disabled.  At the time of Application, you select a monthly benefit amount.  This amount is generally intended to reflect the amount of the Premiums expected to be paid monthly.  In the event of the Insured's total disability, the amount of the Premium payment applied on each Policy Processing Day will be the lesser of: (a) the monthly benefit amount; or (b) the monthly average of the Premium payments less partial withdrawals for the Policy since its Policy Date.  You cannot elect this Rider and another disability waiver benefit Rider with the same Policy.

♦
Final Policy Date Extension:  This Rider extends the Final Policy Date 20 years past the original Final Policy Date.  This benefit may be added only on or after the anniversary nearest the Insured's 90th birthday.  There is no additional charge for this benefit.  The death benefit after the original Final Policy Date will be the Policy Account Value.  All other Riders in effect on the original Final Policy Date will terminate on the original Final Policy Date.  Adding this benefit and/or continuing the Policy beyond the Insured's Attained Age 100 may have tax consequences and you should consult a tax adviser before doing so.

♦
Guaranteed Minimum Death Benefit:  This Rider provides a guarantee that, if the Net Cash Surrender Value is not sufficient to cover the Monthly Deductions, and the Minimum Guarantee Premium has been paid, the Policy will not Lapse prior to the end of the death benefit guarantee period (as defined in the Rider).  If this Rider is added, the Monthly Deduction will be increased by $0.01 per every $1,000 of Face Amount in force under the Policy.  The Rider and the additional Monthly Deduction terminate on the earliest of: (1) our receipt of your Written Notice requesting termination of the Rider; (2) Surrender or other termination of the Policy; or (3) expiration of the death benefit guarantee period.  This Rider and the Convertible Term Life Insurance Rider may not be issued on the same Policy.

Illustrations
Before you purchase the Policy and after the first Policy Anniversary, upon your request, you may ask for an illustration of future benefits under the Policy based upon the proposed Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.  Illustrations are provided free of charge.

Performance Data

Rating Agencies

Independent financial rating services, including Moody's, Standard & Poor's, and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect our financial strength or claims-paying ability.  The ratings are not intended to reflect the investment experience or financial strength of the Variable Account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties that recommend the Policies or us.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields

We may advertise the "yield" and "effective yield" for the Money Market Subaccount.  Yield and effective yield are annualized, which means that it is assumed that the Portfolio generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Portfolio's units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield due to the compounding.

Historical Performance of the Subaccounts

We will advertise historical performance of the Subaccounts in accordance with SEC prescribed calculations.  Please note that performance information is annualized.  However, if a Subaccount has been available in the Variable Account for less than one year, the performance information for that Subaccount is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Standard & Poor's

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLAIC and the Nationwide Variable Insurance Trust.  Neither the Policy nor the S&P 500 Index Fund is sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

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S&P makes no representation or warranty, express or implied, to the Owners of the Policy and the S&P 500 Index Fund or any member of the public regarding the advisability of investing in securities generally or in the Policy and the S&P 500 Index Fund particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P's only relationship to NLAIC and Nationwide Variable Insurance Trust is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to NLAIC, Nationwide Variable Insurance Trust, the Policy, or the S&P 500 Index Fund.  S&P has no obligation to take the needs of NLAIC, Nationwide Variable Insurance Trust, or the Owners of the Policy or the S&P 500 Index Fund into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the S&P  500 Index Fund or the timing of the issuance or sale of the Policy or the S&P 500 Index Fund or in the determination or calculation of the equation by which the Policy or the S&P 500 Index Fund are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the S&P 500 Index Fund.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by NLAIC, Nationwide Variable Insurance Trust, Owners of the Policy and the S&P 500 Index Fund, or any other person or entity from the use of the S&P 500 Index or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein.  Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

Additional Information

Potential Conflicts of Interest

In addition to the Separate Account, the Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans.  It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously.  Although neither we nor the Portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each Portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take.  This action could include the sale of Portfolio shares by one or more of the separate accounts, which could have adverse consequences.  Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a Portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The Portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing the Portfolio with another portfolio.

Policies Issued in Conjunction with Employee Benefit Plans

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Code.  For EBS Policies, the maximum mortality rates used to determine the monthly cost of insurance charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB.  Under these tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class.  Illustrations reflecting the Premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies.  There is no provision for misstatement of sex in the EBS Policies.  Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female Insureds.

Legal Developments Regarding Unisex Actuarial Tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.

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Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances.  The Policies, other than Policies issued in states that require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables that distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

Safekeeping of Account Assets

We hold the Separate Account's assets physically segregated and apart from the general account.  We maintain records of all purchases and sale of Portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $25 million per occurrence and $50 million in the aggregate covering our officers and employees has been issued by Fidelity and Deposit Insurance Company (a division of Zurich American Insurance Company).

Reports to Owners

At least once each year, we will send you a report showing the following information as of the end of the report period:

✓	the current Policy Account Value, Guaranteed Account value, Subaccount values, and Loan Account value

✓	the current Net Cash Surrender Value

✓	the current death benefit

✓	the current amount of any Indebtedness

✓	any activity since the last report (e.g., Premiums paid, partial withdrawals, charges and deductions)

✓	any other information required by law

We currently send these reports quarterly.  In addition, we will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing), the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any Premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee.  We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each Portfolio in which you are invested.

Records

We will maintain all records relating to the Separate Account and the Guaranteed Account at our Service Center.

Experts

The financial statements of Nationwide Life and Annuity Insurance Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of Nationwide Provident VLI Separate Account A as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Additional Information about the Company

Nationwide Life and Annuity Insurance Company (“NLAIC”) is a stock life insurance company organized under the laws of the State of Ohio in March 1981 with our Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLAIC is a member of the Nationwide group of companies.  All of NLAIC's common stock is owned by Nationwide Life Insurance Company (“NLIC”), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.    The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Policies were issued by Nationwide Life and Annuity  Company of America (“NLACA”), at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization (Provident Mutual Life Insurance Company converting from a mutual insurance company to a stock insurance company, and changing its name to Nationwide Life Insurance Company of America),

15

PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business.  We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

Additional Information about the Separate Account

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock insurance company, became a wholly-owned subsidiary of NFS, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Providentmutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account A.

Other Information

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies.  Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI.  Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, NE, Washington, DC 20549.

Financial Statements

The financial statements of NLAIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VLI Separate Account A as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in this SAI should be considered only as bearing on our ability to meet our obligations under the Policies.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

16

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life and Annuity Company of America and Policyholders of Nationwide Provident VLI Separate Account A:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VLI Separate Account A (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/
KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	263,237	$2,947,578	$1,716,307
NVIT Money Market Fund Class IV	6,294,718	$6,294,718	$6,294,718
NVIT Government Bond Fund Class IV	161,574	$1,874,386	$1,938,893
JP Morgan NVIT Balanced Fund Class IV	124,570	$1,211,452	$871,993
NVIT Mid Cap Growth Fund Class IV	184,107	$4,279,337	$3,232,927
NVIT Multi-Manager International Value Fund Class IV	217,656	$3,201,490	$1,680,306
NVIT Growth Fund Class IV	188,308	$2,022,363	$1,666,526
Van Kampen NVIT Comstock Value Fund Class IV	258,210	$2,984,971	$1,804,890
NVIT Multi-Manager Small Company Fund Class IV	147,758	$3,108,245	$1,589,874
NVIT Multi-Manager Small Cap Value Fund Class IV	240,604	$2,790,995	$1,590,391
NVIT S&P 500 Index Fund Class IV	2,564,440	$20,316,728	$16,104,680
NVIT Government Bond Fund Class I	4,680	$54,408	$56,204
NVIT Investor Destinations Aggressive Fund Class II	63,625	$751,427	$438,378
NVIT Investor Destinations Conservative Fund Class II	49,918	$505,386	$462,736
NVIT Investor Destinations Moderate Fund Class II	132,062	$1,578,950	$1,117,243
NVIT Investor Destinations Moderately Aggressive Fund Class II	163,019	$1,957,254	$1,297,632
NVIT Investor Destinations Moderately Conservative Fund Class II	19,554	$224,539	$173,051
Gartmore NVIT Emerging Markets Fund Class I	30,064	$513,627	$211,951
NVIT Mid Cap Index Fund Class I	139,497	$2,613,383	$1,569,347
Federated NVIT High Income Bond Fund Class I	2,996	$23,111	$14,952
NVIT Global Financial Services Fund Class I	5,684	$69,039	$32,568
NVIT Health Sciences Fund Class I	15,518	$163,985	$125,388
NVIT Technology and Communications Fund Class I	35,611	$150,280	$79,412
Gartmore NVIT Global Utilities Fund Class I	9,517	$109,001	$74,045
NVIT Multi-Manager Small Cap Growth Fund Class I	14,657	$229,532	$141,443
NVIT U.S. Growth Leaders Fund Class I	45,978	$482,660	$274,026
NVIT Multi Sector Bond Fund Class I	33,325	$312,496	$243,937
NVIT Multi-Manager International Value Fund Class III	89,503	$1,412,532	$689,170
Gartmore NVIT Emerging Markets Fund Class III	60,739	$970,741	$426,997
NVIT Global Financial Services Fund Class III	1,207	$12,713	$6,917
NVIT Health Sciences Fund Class III	11,182	$122,836	$90,575
NVIT Technology and Communications Fund Class III	40,480	$167,623	$91,080
Gartmore NVIT Global Utilities Fund Class III	12,530	$149,358	$97,856
Federated NVIT High Income Bond Fund Class III	7,246	$53,801	$36,083
Van Kampen NVIT Real Estate Fund Class I	293	$2,565	$1,674
American Funds NVIT Asset Allocation Fund Class II	153,903	$2,978,568	$2,002,274
American Funds NVIT Bond Fund Class II	1,691	$18,444	$16,116
American Funds NVIT Global Growth Fund Class II	6,445	$155,245	$96,285
American Funds NVIT Growth Fund Class II	7,347	$474,787	$271,470
American Funds NVIT Growth-Income Fund Class II	186	$6,297	$4,881
NVIT Cardinal Moderate Fund I	370	$2,790	$2,881
NVIT Multi-Manager International Growth Fund Class III	2	$12	$13
NVIT Multi-Manager Mid Cap Growth Fund Class I	188	$1,803	$1,239
Fidelity Variable Insurance Products Funds:
Fidelity VIP Equity-Income Portfolio: Initial Class	524,414	$11,592,002	$6,911,774
Fidelity VIP Growth Portfolio: Initial Class	423,489	$12,729,300	$9,964,690
Fidelity VIP High Income Portfolio: Initial Class	332,041	$2,007,471	$1,314,884
Fidelity VIP Overseas Portfolio: Initial Class	311,166	$5,179,218	$3,786,894
Fidelity VIP Overseas Portfolio: Initial Class R	235,020	$4,519,528	$2,853,146
Fidelity VIP Equity-Income Portfolio: Service Class	22,172	$501,927	$291,345
Fidelity VIP Growth Portfolio: Service Class	9,738	$331,619	$228,561
Fidelity VIP Overseas Portfolio: Service Class	379	$6,571	$4,591
Fidelity VIP Overseas Portfolio: Service Class R	12,111	$246,366	$146,539
Fidelity VIP High Income Portfolio: Initial Class R	59,457	$340,261	$234,854
Fidelity Variable Insurance Products Funds II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	236,808	$3,322,114	$2,441,490
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	327,877	$4,164,768	$3,882,058
Fidelity VIP II Contrafund Portfolio: Initial Class	779,118	$19,980,017	$11,990,621
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	4,936	$60,414	$57,996

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Fidelity Variable Insurance Products Funds III:
Fidelity VIP III Mid Cap Portfolio: Service Class	147,311	$4,647,092	$2,700,219
Fidelity VIP III Value Strategies Portfolio: Service Class	36,320	$408,405	$178,695
Fidelity Variable Insurance Products Funds IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	97,349	$2,045,534	$1,109,776
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	1,067	$11,058	$8,784
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	4,566	$54,632	$32,509
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	111,691	$1,438,818	$1,196,212
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	182,545	$2,675,211	$1,297,892
Neuberger Berman AMT Fasciano Portfolio — S Class	430	$5,434	$3,590
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	2,962	$78,072	$47,802
Neuberger Berman AMT Socially Responsive Portfolio — I Class	466,362	$7,703,939	$4,379,143
Neuberger Berman AMT International Portfolio — S Class	134,296	$1,853,902	$979,017
Neuberger Berman AMT Regency Portfolio — S Class	106,258	$1,746,819	$979,700
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	56,316	$656,738	$648,760
Van Eck Worldwide Hard Assets Fund: Initial Class	71,167	$2,343,173	$1,334,389
Van Eck Worldwide Emerging Markets Fund: Initial Class	288,385	$4,778,152	$1,695,705
Van Eck Worldwide Real Estate Portfolio: Initial Class	48,269	$742,015	$299,265
Van Eck Worldwide Bond Fund: Class R	25,170	$296,279	$289,954
Van Eck Worldwide Hard Assets Fund: Class R	20,872	$695,352	$391,133
Van Eck Worldwide Emerging Markets Fund: Class R	81,965	$1,304,722	$481,133
Van Eck Worldwide Real Estate Portfolio: Class R	33,602	$465,025	$206,987
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	213,080	$3,763,134	$3,745,949
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	69,490	$949,466	$777,592
Wells Fargo VT Opportunity Fund — Investor Class	54,679	$1,053,330	$555,542
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	9,243	$371,356	$266,950
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	3,202	$119,010	$60,866
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	86,990	$1,408,595	$901,214
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	21,447	$716,428	$492,860
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	31,577	$272,142	$187,570
American Century VP Ultra Fund: Class I	37,796	$371,768	$229,043
American Century VP Value Fund: Class I	800,373	$6,014,473	$3,745,748
American Century VP Income and Growth Fund: Class I	17,704	$133,110	$85,334
American Century VP International Fund: Class III	47,297	$435,146	$280,942
American Century VP Mid Cap Value Fund: Class I	4,519	$54,783	$44,200
American Century VP Vista Fund: Class I	4,109	$78,953	$44,256
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	32,771	$349,747	$324,435
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	20,511	$776,554	$465,999
Janus Aspen Series — International Growth Portfolio: Service Shares	38,276	$2,093,066	$995,559
Janus Aspen Series — Global Technology Portfolio: Service Shares	11,435	$49,367	$33,162
Janus Aspen Series — Balanced Portfolio: Service Shares	12,794	$380,771	$303,855
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,784	$21,429	$14,130
Janus Aspen Series — International Growth Portfolio: Service II Shares	57,589	$2,982,230	$1,505,955
Janus Aspen Series — Global Technology Portfolio: Service II Shares	978	$4,488	$2,894

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	23,356	$952,906	$599,556
Oppenheimer Global Securities Fund/VA: Non-Service Shares	17,683	$568,745	$357,383
Oppenheimer Main Street Fund/VA: Non-Service Shares	31,486	$728,175	$458,439
Oppenheimer High Income Fund/VA: Non-Service Shares	9,830	$77,916	$15,531
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	157,319	$2,470,313	$1,675,443
Oppenheimer Global Securities Fund/VA: Class 3	52,220	$1,742,357	$1,062,146
Oppenheimer High Income Fund/VA: Class 3	34,168	$232,991	$53,644
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	23,041	$205,109	$94,468
AIM V.I. Capital Appreciation Fund: Series I Shares	6,740	$162,113	$113,843
AIM V.I. Capital Development Fund: Series I Shares	18,116	$264,945	$143,661
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	17,235	$186,557	$172,347
Federated American Leaders Fund II: Primary Shares	209	$3,239	$1,698
Federated Capital Appreciation Fund II: Primary Shares	6,211	$40,172	$31,679
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	209,795	$3,517,488	$2,251,101
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	42,107	$790,587	$587,813
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	12,658	$242,097	$138,606
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	113,519	$1,389,524	$683,382
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	17,557	$286,521	$300,044
AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein Growth and Income Portfolio: Class A	24,155	$576,082	$316,431
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	62,421	$1,072,097	$619,218
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	11,250	$111,783	$79,875
MFS Value Series: Initial Class	69,035	$975,552	$673,781
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	5,429	$115,271	$62,265
Putnam VT International Equity Fund: Class IB	4,755	$77,251	$42,275
Putnam VT Voyager Fund: Class IB	2,329	$65,137	$46,527
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	18,412	$326,981	$222,422
Vanguard Total Bond Market Index Portfolio	12,224	$135,073	$142,041
Vanguard High Yield Bond Portfolio	16,252	$128,334	$96,050
Vanguard Mid Cap Index Portfolio	35,375	$570,588	$326,157
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	8,843	$97,507	$87,632
Van Kampen Emerging Markets Debt Portfolio: Class I	6,028	$48,751	$38,999
Van Kampen U.S. Real Estate Portfolio: Class I	306,965	$5,862,024	$2,520,184
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	75,151	$745,930	$503,509
T Rowe Price Equity Income Portfolio — Class II	17,692	$436,054	$253,172
T Rowe Price Limited Term Bond Portfolio — Class II	12,963	$63,666	$62,611

Total Investments			$140,907,421
Accounts Receivable			—

Total Assets			140,907,421
Accounts Payable			1

Net Assets (See Note 7)			$140,907,420

Policyholders’ Equity			140,739,458
Attributable to Nationwide Life and Annuity Company of America			167,962

			$140,907,420

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008

											NVIT
							NVIT Multi-		Van Kampen	NVIT Multi-	Multi-
			NVIT	NVIT	JP Morgan	NVIT	Manager		NVIT	Manager	Manager	NVIT	NVIT
		NVIT	Money	Government	NVIT	Mid Cap	International	NVIT	Comstock	Small	Small Cap	S&P 500	Government
		Nationwide	Market	Bond	Balanced	Growth	Value	Growth	Value	Company	Value	Index	Bond
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I

Investment Income
Dividends	$3,515,264	$36,551	$106,923	$86,256	$30,957	—	$46,110	$6,295	$52,481	$18,921	$23,798	$426,152	$1,825
Expenses
Mortality and expense risks	1,401,220	17,382	37,340	14,142	7,863	$33,366	17,798	17,088	18,468	16,647	15,549	155,794	290
Investment Expense	4,844	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	1,406,064	17,382	37,340	14,142	7,863	33,366	17,798	17,088	18,468	16,647	15,549	155,794	290

Net investment income (loss)	2,109,200	19,169	69,583	72,114	23,094	(33,366)	28,312	(10,793)	34,013	2,274	8,249	270,358	1,535

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	13,452,692	411,141	—	—	129,606	—	376,031	—	36,499	486,747	—	—	—
Net realized (loss) gain from redemption of investment shares	(892,618)	(85,076)	—	(25,802)	(20,480)	282,724	137,042	120,289	(62,727)	(72,176)	(46,707)	(458,705)	570

Net realized (loss) gain on investments	12,560,074	326,065	—	(25,802)	109,126	282,724	513,073	120,289	(26,228)	414,571	(46,707)	(458,705)	570

Net unrealized appreciation (depreciation) of investments:
Beginning of year	33,330,180	383,677	—	(22,922)	132,675	2,019,839	528,201	895,172	(46,041)	(49,050)	(428,183)	5,605,088	497
End of year	(72,995,168)	(1,231,270)	—	64,507	(339,460)	(1,046,409)	(1,521,184)	(355,837)	(1,180,081)	(1,518,371)	(1,200,604)	(4,212,047)	1,796

Net unrealized appreciation (depreciation) during the year	(106,325,348)	(1,614,947)	—	87,429	(472,135)	(3,066,248)	(2,049,385)	(1,251,009)	(1,134,040)	(1,469,321)	(772,421)	(9,817,135)	1,299

Net realized and unrealized gain (loss) on investments	(93,765,274)	(1,288,882)	—	61,627	(363,009)	(2,783,524)	(1,536,312)	(1,130,720)	(1,160,268)	(1,054,750)	(819,128)	(10,275,840)	1,869

Net increase (decrease) in net assets resulting from operations	$(91,656,074)	$(1,269,713)	$69,583	$133,741	$(339,915)	$(2,816,890)	$(1,508,000)	$(1,141,513)	$(1,126,255)	$(1,052,476)	$(810,879)	$(10,005,482)	$3,404

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				NVIT	NVIT			Federated
	NVIT	NVIT	NVIT	Investor	Investor	Gartmore		NVIT	NVIT
	Investor	Investor	Investor	Destinations	Destinations	NVIT	NVIT	High	Global	NVIT	NVIT
	Destinations	Destinations	Destinations	Moderately	Moderately	Emerging	Mid Cap	Income	Financial	Health	Technology and
	Aggressive	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I

Investment Income
Dividends	$11,940	$9,994	$46,519	$38,987	$6,180	$4,613	$28,913	$1,976	$1,002	$551	—
Expenses
Mortality and expense risks	4,160	2,164	11,734	11,274	1,465	2,505	16,104	146	334	1,200	$813
Investment Expense	—	—	—	—	—	—	—	—	—	—	—

Total expenses	4,160	2,164	11,734	11,274	1,465	2,505	16,104	146	334	1,200	813

Net investment income (loss)	7,780	7,830	34,785	27,713	4,715	2,108	12,809	1,830	668	(649)	(813)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	102,030	8,988	124,390	157,168	10,027	80,180	147,407	—	—	12,240	18,102
Net realized (loss) gain from redemption of investment shares	(11,036)	(8,426)	(103,996)	(10,684)	(2,180)	1,021	(10,376)	(1,278)	(5,926)	(8,086)	(8)

Net realized (loss) gain on investments	90,994	562	20,394	146,484	7,847	81,201	137,031	(1,278)	(5,926)	4,154	18,094

Net unrealized appreciation (depreciation) of investments:
Beginning of year	32,966	(5,462)	15,297	94,605	(6,225)	61,380	52,628	(1,399)	(12,894)	14,629	20,527
End of year	(313,049)	(42,650)	(461,707)	(659,623)	(51,488)	(301,677)	(1,044,036)	(8,159)	(36,471)	(38,597)	(70,867)

Net unrealized appreciation (depreciation) during the year	(346,015)	(37,188)	(477,004)	(754,228)	(45,263)	(363,057)	(1,096,664)	(6,760)	(23,577)	(53,226)	(91,394)

Net realized and unrealized gain (loss) on investments	(255,021)	(36,626)	(456,610)	(607,744)	(37,416)	(281,856)	(959,633)	(8,038)	(29,503)	(49,072)	(73,300)

Net increase (decrease) in net assets resulting from operations	$(247,241)	$(28,796)	$(421,825)	$(580,031)	$(32,701)	$(279,748)	$(946,824)	$(6,208)	$(28,835)	$(49,721)	$(74,113)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

		NVIT			NVIT						Federated
	Gartmore	Multi-	NVIT		Multi-	Gartmore	NVIT			Gartmore	NVIT
	NVIT	Manager	U.S.	NVIT	Manager	NVIT	Global	NVIT	NVIT	NVIT	High
	Global	Small Cap	Growth	Multi	International	Emerging	Financial	Health	Technology and	Global	Income
	Utilities	Growth	Leaders	Sector	Value	Markets	Services	Sciences	Communications	Utilities	Bond
	Fund	Fund	Fund	Bond	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class I	Class I	Fund Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III

Investment Income
Dividends	$3,364	—	—	$20,895	$17,618	$9,144	$204	$356	—	$4,452	$3,887
Expenses
Mortality and expense risks	932	$1,419	$2,768	2,059	7,332	5,772	74	958	$978	1,024	308
Investment Expense	—	—	—	—	17	11	1	9	7	6	—

Total expenses	932	1,419	2,768	2,059	7,349	5,783	75	967	985	1,030	308

Net investment income (loss)	2,432	(1,419)	(2,768)	18,836	10,269	3,361	129	(611)	(985)	3,422	3,579

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,329	—	80,182	7,416	149,879	161,288	—	9,640	19,630	1,849	—
Net realized (loss) gain from redemption of investment shares	(71,963)	(10,387)	(9,380)	(15,077)	(17,315)	64,286	(3,321)	(5,750)	(10,262)	(13,442)	(897)

Net realized (loss) gain on investments	(70,634)	(10,387)	70,802	(7,661)	132,564	225,574	(3,321)	3,890	9,368	(11,593)	(897)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(36,701)	28,872	54,407	(1,193)	(14,300)	268,338	(3,171)	11,011	15,915	(5,960)	(1,153)
End of year	(34,956)	(88,089)	(208,634)	(68,559)	(723,363)	(543,744)	(5,795)	(32,261)	(76,543)	(51,502)	(17,718)

Net unrealized appreciation (depreciation) during the year	1,745	(116,961)	(263,041)	(67,366)	(709,063)	(812,082)	(2,624)	(43,272)	(92,458)	(45,542)	(16,565)

Net realized and unrealized gain (loss) on investments	(68,889)	(127,348)	(192,239)	(75,027)	(576,499)	(586,508)	(5,945)	(39,382)	(83,090)	(57,135)	(17,462)

Net increase (decrease) in net assets resulting from operations	$(66,457)	$(128,767)	$(195,007)	$(56,191)	$(566,230)	$(583,147)	$(5,816)	$(39,993)	$(84,075)	$(53,713)	$(13,883)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

		American		American		American		NVIT	NVIT
	Van	Funds		Funds	American	Funds		Multi-	Multi-
	Kampen	NVIT	American	NVIT	Funds	NVIT		Manager	Manager
	NVIT	Asset	Funds	Global	NVIT	Growth-		International	Mid
	Real	Allocation	NVIT	Growth	Growth	Income	NVIT	Growth	Cap
	Estate	Fund	Bond	Fund	Fund	Fund	Cardinal	Fund	Growth
	Fund	Class	Fund	Class	Class	Class	Moderate	Class	Fund
	Class I	II	Class II	II	II	II	Fund I	III	Class I

Investment Income
Dividends	$111	$70,487	$994	$3,427	$7,247	$118	$18	—	—
Expenses
Mortality and expense risks	31	21,500	161	1,081	2,698	21	2	—	$4
Investment Expense	—	—	—	—	—	—	—	—	—

Total expenses	31	21,500	161	1,081	2,698	21	2	—	4

Net investment income (loss)	80	48,987	833	2,346	4,549	97	16	—	(4)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	34,056	22	4,151	20,328	1	19	—	—
Net realized (loss) gain from redemption of investment shares	(1,398)	(152,431)	(2,349)	(9,248)	(3,631)	(147)	1	—	(42)

Net realized (loss) gain on investments	(1,398)	(118,375)	(2,327)	(5,097)	16,697	(146)	20	—	(42)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	(61,260)	(92)	985	13,888	(63)	—	—	—
End of year	(892)	(976,295)	(2,328)	(58,960)	(203,318)	(1,416)	91	1	(564)

Net unrealized appreciation (depreciation) during the year	(892)	(915,035)	(2,236)	(59,945)	(217,206)	(1,353)	91	1	(564)
Net realized and unrealized gain (loss) on investments	(2,290)	(1,033,410)	(4,563)	(65,042)	(200,509)	(1,499)	111	1	(606)

Net increase (decrease) in net assets resulting from operations	$(2,210)	$(984,423)	$(3,730)	$(62,696)	$(195,960)	$(1,402)	$127	$1	$(610)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

												Fidelity VIP II		Fidelity VIP II
	Fidelity VIP		Fidelity VIP			Fidelity VIP				Fidelity VIP	Fidelity VIP II	Investment		Investment
	Equity-	Fidelity VIP	High	Fidelity VIP	Fidelity VIP	Equity-	Fidelity VIP	Fidelity VIP	Fidelity VIP	High	Asset	Grade	Fidelity VIP II	Grade
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Income	Manager	Bond	Contrafund	Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

Investment Income
Dividends	$256,984	$126,008	$149,788	$144,899	$107,912	$9,702	$2,344	$173	$5,516	$27,751	$85,920	$190,122	$172,361	$1,871
Expenses
Mortality and expense risks	74,199	108,263	12,118	37,738	28,709	2,496	2,193	51	1,366	2,275	21,639	31,394	122,527	399
Investment Expense	—	—	—	—	10	—	—	—	—	4	—	—	—	—

Total expenses	74,199	108,263	12,118	37,738	28,719	2,496	2,193	51	1,366	2,279	21,639	31,394	122,527	399

Net investment income (loss)	182,785	17,745	137,670	107,161	79,193	7,206	151	122	4,150	25,472	64,281	158,728	49,834	1,472

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	11,648	—	—	707,392	454,932	318	—	866	20,383	—	316,687	3,692	508,760	37
Net realized (loss) gain from redemption of investment shares	(298,669)	(8,945)	(52,174)	296,478	48,707	(19,107)	3,837	63	484	(18,081)	6,285	(126,038)	209,614	(670)

Net realized (loss) gain on investments	(287,021)	(8,945)	(52,174)	1,003,870	503,639	(18,789)	3,837	929	20,867	(18,081)	322,972	(122,346)	718,374	(633)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	756,637	6,391,236	(138,452)	2,786,839	1,020,231	(31,566)	78,235	2,892	28,013	(16,983)	532,558	(70,794)	1,939,687	943
End of year	(4,680,228)	(2,764,610)	(692,586)	(1,392,325)	(1,666,383)	(210,582)	(103,057)	(1,980)	(99,827)	(105,407)	(880,624)	(282,709)	(7,989,396)	(2,418)

Net unrealized appreciation (depreciation) during the year	(5,436,865)	(9,155,846)	(554,134)	(4,179,164)	(2,686,614)	(179,016)	(181,292)	(4,872)	(127,840)	(88,424)	(1,413,182)	(211,915)	(9,929,083)	(3,361)

Net realized and unrealized gain (loss) on investments	(5,723,886)	(9,164,791)	(606,308)	(3,175,294)	(2,182,975)	(197,805)	(177,455)	(3,943)	(106,973)	(106,505)	(1,090,210)	(334,261)	(9,210,709)	(3,994)

Net increase (decrease) in net assets resulting from operations	$(5,541,101)	$(9,147,046)	$(468,638)	$(3,068,133)	$(2,103,782)	$(190,599)	$(177,304)	$(3,821)	$(102,823)	$(81,033)	$(1,025,929)	$(175,533)	$(9,160,875)	$(2,522)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				Fidelity VIP	Fidelity VIP	Lehman				Neuberger
		Fidelity VIP		IV Freedom	IV Freedom	Brothers	Neuberger	Neuberger	Neuberger	Berman	Neuberger	Neuberger
	Fidelity VIP	III Value	Fidelity VIP	Fund	Fund	AMT Short	Berman	Berman	Berman	AMT	Berman	Berman
	III Mid Cap	Strategies	IV Energy	2010	2030	Duration	AMT	AMT	AMT Mid	Socially	AMT	AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Cap Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Portfolio — I	Portfolio I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class

Investment Income
Dividends	$13,884	$1,983	—	$298	$977	$69,105	$11,971	—	—	$137,907	$1	$13,463
Expenses
Mortality and expense risks	27,751	2,129	$12,508	78	368	10,921	15,364	$57	$534	45,032	10,074	10,193
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	27,751	2,129	12,508	78	368	10,921	15,364	57	534	45,032	10,074	10,193

Net investment income (loss)	(13,867)	(146)	(12,508)	220	609	58,184	(3,393)	(57)	(534)	92,875	(10,073)	3,270

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	650,057	60,392	58,966	456	3,493	—	377,721	140	—	471,519	5	2,928
Net realized (loss) gain from redemption of investment shares	18,174	(29,231)	(4,286)	(7)	(1,386)	(64,088)	39,906	(34)	(6,117)	(51,520)	(20,762)	(14,735)

Net realized (loss) gain on investments	668,231	31,161	54,680	449	2,107	(64,088)	417,627	106	(6,117)	419,999	(20,757)	(11,807)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	520,855	(10,710)	187,187	1,463	2,791	(17,495)	538,385	671	9,725	93,784	(132,582)	(12,408)
End of year	(1,946,873)	(229,710)	(935,758)	(2,274)	(22,123)	(242,606)	(1,377,318)	(1,844)	(30,269)	(3,324,797)	(874,885)	(767,119)

Net unrealized appreciation (depreciation) during the year	(2,467,728)	(219,000)	(1,122,945)	(3,737)	(24,914)	(225,111)	(1,915,703)	(2,515)	(39,994)	(3,418,581)	(742,303)	(754,711)

Net realized and unrealized gain (loss) on investments	(1,799,497)	(187,839)	(1,068,265)	(3,288)	(22,807)	(289,199)	(1,498,076)	(2,409)	(46,111)	(2,998,582)	(763,060)	(766,518)

Net increase (decrease) in net assets resulting from operations	$(1,813,364)	$(187,985)	$(1,080,773)	$(3,068)	$(22,198)	$(231,015)	$(1,501,469)	$(2,466)	$(46,645)	$(2,905,707)	$(773,133)	$(763,248)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
		Van Eck	Van Eck	Van Eck					Alger			Variable	Investment	Investment
		Worldwide	Worldwide	Worldwide		Van Eck	Van Eck	Van Eck	American		Wells Fargo	Investment	Fund	Portfolios	Dreyfus
	Van Eck	Hard	Emerging	Real	Van Eck	Worldwide	Worldwide	Worldwide	Small	Wells Fargo	VT	Fund	Developing	Small Cap	Stock
	Worldwide	Assets	Markets	Estate	Worldwide	Hard	Emerging	Real	Capitalization	Advantage	Opportunity	Appreciation	Leaders	Stock Index	Index
	Bond	Fund:	Fund:	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	VT	Fund	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Fund:	Initial	Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	Discovery	Investor	Initial	Initial	Service	Initial
	Initial Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

Investment Income
Dividends	$64,022	$7,429	—	$29,943	$22,192	$1,893	—	$19,402	—	—	$15,229	$6,866	$705	$8,948	$13,375
Expenses Mortality and expense risks	4,885	15,346	$23,112	3,816	3,035	5,312	$6,680	2,648	$38,588	$8,889	5,949	2,389	574	7,843	4,519
Investment Expense	—	—	—	—	4,590	5	65	36	—	—	—	—	—	—	—

Total expenses	4,885	15,346	23,112	3,816	7,625	5,317	6,745	2,684	38,588	8,889	5,949	2,389	574	7,843	4,519

Net investment income (loss)	59,137	(7,917)	(23,112)	26,127	14,567	(3,424)	(6,745)	16,718	(38,588)	(8,889)	9,280	4,477	131	1,105	8,856

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	406,796	1,722,857	96,674	—	84,823	431,042	62,639	77,855	—	179,756	25,577	4,225	154,852	—
Net realized (loss) gain from redemption of investment shares	(18,408)	252,734	41,638	(50,429)	(4,427)	32,027	(137,126)	(66,593)	293,726	68,436	9,185	1,529	(3,009)	(13,353)	(5,571)

Net realized (loss) gain on investments	(18,408)	659,530	1,764,495	46,245	(4,427)	116,850	293,916	(3,954)	371,581	68,436	188,941	27,106	1,216	141,499	(5,571)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	12,976	705,965	1,763,345	29,998	7,376	156,123	284,398	(1,379)	3,676,085	538,134	76,795	42,639	(20,098)	20,417	55,395
End of year	(7,978)	(1,008,784)	(3,082,448)	(442,750)	(6,324)	(304,219)	(823,589)	(258,038)	(17,185)	(171,875)	(497,787)	(104,407)	(58,144)	(507,380)	(223,568)

Net unrealized appreciation (depreciation) during the year	(20,954)	(1,714,749)	(4,845,793)	(472,748)	(13,700)	(460,342)	(1,107,987)	(256,659)	(3,693,270)	(710,009)	(574,582)	(147,046)	(38,046)	(527,797)	(278,963)

Net realized and unrealized gain (loss) on investments	(39,362)	(1,055,219)	(3,081,298)	(426,503)	(18,127)	(343,492)	(814,071)	(260,613)	(3,321,689)	(641,573)	(385,641)	(119,940)	(36,830)	(386,298)	(284,534)

Net increase (decrease) in net assets resulting from operations	$19,775	$(1,063,136)	$(3,104,410)	$(400,376)	$(3,560)	$(346,916)	$(820,816)	$(243,895)	$(3,360,277)	$(650,462)	$(376,361)	$(115,463)	$(36,699)	$(385,193)	$(275,678)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

										Janus	Janus		Janus Aspen	Janus	Janus
									Janus	Aspen	Aspen	Janus	Series —	Aspen	Aspen
								American	Aspen	Series —	Series —	Aspen	INTECH Risk —	Series —	Series —
				American		American		Century VP	Series —	International	Global	Series —	Managed	International	Global
	American	American	American	Century VP	American	Century VP	American	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology
	Century VP	Century VP	Century VP	Income and	Century VP	Mid Cap	Century VP	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	International	Ultra Fund:	Value Fund:	Growth Fund:	International	Value Fund:	Vista Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Fund: Class I	Class I	Class I	Class I	Fund: Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$2,249	—	$129,643	$2,159	$3,469	$19	—	$18,389	$69	$43,145	$94	$8,220	$123	$59,327	$5
Expenses
Mortality and expense risks	1,738	$2,295	37,510	823	3,175	241	$550	2,621	4,928	10,204	572	2,041	128	16,572	37
Investment Expense	—	—	—	—	26	—	—	—	—	—	—	—	—	34	—

Total expenses	1,738	2,295	37,510	823	3,201	241	550	2,621	4,928	10,204	572	2,041	128	16,606	37

Net investment income (loss)	511	(2,295)	92,133	1,336	268	(222)	(550)	15,768	(4,859)	32,941	(478)	6,179	(5)	42,721	(32)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	26,417	51,356	688,275	12,935	40,752	—	3,261	—	—	231,260	—	22,205	1,019	318,160	—
Net realized (loss) gain from redemption of investment shares	10,715	(4,824)	(523,514)	(2,924)	20,007	(503)	(2,971)	2,212	90,050	19,993	(11,846)	805	(1,105)	21,136	(22)

Net realized (loss) gain on investments	37,132	46,532	164,761	10,011	60,759	(503)	290	2,212	90,050	251,253	(11,846)	23,010	(86)	339,296	(22)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	105,864	63,473	(389,675)	10,068	145,100	(457)	14,827	6,215	159,704	220,833	5,800	8,000	309	348,130	1,232
End of year	(84,572)	(142,725)	(2,268,725)	(47,776)	(154,205)	(10,583)	(34,697)	(25,312)	(310,555)	(1,097,507)	(16,205)	(76,916)	(7,299)	(1,476,276)	(1,595)

Net unrealized appreciation (depreciation) during the year	(190,436)	(206,198)	(1,879,050)	(57,844)	(299,305)	(10,126)	(49,524)	(31,527)	(470,259)	(1,318,340)	(22,005)	(84,916)	(7,608)	(1,824,406)	(2,827)

Net realized and unrealized gain (loss) on investments	(153,304)	(159,666)	(1,714,289)	(47,833)	(238,546)	(10,629)	(49,234)	(29,315)	(380,209)	(1,067,087)	(33,851)	(61,906)	(7,694)	(1,485,110)	(2,849)

Net increase (decrease) in net assets resulting from operations	$(152,793)	$(161,961)	$(1,622,156)	$(46,497)	$(238,278)	$(10,851)	$(49,784)	$(13,547)	$(385,068)	$(1,034,146)	$(34,329)	$(55,727)	$(7,699)	$(1,442,389)	$(2,881)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer					AIM V.I.			Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	Capital	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I. Basic	Capital	Development	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Value Fund:	Appreciation	Fund:	Fund II:	Leaders Fund	Fund II:
	Non- Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Fund: Series I	Series I	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$1,298	$7,299	$9,733	$7,668	$12,080	$20,161	$13,063	$1,319	—	—	$14,816	$37	$123
Expenses
Mortality and expense risks	6,458	3,276	4,591	590	17,140	10,127	1,498	998	$1,133	$1,542	1,726	13	250
Investment Expense	—	—	—	—	—	3	20	—	—	—	—	—	—

Total expenses	6,458	3,276	4,591	590	17,140	10,130	1,518	998	1,133	1,542	1,726	13	250

Net investment income (loss)	(5,160)	4,023	5,142	7,078	(5,060)	10,031	11,545	321	(1,133)	(1,542)	13,090	24	(127)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	32,070	42,290	—	134,131	88,757	—	28,535	—	27,620	—	571	752
Net realized (loss) gain from redemption of investment shares	4,586	8,296	(1,838)	(8,877)	3,183	(5,101)	(45,127)	(2,889)	3,806	(148)	(15,752)	(183)	892

Net realized (loss) gain on investments	4,586	40,366	40,452	(8,877)	137,314	83,656	(45,127)	25,646	3,806	27,472	(15,752)	388	1,644

Net unrealized appreciation (depreciation) of investments:
Beginning of year	155,825	92,097	79,901	(3,830)	401,201	90,558	(15,701)	11,612	35,625	31,075	3,603	(295)	5,852
End of year	(353,351)	(211,362)	(269,737)	(62,384)	(794,870)	(680,211)	(179,347)	(110,641)	(48,270)	(121,285)	(14,209)	(1,541)	(8,493)

Net unrealized appreciation (depreciation) during the year	(509,176)	(303,459)	(349,638)	(58,554)	(1,196,071)	(770,769)	(163,646)	(122,253)	(83,895)	(152,360)	(17,812)	(1,246)	(14,345)

Net realized and unrealized gain (loss) on investments	(504,590)	(263,093)	(309,186)	(67,431)	(1,058,757)	(687,113)	(208,773)	(96,607)	(80,089)	(124,888)	(33,564)	(858)	(12,701)

Net increase (decrease) in net assets resulting from operations	$(509,750)	$(259,070)	$(304,044)	$(60,353)	$(1,063,817)	$(677,082)	$(197,228)	$(96,286)	$(81,222)	$(126,430)	$(20,474)	$(834)	$(12,828)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				Franklin
				Templeton VIP	Franklin
	Franklin	Franklin	Franklin	Templeton	Templeton VIP
	Templeton VIP	Templeton VIP	Templeton VIP	Developing	Templeton			MFS
	Franklin Small	Franklin Rising	Templeton	Markets	Global Income	AllianceBernstein	AllianceBernstein	Investors		Putnam VT	Putnam VT
	Cap Value	Dividends	Foreign	Securities	Securities	Growth and	Small/Mid Cap	Growth Stock	MFS Value	Growth &	International	Putnam VT
	Securities Fund:	Securities	Securities Fund:	Fund —	Fund —	Income Portfolio:	Value Portfolio:	Series: Initial	Series: Initial	Income Fund:	Equity Fund:	Voyager Fund:
	Class 1	Fund: Class 1	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

Investment Income
Dividends	$46,791	$15,209	$6,177	$26,789	$10,837	$9,275	$6,675	$619	$8,093	$1,986	$1,520	—
Expenses
Mortality and expense risks	23,269	5,369	1,664	7,124	2,589	3,068	5,904	789	5,609	680	490	$558
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	23,269	5,369	1,664	7,124	2,589	3,068	5,904	789	5,609	680	490	558

Net investment income (loss)	23,522	9,840	4,513	19,665	8,248	6,207	771	(170)	2,484	1,306	1,030	(558)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	253,119	5,629	22,352	192,402	—	78,965	94,899	5,061	27,307	17,079	11,682	—
Net realized (loss) gain from redemption of investment shares	4,574	(5,484)	19,474	(27,119)	32,088	(14,687)	(36,311)	394	12,870	(19,697)	(448)	(3,358)

Net realized (loss) gain on investments	257,693	145	41,826	165,283	32,088	64,278	58,588	5,455	40,177	(2,618)	11,234	(3,358)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	214,281	31,450	53,914	141,233	24,344	37,458	(32,647)	20,436	55,515	(12,726)	15,112	8,890
End of year	(1,266,387)	(202,774)	(103,491)	(706,142)	13,523	(259,651)	(452,879)	(31,908)	(301,772)	(53,006)	(34,977)	(18,610)

Net unrealized appreciation (depreciation) during the year	(1,480,668)	(234,224)	(157,405)	(847,375)	(10,821)	(297,109)	(420,232)	(52,344)	(357,287)	(40,280)	(50,089)	(27,500)

Net realized and unrealized gain (loss) on investments	(1,222,975)	(234,079)	(115,579)	(682,092)	21,267	(232,831)	(361,644)	(46,889)	(317,110)	(42,898)	(38,855)	(30,858)

Net increase (decrease) in net assets resulting from operations	$(1,199,453)	$(224,239)	$(111,066)	$(662,427)	$29,515	$(226,624)	$(360,873)	$(47,059)	$(314,626)	$(41,592)	$(37,825)	$(31,416)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

					Van Kampen	Van Kampen	Van Kampen	T Rowe Price
		Vanguard			Core Plus	Emerging	U.S. Real	Blue Chip	T Rowe Price	T Rowe Price
	Vanguard	Total Bond	Vanguard	Vanguard Mid	Fixed Income	Markets Debt	Estate	Growth	Equity Income	Limited Term
	Equity Income	Market Index	High Yield	Cap Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Bond Portfolio —
	Portfolio	Portfolio	Bond Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

Investment Income
Dividends	$7,610	$5,645	$7,551	$5,366	$6,393	$3,175	$130,115	$738	$7,544	$2,438
Expenses
Mortality and expense risks	2,320	1,318	990	3,530	857	329	27,588	4,595	2,605	489
Investment Expense	—	—	—	—	—	—	—	—	—	—

Total expenses	2,320	1,318	990	3,530	857	329	27,588	4,595	2,605	489

Net investment income (loss)	5,290	4,327	6,561	1,836	5,536	2,846	102,527	(3,857)	4,939	1,949

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	19,152	—	—	47,221	—	1,833	1,427,025	—	10,766	—
Net realized (loss) gain from redemption of investment shares	(3,001)	719	(5,342)	(6,966)	(8,414)	(282)	(26,415)	(879)	(15,597)	(75)

Net realized (loss) gain on investments	16,151	719	(5,342)	40,255	(8,414)	1,551	1,400,610	(879)	(4,831)	(75)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	10,509	6,016	(2,585)	7,107	2,315	1,936	(248,304)	77,350	(32,829)	620
End of year	(104,559)	6,968	(32,283)	(244,431)	(9,875)	(9,753)	(3,341,840)	(242,422)	(182,882)	(1,055)

Net unrealized appreciation (depreciation) during the year	(115,068)	952	(29,698)	(251,538)	(12,190)	(11,689)	(3,093,536)	(319,772)	(150,053)	(1,675)

Net realized and unrealized gain (loss) on investments	(98,917)	1,671	(35,040)	(211,283)	(20,604)	(10,138)	(1,692,926)	(320,651)	(154,884)	(1,750)

Net increase (decrease) in net assets resulting from operations	$(93,627)	$5,998	$(28,479)	$(209,447)	$(15,068)	$(7,292)	$(1,590,399)	$(324,508)	$(149,945)	$199

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen	NVIT Multi-	NVIT Multi-
				NVIT	JP Morgan		Manager		NVIT	Manager	Manager		NVIT
		NVIT	NVIT Money	Government	NVIT	NVIT Mid	International		Comstock	Small	Small Cap	NVIT S&P 500	Government
		Nationwide	Market Fund	Bond Fund	Balanced Fund	Cap Growth	Value Fund	NVIT Growth	Value Fund	Company	Value Fund	Index Fund	Bond Fund
	Total	Fund Class IV	Class IV	Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Class IV	Class I

From Operations
Net investment income (loss)	$2,109,200	$19,169	$69,583	$72,114	$23,094	$(33,366)	$28,312	$(10,793)	$34,013	$2,274	$8,249	$270,358	$1,535
Net realized (loss) gain on investments	12,560,074	326,065	—	(25,802)	109,126	282,724	513,073	120,289	(26,228)	414,571	(46,707)	(458,705)	570
Net unrealized appreciation (depreciation) during the year	(106,325,348)	(1,614,947)	—	87,429	(472,135)	(3,066,248)	(2,049,385)	(1,251,009)	(1,134,040)	(1,469,321)	(772,421)	(9,817,135)	1,299

Net increase (decrease) in net assets operations	(91,656,074)	(1,269,713)	69,583	133,741	(339,915)	(2,816,890)	(1,508,000)	(1,141,513)	(1,126,255)	(1,052,476)	(810,879)	(10,005,482)	3,404

From Variable Life Policy Transactions
Policyholders’ net premiums	18,417,361	244,566	1,595,932	135,237	102,647	432,186	136,854	261,602	221,741	217,993	204,414	2,699,778	26,032
Cost of insurance and administrative charges	(15,003,553)	(276,738)	(737,095)	(170,328)	(129,139)	(381,199)	(179,647)	(266,403)	(207,485)	(215,608)	(188,864)	(2,443,195)	(5,544)
Surrenders and forfeitures	(9,073,034)	(176,495)	(743,707)	(379,536)	(48,410)	(244,545)	(293,803)	(131,280)	(133,900)	(127,057)	(101,501)	(858,984)	—
Transfers between portfolios and the Guaranteed Account	(430,705)	(54,213)	1,594,481	181,357	(144,317)	(106,548)	(178,893)	(215,986)	(152,454)	(65,582)	(240,170)	(547,038)	1,788
Net (withdrawals) repayments due to policy loans	(1,675,559)	(9,041)	(59,516)	(29)	1,447	(21,641)	(536)	729	39,071	(2,265)	5,514	(80,843)	—
Withdrawals due to death benefits	(832,807)	(10,474)	(9,917)	(9,927)	(3,850)	(15,868)	(24,009)	(1,624)	—	—	(7,759)	(81,945)	—

Net (decrease) increase in net assets derived from policy transactions	(8,598,297)	(282,395)	1,640,178	(243,226)	(221,622)	(337,615)	(540,034)	(352,962)	(233,027)	(192,519)	(328,366)	(1,312,227)	22,276

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	(750)	(3,688)	(4,200)	(1,600)	1,105	9,200	(500)	(1,600)	(804)	(1,066)	(645)	—

Total increase (decrease) in net assets	(100,254,371)	(1,552,858)	1,706,073	(113,685)	(563,137)	(3,153,400)	(2,038,834)	(1,494,975)	(1,360,882)	(1,245,799)	(1,140,311)	(11,318,354)	25,680
Net Assets
Beginning of year	241,161,792	3,269,915	4,584,958	2,048,378	1,433,530	6,387,432	3,707,616	3,161,001	3,165,172	2,834,869	2,729,635	27,423,434	30,518

End of year	$140,907,421	$1,717,057	$6,291,031	$1,934,693	$870,393	$3,234,032	$1,668,782	$1,666,026	$1,804,290	$1,589,070	$1,589,324	$16,105,080	$56,198

Changes in Units
Beginning units	840,089	6,616	22,816	5,753	3,612	9,652	6,311	19,818	17,693	15,125	13,823	54,941	259

Units purchased	186,741	859	22,255	2,572	603	1,404	476	2,801	3,693	1,787	1,644	8,221	337
Units sold	(202,594)	(1,475)	(13,556)	(3,054)	(1,326)	(1,853)	(1,483)	(4,872)	(4,809)	(2,982)	(3,400)	(10,811)	(149)

Ending units	824,236	6,000	31,515	5,271	2,889	9,203	5,304	17,747	16,577	13,930	12,067	52,351	447

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				NVIT Investor	NVIT Investor	Gartmore
	NVIT Investor	NVIT Investor	NVIT Investor	Destinations	Destinations	NVIT		Federated	NVIT Global		NVIT Technology
	Destinations	Destinations	Destinations	Moderately	Moderately	Emerging	NVIT Mid	NVIT High	Financial	NVIT Health	and
	Aggressive	Conservative	Moderate	Aggressive	Conservative	Markets Fund	Cap Index	Income Bond	Services Fund	Sciences Fund	Communications
	Fund Class II	Fund Class II	Fund Class II	Fund Class II	Fund Class II	Class I	Fund Class I	Fund Class I	Class I	Class I	Fund Class I

From Operations
Net investment income (loss)	$7,780	$7,830	$34,785	$27,713	$4,715	$2,108	$12,809	$1,830	$668	$(649)	$(813)
Net realized (loss) gain on investments	90,994	562	20,394	146,484	7,847	81,201	137,031	(1,278)	(5,926)	4,154	18,094
Net unrealized appreciation (depreciation) during the year	(346,015)	(37,188)	(477,004)	(754,228)	(45,263)	(363,057)	(1,096,664)	(6,760)	(23,577)	(53,226)	(91,394)

Net increase (decrease) in net assets operations	(247,241)	(28,796)	(421,825)	(580,031)	(32,701)	(279,748)	(946,824)	(6,208)	(28,835)	(49,721)	(74,113)

From Variable Life Policy Transactions
Policyholders’ net premiums	148,279	16,712	145,886	178,974	7,218	18,432	121,811	1,404	1,123	634	4,994
Cost of insurance and administrative charges	(56,537)	(15,773)	(101,339)	(157,391)	(6,795)	(28,202)	(62,844)	(3,828)	(1,604)	(4,979)	(6,005)
Surrenders and forfeitures	(13,206)	—	(35,113)	(79,683)	—	(44,813)	(49,627)	(3,157)	(5,164)	(3,925)	(4,303)
Transfers between portfolios and the Guaranteed Account	25,161	194,228	(496,902)	125,751	(7,307)	43,808	(36,093)	1,514	7,139	(41,622)	9,924
Net (withdrawals) repayments due to policy loans	(6,316)	581	(739)	1,422	(9)	(11,618)	(26,384)	—	—	1	(3,052)
Withdrawals due to death benefits	—	—	—	(17,321)	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	97,381	195,748	(488,207)	51,752	(6,893)	(22,393)	(53,137)	(4,067)	1,494	(49,891)	1,558

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(8)	(1)	60	52	3	354	219	(2)	12	(53)	(218)

Total increase (decrease) in net assets	(149,868)	166,951	(909,972)	(528,227)	(39,591)	(301,787)	(999,742)	(10,277)	(27,329)	(99,665)	(72,773)
Net Assets
Beginning of year	588,276	295,735	2,027,206	1,825,841	212,639	513,488	2,568,793	25,225	59,880	225,208	152,415

End of year	$438,408	$462,686	$1,117,234	$1,297,614	$173,048	$211,701	$1,569,051	$14,948	$32,551	$125,543	$79,642

Changes in Units
Beginning units	3,126	2,362	10,587	8,992	1,503	577	10,807	124	145	735	454

Units purchased	1,178	3,676	4,806	4,366	71	229	803	13	36	181	170
Units sold	(568)	(2,074)	(8,010)	(3,748)	(124)	(256)	(1,099)	(49)	(34)	(353)	(178)

Ending units	3,736	3,964	7,383	9,610	1,450	550	10,511	88	147	563	446

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

					NVIT						Federated
	Gartmore	NVIT	NVIT	NVIT	Multi-	Gartmore	NVIT		NVIT	Gartmore	NVIT
	NVIT	Multi-	U.S.	Multi	Manager	NVIT	Global	NVIT	Technology	NVIT	High
	Global	Manager	Growth	Sector	International	Emerging	Financial	Health	and	Global	Income
	Utilities	Small Cap	Leaders	Bond	Value	Markets	Services	Sciences	Communications	Utilities	Bond
	Fund	Growth	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Fund Class I	Class I	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III

From Operations
Net investment income (loss)	$2,432	$(1,419)	$(2,768)	$18,836	$10,269	$3,361	$129	$(611)	$(985)	$3,422	$3,579
Net realized (loss) gain on investments	(70,634)	(10,387)	70,802	(7,661)	132,564	225,574	(3,321)	3,890	9,368	(11,593)	(897)
Net unrealized appreciation (depreciation) during the year	1,745	(116,961)	(263,041)	(67,366)	(709,063)	(812,082)	(2,624)	(43,272)	(92,458)	(45,542)	(16,565)

Net increase (decrease) in net assets operations	(66,457)	(128,767)	(195,007)	(56,191)	(566,230)	(583,147)	(5,816)	(39,993)	(84,075)	(53,713)	(13,883)

From Variable Life Policy Transactions
Policyholders’ net premiums	30,260	31,662	48,751	69,696	114,778	93,110	1,020	8,576	18,491	13,551	10,536
Cost of insurance and administrative charges	(9,399)	(18,513)	(39,378)	(26,735)	(52,574)	(60,633)	(1,025)	(8,232)	(13,070)	(12,701)	(4,752)
Surrenders and forfeitures	(369)	(7,668)	(10,655)	(7,976)	(20,771)	(14,714)	—	(2,550)	(917)	(11,772)	—
Transfers between portfolios and the Guaranteed Account	(163,732)	(62,578)	46,172	(9,548)	188,181	132,411	(295)	(50,289)	1,585	16,883	5,986
Net (withdrawals) repayments due to policy loans	282	248	312	(4,579)	(2,959)	(96,141)	—	1,166	1,988	(215)	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(142,958)	(56,849)	45,202	20,858	226,655	54,033	(300)	(51,329)	8,077	5,746	11,770

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	15	171	7	7	(90)	135	3	1,718	2,308	8	1

Total increase (decrease) in net assets	(209,400)	(185,445)	(149,798)	(35,326)	(339,665)	(528,979)	(6,113)	(89,604)	(73,690)	(47,959)	(2,112)
Net Assets
Beginning of year	283,431	327,040	423,813	279,246	1,033,940	956,086	13,024	182,420	167,758	145,806	38,187

End of year	$74,031	$141,595	$274,015	$243,920	$694,275	$427,107	$6,911	$92,816	$94,068	$97,847	$36,075

Changes in Units
Beginning units	531	1,748	1,859	2,058	6,461	3,138	86	1,495	1,185	667	324

Units purchased	133	322	541	1,163	3,048	1,362	48	132	665	367	156
Units sold	(456)	(572)	(309)	(845)	(1,391)	(1,152)	(49)	(622)	(584)	(362)	(51)

Ending units	208	1,498	2,091	2,376	8,118	3,348	85	1,005	1,266	672	429

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

									NVIT
		American		American		American		NVIT	Multi-
	Van Kampen	Funds	American	Funds	American	Funds		Multi-	Manager
	NVIT	NVIT	Funds	NVIT	Funds	NVIT		Manager	Mid
	Real	Asset	NVIT	Global	NVIT	Growth-	NVIT	International	Cap
	Estate	Allocation	Bond	Growth	Growth	Income	Cardinal	Growth	Growth
	Fund	Fund	Fund	Fund	Fund	Fund	Moderate	Fund	Fund
	Class I	Class II	Class II	Class II	Class II	Class II	Fund I	Class III	Class I

From Operations
Net investment income (loss)	$80	$48,987	$833	$2,346	$4,549	$97	$16	$0	$(4)
Net realized (loss) gain on investments	(1,398)	(118,375)	(2,327)	(5,097)	16,697	(146)	20	—	(42)
Net unrealized appreciation (depreciation) during the year	(892)	(915,035)	(2,236)	(59,945)	(217,206)	(1,353)	91	1	(564)

Net increase (decrease) in net assets operations	(2,210)	(984,423)	(3,730)	(62,696)	(195,960)	(1,402)	127	1	(610)

From Variable Life Policy Transactions
Policyholders’ net premiums	821	166,077	3,238	20,771	35,239	2,536	193	22	1,876
Cost of insurance and administrative charges	(466)	(68,133)	(1,159)	(38,459)	(16,173)	(362)	(92)	(9)	(143)
Surrenders and forfeitures	(2,258)	(12,023)	—	6	—	—	—	—	—
Transfers between portfolios and the Guaranteed Account	5,787	(198,746)	15,561	4,711	33,425	2,739	2,653	(1)	116
Net (withdrawals) repayments due to policy loans	—	(54,960)	—	500	—	—	—	—	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	3,884	(167,785)	17,640	(12,471)	52,491	4,913	2,754	12	1,849

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	105	(2)	5	13	—	—	—	(1)

Total increase (decrease) in net assets	1,673	(1,152,103)	13,908	(75,162)	(143,456)	3,511	2,881	13	1,238
Net Assets
Beginning of year	—	3,154,362	2,206	171,442	414,918	1,368	—	—	—

End of year	$1,673	$2,002,259	$16,114	$96,280	$271,462	$4,879	$2,881	$13	$1,238

Changes in Units
Beginning units	—	28,505	21	1,400	3,623	14	—	—	—

Units purchased	180	2,593	543	485	974	72	39	—	22
Units sold	(150)	(5,138)	(396)	(594)	(316)	(5)	(1)	—	(2)

Ending units	30	25,960	168	1,291	4,281	81	38	—	20

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

												Fidelity		Fidelity
	Fidelity		Fidelity			Fidelity				Fidelity		VIP II		VIP II
	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity	VIP	Fidelity	Investment	Fidelity	Investment
	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP	High	VIP II	Grade	VIP II	Grade
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Income	Asset Manager	Bond	Contrafund	Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

From Operations
Net investment income (loss)	$182,785	$17,745	$137,670	$107,161	$79,193	$7,206	$151	$122	$4,150	$25,472	$64,281	$158,728	$49,834	$1,472
Net realized (loss) gain on investments	(287,021)	(8,945)	(52,174)	1,003,870	503,639	(18,789)	3,837	929	20,867	(18,081)	322,972	(122,346)	718,374	(633)
Net unrealized appreciation (depreciation) during the year	(5,436,865)	(9,155,846)	(554,134)	(4,179,164)	(2,686,614)	(179,016)	(181,292)	(4,872)	(127,840)	(88,424)	(1,413,182)	(211,915)	(9,929,083)	(3,361)

Net increase (decrease) in net assets operations	(5,541,101)	(9,147,046)	(468,638)	(3,068,133)	(2,103,782)	(190,599)	(177,304)	(3,821)	(102,823)	(81,033)	(1,025,929)	(175,533)	(9,160,875)	(2,522)

From Variable Life Policy Transactions
Policyholders’ net premiums	861,382	1,503,319	90,545	204,680	508,036	155,108	103,316	172	59,215	80,004	288,826	386,715	1,226,007	13,889
Cost of insurance and administrative charges	(1,038,980)	(1,553,760)	(166,954)	(323,733)	(214,869)	(50,984)	(44,184)	(751)	(21,358)	(29,987)	(307,237)	(377,199)	(1,183,653)	(10,629)
Surrenders and forfeitures	(498,515)	(714,932)	(58,659)	(332,031)	(45,445)	(16,602)	(9,984)	—	(13,178)	(6,162)	(70,540)	(194,939)	(785,182)	(2,646)
Transfers between portfolios and the Guaranteed Account	(382,748)	(184,200)	(90,964)	37,321	115,272	(3,334)	20,134	(1)	20,626	(26,696)	87,860	(395,533)	(22,774)	11,602
Net (withdrawals) repayments due to policy loans	(33,199)	(122,776)	(305)	(22,725)	(63,343)	(3,781)	(857)	—	(3,298)	(90)	(4,350)	(42,014)	(132,945)	—
Withdrawals due to death benefits	(93,357)	(78,584)	(7,350)	(2,958)	—	—	—	—	—	(737)	(11,775)	(13,941)	(80,809)	—

Net (decrease) increase in net assets derived from policy transactions	(1,185,417)	(1,150,933)	(233,687)	(439,446)	299,651	80,407	68,425	(580)	42,007	16,332	(17,216)	(636,911)	(979,356)	12,216

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1,350)	1,400	(2,000)	(1,500)	6,456	(18)	(16)	(1)	2	6	(1,200)	(3,300)	12,889	1

Total increase (decrease) in net assets	(6,727,868)	(10,296,579)	(704,325)	(3,509,079)	(1,797,675)	(110,210)	(108,895)	(4,402)	(60,815)	(64,695)	(1,044,345)	(815,744)	(10,127,342)	9,695
Net Assets
Beginning of year	13,642,792	20,262,669	2,017,209	7,298,425	4,659,006	401,588	337,481	8,993	207,357	299,551	3,484,635	4,694,502	22,123,463	48,297

End of year	$6,914,924	$9,966,090	$1,312,884	$3,789,346	$2,861,331	$291,378	$228,586	$4,591	$146,543	$234,856	$2,440,290	$3,878,758	$11,996,121	$57,992

Changes in Units
Beginning units	25,431	41,535	7,417	14,645	26,024	2,333	1,883	36	1,162	3,044	9,266	16,223	47,738	410

Units purchased	4,126	5,995	456	1,022	5,676	1,390	991	1	589	1,248	1,686	2,312	5,346	248
Units sold	(6,756)	(8,462)	(1,452)	(2,260)	(3,111)	(747)	(438)	(4)	(276)	(1,091)	(1,890)	(4,389)	(7,634)	(145)

Ending units	22,801	39,068	6,421	13,407	28,589	2,976	2,436	33	1,475	3,201	9,062	14,146	45,450	513

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

						Lehman
	Fidelity	Fidelity		Fidelity	Fidelity	Brothers			Neuberger	Neuberger
	VIP III	VIP III	Fidelity	VIP IV	VIP IV	AMT	Neuberger	Neuberger	Berman	Berman	Neuberger	Neuberger
	Mid	Value	VIP IV	Freedom	Freedom	Short	Berman	Berman	AMT	AMT	Berman	Berman
	Cap	Strategies	Energy	Fund 2010	Fund 2030	Duration	AMT	AMT	Mid Cap	Socially	AMT	AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Portfolio — I	Portfolio I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$(13,867)	$(146)	$(12,508)	$220	$609	$58,184	$(3,393)	$(57)	$(534)	$92,875	$(10,073)	$3,270
Net realized (loss) gain on investments	668,231	31,161	54,680	449	2,107	(64,088)	417,627	106	(6,117)	419,999	(20,757)	(11,807)
Net unrealized appreciation (depreciation) during the year	(2,467,728)	(219,000)	(1,122,945)	(3,737)	(24,914)	(225,111)	(1,915,703)	(2,515)	(39,994)	(3,418,581)	(742,303)	(754,711)

Net increase (decrease) in net assets operations	(1,813,364)	(187,985)	(1,080,773)	(3,068)	(22,198)	(231,015)	(1,501,469)	(2,466)	(46,645)	(2,905,707)	(773,133)	(763,248)

From Variable Life Policy Transactions
Policyholders’ net premiums	246,217	48,532	119,393	1,232	—	116,516	113,186	619	4,097	285,226	89,388	88,982
Cost of insurance and administrative charges	(168,474)	(20,227)	(58,547)	(1,950)	(7,614)	(128,822)	(202,755)	(1,271)	(4,655)	(138,570)	(35,783)	(35,205)
Surrenders and forfeitures	(124,460)	(18,231)	(9,563)	—	—	(277,734)	(201,745)	(5,915)	—	(120,213)	(6,131)	(5,481)
Transfers between portfolios and the Guaranteed Account	(142,566)	(33,047)	337,387	0	1	(437,903)	1,808	682	(72,249)	141,787	132,892	128,431
Net (withdrawals) repayments due to policy loans	(42,410)	(2,104)	(36,579)	—	—	7,124	(5,995)	—	(704)	(83,135)	(26,361)	(28,147)
Withdrawals due to death benefits	—	—	—	—	—	(304)	(5,525)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(231,693)	(25,077)	352,091	(718)	(7,613)	(721,123)	(301,026)	(5,885)	(73,511)	85,095	154,005	148,580

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	2,275	(52)	77	—	2	(2,100)	100	(4)	(24)	194	7	49

Total increase (decrease) in net assets	(2,042,782)	(213,114)	(728,605)	(3,786)	(29,809)	(954,238)	(1,802,395)	(8,355)	(120,180)	(2,820,418)	(619,121)	(614,619)
Net Assets
Beginning of year	4,746,104	391,857	1,838,358	12,562	62,315	2,148,350	3,100,387	11,947	168,013	7,199,492	1,598,075	1,594,301

End of year	$2,703,322	$178,743	$1,109,753	$8,776	$32,506	$1,194,112	$1,297,992	$3,592	$47,833	$4,379,074	$978,954	$979,682

Changes in Units
Beginning units	15,001	1,724	8,171	99	446	7,983	11,045	55	732	33,942	10,889	12,200

Units purchased	1,378	400	3,825	12	—	935	1,590	9	71	2,776	2,293	2,481
Units sold	(1,898)	(398)	(1,097)	(18)	(68)	(3,499)	(2,917)	(28)	(484)	(2,023)	(635)	(708)

Ending units	14,481	1,726	10,899	93	378	5,419	9,718	36	319	34,695	12,547	13,973

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Dreyfus	Dreyfus
												Dreyfus	Variable	Investment
		Van Eck	Van Eck	Van Eck					Alger		Wells	Variable	Investment	Portfolios —	Dreyfus
	Van Eck	Worldwide	Worldwide	Worldwide		Van Eck	Van Eck	Van Eck	American	Wells	Fargo	Investment	Fund —	Small Cap	Stock
	Worldwide	Hard	Emerging	Real	Van Eck	Worldwide	Worldwide	Worldwide	Small	Fargo	VT	Fund —	Developing	Stock	Index
	Bond	Assets	Markets	Estate	Worldwide	Hard	Emerging	Real	Capitalization	Advantage	Opportunity	Appreciation	Leaders	Index	Fund,
	Fund:	Fund:	Fund:	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	VT	Fund —	Portfolio:	Portfolio:	Portfolio:	Inc.:
	Initial	Initial	Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	Discovery	Investor	Initial	Initial	Service	Initial
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$59,137	$(7,917)	$(23,112)	$26,127	$14,567	$(3,424)	$(6,745)	$16,718	$(38,588)	$(8,889)	$9,280	$4,477	$131	$1,105	$8,856
Net realized (loss) gain on investments	(18,408)	659,530	1,764,495	46,245	(4,427)	116,850	293,916	(3,954)	371,581	68,436	188,941	27,106	1,216	141,499	(5,571)
Net unrealized appreciation (depreciation) during the year	(20,954)	(1,714,749)	(4,845,793)	(472,748)	(13,700)	(460,342)	(1,107,987)	(256,659)	(3,693,270)	(710,009)	(574,582)	(147,046)	(38,046)	(527,797)	(278,963)

Net increase (decrease) in net assets operations	19,775	(1,063,136)	(3,104,410)	(400,376)	(3,560)	(346,916)	(820,816)	(243,895)	(3,360,277)	(650,462)	(376,361)	(115,463)	(36,699)	(385,193)	(275,678)

From Variable Life Policy Transactions
Policyholders’ net premiums	34,096	41,011	85,216	12,871	35,012	60,905	105,933	37,205	435,131	106,847	76,488	67,339	9,265	300,822	145,943
Cost of insurance and administrative charges	(56,869)	(116,719)	(152,749)	(38,601)	(25,493)	(36,750)	(61,638)	(19,991)	(454,239)	(116,479)	(58,659)	(28,934)	(3,725)	(108,670)	(53,568)
Surrenders and forfeitures	(43,001)	(370,439)	(112,510)	(28,428)	(11,934)	(3,639)	(15,986)	(22,399)	(242,267)	(101,451)	(44,664)	(5,484)	(132)	(22,132)	(5,404)
Transfers between portfolios and the Guaranteed Account	(42,105)	134,624	155,103	(41,433)	68,265	179,836	124,696	(62,630)	1,930	(20,897)	(19,929)	(66,921)	393	11,823	44,513
Net (withdrawals) repayments due to policy loans	(13,072)	(9,946)	(45,733)	192	(5,526)	(94,131)	(322)	(70,067)	(27,720)	(3,616)	(4,993)	1,692	(1,114)	(20,512)	(5,491)
Withdrawals due to death benefits	(12,723)	—	(33,368)	(9)	—	(28,740)	(30,009)	(369)	(8,673)	—	—	(17,961)	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(133,674)	(321,469)	(104,041)	(95,408)	60,324	77,481	122,674	(138,251)	(295,838)	(135,596)	(51,757)	(50,269)	4,687	161,331	125,993

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,183)	(1,600)	1,600	500	6	6	(96)	(19)	300	(531)	(644)	200	(100)	(37)	(9)

Total increase (decrease) in net assets	(118,082)	(1,386,205)	(3,206,851)	(495,284)	56,770	(269,429)	(698,238)	(382,165)	(3,655,815)	(786,589)	(428,762)	(165,532)	(32,112)	(223,899)	(149,694)
Net Assets
Beginning of year	762,660	2,718,994	4,904,156	795,049	233,193	660,585	1,179,441	589,176	7,402,064	1,563,650	983,660	432,682	93,078	1,125,206	642,574

End of year	$644,578	$1,332,789	$1,697,305	$299,765	$289,963	$391,156	$481,203	$207,011	$3,746,249	$777,061	$554,898	$267,150	$60,966	$901,307	$492,880

Changes in Units
Beginning units	2,156	2,852	8,823	1,969	1,874	1,966	3,763	2,922	31,313	16,278	6,666	2,675	591	5,485	3,759

Units purchased	217	468	938	157	5,728	1,340	1,711	843	3,918	2,128	731	598	71	2,222	1,411
Units sold	(614)	(800)	(1,213)	(494)	(5,338)	(1,130)	(1,086)	(1,461)	(5,462)	(3,786)	(1,110)	(959)	(39)	(1,221)	(636)

Ending units	1,759	2,520	8,548	1,632	2,264	2,176	4,388	2,304	29,769	14,620	6,287	2,314	623	6,486	4,534

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Janus
													Aspen
				American		American				Janus	Janus		Series —	Janus	Janus
				Century		Century		American	Janus	Aspen	Aspen	Janus	INTECH	Aspen	Aspen
	American	American	American	VP	American	VP	American	Century	Aspen	Series —	Series —	Aspen	Risk-	Series —	Series —
	Century	Century	Century	Income	Century	Mid	Century	VP	Series —	International	Global	Series —	Managed	International	Global
	VP	VP	VP	and	VP	Cap	VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology
	International	Ultra	Value	Growth	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$511	$(2,295)	$92,133	$1,336	$268	$(222)	$(550)	$15,768	$(4,859)	$32,941	$(478)	$6,179	$(5)	$42,721	$(32)
Net realized (loss) gain on investments	37,132	46,532	164,761	10,011	60,759	(503)	290	2,212	90,050	251,253	(11,846)	23,010	(86)	339,296	(22)
Net unrealized appreciation (depreciation) during the year	(190,436)	(206,198)	(1,879,050)	(57,844)	(299,305)	(10,126)	(49,524)	(31,527)	(470,259)	(1,318,340)	(22,005)	(84,916)	(7,608)	(1,824,406)	(2,827)

Net increase (decrease) in net assets operations	(152,793)	(161,961)	(1,622,156)	(46,497)	(238,278)	(10,851)	(49,784)	(13,547)	(385,068)	(1,034,146)	(34,329)	(55,727)	(7,699)	(1,442,389)	(2,881)

From Variable Life Policy Transactions
Policyholders’ net premiums	12,624	58,585	235,937	25,601	26,662	5,309	10,540	23,077	91,353	16,417	745	7,861	5,799	183,589	1,307
Cost of insurance and administrative charges	(8,855)	(44,708)	(140,762)	(15,965)	(41,446)	(2,809)	(8,486)	(27,477)	(53,413)	(49,295)	(2,433)	(15,565)	(3,445)	(103,332)	(797)
Surrenders and forfeitures	(15,964)	(17,367)	(160,353)	(8,411)	(3,772)	(3,745)	(343)	(8,302)	(8,802)	(112,021)	(517)	(20,676)	—	(21,058)	(1,558)
Transfers between portfolios and the Guaranteed Account	156	(24,663)	(519,944)	(5,137)	(32,484)	34,979	(30,670)	194,989	25,192	290,940	40,227	229,251	214	213,945	4
Net (withdrawals) repayments due to policy loans	(1)	1,884	(44,085)	(1,854)	(3,551)	—	345	(4,410)	(332)	(5,895)	(481)	(2,355)	—	(124,751)	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	(22,951)	—	—	—	—	(23,870)	—

Net (decrease) increase in net assets derived from policy transactions	(12,040)	(26,269)	(629,207)	(5,766)	(54,591)	33,734	(28,614)	177,877	31,047	140,146	37,541	198,516	2,568	124,523	(1,044)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(600)	(500)	(1,500)	(5)	14	1	5	14	(600)	200	(200)	(4)	1	—	(10)

Total increase (decrease) in net assets	(165,433)	(188,730)	(2,252,863)	(52,268)	(292,855)	22,884	(78,393)	164,344	(354,621)	(893,800)	3,012	142,785	(5,130)	(1,317,866)	(3,935)
Net Assets
Beginning of year	352,403	417,273	5,997,111	137,606	573,796	21,310	122,644	160,063	820,020	1,889,559	29,950	161,081	19,254	2,823,884	6,838
End of year	$186,970	$228,543	$3,744,248	$85,338	$280,941	$44,194	$44,251	$324,407	$465,399	$995,759	$32,962	$303,866	$14,124	$1,506,018	$2,903

Changes in Units
Beginning units	978	2,945	32,191	818	3,106	163	716	1,130	3,218	3,208	117	739	95	10,179	45

Units purchased	82	624	2,520	224	295	359	339	2,752	1,932	927	366	2,562	50	3,393	12
Units sold	(113)	(726)	(6,853)	(242)	(624)	(71)	(548)	(1,943)	(1,637)	(598)	(272)	(1,246)	(34)	(2,127)	(22)

Ending units	947	2,843	27,858	800	2,777	451	507	1,939	3,513	3,537	211	2,055	111	11,445	35

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

					Oppenheimer
	Oppenheimer	Oppenheimer		Oppenheimer	Main			AIM V.I.	AIM V.I.	AIM V.I.	Federated	Federated	Federated
	Capital	Global	Oppenheimer	High	Street	Oppenheimer	Oppenheimer	Basic	Capital	Capital	Quality	American	Capital
	Appreciation	Securities	Main Street	Income	Small Cap	Global	High	Value	Appreciation	Development	Bond	Leaders	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(5,160)	$4,023	$5,142	$7,078	$(5,060)	$10,031	$11,545	$321	$(1,133)	$(1,542)	$13,090	$24	$(127)
Net realized (loss) gain on investments	4,586	40,366	40,452	(8,877)	137,314	83,656	(45,127)	25,646	3,806	27,472	(15,752)	388	1,644
Net unrealized appreciation (depreciation) during the year	(509,176)	(303,459)	(349,638)	(58,554)	(1,196,071)	(770,769)	(163,646)	(122,253)	(83,895)	(152,360)	(17,812)	(1,246)	(14,345)

Net increase (decrease) in net assets operations	(509,750)	(259,070)	(304,044)	(60,353)	(1,063,817)	(677,082)	(197,228)	(96,286)	(81,222)	(126,430)	(20,474)	(834)	(12,828)

From Variable Life Policy Transactions
Policyholders’ net premiums	94,501	18,257	35,687	1,514	114,997	258,315	14,299	12,416	15,804	20,299	65,518	232	1,736
Cost of insurance and administrative charges	(66,870)	(34,474)	(32,966)	(5,109)	(65,490)	(89,299)	(7,663)	(13,679)	(6,918)	(15,041)	(22,549)	(213)	(796)
Surrenders and forfeitures	(19,779)	(45,797)	(9,860)	(7,341)	(48,457)	(28,154)	(6,560)	(16,699)	(9,398)	(15,167)	(7,902)	—	—
Transfers between portfolios and the Guaranteed Account	(111,938)	87,650	(52,038)	(44,363)	(31,036)	298,666	(183,366)	12,754	13,860	6,175	135,998	(0)	(5,037)
Net (withdrawals) repayments due to policy loans	426	(1,168)	(3,741)	182	(38,146)	(6,307)	—	1,618	844	1,257	492	202	—
Withdrawals due to death benefits	(16,911)	—	(2,461)	—	—	(2,336)	—	—	—	—	(111,856)	—	—

Net (decrease) increase in net assets derived from policy transactions	(120,571)	24,468	(65,379)	(55,117)	(68,132)	430,885	(183,290)	(3,590)	14,192	(2,477)	59,701	221	(4,097)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	3,858	(900)	100	(29)	(608)	83	67	1	—	—	(7)	2	(8)

Total increase (decrease) in net assets	(626,463)	(235,502)	(369,323)	(115,499)	(1,132,557)	(246,114)	(380,451)	(99,875)	(67,030)	(128,907)	39,220	(611)	(16,933)
Net Assets
Beginning of year	1,229,319	591,985	827,862	131,027	2,808,481	1,308,423	434,159	194,340	180,873	272,568	133,130	2,302	48,623

End of year	$602,856	$356,483	$458,539	$15,528	$1,675,924	$1,062,309	$53,708	$94,465	$113,843	$143,661	$172,350	$1,691	$31,690

Changes in Units
Beginning units	7,280	1,812	4,828	850	11,778	8,061	4,427	983	1,064	1,180	1,030	16	212

Units purchased	1,215	348	387	9	743	4,414	812	475	214	178	2,049	4	25
Units sold	(2,035)	(373)	(930)	(365)	(1,055)	(1,450)	(2,668)	(430)	(137)	(145)	(1,731)	(3)	(59)

Ending units	6,460	1,787	4,285	494	11,466	11,025	2,571	1,028	1,141	1,213	1,348	17	178

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Franklin			Franklin	Franklin
	Templeton	Franklin	Franklin	Templeton	Templeton
	VIP	Templeton	Templeton	VIP	VIP			MFS
	Franklin	VIP	VIP	Templeton	Templeton	AllianceBernstein		Investors		Putnam	Putnam
	Small	Franklin	Templeton	Developing	Global	Growth	AllianceBernstein	Growth	MFS	VT	VT	Putnam
	Cap Value	Rising	Foreign	Markets	Income	and	Small/Mid	Stock	Value	Growth &	International	VT
	Securities	Dividends	Securities	Securities	Securities	Income	Cap Value	Series:	Series:	Income	Equity	Voyager
	Fund:	Securities Fund:	Fund:	Fund	Fund	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$23,522	$9,840	$4,513	$19,665	$8,248	$6,207	$771	$(170)	$2,484	$1,306	$1,030	$(558)
Net realized (loss) gain on investments	257,693	145	41,826	165,283	32,088	64,278	58,588	5,455	40,177	(2,618)	11,234	(3,358)
Net unrealized appreciation (depreciation) during the year	(1,480,668)	(234,224)	(157,405)	(847,375)	(10,821)	(297,109)	(420,232)	(52,344)	(357,287)	(40,280)	(50,089)	(27,500)

Net increase (decrease) in net assets operations	(1,199,453)	(224,239)	(111,066)	(662,427)	29,515	(226,624)	(360,873)	(47,059)	(314,626)	(41,592)	(37,825)	(31,416)

From Variable Life Policy Transactions
Policyholders’ net premiums	181,948	85,675	12,306	75,769	16,063	30,829	22,508	4,671	44,574	21,438	816	19,976
Cost of insurance and administrative charges	(113,518)	(58,654)	(13,801)	(33,530)	(16,836)	(24,028)	(24,040)	(3,090)	(37,602)	(7,256)	(2,057)	(5,964)
Surrenders and forfeitures	(83,593)	(27,194)	(38,194)	(4,000)	—	(6,619)	(43,750)	(562)	(36,497)	(1,802)	(17,559)	(1,748)
Transfers between portfolios and the Guaranteed Account	(124,948)	(30,259)	(86,138)	144,734	(472,691)	(42,732)	24,126	1,312	250,190	(20,023)	(1,292)	(24,452)
Net (withdrawals) repayments due to policy loans	(26,661)	837	263	(85,955)	(43)	(473)	(4,139)	464	(1,409)	(564)	14	31
Withdrawals due to death benefits	—	(16,327)	—	(26,209)	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(166,772)	(45,922)	(125,564)	70,809	(473,507)	(43,023)	(25,295)	2,795	219,256	(8,207)	(20,078)	(12,157)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(905)	(2)	294	(38)	8	(197)	(3)	7	5	2	17	(1)

Total increase (decrease) in net assets	(1,367,130)	(270,163)	(236,336)	(591,656)	(443,984)	(269,844)	(386,171)	(44,257)	(95,365)	(49,797)	(57,886)	(43,574)
Net Assets
Beginning of year	3,618,504	858,006	374,511	1,275,110	744,024	586,571	1,005,414	124,112	769,173	112,056	100,136	90,102

End of year	$2,251,374	$587,843	$138,175	$683,454	$300,040	$316,727	$619,243	$79,855	$673,808	$62,259	$42,250	$46,528

Changes in Units
Beginning units	15,121	4,655	962	6,159	6,131	2,537	2,867	770	3,744	733	324	635

Units purchased	1,472	764	46	2,265	570	202	292	63	1,327	206	3	230
Units sold	(2,416)	(1,070)	(399)	(1,396)	(4,355)	(481)	(410)	(41)	(685)	(269)	(59)	(341)

Ending units	14,177	4,349	609	7,028	2,346	2,258	2,749	792	4,386	670	268	524

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

										T Rowe
		Vanguard			Van Kampen	Van Kampen		T Rowe	T Rowe	Price
		Total	Vanguard	Vanguard	Core Plus	Emerging	Van Kampen	Price Blue	Price	Limited
	Vanguard	Bond	High	Mid	Fixed	Markets	U.S. Real	Chip	Equity	Term
	Equity	Market	Yield	Cap	Income	Debt	Estate	Growth	Income	Bond
	Income	Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio	Portfolio	Portfolio
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$5,290	$4,327	$6,561	$1,836	$5,536	$2,846	$102,527	$(3,857)	$4,939	$1,949
Net realized (loss) gain on investments	16,151	719	(5,342)	40,255	(8,414)	1,551	1,400,610	(879)	(4,831)	(75)
Net unrealized appreciation (depreciation) during the year	(115,068)	952	(29,698)	(251,538)	(12,190)	(11,689)	(3,093,536)	(319,772)	(150,053)	(1,675)

Net increase (decrease) in net assets operations	(93,627)	5,998	(28,479)	(209,447)	(15,068)	(7,292)	(1,590,399)	(324,508)	(149,945)	199

From Variable Life Policy Transactions
Policyholders’ net premiums	93,982	38,053	45,828	154,004	9,967	478	225,769	199,935	26,110	3,342
Cost of insurance and administrative charges	(27,481)	(12,023)	(11,976)	(39,811)	(13,557)	(2,949)	(117,404)	(56,661)	(17,739)	(3,936)
Surrenders and forfeitures	(1,449)	(2,584)	(43)	(6,578)	(10,473)	—	(73,049)	(196)	(1,033)	(74)
Transfers between portfolios and the Guaranteed Account	4,461	(15,799)	(7,222)	18,395	(62)	1,763	(212,033)	41,054	(8,085)	4,576
Net (withdrawals) repayments due to policy loans	(371)	(669)	323	(448)	477	(44)	(36,749)	(13,071)	(48)	(1,562)
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	69,142	6,978	26,910	125,562	(13,648)	(752)	(213,466)	171,061	(795)	2,346

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	5	1	(11)	1	5	(6,095)	24	(50)	—

Total increase (decrease) in net assets	(24,485)	12,981	(1,568)	(83,896)	(28,715)	(8,039)	(1,809,960)	(153,423)	(150,790)	2,545

Net Assets
Beginning of year	246,918	129,059	97,630	410,082	116,348	47,007	4,330,186	656,911	403,885	60,055

End of year	$222,433	$142,040	$96,062	$326,186	$87,633	$38,968	$2,520,226	$503,488	$253,095	$62,600

Changes in Units
Beginning units	1,453	1,084	723	1,999	911	275	15,827	4,816	3,169	553

Units purchased	687	323	366	1,185	388	13	1,657	2,443	448	118
Units sold	(227)	(262)	(169)	(425)	(492)	(22)	(2,253)	(774)	(478)	(98)

Ending units	1,913	1,145	920	2,759	807	266	15,231	6,485	3,139	573

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

											Nationwide
										Nationwide	Multi-
									Van	Multi-	Manager
			Nationwide	Nationwide		Nationwide	Nationwide		Kampen	Manager	NVIT	Nationwide
		Nationwide	NVIT	NVIT	JP Morgan	NVIT	NVIT	Nationwide	NVIT	NVIT	Small	NVIT
		NVIT	Money	Government	NVIT	Mid Cap	International	NVIT	Comstock	Small	Cap	S&P 500
		Nationwide	Market	Bond	Balanced	Growth	Value	Growth	Value	Company	Growth	Index
		Fund —	Fund —	Fund —	Fund —	Fund —	Fund	Fund —	Fund —	Fund —	Fund —	Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV

From Operations
Net investment income (loss)	$1,963,375	$12,731	$188,258	$76,900	$22,472	($54,811)	$70,349	($16,369)	$54,998	($17,797)	$14,549	$255,350
Net realized (loss) gain on investments	27,474,459	192,067	—	(16,626)	65,836	1,127,904	1,152,995	187,923	1,441,688	479,938	534,554	65,761
Net unrealized appreciation (depreciation) during the year	(7,642,834)	37,000	—	67,451	(29,602)	(424,384)	(1,087,812)	367,830	(1,517,506)	(432,482)	(767,706)	894,578

Net increase in net assets from operations	21,795,000	241,798	188,258	127,725	58,706	648,709	135,532	539,384	(20,820)	29,659	(218,603)	1,215,689

From Variable Life Policy Transactions
Policyholders’ net premiums	23,280,399	285,304	1,657,635	142,760	118,583	569,356	195,959	298,158	473,705	458,326	248,202	2,649,447
Cost of insurance and administrative charges	(14,675,841)	(268,329)	(634,047)	(133,166)	(142,958)	(447,267)	(186,887)	(271,598)	(288,018)	(213,008)	(213,810)	(2,493,740)
Surrenders and forfeitures	(7,880,781)	(147,503)	(398,485)	(57,480)	(90,961)	(269,407)	(187,234)	(153,801)	(149,444)	(90,810)	(125,932)	(1,346,210)
Transfers between portfolios and the Guaranteed Account	(269,234)	(48,394)	(604,191)	7,703	(13,709)	(2,117,075)	(1,431,445)	(140,628)	(4,261,703)	11,904	(152,948)	(294,211)
Net (withdrawals) repayments due to policy loans	(1,791,655)	(27,092)	(130,139)	(441)	3,919	(73,049)	(5,358)	(42,814)	(32,395)	(39,708)	(54,804)	(244,887)
Withdrawals due to death benefits	(1,136,423)	(44,612)	(68,665)	(1,417)	(10,135)	(6,760)	(52,954)	(21,289)	(19,753)	(14,213)	(17,027)	(195,260)

Net (decrease) increase in net assets derived from policy transactions	(2,473,535)	(250,626)	(177,892)	(42,041)	(135,261)	(2,344,202)	(1,667,919)	(331,972)	(4,277,608)	112,491	(316,319)	(1,924,861)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(117)	1,492	—	(1)	(1)	(12)	5,996	(13)	990	(2)	(2)	1,034

Total increase (decrease) in net assets	19,321,348	(7,336)	10,366	85,683	(76,556)	(1,695,505)	(1,526,391)	207,399	(4,297,438)	142,148	(534,924)	(708,138)
Net Assets
Beginning of year	221,840,446	3,277,251	4,574,592	1,962,695	1,510,086	8,082,937	5,234,007	2,953,602	7,462,610	2,692,721	3,264,559	28,131,572

End of year	$241,161,794	$3,269,915	$4,584,958	$2,048,378	$1,433,530	$6,387,432	$3,707,616	$3,161,001	$3,165,172	$2,834,869	$2,729,635	$27,423,434

Changes in Units
Beginning units	809,229	7,142	24,011	5,887	3,990	13,529	8,882	22,025	40,997	14,331	15,167	58,531

Units purchased	326,775	732	14,657	763	393	1,172	453	2,347	3,640	3,067	1,925	6,668
Units sold	(295,915)	(1,258)	(15,852)	(897)	(771)	(5,049)	(3,024)	(4,554)	(26,944)	(2,273)	(3,269)	(10,258)

Ending units	840,089	6,616	22,816	5,753	3,612	9,652	6,311	19,818	17,693	15,125	13,823	54,941

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Nationwide	Nationwide						Nationwide
		Nationwide	Nationwide	Nationwide	NVIT	NVIT		Nationwide	Federated	Nationwide	Nationwide	NVIT
	Nationwide	NVIT	NVIT	NVIT	Investor	Investor	Gartmore	NVIT	NVIT	NVIT	NVIT	Global
	NVIT	Investor	Investor	Investor	Destinations	Destinations	NVIT	Mid	High	Global	Global	Technology
	Government	Destinations	Destinations	Destinations	Moderately	Moderately	Emerging	Cap	Income	Financial	Health	and
	Bond	Aggressive	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class I	Class II	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$567	$6,929	$8,112	$27,727	$24,485	$4,681	$122	$9,737	$1,762	$1,642	($3,751)	($3,771)
Net realized (loss) gain on investments	(45)	28,493	9,483	43,514	65,925	4,564	215,369	68,515	(81)	9,292	63,171	189,985
Net unrealized appreciation (depreciation) during the year	678	(11,324)	(6,389)	(26,494)	(23,875)	(7,549)	(29,102)	(30,816)	(1,012)	(11,077)	7,484	(70,601)

Net increase in net assets from operations	1,200	24,098	11,206	44,747	66,535	1,696	186,389	47,436	669	(143)	66,904	115,613

From Variable Life Policy Transactions
Policyholders’ net premiums	3,487	104,535	36,509	185,164	155,560	7,249	18,534	78,778	1,401	1,163	18,224	21,678
Cost of insurance and administrative charges	(2,042)	(52,654)	(12,275)	(138,659)	(140,601)	(5,819)	(22,859)	(35,625)	(3,787)	(1,654)	(10,119)	(10,608)
Surrenders and forfeitures	—	(2,881)	(1,772)	(7,000)	(6,553)	—	(28,651)	(18,250)	—	(849)	(4,438)	—
Transfers between portfolios and the Guaranteed Account	19,247	32,086	205,910	1,101,167	299,981	175,834	(295,627)	1,861,917	283	(222)	(534,699)	(633,633)
Net (withdrawals) repayments due to policy loans	—	(7,835)	(703)	(1,451)	(1,715)	—	(397)	(10,243)	—	(11,621)	87	81
Withdrawals due to death benefits	—	—	—	(2,466)	—	—	—	(4,153)	—	—	(1,582)	(1,611)

Net (decrease) increase in net assets derived from policy transactions	20,692	73,251	227,669	1,136,755	306,672	177,264	(329,000)	1,872,424	(2,103)	(13,183)	(532,527)	(624,093)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(3)	(24)	(41)	(81)	(80)	(1)	(210)	(131)	(5)	(5)	6	60

Total increase (decrease) in net assets	21,889	97,325	238,834	1,181,421	373,127	178,959	(142,821)	1,919,729	(1,439)	(13,331)	(465,617)	(508,420)
Net Assets
Beginning of year	8,629	490,951	56,901	845,785	1,452,714	33,680	656,309	649,064	26,664	73,211	690,825	660,835

End of year	$30,518	$588,276	$295,735	$2,027,206	$1,825,841	$212,639	$513,488	$2,568,793	$25,225	$59,880	$225,208	$152,415

Changes in Units
Beginning units	78	2,757	473	5,262	7,155	227	1,101	2,566	141	174	2,404	2,157

Units purchased	211	778	2,789	7,272	3,783	1,659	375	9,316	6	8	584	135
Units sold	(30)	(409)	(900)	(1,947)	(1,946)	(383)	(899)	(1,075)	(23)	(37)	(2,253)	(1,838)

Ending units	259	3,126	2,362	10,587	8,992	1,503	577	10,807	124	145	735	454

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Nationwide		Van					Nationwide
		Multi-Manager	Nationwide	Kampen			Nationwide	Nationwide	NVIT		Federated	American
	Gartmore	NVIT	NVIT	NVIT	Nationwide	Gartmore	NVIT	NVIT	Global	Gartmore	NVIT	Funds	American
	NVIT	Small	U.S.	Multi	NVIT	NVIT	Global	Global	Technology	NVIT	High	NVIT	Funds
	Global	Cap	Growth	Sector	International	Emerging	Financial	Health	and	Global	Income	Asset	NVIT
	Utilities	Growth	Leaders	Bond	Value	Markets	Services	Sciences	Communications	Utilities	Bond	Allocation	Bond
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class I	Class I	Class I	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class II	Class II

From Operations
Net investment income (loss)	$3,617	$(2,261)	$(2,972)	$7,748	$32,972	$(217)	$320	$(7,249)	$(7,923)	$2,720	$2,261	$46,160	$97
Net realized (loss) gain on investments	58,966	1,967	3,513	56	818,000	132,090	1,853	122,620	404,251	44,238	(23)	152	(2)
Net unrealized appreciation (depreciation) during the year	(40,615)	26,337	75,402	539	(765,468)	139,157	(1,331)	(23,119)	(206,425)	(18,514)	(1,584)	(61,260)	(92)

Net increase in net assets from operations	21,968	26,043	75,943	8,343	85,504	271,030	842	92,252	189,903	28,444	654	(14,948)	3

From Variable Life Policy Transactions
Policyholders’ net premiums	6,933	45,178	45,484	51,625	312,068	87,959	2,539	103,305	94,287	14,410	7,978	37,361	130
Cost of insurance and administrative charges	(8,027)	(22,664)	(34,674)	(19,598)	(87,353)	(43,572)	(2,135)	(21,549)	(22,927)	(15,392)	(2,045)	(17,534)	(45)
Surrenders and forfeitures	—	(3,980)	(10,962)	(1,070)	(30,859)	(2,272)	—	(977)	—	(1,016)	—	—	—
Transfers between portfolios and the Guaranteed Account	190,268	(8,135)	(18,918)	56,928	(2,950,841)	83,188	(21,533)	(1,219,183)	(1,331,128)	(25,733)	9,161	3,157,934	2,118
Net (withdrawals) repayments due to policy loans	919	272	(1,314)	(4,862)	(1,233)	(8,340)	—	(5,102)	(8,764)	(480)	—	(8,332)	—
Withdrawals due to death benefits	(29,013)	—	—	(1,198)	(817)	—	—	(1,016)	(1,150)	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	161,080	10,671	(20,384)	81,825	(2,759,035)	116,963	(21,129)	(1,144,522)	(1,269,682)	(28,211)	15,094	3,169,429	2,203

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(11)	(20)	(26)	(18)	3,288	(60)	(3)	76	(519)	(11)	(4)	(119)	—

Total increase (decrease) in net assets	183,037	36,694	55,533	90,150	(2,670,243)	387,933	(20,290)	(1,052,194)	(1,080,298)	222	15,744	3,154,362	2,206
Net Assets
Beginning of year	100,394	290,346	368,280	189,096	3,704,183	568,153	33,314	1,234,613	1,248,056	145,584	22,443	—	—

End of year	$283,431	$327,040	$423,813	$279,246	$1,033,940	$956,086	$13,024	$182,420	$167,758	$145,806	$38,187	$3,154,362	$2,206

Changes in Units
Beginning units	225	1,681	1,938	1,541	23,667	2,693	215	11,374	10,511	796	195	—	—

Units purchased	508	361	491	751	2,434	1,010	16	1,086	1,299	327	146	28,810	21
Units sold	(202)	(294)	(570)	(234)	(19,640)	(565)	(145)	(10,965)	(10,625)	(456)	(17)	(305)	—

Ending units	531	1,748	1,859	2,058	6,461	3,138	86	1,495	1,185	667	324	28,505	21

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	American		American	Fidelity		Fidelity			Fidelity
	Funds	American	Funds	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity
	NVIT	Funds	NVIT	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP
	Global	NVIT	Growth —	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas
	Growth	Growth	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund —	Fund —	Fund —	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service
	Class II	Class II	Class II	Class	Class	Class	Class	Class R	Class	Class	Class	Class R

From Operations
Net investment income (loss)	$1,858	$38	$13	$155,726	$24,335	$160,872	$189,455	$126,658	$4,442	$(523)	$210	$4,250
Net realized (loss) gain on investments	2,791	1,701	(2)	1,420,729	(7,215)	100,951	916,859	1,005,781	36,263	13,512	845	14,196
Net unrealized appreciation (depreciation) during the year	985	13,738	(63)	(1,398,411)	4,394,109	(207,341)	(37,909)	(362,744)	(45,537)	55,039	261	5,876

Net increase in net assets from operations	5,634	15,477	(52)	178,044	4,411,229	54,482	1,068,405	769,695	(4,832)	68,028	1,316	24,322

From Variable Life Policy Transactions
Policyholders’ net premiums	3,018	407,733	332	1,078,679	1,775,207	146,429	276,728	620,938	87,724	91,225	178	65,403
Cost of insurance and administrative charges	(11,125)	(3,941)	(97)	(1,059,217)	(1,566,271)	(202,738)	(335,600)	(212,716)	(42,645)	(39,556)	(804)	(21,740)
Surrenders and forfeitures	—	—	—	(623,151)	(863,084)	(180,400)	(296,993)	(87,678)	(3,322)	(4,671)	(19)	(3,584)
Transfers between portfolios and the Guaranteed Account	174,403	(6,881)	1,186	(330,234)	(991,232)	(421,037)	(51,591)	(1,391,614)	96,792	(13,368)	—	9,744
Net (withdrawals) repayments due to policy loans	(479)	—	—	(187,394)	(83,139)	(8,551)	(22,411)	(49,056)	(240)	(628)	—	—
Withdrawals due to death benefits	—	—	—	(163,722)	(52,682)	(39,066)	(80,379)	(18,969)	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	165,817	396,911	1,421	(1,285,039)	(1,781,201)	(705,363)	(510,246)	(1,139,095)	138,309	33,002	(645)	49,823

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(9)	(20)	(1)	4,505	(65)	—	21	17	(17)	(1)	(1)	(13)

Total increase (decrease) in net assets	171,442	412,368	1,368	(1,102,490)	2,629,963	(650,881)	558,180	(369,383)	133,460	101,029	670	74,132
Net Assets
Beginning of year	—	2,550	—	14,745,282	17,632,706	2,668,090	6,740,245	5,028,389	268,128	236,452	8,323	133,225

End of year	$171,442	$414,918	$1,368	$13,642,792	$20,262,669	$2,017,209	$7,298,425	$4,659,006	$401,588	$337,481	$8,993	$207,357

Changes in Units
Beginning units	—	25	—	27,458	45,655	10,507	15,866	32,713	1,568	1,662	39	869

Units purchased	1,824	3,804	15	3,083	5,213	739	1,225	5,135	1,034	635	1	486
Units sold	(424)	(206)	(1)	(5,110)	(9,333)	(3,829)	(2,446)	(11,824)	(269)	(414)	(4)	(193)

Ending units	1,400	3,623	14	25,431	41,535	7,417	14,645	26,024	2,333	1,883	36	1,162

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

			Fidelity		Fidelity				Fidelity	Fidelity	Lehman
		Fidelity	VIP II		VIP II	Fidelity	Fidelity		VIP IV	VIP IV	Brothers
	VIP	VIP II	Investment	Fidelity	Investment	VIP III	VIP III	Fidelity	Freedom	Freedom	AMT	Neuberger
	High	Asset	Grade	VIP II	Grade	Mid	Value	VIP IV	Fund	Fund	Short	Berman
	Income	Manager	Bond	Contrafund	Bond	Cap	Strategies	Energy	2010	2030	Duration	AMT
	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Bond	Partners
	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Service	Service	Portfolio —	Portfolio
	Class R	Class	Class	Class	Class	Class	Class	Class 2	Class	Class	I Class	I Class

From Operations
Net investment income (loss)	$15,734	$187,300	$161,595	$37,126	$1,550	$(663)	$200	$(3,138)	$202	$811	$52,443	$(675)
Net realized (loss) gain on investments	(252)	173,133	(22,164)	7,010,420	(66)	717,409	41,830	120,144	574	3,474	(15,455)	387,685
Net unrealized appreciation (depreciation) during the year	(16,983)	114,917	24,496	(3,449,265)	115	(65,332)	(30,315)	196,162	212	1,338	38,818	(135,769)

Net increase in net assets from operations	(1,501)	475,350	163,927	3,598,281	1,599	651,414	11,715	313,168	988	5,623	75,806	251,241

From Variable Life Policy Transactions
Policyholders’ net premiums	62,572	296,830	479,328	1,847,523	11,928	620,437	61,604	59,706	—	10,615	144,032	177,091
Cost of insurance and administrative charges	(7,865)	(304,976)	(363,348)	(1,210,477)	(8,340)	(166,177)	(26,671)	(22,510)	(1,587)	(7,039)	(109,581)	(186,566)
Surrenders and forfeitures	(1,956)	(193,374)	(190,238)	(790,353)	(2,061)	(57,698)	(9,660)	—	—	—	(59,345)	(46,485)
Transfers between portfolios and the Guaranteed Account	248,531	(55,447)	(16,321)	(3,853,558)	(362)	(671,519)	5,072	1,412,578	(3)	65	277,509	(11,307)
Net (withdrawals) repayments due to policy loans	(225)	(78,450)	(28,492)	(151,851)	—	(7,443)	241	(11,991)	—	—	(19,652)	1,224
Withdrawals due to death benefits	—	(71,743)	(7,658)	(35,299)	—	(7,604)	—	—	—	—	(4,027)	(3,599)

Net (decrease) increase in net assets derived from policy transactions	301,057	(407,160)	(126,729)	(4,194,015)	1,165	(290,004)	30,586	1,437,783	(1,590)	3,641	228,936	(69,642)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(5)	(1)	(11)	(7,409)	(3)	334	(13)	(89)	(3)	(4)	(2)	17

Total increase (decrease) in net assets	299,551	68,189	37,187	(603,143)	2,761	361,744	42,288	1,750,862	(605)	9,260	304,740	181,616
Net Assets
Beginning of year	—	3,416,446	4,657,315	22,726,606	45,536	4,384,360	349,569	87,496	13,167	53,055	1,843,610	2,918,771

End of year	$299,551	$3,484,635	$4,694,502	$22,123,463	$48,297	$4,746,104	$391,857	$1,838,358	$12,562	$62,315	$2,148,350	$3,100,387

Changes in Units
Beginning units	—	10,417	16,474	57,712	400	15,984	1,595	562	112	419	7,552	11,083

Units purchased	3,207	1,079	2,579	5,902	110	3,467	869	9,140	—	79	2,409	1,279
Units sold	(163)	(2,230)	(2,830)	(15,876)	(100)	(4,450)	(740)	(1,531)	(13)	(52)	(1,978)	(1,317)

Ending units	3,044	9,266	16,223	47,738	410	15,001	1,724	8,171	99	446	7,983	11,045

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Neuberger
		Berman	Neuberger				Van Eck	Van Eck	Van Eck
	Neuberger	AMT	Berman	Neuberger	Neuberger	Van Eck	Worldwide	Worldwide	Worldwide		Van Eck
	Berman	Mid	AMT	Berman	Berman	Worldwide	Hard	Emerging	Real	Van Eck	Worldwide
	AMT	Cap	Socially	AMT	AMT	Bond	Assets	Markets	Estate	Worldwide	Hard
	Fasciano	Growth	Responsive	International	Regency	Fund:	Fund:	Fund:	Portfolio:	Bond	Assets
	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Initial	Initial	Initial	Initial	Fund:	Fund:
	S Class	I Class	I Class	S Class	S Class	Class	Class	Class	Class	Class R	Class R

From Operations
Net investment income (loss)	$(78)	$(849)	$(10,263)	$22,068	$2,253	$41,329	$(10,527)	$(11,573)	$3,902	$8,695	$(4,004)
Net realized (loss) gain on investments	152	12,658	36,405	95,706	39,334	(4,898)	351,605	1,190,377	200,722	(2,453)	169,106
Net unrealized appreciation (depreciation) during the year	(130)	4,165	86,128	(135,275)	(13,073)	28,429	387,658	142,529	(193,419)	11,893	68,643

Net increase in net assets from operations	(56)	15,974	112,270	(17,501)	28,514	64,860	728,736	1,321,333	11,205	18,135	233,745

From Variable Life Policy Transactions
Policyholders’ net premiums	1,244	4,729	99,222	25,324	21,332	46,848	62,881	105,733	31,154	31,165	83,385
Cost of insurance and administrative charges	(274)	(7,655)	(39,491)	(11,011)	(9,938)	(54,777)	(63,287)	(165,594)	(47,816)	(12,184)	(34,493)
Surrenders and forfeitures	(88)	(803)	—	—	—	(48,386)	(46,360)	(133,277)	(31,860)	(4,026)	(11,231)
Transfers between portfolios and the Guaranteed Account	1	90,741	6,946,966	1,572,641	1,541,608	(3,541)	677,479	262,367	(89,031)	38,035	(138,322)
Net (withdrawals) repayments due to policy loans	—	(500)	(18,289)	(6,260)	(4,258)	(3,162)	(13,708)	(73,737)	(21,015)	280	(7,759)
Withdrawals due to death benefits	—	—	(5,463)	—	—	(2,188)	(2,120)	(10,448)	(6,425)	(1,287)	—

Net (decrease) increase in net assets derived from policy transactions	883	86,512	6,982,945	1,580,694	1,548,744	(65,206)	614,885	(14,956)	(164,993)	51,983	(108,420)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4)	1	(251)	(66)	(65)	3	6	8	—	(8)	(16)

Total increase (decrease) in net assets	823	102,487	7,094,964	1,563,127	1,577,193	(343)	1,343,627	1,306,385	(153,788)	70,110	125,309
Net Assets
Beginning of year	11,124	65,526	104,528	34,948	17,108	763,003	1,375,367	3,597,771	948,837	163,083	535,276

End of year	$11,947	$168,013	$7,199,492	$1,598,075	$1,594,301	$762,660	$2,718,994	$4,904,156	$795,049	$233,193	$660,585

Changes in Units
Beginning units	51	346	542	244	134	2,422	2,166	9,009	2,378	1,429	2,298

Units purchased	6	682	33,901	10,888	12,274	273	1,078	1,286	238	627	704
Units sold	(2)	(296)	(501)	(243)	(208)	(539)	(392)	(1,472)	(647)	(182)	(1,036)

Ending units	55	732	33,942	10,889	12,200	2,156	2,852	8,823	1,969	1,874	1,966

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Dreyfus
							Dreyfus	Investment
						Dreyfus	Variable	Portfolios —					American
	Van	Van	Alger		Wells	Variable	Investment	Small	Dreyfus	American			Century
	Eck	Eck	American	Wells	Fargo	Investment	Fund —	Cap	Stock	Century	American	American	VP
	Worldwide	Worldwide	Small	Fargo	VT	Fund —	Developing	Stock	Index	VP	Century	Century	Income
	Emerging	Real	Capitalization	Advantage	Opportunity	Appreciation	Leaders	Index	Fund,	International	VP	VP	and
	Markets	Estate	Portfolio:	VT	Fund —	Portfolio:	Portfolio:	Portfolio:	Inc.:	Fund:	Ultra	Value	Growth
	Fund:	Portfolio:	Class O	Discovery	Investor	Initial	Initial	Service	Initial	Class	Fund:	Fund:	Fund:
	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares	I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$(3,372)	$1,925	$(50,340)	$(11,231)	$(1,258)	$21,439	$158	$(4,002)	$6,022	$81	$(2,550)	$(2,506)	$1,179
Net realized (loss) gain on investments	454,218	69,766	373,929	101,166	195,255	383,693	12,301	60,032	17,144	26,288	8,159	73,411	4,038
Net unrealized appreciation (depreciation) during the year	(55,533)	(68,282)	776,540	208,815	(134,650)	(306,266)	(27,922)	(81,085)	(807)	29,281	60,492	(463,902)	(7,101)

Net increase in net assets from operations	395,313	3,409	1,100,129	298,750	59,347	98,866	(15,463)	(25,055)	22,359	55,650	66,101	(392,997)	(1,884)

From Variable Life Policy Transactions
Policyholders’ net premiums	116,843	69,364	482,512	114,239	77,639	146,823	12,326	240,627	172,893	15,670	73,172	141,843	28,079
Cost of insurance and administrative charges	(71,141)	(36,613)	(465,420)	(131,309)	(65,656)	(50,104)	(3,924)	(95,514)	(52,919)	(11,100)	(37,420)	(75,855)	(15,959)
Surrenders and forfeitures	(23,606)	(23,918)	(418,523)	(129,913)	(57,780)	(1,971)	—	(19,526)	(35,191)	(32,106)	(12,273)	(16,976)	(3,301)
Transfers between portfolios and the Guaranteed Account	(490,541)	(28,890)	(106,700)	(24,821)	4,681	(1,849,378)	(54,821)	101,505	43,081	4,312	19,053	5,483,720	15,420
Net (withdrawals) repayments due to policy loans	(9,602)	672	(50,459)	(23,857)	(24,212)	(4,583)	—	(12,953)	5,374	—	(6,125)	(20,959)	46
Withdrawals due to death benefits	(2,866)	—	(24,353)	(7,967)	(868)	—	—	(6,856)	(3,741)	(1,860)	—	(8,283)	—

Net (decrease) increase in net assets derived from policy transactions	(480,913)	(19,385)	(582,943)	(203,628)	(66,196)	(1,759,213)	(46,419)	207,283	129,497	(25,084)	36,407	5,503,490	24,285

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	19	(9)	(8)	(5)	(1)	1	—	(55)	(22)	—	1	—	(10)

Total increase (decrease) in net assets	(85,581)	(15,985)	517,178	95,117	(6,850)	(1,660,346)	(61,882)	182,173	151,834	30,566	102,509	5,110,493	22,391
Net Assets
Beginning of year	1,265,022	605,161	6,884,886	1,468,533	990,510	2,093,028	154,960	943,033	490,740	321,837	314,764	886,618	115,215

End of year	$1,179,441	$589,176	$7,402,064	$1,563,650	$983,660	$432,682	$93,078	$1,125,206	$642,574	$352,403	$417,273	$5,997,111	$137,606

Changes in Units
Beginning units	5,510	3,007	33,842	18,684	7,014	13,607	774	4,458	3,014	1,065	2,760	4,504	695

Units purchased	985	757	2,653	1,451	722	1,102	107	1,805	1,408	132	748	29,419	237
Units sold	(2,732)	(842)	(5,182)	(3,857)	(1,070)	(12,034)	(290)	(778)	(663)	(219)	(563)	(1,732)	(114)

Ending units	3,763	2,922	31,313	16,278	6,666	2,675	591	5,485	3,759	978	2,945	32,191	818

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

									Janus
						Janus	Janus		Aspen	Janus	Janus
		American			Janus	Aspen	Aspen	Janus	Series —	Aspen	Aspen
		Century VP		American	Aspen	Series —	Series —	Aspen	INTECH	Series —	Series —	Oppenheimer
	American	Mid	American	Century VP	Series —	International	Global	Series —	Risk-Managed	International	Global	Capital
	Century VP	Cap	Century VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology	Appreciation
	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Fund/VA:
	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II	Non-Service
	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(499)	$29	$(333)	$5,345	$(2,455)	$(1,349)	$(91)	$1,981	$(40)	$(3,487)	$(15)	$(18,150)
Net realized (loss) gain on investments	54,738	258	1,461	(35)	84,305	87,278	1,397	8,569	126	106,999	339	1,208,405
Net unrealized appreciation (depreciation) during the year	36,806	(1,492)	14,808	7,177	78,762	132,750	4,792	(1,250)	870	262,111	681	(629,215)

Net increase in net assets from operations	91,045	(1,205)	15,936	12,487	160,612	218,679	6,098	9,300	956	365,623	1,005	561,040

From Variable Life Policy Transactions
Policyholders’ net premiums	32,272	2,274	6,161	28,095	73,489	37,023	607	6,335	5,625	224,746	1,247	356,483
Cost of insurance and administrative charges	(52,557)	(947)	(3,671)	(10,301)	(29,604)	(29,388)	(1,513)	(6,028)	(3,381)	(50,472)	(540)	(122,053)
Surrenders and forfeitures	(1,038)	—	—	(1,372)	(2,863)	(10,528)	(97)	(1,673)	—	(10,558)	(587)	(17,459)
Transfers between portfolios and the Guaranteed Account	(20,272)	10,596	94,092	(3,256)	235,412	1,232,618	(3,937)	76,837	(114)	1,850,333	1,925	(4,547,576)
Net (withdrawals) repayments due to policy loans	(6,418)	—	(2,754)	404	(3,020)	(5,695)	(558)	(14)	—	(9,834)	—	(16,767)
Withdrawals due to death benefits	—	—	—	—	—	(35,762)	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(48,013)	11,923	93,828	13,570	273,414	1,188,268	(5,498)	75,457	2,130	2,004,215	2,045	(4,347,372)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(26)	(3)	(8)	(36)	(2)	1	—	(655)	(27)	(1,369)	1	(566)

Total increase (decrease) in net assets	43,006	10,715	109,756	26,021	434,024	1,406,948	600	84,102	3,059	2,368,469	3,051	(3,786,898)
Net Assets
Beginning of year	530,790	10,595	12,888	134,042	385,996	482,611	29,350	76,979	16,195	455,415	3,787	5,016,217

End of year	$573,796	$21,310	$122,644	$160,063	$820,020	$1,889,559	$29,950	$161,081	$19,254	$2,823,884	$6,838	$1,229,319

Changes in Units
Beginning units	3,366	79	104	1,016	2,187	1,095	138	457	83	2,081	30	33,611

Units purchased	639	91	656	253	1,638	2,733	3	336	31	9,345	23	3,080
Units sold	(899)	(7)	(44)	(139)	(607)	(620)	(24)	(54)	(19)	(1,247)	(8)	(29,411)

Ending units	3,106	163	716	1,130	3,218	3,208	117	739	95	10,179	45	7,280

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

				Oppenheimer
				Main
	Oppenheimer	Oppenheimer	Oppenheimer	Street			AIM V.I.	AIM V.I.	AIM V.I.	Federated	Federated	Federated
	Global	Main	High	Small	Oppenheimer	Oppenheimer	Basic	Capital	Capital	Quality	American	Capital
	Securities	Street	Income	Cap	Global	High	Value	Appreciation	Development	Bond	Leaders	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary
	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$4,706	$12,815	$14,023	$(10,886)	$2,741	$(1,703)	$(182)	$(1,378)	$(2,093)	$3,977	$(3)	$94
Net realized (loss) gain on investments	108,250	649,020	(9,050)	124,030	65,563	(213)	17,550	11,235	39,992	(51)	1,640	6,582
Net unrealized appreciation (depreciation) during the year	(74,552)	(507,955)	(8,871)	(175,011)	(30,813)	(15,701)	(16,821)	9,503	(10,246)	1,460	(2,382)	(1,266)

Net increase in net assets from operations	38,404	153,880	(3,898)	(61,867)	37,491	(17,617)	547	19,360	27,653	5,386	(745)	5,410

From Variable Life Policy Transactions
Policyholders’ net premiums	20,445	199,098	10,155	181,694	472,195	27,520	19,609	20,475	28,164	30,499	232	10,166
Cost of insurance and administrative charges	(32,456)	(67,541)	(10,212)	(57,861)	(65,141)	(7,545)	(16,249)	(7,553)	(15,211)	(13,677)	(434)	(2,055)
Surrenders and forfeitures	(39,600)	(39,208)	(7,378)	(2,257)	(5,678)	(1,313)	(3,542)	(182)	(2,755)	(3,877)	—	—
Transfers between portfolios and the Guaranteed Account	(110,210)	(2,379,094)	(81,562)	347,388	133,902	433,118	16,533	(24,406)	(33,827)	18,711	(18,461)	(22,238)
Net (withdrawals) repayments due to policy loans	(1,186)	(9,624)	(325)	(12,316)	2,277	—	(2,030)	(1,890)	(2,239)	(2,175)	173	14
Withdrawals due to death benefits	(2,305)	(335)	—	(1,763)	—	—	—	—	—	(548)	—	—

Net (decrease) increase in net assets derived from policy transactions	(165,312)	(2,296,704)	(89,322)	454,885	537,555	451,780	14,321	(13,556)	(25,868)	28,933	(18,490)	(14,113)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	(5)	(11)	553	(43)	(4)	(11)	—	—	(11)	(2)	(4)

Total increase (decrease) in net assets	(126,909)	(2,142,829)	(93,231)	393,571	575,003	434,159	14,857	5,804	1,785	34,308	(19,237)	(8,707)
Net Assets
Beginning of year	718,894	2,970,691	224,258	2,414,910	733,420	—	179,483	175,069	270,783	98,822	21,539	57,330

End of year	$591,985	$827,862	$131,027	$2,808,481	$1,308,423	$434,159	$194,340	$180,873	$272,568	$133,130	$2,302	$48,623

Changes in Units
Beginning units	2,393	18,462	1,529	10,018	4,769	—	939	1,150	1,310	775	72	287

Units purchased	260	1,617	369	2,289	4,177	4,528	171	143	158	454	3	80
Units sold	(841)	(15,251)	(1,048)	(529)	(885)	(101)	(127)	(229)	(288)	(199)	(59)	(155)

Ending units	1,812	4,828	850	11,778	8,061	4,427	983	1,064	1,180	1,030	16	212

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	Franklin				Franklin
	Templeton	Franklin		Franklin	Templeton
	VIP	Templeton	Franklin	Templeton	VIP		Alliance
	Franklin	VIP	Templeton	VIP	Templeton	Alliance	Bernstein	MFS
	Small	Franklin	VIP	Templeton	Global	Bernstein	Small/	Investors		Putnam	Putnam
	Cap	Rising	Templeton	Developing	Income	Growth	Mid	Growth	MFS	VT	VT	Putnam
	Value	Dividends	Foreign	Markets	Securities	and	Cap	Stock	Value	Growth &	International	VT
	Securities	Securities	Securities	Securities	Fund —	Income	Value	Series:	Series:	Income	Equity	Voyager
	Fund:	Fund:	Fund:	Fund —	Class	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$5,915	$18,841	$9,003	$1,885	$15,799	$5,590	$(692)	$(445)	$(586)	$455	$2,032	$(592)
Net realized (loss) gain on investments	548,640	83,626	134,218	43,360	1,348	82,166	34,865	3,248	54,068	16,064	12,566	1,321
Net unrealized appreciation (depreciation) during the year	(649,069)	(124,471)	(76,718)	124,492	23,675	(59,119)	(58,729)	7,661	(24,185)	(25,457)	(7,685)	2,616

Net increase in net assets from operations	(94,514)	(22,004)	66,503	169,737	40,822	28,637	(24,556)	10,464	29,297	(8,938)	6,913	3,345

From Variable Life Policy Transactions
Policyholders’ net premiums	509,869	115,702	6,999	38,433	44,033	55,286	30,302	7,931	361,755	38,127	3,178	27,756
Cost of insurance and administrative charges	(113,738)	(63,663)	(15,588)	(16,267)	(13,242)	(26,433)	(17,257)	(3,377)	(16,026)	(9,623)	(2,267)	(6,420)
Surrenders and forfeitures	(14,018)	(25,776)	(16,235)	(973)	—	(13,075)	(9,184)	(2,888)	(501)	(7,474)	—	(1,036)
Transfers between portfolios and the Guaranteed Account	(440,685)	(186,947)	(142,650)	898,214	658,090	(195,403)	782,132	15,444	24,544	6,431	—	481
Net (withdrawals) repayments due to policy loans	(18,074)	(1)	593	(12,910)	—	11,719	(3,550)	(1,950)	(1,828)	(2,131)	(36)	(1,948)
Withdrawals due to death benefits	(1,707)	(18,216)	—	—	—	—	(1,756)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(78,353)	(178,901)	(166,881)	906,497	688,881	(167,906)	780,687	15,160	367,944	25,330	875	18,833

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	781	(48)	(120)	(24)	(6)	(16)	(47)	(13)	(29)	(8)	(10)	(5)

Total increase (decrease) in net assets	(172,086)	(200,953)	(100,498)	1,076,210	729,697	(139,285)	756,084	25,611	397,212	16,384	7,778	22,173
Net Assets
Beginning of year	3,790,590	1,058,959	475,009	198,900	14,327	725,855	249,330	98,501	371,961	95,672	92,358	67,929

End of year	$3,618,504	$858,006	$374,511	$1,275,110	$744,024	$586,571	$1,005,414	$124,112	$769,173	$112,056	$100,136	$90,102

Changes in Units
Beginning units	15,239	5,190	1,519	1,227	130	3,278	951	669	1,783	584	324	501

Units purchased	3,468	1,080	334	5,654	6,125	511	2,221	190	2,462	277	8	215
Units sold	(3,586)	(1,615)	(891)	(722)	(124)	(1,252)	(305)	(89)	(501)	(128)	(8)	(81)

Ending units	15,121	4,655	962	6,159	6,131	2,537	2,867	770	3,744	733	324	635

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Van Kampen			T Rowe		T Rowe
		Vanguard			Core	Van Kampen	Van	Price	T Rowe	Price
		Total	Vanguard	Vanguard	Plus	Emerging	Kampen	Blue	Price	Limited
	Vanguard	Bond	High	Mid	Fixed	Markets	U.S. Real	Chip	Equity	Term
	Equity	Market	Yield	Cap	Income	Debt	Estate	Growth	Income	Bond
	Income	Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$3,022	$2,708	$4,102	$657	$2,184	$3,015	$11,225	$(3,783)	$2,604	$927
Net realized (loss) gain on investments	15,128	(42)	(394)	40,293	185	2,146	495,334	6,707	22,037	24
Net unrealized appreciation (depreciation) during the year	(11,164)	3,679	(3,321)	(28,827)	2,389	(2,488)	(1,267,656)	59,432	(36,487)	611

Net increase in net assets from operations	6,986	6,345	387	12,123	4,758	2,673	(761,097)	62,356	(11,846)	1,562

From Variable Life Policy Transactions
Policyholders’ net premiums	67,673	21,908	25,897	113,747	13,663	524	469,088	160,885	301,657	2,096
Cost of insurance and administrative charges	(25,632)	(8,743)	(9,576)	(37,453)	(10,612)	(2,436)	(118,278)	(44,325)	(8,066)	(2,343)
Surrenders and forfeitures	(8,933)	(543)	(456)	(3,811)	(750)	(1)	(15,225)	(3,292)	—	(661)
Transfers between portfolios and the Guaranteed Account	11,302	26,401	12,910	36,921	27,747	(4,280)	1,304,168	22,084	73,532	55,170
Net (withdrawals) repayments due to policy loans	(243)	3	(232)	(245)	(424)	(412)	(9,118)	(15,487)	—	—
Withdrawals due to death benefits	—	—	—	—	(3,070)	—	(2,396)	(4,001)	—	—

Net (decrease) increase in net assets derived from policy transactions	44,167	39,026	28,543	109,159	26,554	(6,605)	1,628,239	115,864	367,123	54,262

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(12)	(7)	(6)	(18)	(8)	(6)	6,556	(34)	(13,086)	(7)

Total increase (decrease) in net assets	51,141	45,364	28,924	121,264	31,304	(3,938)	873,698	178,186	342,191	55,817
Net Assets
Beginning of year	195,777	83,695	68,706	288,818	85,044	50,945	3,456,488	478,725	61,694	4,238

End of year	$246,918	$129,059	$97,630	$410,082	$116,348	$47,007	$4,330,186	$656,911	$403,885	$60,055

Changes in Units
Beginning units	1,193	745	514	1,480	677	304	10,173	3,918	390	41

Units purchased	470	440	293	731	384	6	7,131	1,507	2,860	541
Units sold	(210)	(101)	(84)	(212)	(150)	(35)	(1,477)	(609)	(81)	(29)

Ending units	1,453	1,084	723	1,999	911	275	15,827	4,816	3,169	553

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements
   December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VLI Separate Account A (Separate Account) was established by Nationwide Life and Annuity Company of America or NLACA under the provisions of Delaware law and commenced operations on February 1, 1995. NLACA is a wholly-owned subsidiary of Nationwide Life Insurance Company of America. The Separate Account is an investment account to which assets are allocated to support the benefits payable under flexible premium adjustable variable life insurance policies (the Policies).

As of December 31, 2008, Nationwide Life and Annuity Company of America no longer sells variable life contacts. The Policies were distributed principally through personal producing general agents and brokers.

NLACA has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of one hundred and thirty-four subaccounts:

Nationwide Variable Insurance Trust:
     NVIT Nationwide Fund Class IV
     NVIT Money Market Fund Class IV
     NVIT Government Bond Fund Class IV
     JP Morgan NVIT Balanced Fund Class IV
     NVIT Mid Cap Growth Fund Class IV
     NVIT Multi-Manager International Value Fund Class IV
          (Formerly NVIT International Value Fund Class IV)
     NVIT Growth Fund Class IV
     Van Kampen NVIT Comstock Value Fund Class IV
     NVIT Multi-Manager Small Company Fund Class IV
          (Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
     NVIT Multi-Manager Small Cap Value Fund Class IV
     NVIT S&P 500 Index Fund Class IV
     NVIT Government Bond Fund Class I
     NVIT Investor Destinations Aggressive Fund Class II
     NVIT Investor Destinations Conservative Fund Class II
     NVIT Investor Destinations Moderate Fund Class II
     NVIT Investor Destinations Moderately Aggressive Fund Class II
     NVIT Investor Destinations Moderately Conservative Fund Class II
     Gartmore NVIT Emerging Markets Fund Class I
     NVIT Mid Cap Index Fund Class I
     Federated NVIT High Income Bond Fund Class I
     NVIT Global Financial Services Fund Class I
     NVIT Health Sciences Fund Class I
          (Formerly NVIT Global Health Sciences Fund Class I)
     NVIT Technology and Communications Fund Class I
          (Formerly NVIT Global Technology and Communications Fund Class I)
     Gartmore NVIT Global Utilities Fund Class I
     NVIT Multi-Manager Small Cap Growth Fund Class I
     NVIT U.S. Growth Leaders Fund Class I
     NVIT Multi Sector Bond Fund Class I

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

     NVIT Multi-Manager International Value Fund Class III
     Gartmore NVIT Emerging Markets Fund Class III
     NVIT Global Financial Services Fund Class III
     NVIT Health Sciences Fund Class III
          (Formerly NVIT Global Health Sciences Fund Class III)
     NVIT Technology and Communications Fund Class III
          (Formerly NVIT Global Technology and Communications Fund Class III)
     Gartmore NVIT Global Utilities Fund Class III
     Federated NVIT High Income Bond Fund Class III
     Van Kampen NVIT Real Estate Fund Class I
     American Funds NVIT Asset Allocation Fund Class II
     American Funds NVIT Bond Fund Class II
     American Funds NVIT Global Growth Fund Class II
     American Funds NVIT Growth Fund Class II
     American Funds NVIT Growth-Income Fund Class II
     NVIT Cardinal Moderate Fund I
     NVIT Multi-Manager International Growth Fund Class III
     NVIT Multi-Manager Mid Cap Growth Fund Class I

Fidelity Variable Insurance Products Fund:
     Fidelity VIP Equity-Income Portfolio: Initial Class
     Fidelity VIP Growth Portfolio: Initial Class
     Fidelity VIP High Income Portfolio: Initial Class
     Fidelity VIP Overseas Portfolio: Initial Class
     Fidelity VIP Overseas Portfolio: Initial Class R
     Fidelity VIP Equity-Income Portfolio: Service Class
     Fidelity VIP Growth Portfolio: Service Class
     Fidelity VIP Overseas Portfolio: Service Class
     Fidelity VIP Overseas Portfolio: Service Class R
     Fidelity VIP High Income Portfolio: Initial Class R

Fidelity Variable Insurance Products Fund II:
     Fidelity VIP II Asset Manager Portfolio: Initial Class
     Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
     Fidelity VIP II Contrafund Portfolio: Initial Class
     Fidelity VIP II Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III:
     Fidelity VIP III Mid Cap Portfolio: Service Class
     Fidelity VIP III Value Strategies Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV:
     Fidelity VIP IV Energy Portfolio: Service Class 2
     Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class
     Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class

Lehman Brothers Advisers Management Trust:
     Lehman Brothers AMT Short Duration Bond Portfolio — I Class

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

Neuberger Berman Advisers Management Trust:
     Neuberger Berman AMT Partners Portfolio I Class
     Neuberger Berman AMT Fasciano Portfolio — S Class
     Neuberger Berman AMT Mid Cap Growth Portfolio — I Class
     Neuberger Berman AMT Socially Responsive Portfolio — I Class
     Neuberger Berman AMT International Portfolio — S Class
     Neuberger Berman AMT Regency Portfolio — S Class

Van Eck Worldwide InsuranceTrust:
     Van Eck Worldwide Bond Fund: Initial Class
     Van Eck Worldwide Hard Assets Fund: Initial Class
     Van Eck Worldwide Emerging Markets Fund: Initial Class
     Van Eck Worldwide Real Estate Portfolio: Initial Class
     Van Eck Worldwide Bond Fund: Class R
     Van Eck Worldwide Hard Assets Fund: Class R
     Van Eck Worldwide Emerging Markets Fund: Class R
     Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
     Alger American Small Capitalization Portfolio: Class O Shares

Wells Fargo Advantage Variable Trust Funds:
     Wells Fargo Advantage VT Discovery Fund
     Wells Fargo VT Opportunity Fund — Investor Class

Dreyfus Variable Investment Fund:
     Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares
     Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares

Dreyfus Investment Portfolios:
     Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares

Dreyfus Stock Index Fund, Inc.:
     Dreyfus Stock Index Fund, Inc.: Initial Shares

American Century Variable Portfolios, Inc.:
     American Century VP International Fund: Class I
     American Century VP Ultra Fund: Class I
     American Century VP Value Fund: Class I
     American Century VP Income and Growth Fund: Class I
     American Century VP International Fund: Class III
     American Century VP Mid Cap Value Fund: Class I
     American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.:
     American Century VP Inflation Protection Fund: Class II

Janus Aspen Series:
     Janus Aspen Series — Forty Portfolio — Service Shares
     Janus Aspen Series — International Growth Portfolio: Service Shares

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

     Janus Aspen Series — Global Technology Portfolio: Service Shares
     Janus Aspen Series — Balanced Portfolio: Service Shares
     Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares
     Janus Aspen Series — International Growth Portfolio: Service II Shares
     Janus Aspen Series — Global Technology Portfolio: Service II Shares

Oppenheimer Variable Account Funds:
     Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
     Oppenheimer Global Securities Fund/VA: Non-Service Shares
     Oppenheimer Main Street Fund/VA: Non-Service Shares
     Oppenheimer High Income Fund/VA: Non-Service Shares
     Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares
     Oppenheimer Global Securities Fund/VA: Class 3
     Oppenheimer High Income Fund/VA: Class 3

AIM Variable Insurance Funds:
     AIM V.I. Basic Value Fund: Series I Shares
     AIM V.I. Capital Appreciation Fund: Series I Shares
     AIM V.I. Capital Development Fund: Series I Shares

Federated Insurance Series:
     Federated Quality Bond Fund II: Primary Shares
     Federated American Leaders Fund II: Primary Shares
     Federated Capital Appreciation Fund II: Primary Shares

Franklin Templeton Variable Insurance Products Trust:
     Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1
     Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1
     Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1
     Franklin Templeton VIP Templeton Developing Markets Securities Fund - Class 3
     Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3

AllianceBernstein Variable Products Series Fund Inc:
     AllianceBernstein Growth and Income Portfolio: Class A
     AllianceBernstein Small / Mid Cap Value Portfolio: Class A

MFS Variable Insurance Trust:
     MFS Investors Growth Stock Series: Initial Class
     MFS Value Series: Initial Class

Putnam Variable Trust:
     Putnam VT Growth & Income Fund: Class IB
     Putnam VT International Equity Fund: Class IB
     Putnam VT Voyager Fund: Class IB

Vanguard Variable Insurance Fund:
     Vanguard Equity Income Portfolio
     Vanguard Total Bond Market Index Portfolio
     Vanguard High Yield Bond Portfolio

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

1.	Organization, continued

     Vanguard Mid Cap Index Portfolio

Van Kampen — The Universal Institutional Funds, Inc.:
     Van Kampen Core Plus Fixed Income Portfolio: Class I
     Van Kampen Emerging Markets Debt Portfolio: Class I
     Van Kampen U.S. Real Estate Portfolio: Class I

T Rowe Price:
     T Rowe Price Blue Chip Growth Portfolio — Class II
     T Rowe Price Equity Income Portfolio — Class II
     T Rowe Price Limited Term Bond Portfolio — Class II

The policyholder’s equity is affected by the investment results of each fund, equity transactions by policyholders and certain contract expenses (see note 5).

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as policyholders’ net premiums in the statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies. The Separate Account’s assets are the property of NLACA.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of NLACA’s general account.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable life policy and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of NLACA. Under the provisions of the policies, NLACA has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. NLACA does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and policy transactions during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by NLACA’s general account.

4.	Policy Loans

Policy provisions allow policyholders to borrow up to the policy’s non-loaned surrender value. Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to NLACA’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by NLACA’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

5.	Expense and Related Party Transactions

Deductions from Premiums

NLACA makes certain deductions from premiums before amounts are allocated to each subaccount selected by the policyholder. The deductions may include (1) state premium taxes (0 — 4% of premium payments depending on the Insured state of residence), (2) sales charges and (3) Federal tax charges (1.5 — 6% of premiums). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

Mortality and Expense Charges

In addition to the aforementioned charges, a daily charge will be deducted from the Separate Account for mortality and expense risks assumed by NLACA. The charge is deducted at an annual rate of 0.65% to 0.95% of the average daily net assets of the Separate Account. These charges are assessed through the daily unit value calculation.

Cost of Insurance

Each subaccount is also charged monthly by NLACA for the cost of insurance protection, which is based on a number of variables such as issue age, sex, premium class, policy year and net amount at risk (death benefit less total policy account value). The amount of the charge is computed based upon the amount of insurance provided during the year and the insured’s attained age. The cost of insurance charge is assessed monthly against each policy by liquidating units.

Administrative Charges

Additional recurring monthly deductions may be made for (1) administrative charges ($7.50), (2) first year policy charges ($5 - $17.50) and (3) supplementary charges (ranging from $0 - $0.11 per $1,000 of face amount). Optional monthly deductions for additional riders may be made for (1) disability benefit waiver benefit which waives monthly deductions in the event of disability ($.01 - $1.76 per $1,000 of net amount at risk), (2) disability waiver of premium benefit waives agreed upon premium in the event of disability (2% to 23.2% of agreed upon premium amount), (3) children’s term insurance rider which provides a death benefit for a covered child ($.52 per $1,000 of coverage), (4) additional insurance benefit rider or term insurance rider ($.02 - $115.10 per $1,000 of coverage for single life policies and $0 - $20.79 for survivorship policies), (5) convertible term life insurance rider for term insurance on someone other than the primary insured individual ($.06 - $113.17 per $1,000 of rider coverage), (6) minimum death benefit which guarantees a death benefit if specified premiums are paid ($.01 per $1,000 of Guaranteed Minimum Death Benefit), (7) long term care accelerated benefit which pays an accelerated death benefit in the event of a covered illness ($.02 - $3.24 per $1,000 of net amount at risk), (8) long term care waiver benefit waives monthly deductions in the event of a covered illness ($.01 - $3.47 per $1,000 of net amount at risk), (9) long term care extended insurance benefit rider provides additional benefits after accelerated benefits are exhausted ($.01 - $8.72 per $1,000 of rider coverage) and (10) Four years survivorship term life insurance provides additional death benefits in the first four years of the policy ($.03 - $.15 per $1,000 of rider coverage). A face amount increase charge is made upon an increase in face amount ($60-$100 plus $0.50-$1 per $1,000 of face amount increase). During any given policy year, the first twelve transfers by a policyholder of amounts in the subaccounts are free of charge.

A fee of $25 is assessed for each additional transfer. These fees are assessed against each policy by liquidating units and are included in the statements of changes in net assets. The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

5.	Expense and Related Party Transactions, continued

Administrative Charges, continued

the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered or lapses within the first 10-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge is assessed. The deferred administrative charge ranges from $2.00-$5.00 per $1,000 face amount. The deferred sales load charge ranges from 7-35% of premiums paid up to the sales surrender cap. A deferred sales charge will be imposed if a policy is surrendered or lapses at any time within 10 — 15 years after the effective date of an increase in face amount (similar charges applied for surrenders/lapses for the initial face amount are applied to the premiums related to the increase in face amount). A portion of the deferred sales charge will be deducted if the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges totaled $669,642 and $726,112 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $4,844 and $1,010 for the years ended December 31, 2008 and 2007, respectively.

NLACA, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the policies and other policies issued by NLACA (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay NLACA more than others. NLACA also may receive 12b-1 fees.

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

6.	Fair Value Measurement, continued

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$140,907,421	$0	$140,907,421

Accounts Receivable of $0 and Accounts Payable of $1 are measured at settlement value which approximates the fair value due to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

(7)	Financial Highlights

NLACA offers several variable life products through the Separate Account that have unique combinations of features and fees that are assessed to the policyholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and policyholders’ equity for variable life contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	6,000	$200.90 to $322.02	$1,713,552	1.43%	0.65% to 0.75%	-41.99% to -41.93%
NVIT Money Market Fund Class IV	31,515	$168.77 to $307.52	$6,287,592	2.02%	0.65% to 0.75%	1.38% to 1.49%
NVIT Government Bond Fund Class IV	5,271	$256.19 to $429.06	$1,931,076	4.16%	0.65% to 0.75%	6.81% to 6.92%
JP Morgan NVIT Balanced Fund Class IV	2,889	$227.22 to $359.50	$867,064	2.73%	0.65% to 0.75%	-26.11% to -26.04%
NVIT Mid Cap Growth Fund Class IV	9,203	$278.05 to $439.94	$3,232,475	0.00%	0.65% to 0.75%	-46.51% to -46.45%
NVIT Multi-Manager International Value Fund Class IV	5,304	$205.04 to $355.68	$1,664,155	1.76%	0.65% to 0.75%	-46.75% to -46.70%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

NVIT Growth Fund Class IV	17,747	$73.34 to $148.26	$1,664,220	0.27%	0.65% to 0.75%	-39.24% to -39.18%
Van Kampen NVIT Comstock Value Fund Class IV	16,577	$92.30 to $186.57	$1,800,612	2.08%	0.65% to 0.75%	-37.44% to -37.37%
NVIT Multi-Manager Small Company Fund Class IV	13,930	$100.60 to $203.36	$1,585,831	0.83%	0.65% to 0.75%	-38.65% to -38.59%
NVIT Multi-Manager Small Cap Value Fund Class IV	12,067	$108.86 to $220.05	$1,586,436	1.10%	0.65% to 0.75%	-32.78% to -32.71%
NVIT S&P 500 Index Fund Class IV	52,351	$228.04 to $430.41	$16,102,865	1.92%	0.65% to 0.75%	-37.76% to -37.70%
NVIT Government Bond Fund Class I	447	$125.80	$56,198	4.69%	0.75%	6.91%
NVIT Investor Destinations Aggressive Fund Class II	3,736	$117.19 to $237.67	$438,408	2.15%	0.65% to 0.75%	-37.32% to -37.25%
NVIT Investor Destinations Conservative Fund Class II	3,964	$116.69 to $232.52	$462,686	3.40%	0.65% to 0.75%	-6.73% to -6.63%
NVIT Investor Destinations Moderate Fund Class II	7,383	$117.08 to $235.20	$1,117,234	2.86%	0.65% to 0.75%	-23.77% to -23.69%
NVIT Investor Destinations Moderately Aggressive Fund Class II	9,610	$117.77 to $238.10	$1,297,614	2.51%	0.65% to 0.75%	-31.90% to -31.84%
NVIT Investor Destinations Moderately Conservative Fund Class II	1,450	$117.20 to $234.29	$173,048	3.16%	0.65% to 0.75%	-15.68% to -15.59%
Gartmore NVIT Emerging Markets Fund Class I	550	$208.00 to $418.37	$211,701	1.24%	0.65% to 0.75%	-58.08% to -58.04%
NVIT Mid Cap Index Fund Class I	10,511	$123.23 to $247.87	$1,569,051	1.29%	0.65% to 0.75%	-36.94% to -36.88%
Federated NVIT High Income Bond Fund Class I	88	$98.66 to $198.45	$14,948	9.09%	0.65% to 0.75%	-28.53% to -28.46%
NVIT Global Financial Services Fund Class I	147	$110.92 to $223.10	$32,551	1.97%	0.65% to 0.75%	-46.68% to -46.62%
NVIT Health Sciences Fund Class I	563	$122.56 to $246.51	$125,543	0.31%	0.65% to 0.75%	-25.77% to -25.70%
NVIT Technology and Communications Fund Class I	446	$95.24 to $191.57	$79,642	0.00%	0.65% to 0.75%	-48.96% to -48.90%
Gartmore NVIT Global Utilities Fund Class I	208	$176.91 to $355.83	$74,031	2.53%	0.65% to 0.75%	-33.44% to -33.37%
NVIT Multi-Manager Small Cap Growth Fund Class I	1,498	$90.05 to $181.13	$141,595	0.00%	0.65% to 0.75%	-46.82% to -46.77%
NVIT U.S. Growth Leaders Fund Class I	2,091	$115.93 to $233.19	$274,015	0.00%	0.65% to 0.75%	-41.73% to -41.67%
NVIT Multi Sector Bond Fund Class I	2,376	$100.62 to $202.39	$243,920	7.52%	0.65% to 0.75%	-17.91% to -17.83%
NVIT Multi-Manager International Value Fund Class III	8,118	$85.24	$691,977	1.83%	0.75%	-46.73%
Gartmore NVIT Emerging Markets Fund Class III	3,348	$127.54	$427,107	1.20%	0.75%	-58.15%
NVIT Global Financial Services Fund Class III	85	$81.08	$6,911	2.01%	0.75%	-46.62%
NVIT Health Sciences Fund Class III	1,005	$90.52	$90,967	0.29%	0.75%	-25.79%
NVIT Technology and Communications Fund Class III	1,266	$72.24	$91,429	0.00%	0.75%	-48.97%
Gartmore NVIT Global Utilities Fund Class III	672	$145.50	$97,847	3.27%	0.75%	-33.40%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Federated NVIT High Income Bond Fund Class III	429	$84.13	$36,075	9.42%	0.75%	-28.64%
Van Kampen NVIT Real Estate Fund Class I	30	$56.18	$1,673	1.68%	0.75%	-43.82%	(a)
American Funds NVIT Asset Allocation Fund Class II	25,960	$77.13	$2,002,259	2.50%	0.75%	-30.30%
American Funds NVIT Bond Fund Class II	168	$95.88	$16,114	4.61%	0.75%	-10.55%
American Funds NVIT Global Growth Fund Class II	1,291	$74.58	$96,280	2.40%	0.75%	-39.10%
American Funds NVIT Growth Fund Class II	4,281	$63.42	$271,462	2.02%	0.75%	-44.63%
American Funds NVIT Growth-Income Fund Class II	81	$60.51	$4,879	3.81%	0.75%	-38.53%
NVIT Cardinal Moderate Fund I	38	$75.89	$2,881	0.64%	0.75%	-24.11%	(a)
NVIT Multi-Manager Mid Cap Growth Fund Class I	20	$62.48	$1,238	0.00%	0.75%	-37.52%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	22,801	$216.20 to $389.21	$6,910,462	2.42%	0.65% to 0.75%	-43.08% to -43.03%
Fidelity VIP Growth Portfolio: Initial Class	39,068	$186.82 to $365.25	$9,962,729	0.82%	0.65% to 0.75%	-47.56% to -47.51%
Fidelity VIP High Income Portfolio: Initial Class	6,421	$130.21 to $263.36	$1,308,917	8.52%	0.65% to 0.75%	-25.55% to -25.47%
Fidelity VIP Overseas Portfolio: Initial Class	13,407	$147.69 to $325.88	$3,785,699	2.59%	0.65% to 0.75%	-44.23% to -44.17%
Fidelity VIP Overseas Portfolio: Initial Class R	28,589	$99.84	$2,854,329	2.84%	0.75%	-44.23%
Fidelity VIP Equity-Income Portfolio: Service Class	2,976	$97.91	$291,378	2.90%	0.75%	-43.13%
Fidelity VIP Growth Portfolio: Service Class	2,436	$93.85	$228,586	0.80%	0.75%	-47.63%
Fidelity VIP Overseas Portfolio: Service Class	33	$139.64	$4,591	2.51%	0.75%	-44.28%
Fidelity VIP Overseas Portfolio: Service Class R	1,475	$99.37	$146,543	3.03%	0.75%	-44.30%
Fidelity VIP High Income Portfolio: Initial Class R	3,201	$73.37	$234,856	9.28%	0.75%	-25.44%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	9,062	$183.07 to $365.67	$2,437,327	2.75%	0.65% to 0.75%	-29.25% to -29.18%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	14,146	$200.61 to $403.28	$3,875,122	4.28%	0.65% to 0.75%	-3.97% to -3.88%
Fidelity VIP II Contrafund Portfolio: Initial Class	45,450	$199.47 to $404.02	$11,989,117	1.00%	0.65% to 0.75%	-42.94% to -42.89%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	513	$113.05	$57,992	3.52%	0.75%	-4.07%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	14,481	$156.60 to $314.98	$2,700,803	0.36%	0.65% to 0.75%	-39.96% to -39.90%
Fidelity VIP III Value Strategies Portfolio: Service Class	1,726	$100.32 to $201.78	$178,743	0.70%	0.65% to 0.75%	-51.54% to -51.49%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	10,899	$101.82	$1,109,753	0.00%	0.75%	-54.75%
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	93	$93.95	$8,776	2.79%	0.75%	-25.64%
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	378	$85.89	$32,506	2.02%	0.75%	-38.54%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	5,419	$143.89 to $286.22	$1,191,262	4.42%	0.65% to 0.75%	-14.08% to -13.99%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	9,718	$76.35 to $154.33	$1,293,903	0.53%	0.65% to 0.75%	-52.75% to -52.70%
Neuberger Berman AMT Fasciano Portfolio — S Class	36	$89.07 to $179.15	$3,592	0.00%	0.65% to 0.75%	-39.93% to -39.87%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	319	$124.64 to $250.70	$47,833	0.00%	0.65% to 0.75%	-43.79% to -43.74%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	34,695	$106.37 to $213.96	$4,379,074	2.22%	0.65% to 0.75%	-39.90% to -39.84%
Neuberger Berman AMT International Portfolio — S Class	12,547	$78.02	$978,954	0.00%	0.75%	-46.84%
Neuberger Berman AMT Regency Portfolio — S Class	13,973	$70.11	$979,682	0.99%	0.75%	-46.35%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	1,759	$208.65 to $412.63	$640,797	8.71%	0.65% to 0.75%	2.83% to 2.94%
Van Eck Worldwide Hard Assets Fund: Initial Class	2,520	$253.19 to $557.66	$1,316,379	0.32%	0.65% to 0.75%	-46.53% to -46.47%
Van Eck Worldwide Emerging Markets Fund: Initial Class	8,548	$116.71 to $236.41	$1,691,768	0.00%	0.65% to 0.75%	-65.04% to -65.01%
Van Eck Worldwide Real Estate Portfolio: Initial Class	1,632	$122.03 to $246.68	$293,822	5.44%	0.65% to 0.75%	-55.45% to -55.41%
Van Eck Worldwide Bond Fund: Class R	2,264	$128.06	$289,963	5.44%	0.75%	2.93%
Van Eck Worldwide Hard Assets Fund: Class R	2,176	$179.74	$391,156	0.27%	0.75%	-46.50%
Van Eck Worldwide Emerging Markets Fund: Class R	4,388	$109.66	$481,203	0.00%	0.75%	-65.01%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Real Estate Portfolio: Class R	2,304	$89.83	$207,011	5.67%	0.75%	-55.44%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	29,769	$86.36 to $174.93	$3,744,557	0.00%	0.65% to 0.75%	-47.00% to -46.95%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	14,620	$46.62 to $94.06	$772,975	0.00%	0.65% to 0.75%	-44.77% to -44.72%
Wells Fargo VT Opportunity Fund — Investor Class	6,287	$82.54 to $166.52	$551,933	1.91%	0.65% to 0.75%	-40.55% to -40.49%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	2,314	$94.96 to $191.20	$263,322	2.06%	0.65% to 0.75%	-30.08% to -30.01%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	623	$83.89 to $168.73	$60,923	0.88%	0.65% to 0.75%	-38.06% to -38.00%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	6,486	$131.91 to $267.55	$901,307	0.84%	0.65% to 0.75%	-31.43% to -31.36%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	4,534	$103.97 to $209.12	$492,880	2.19%	0.65% to 0.75%	-37.61% to -37.55%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	947	$102.36 to $206.08	$182,664	0.84%	0.65% to 0.75%	-45.24% to -45.18%
American Century VP Ultra Fund: Class I	2,843	$74.70 to $150.40	$226,053	0.00%	0.65% to 0.75%	-41.92% to -41.86%
American Century VP Value Fund: Class I	27,858	$106.60 to $214.63	$3,741,114	2.48%	0.65% to 0.75%	-27.32% to -27.25%
American Century VP Income and Growth Fund: Class I	800	$105.97 to $217.87	$85,338	1.97%	0.65% to 0.75%	-35.08% to -35.01%
American Century VP International Fund: Class III	2,777	$101.18	$280,941	0.83%	0.75%	-45.24%
American Century VP Mid Cap Value Fund: Class I	451	$97.94	$44,194	0.06%	0.75%	-24.91%
American Century VP Vista Fund: Class I	507	$87.30	$44,251	0.00%	0.75%	-49.01%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	1,939	$116.37 to $234.08	$324,407	4.83%	0.65% to 0.75%	-2.33% to -2.23%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	3,513	$111.25 to $223.98	$461,018	0.01%	0.65% to 0.75%	-44.73% to -44.67%
Janus Aspen Series — International Growth Portfolio: Service Shares	3,537	$140.34 to $282.55	$987,901	2.75%	0.65% to 0.75%	-52.59% to -52.54%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series — Global Technology Portfolio: Service Shares	211	$82.18 to $165.46	$31,301	0.10%	0.65% to 0.75%	-44.39% to -44.34%
Janus Aspen Series — Balanced Portfolio: Service Shares	2,055	$125.99 to $253.40	$303,866	2.87%	0.65% to 0.75%	-16.69% to -16.60%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	111	$115.14 to $231.58	$14,124	0.69%	0.65% to 0.75%	-36.72% to -36.65%
Janus Aspen Series — International Growth Portfolio: Service II Shares	11,445	$131.59	$1,506,018	2.71%	0.75%	-52.57%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	35	$83.90	$2,903	0.09%	0.75%	-44.32%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	6,460	$75.49 to $151.98	$596,773	0.15%	0.65% to 0.75%	-45.93% to -45.87%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	1,787	$108.42 to $218.30	$352,503	1.47%	0.65% to 0.75%	-40.64% to -40.58%
Oppenheimer Main Street Fund/VA: Non-Service Shares	4,285	$84.79 to $170.72	$454,985	1.51%	0.65% to 0.75%	-38.93% to -38.87%
Oppenheimer High Income Fund/VA: Non-Service Shares	494	$27.85 to $56.03	$15,528	9.88%	0.65% to 0.75%	-78.83% to -78.81%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,466	$123.24 to $247.89	$1,675,924	0.51%	0.65% to 0.75%	-38.29% to -38.23%
Oppenheimer Global Securities Fund/VA: Class 3	11,025	$96.35	$1,062,309	1.50%	0.75%	-40.64%
Oppenheimer High Income Fund/VA: Class 3	2,571	$20.14 to $40.35	$53,708	6.78%	0.65% to 0.75%	-79.05% to -79.03%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	1,028	$81.55 to $164.02	$94,465	0.97%	0.65% to 0.75%	-52.13% to -52.08%
AIM V.I. Capital Appreciation Fund: Series I Shares	1,141	$94.38 to $189.84	$113,816	0.00%	0.65% to 0.75%	-42.92% to -42.87%
AIM V.I. Capital Development Fund: Series I Shares	1,213	$107.99 to $217.20	$143,640	0.00%	0.65% to 0.75%	-47.42% to -47.37%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	1,348	$107.80 to $209.62	$172,350	6.20%	0.65% to 0.75%	-7.98% to -7.89%
Federated American Leaders Fund II: Primary Shares	17	$97.25 to $195.62	$1,691	1.81%	0.65% to 0.75%	-34.29% to -34.22%
Federated Capital Appreciation Fund II: Primary Shares	178	$114.03 to $229.36	$31,690	0.33%	0.65% to 0.75%	-29.90% to -29.82%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	14,177	$133.42 to $268.36	$2,251,374	1.45%	0.65% to 0.75%	-33.37% to -33.31%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	4,349	$113.89 to $229.08	$587,843	2.05%	0.65% to 0.75%	-27.49% to -27.42%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	609	$140.65 to $282.89	$138,175	2.57%	0.65% to 0.75%	-40.68% to -40.62%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	7,028	$97.25	$683,453	2.86%	0.75%	-53.03%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	2,346	$127.92	$300,040	3.19%	0.75%	5.41%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	2,258	$102.06 to $205.28	$316,727	2.13%	0.65% to 0.75%	-41.05% to -40.99%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	2,749	$126.44 to $254.31	$619,243	0.76%	0.65% to 0.75%	-36.06% to -35.99%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	792	$95.90 to $192.88	$79,855	0.58%	0.65% to 0.75%	-37.35% to -37.28%
MFS Value Series: Initial Class	4,386	$128.01 to $257.48	$673,808	1.03%	0.65% to 0.75%	-33.09% to -33.02%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	670	$92.96 to $186.97	$62,259	2.21%	0.65% to 0.75%	-39.16% to -39.09%
Putnam VT International Equity Fund: Class IB	268	$124.05 to $249.51	$42,250	2.21%	0.65% to 0.75%	-44.37% to -44.31%
Putnam VT Voyager Fund: Class IB	524	$88.35 to $177.71	$46,528	0.00%	0.65% to 0.75%	-37.50% to -37.44%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	1,913	$116.30	$222,433	3.11%	0.95%	-31.57%
Vanguard Total Bond Market Index Portfolio	1,145	$124.10	$142,040	4.08%	0.95%	4.23%
Vanguard High Yield Bond Portfolio	920	$104.43	$96,062	7.30%	0.95%	-22.69%
Vanguard Mid Cap Index Portfolio	2,759	$118.23	$326,186	1.43%	0.95%	-42.37%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	807	$104.78 to $210.75	$87,633	5.61%	0.65% to 0.75%	-10.88% to -10.79%
Van Kampen Emerging Markets Debt Portfolio: Class I	266	$135.64 to $272.83	$38,968	7.12%	0.65% to 0.75%	-15.61% to -15.53%
Van Kampen U.S. Real Estate Portfolio: Class I	15,231	$140.54 to $282.67	$2,520,226	3.42%	0.65% to 0.75%	-38.36% to -38.30%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	6,485	$77.64	$503,488	0.12%	0.75%	-43.08%
T Rowe Price Equity Income Portfolio — Class II	3,139	$80.62	$253,095	2.19%	0.75%	-36.74%
T Rowe Price Limited Term Bond Portfolio — Class II	573	$109.25	$62,600	3.73%	0.75%	0.55%

Total Policyholders’ Equity			$140,739,458

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	6,616	$346.30 to $554.54	$3,262,749	1.05%	0.65% to 0.75%	7.37% to 7.48%
Nationwide NVIT Money Market Fund — Class IV	22,816	$166.47 to $303.01	$4,577,949	4.79%	0.65% to 0.75%	4.14% to 4.25%
Nationwide NVIT Government Bond Fund — Class IV	5,753	$239.85 to $401.30	$2,041,040	4.49%	0.65% to 0.75%	6.46% to 6.57%
JP Morgan NVIT Balanced Fund — Class IV	3,612	$307.54 to $486.07	$1,426,873	2.19%	0.65% to 0.75%	3.86% to 3.97%
Nationwide NVIT Mid Cap Growth Fund — Class IV	9,652	$519.78 to $821.58	$6,384,258	0.00%	0.65% to 0.75%	8.22% to 8.33%
Nationwide NVIT International Value Fund Class IV	6,311	$385.05 to $667.27	$3,698,150	2.10%	0.65% to 0.75%	2.12% to 2.23%
Nationwide NVIT Growth Fund — Class IV	19,818	$120.71 to $243.77	$3,157,171	0.18%	0.65% to 0.75%	18.66% to 18.78%
Van Kampen NVIT Comstock Value Fund — Class IV	17,693	$147.52 to $297.91	$3,157,656	1.64%	0.65% to 0.75%	-2.92% to -2.82%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	15,125	$163.98 to $331.15	$2,828,267	0.11%	0.65% to 0.75%	1.39% to 1.49%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	13,823	$161.94 to $327.02	$2,723,747	1.19%	0.65% to 0.75%	-7.62% to -7.53%
Nationwide NVIT S&P 500 Index Fund — Class IV	54,941	$366.38 to $690.83	$27,418,921	1.60%	0.65% to 0.75%	4.32% to 4.43%
Nationwide NVIT Government Bond Fund — Class I	259	$117.66	$30,518	4.47%	0.75%	6.35%
Nationwide NVIT Investor Destinations Aggressive Fund — Class II	3,126	$186.96 to $378.78	$588,276	1.95%	0.65% to 0.75%	5.16% to 5.27%
Nationwide NVIT Investor Destinations Conservative Fund — Class II	2,362	$125.10 to $249.04	$295,735	4.50%	0.65% to 0.75%	4.59% to 4.69%
Nationwide NVIT Investor Destinations Moderate Fund — Class II	10,587	$153.58 to $308.23	$2,027,206	2.98%	0.65% to 0.75%	4.87% to 4.97%
Nationwide NVIT Investor Destinations Moderately Aggressive Fund — Class II	8,992	$172.95 to $349.30	$1,825,841	2.27%	0.65% to 0.75%	5.35% to 5.46%
Nationwide NVIT Investor Destinations Moderately Conservative Fund — Class II	1,503	$139.00 to $277.57	$212,639	3.59%	0.65% to 0.75%	5.06% to 5.17%
Gartmore NVIT Emerging Markets Fund — Class I	577	$496.17 to $996.98	$513,488	0.70%	0.65% to 0.75%	44.49% to 44.63%
Nationwide NVIT Mid Cap Index Fund — Class I	10,807	$195.42 to $392.66	$2,568,793	1.36%	0.65% to 0.75%	6.75% to 6.86%
Federated NVIT High Income Bond Fund — Class I	124	$138.05 to $277.38	$25,225	7.29%	0.65% to 0.75%	2.36% to 2.46%
Nationwide NVIT Global Financial Services Fund — Class I	145	$208.01 to $417.96	$59,880	3.09%	0.65% to 0.75%	-1.80% to -1.70%
Nationwide NVIT Global Health Sciences Fund — Class I	735	$165.12 to $331.78	$225,208	0.06%	0.65% to 0.75%	12.31% to 12.42%
Nationwide NVIT Global Technology and Communications Fund — Class I	454	$186.59 to $374.92	$152,415	0.00%	0.65% to 0.75%	19.19% to 19.31%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore NVIT Global Utilities Fund — Class I	531	$265.80 to $534.08	$283,431	3.45%	0.65% to 0.75%	19.53% to 19.65%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class I	1,748	$169.33 to $340.25	$327,040	0.00%	0.65% to 0.75%	8.93% to 9.04%
Nationwide NVIT U.S. Growth Leaders Fund — Class I	1,859	$198.96 to $399.79	$423,813	0.00%	0.65% to 0.75%	21.57% to 21.69%
Van Kampen NVIT Multi Sector Bond Fund — Class I	2,058	$122.58 to $246.30	$279,246	4.21%	0.65% to 0.75%	3.84% to 3.94%
Nationwide NVIT International Value Fund — Class III	6,461	$160.03	$1,029,259	1.95%	0.75%	2.16%
Gartmore NVIT Emerging Markets Fund — Class III	3,138	$304.73	$956,086	0.70%	0.75%	44.46%
Nationwide NVIT Global Financial Services Fund — Class III	86	$151.88	$13,024	2.17%	0.75%	-1.86%
Nationwide NVIT Global Health Sciences Fund — Class III	1,495	$121.98	$178,749	0.04%	0.75%	12.38%
Nationwide NVIT Global Technology and Communications Fund — Class III	1,185	$141.56	$162,309	0.00%	0.75%	19.28%
Gartmore NVIT Global Utilities Fund — Class III	667	$218.48	$145,806	2.49%	0.75%	19.49%
Federated NVIT High Income Bond Fund — Class III	324	$117.89	$38,187	7.85%	0.75%	2.39%
American Funds NVIT Asset Allocation Fund — Class II	28,505	$110.66	$3,154,362	1.94%	0.75%	5.34%
American Funds NVIT Bond Fund — Class II	21	$107.18	$2,206	10.26%	0.75%	2.21%
American Funds NVIT Global Growth Fund — Class II	1,400	$122.45	$171,442	2.66%	0.75%	13.51%
American Funds NVIT Growth Fund — Class II	3,623	$114.53	$414,918	0.68%	0.75%	11.06%
American Funds NVIT Growth — Income Fund — Class II	14	$98.43	$1,368	1.28%	0.75%	-1.57%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	25,431	$379.86 to $683.14	$13,633,756	1.75%	0.65% to 0.75%	0.77% to 0.87%
Fidelity VIP Growth Portfolio: Initial Class	41,535	$356.27 to $695.85	$20,255,986	0.82%	0.65% to 0.75%	26.01% to 26.14%
Fidelity VIP High Income Portfolio: Initial Class	7,417	$174.89 to $353.37	$2,009,193	7.45%	0.65% to 0.75%	2.01% to 2.12%
Fidelity VIP Overseas Portfolio: Initial Class	14,645	$264.80 to $583.70	$7,291,012	3.29%	0.65% to 0.75%	16.43% to 16.55%
Fidelity VIP Overseas Portfolio: Initial Class R	26,024	$179.03	$4,644,546	3.13%	0.75%	16.47%
Fidelity VIP Equity-Income Portfolio: Service Class	2,333	$172.17	$401,588	2.08%	0.75%	0.66%
Fidelity VIP Growth Portfolio: Service Class	1,883	$179.19	$337,481	0.57%	0.75%	25.92%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Overseas Portfolio: Service Class	36	$250.64	$8,993	3.11%	0.75%	16.33%
Fidelity VIP Overseas Portfolio: Service Class R	1,162	$178.40	$207,357	3.20%	0.75%	16.34%
VIP High Income Portfolio — Initial Class R	3,044	$98.41	$299,551	9.35%	0.75%	-1.59%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	9,266	$258.76 to $516.34	$3,478,695	6.02%	0.65% to 0.75%	14.64% to 14.75%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	16,223	$208.91 to $419.55	$4,687,162	4.21%	0.65% to 0.75%	3.56% to 3.67%
Fidelity VIP II Contrafund Portfolio: Initial Class	47,738	$349.60 to $707.40	$22,109,339	0.86%	0.65% to 0.75%	16.71% to 16.83%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	410	$117.84	$48,297	4.08%	0.75%	3.43%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	15,001	$260.83 to $524.09	$4,741,068	0.70%	0.65% to 0.75%	14.62% to 14.73%
Fidelity VIP III Value Strategies Portfolio: Service Class	1,724	$207.02 to $415.97	$391,857	0.78%	0.65% to 0.75%	4.81% to 4.91%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	8,171	$224.99	$1,838,358	0.24%	0.75%	44.55%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	99	$126.34	$12,562	2.28%	0.75%	7.83%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	446	$139.75	$62,315	2.15%	0.75%	10.37%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	7,983	$167.47 to $332.78	$2,142,559	3.31%	0.65% to 0.75%	3.98% to 4.09%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	11,045	$161.58 to $326.30	$3,091,947	0.64%	0.65% to 0.75%	8.51% to 8.62%
Neuberger Berman AMT Fasciano Portfolio — S Class	55	$148.27 to $297.92	$11,947	0.00%	0.65% to 0.75%	-0.24% to -0.14%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	732	$221.76 to $445.59	$168,013	0.00%	0.65% to 0.75%	21.61% to 21.73%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	33,942	$176.98 to $355.62	$7,199,492	0.21%	0.65% to 0.75%	6.80% to 6.91%
Neuberger Berman AMT International Portfolio — S Class	10,889	$146.76	$1,598,075	4.23%	0.75%	2.44%
Neuberger Berman AMT Regency Portfolio — S Class	12,200	$130.68	$1,594,301	1.00%	0.75%	2.28%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	2,156	$202.90 to $400.86	$754,953	6.19%	0.65% to 0.75%	8.89% to 9.00%
Van Eck Worldwide Hard Assets Fund: Initial Class	2,852	$473.49 to $1,041.86	$2,685,498	0.10%	0.65% to 0.75%	44.27% to 44.41%
Van Eck Worldwide Emerging Markets Fund: Initial Class	8,823	$333.88 to $675.60	$4,892,862	0.39%	0.65% to 0.75%	36.58% to 36.72%
Van Eck Worldwide Real Estate Portfolio: Initial Class	1,969	$273.94 to $553.20	$782,914	1.09%	0.65% to 0.75%	0.13% to 0.23%
Van Eck Worldwide Bond Fund: Class R	1,874	$124.42	$233,193	5.20%	0.75%	8.99%
Van Eck Worldwide Hard Assets Fund: Class R	1,966	$335.96	$660,585	0.12%	0.75%	44.24%
Van Eck Worldwide Emerging Markets Fund: Class R	3,763	$313.44	$1,179,441	0.48%	0.75%	36.53%
Van Eck Worldwide Real Estate Portfolio: Class R	2,922	$201.61	$589,176	1.05%	0.75%	0.19%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	31,313	$162.95 to $329.73	$7,398,584	0.00%	0.65% to 0.75%	16.36% to 16.48%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	16,278	$84.42 to $170.14	$1,555,322	0.00%	0.65% to 0.75%	21.41% to 21.53%
Wells Fargo VT Opportunity Fund — Investor Class	6,666	$138.83 to $279.81	$977,617	0.61%	0.65% to 0.75%	5.83% to 5.94%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	2,675	$135.81 to $273.17	$424,780	2.13%	0.65% to 0.75%	6.33% to 6.43%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	591	$135.44 to $272.14	$92,979	0.84%	0.65% to 0.75%	-11.73% to -11.64%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	5,485	$192.37 to $389.80	$1,125,206	0.35%	0.65% to 0.75%	-1.40% to -1.30%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	3,759	$166.65 to $334.86	$642,574	1.76%	0.65% to 0.75%	4.46% to 4.57%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	978	$186.91 to $375.94	$343,507	0.66%	0.65% to 0.75%	17.17% to 17.29%
American Century VP Ultra Fund: Class I	2,945	$128.61 to $258.69	$412,160	0.00%	0.65% to 0.75%	20.11% to 20.23%
American Century VP Value Fund: Class I	32,191	$146.68 to $295.03	$5,990,655	0.53%	0.65% to 0.75%	-5.85% to -5.76%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

American Century VP Income and Growth Fund: Class I	818	$163.22 to $335.24	$137,606	1.65%	0.65% to 0.75%	-0.82% to -0.72%
American Century VP International Fund: Class III	3,106	$184.76	$573,796	0.67%	0.75%	17.17%
American Century VP Mid Cap Value Fund: Class I	163	$130.43	$21,310	0.89%	0.75%	-3.04%
American Century VP Vista Fund: Class I	716	$171.21	$122,644	0.00%	0.75%	38.72%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	1,130	$119.15 to $239.41	$160,063	4.41%	0.65% to 0.75%	8.67% to 8.78%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	3,218	$201.27 to $404.82	$811,056	0.21%	0.65% to 0.75%	35.61% to 35.74%
Janus Aspen Series — International Growth Portfolio: Service Shares	3,208	$295.98 to $595.33	$1,873,495	0.46%	0.65% to 0.75%	27.06% to 27.18%
Janus Aspen Series — Global Technology Portfolio: Service Shares	117	$147.78 to $297.24	$26,634	0.31%	0.65% to 0.75%	20.78% to 20.91%
Janus Aspen Series — Balanced Portfolio: Service Shares	739	$151.22 to $303.86	$161,081	2.47%	0.65% to 0.75%	9.46% to 9.57%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	95	$181.94 to $365.59	$19,254	0.49%	0.65% to 0.75%	5.34% to 5.44%
Janus Aspen Series — International Growth Portfolio: Service II Shares	10,179	$277.43	$2,823,884	0.44%	0.75%	27.11%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	45	$150.67	$6,838	0.39%	0.75%	20.84%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	7,280	$139.60 to $280.78	$1,216,975	0.30%	0.65% to 0.75%	13.29% to 13.41%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	1,812	$182.64 to $367.36	$583,823	1.40%	0.65% to 0.75%	5.52% to 5.63%
Oppenheimer Main Street Fund/VA: Non-Service Shares	4,828	$138.85 to $279.27	$820,611	1.30%	0.65% to 0.75%	3.64% to 3.74%
Oppenheimer High Income Fund/VA: Non-Service Shares	850	$131.58 to $264.40	$131,027	6.94%	0.65% to 0.75%	-0.85% to -0.75%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,778	$199.73 to $401.32	$2,808,481	0.31%	0.65% to 0.75%	-1.95% to -1.85%
Oppenheimer Global Securities Fund/VA: Class 3	8,061	$162.32	$1,308,423	0.96%	0.75%	5.54%
Oppenheimer High Income Fund/VA: Class 3	4,427	$96.13 to $192.38	$434,159	0.00%	0.65% to 0.75%	-3.87% to -3.81%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	983	$170.35 to $342.29	$194,340	0.63%	0.65% to 0.75%	0.78% to 0.88%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

AIM V.I. Capital Appreciation Fund: Series I Shares	1,064	$165.36 to $332.27	$180,828	0.00%	0.65% to 0.75%	11.17% to 11.28%
AIM V.I. Capital Development Fund: Series I Shares	1,180	$205.39 to $412.70	$272,530	0.00%	0.65% to 0.75%	10.01% to 10.12%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	1,030	$117.15 to $227.57	$133,130	4.24%	0.65% to 0.75%	4.59% to 4.70%
Federated American Leaders Fund II: Primary Shares	16	$148.00 to $297.39	$2,302	0.61%	0.65% to 0.75%	-10.34% to -10.25%
Federated Capital Appreciation Fund II: Primary Shares	212	$162.66 to $326.85	$48,623	0.86%	0.65% to 0.75%	9.05% to 9.16%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	15,121	$200.25 to $402.37	$3,618,504	0.86%	0.65% to 0.75%	-2.87% to -2.77%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	4,655	$157.07 to $315.61	$858,006	2.57%	0.65% to 0.75%	-3.15% to -3.05%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	962	$237.10 to $476.42	$374,511	2.56%	0.65% to 0.75%	14.92% to 15.03%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	6,159	$207.02	$1,275,110	0.97%	0.75%	27.73%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	6,131	$121.35	$744,024	4.35%	0.75%	10.20%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	2,537	$173.13 to $347.88	$586,571	1.52%	0.65% to 0.75%	4.33% to 4.43%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	2,867	$197.74 to $397.33	$1,005,414	0.49%	0.65% to 0.75%	0.94% to 1.04%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	770	$153.05 to $307.54	$124,112	0.32%	0.65% to 0.75%	10.52% to 10.63%
MFS Value Series: Initial Class	3,744	$191.31 to $384.41	$769,173	0.61%	0.65% to 0.75%	7.10% to 7.20%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	733	$152.78 to $306.99	$112,056	1.16%	0.65% to 0.75%	-6.74% to -6.65%
Putnam VT International Equity Fund: Class IB	324	$222.99 to $448.07	$100,136	2.71%	0.65% to 0.75%	7.55% to 7.66%
Putnam VT Voyager Fund: Class IB	635	$141.37 to $284.06	$90,102	0.00%	0.65% to 0.75%	4.73% to 4.83%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	1,453	$169.95	$246,918	2.27%	0.95%	3.54%
Vanguard Total Bond Market Index Portfolio	1,084	$119.06	$129,059	3.52%	0.95%	5.97%
Vanguard High Yield Bond Portfolio	723	$135.08	$97,630	5.99%	0.95%	0.98%
Vanguard Mid Cap Index Portfolio	1,999	$205.14	$410,082	1.12%	0.95%	5.13%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	911	$117.57 to $236.24	$116,348	2.95%	0.65% to 0.75%	4.66% to 4.77%
Van Kampen Emerging Markets Debt Portfolio: Class I	275	$160.74 to $322.98	$47,007	7.11%	0.65% to 0.75%	5.73% to 5.84%
Van Kampen U.S. Real Estate Portfolio: Class I	15,827	$228.00 to $458.12	$4,330,186	0.98%	0.65% to 0.75%	-17.69% to -17.61%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	4,816	$136.40	$656,911	0.10%	0.75%	11.64%
T Rowe Price Equity Income Portfolio — Class II	3,169	$127.45	$403,885	1.56%	0.75%	2.26%
T Rowe Price Limited Term Bond Portfolio — Class II	553	$108.66	$60,055	3.74%	0.75%	4.43%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	7,142	$322.53 to $515.95	$3,267,740	1.08%	0.65% to 0.75%	12.78% to 12.89%
Gartmore GVIT Money Market Fund — Class IV	24,011	$159.84 to $290.66	$4,568,205	4.57%	0.65% to 0.75%	3.89% to 3.99%
Gartmore GVIT Government Bond Fund — Class IV	5,887	$225.30 to $376.57	$1,955,935	4.16%	0.65% to 0.75%	2.57% to 2.67%
JP Morgan GVIT Balanced Fund Class IV	3,990	$296.10 to $467.52	$1,503,783	2.36%	0.65% to 0.75%	11.46% to 11.58%
Gartmore GVIT Mid Cap Growth Fund — Class IV	13,529	$480.32 to $758.44	$8,082,645	0.00%	0.65% to 0.75%	9.11% to 9.22%
Gartmore GVIT International Value Fund — Class IV	8,882	$377.04 to $652.74	$5,218,436	2.06%	0.65% to 0.75%	21.82% to 21.95%
Gartmore GVIT Growth Fund Class IV	22,025	$101.73 to $205.23	$2,950,511	0.06%	0.65% to 0.75%	5.38% to 5.48%
Van Kampen GVIT Comstock Value Fund — Class IV	40,997	$151.96 to $306.56	$7,454,172	1.75%	0.65% to 0.75%	15.07% to 15.19%
Gartmore GVIT Small Company Fund — Class IV	14,331	$161.74 to $326.29	$2,686,379	0.12%	0.65% to 0.75%	11.21% to 11.32%
Gartmore GVIT Small Cap Value Fund — Class IV	15,167	$175.30 to $353.65	$3,258,362	0.45%	0.65% to 0.75%	16.53% to 16.65%
Gartmore GVIT S&P 500 Index Fund — Class IV	58,531	$351.21 to $661.55	$28,123,907	1.65%	0.65% to 0.75%	14.46% to 14.58%
Gartmore GVIT Government Bond Fund — Class I	78	$110.64	$8,629	4.15%	0.75%	2.57%
Gartmore GVIT Investor Destinations Aggressive Fund — Class II	2,757	$177.78 to $359.82	$490,951	2.12%	0.65% to 0.75%	16.00% to 16.11%
Gartmore GVIT Investor Destinations Conservative Fund — Class II	473	$119.61 to $237.87	$56,901	2.99%	0.65% to 0.75%	5.37% to 5.48%
Gartmore GVIT Investor Destinations Moderate Fund — Class II	5,262	$146.46 to $293.63	$845,785	2.65%	0.65% to 0.75%	10.52% to 10.63%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund — Class II	7,155	$164.16 to $331.22	$1,452,714	2.30%	0.65% to 0.75%	13.69% to 13.80%
Gartmore GVIT Investor Destinations Moderately Conservative Fund — Class II	227	$132.30 to $263.93	$33,680	2.78%	0.65% to 0.75%	7.61% to 7.72%
Gartmore GVIT Emerging Markets Fund — Class I	1,101	$343.40 to $689.33	$656,308	0.68%	0.65% to 0.75%	35.70% to 35.84%
Gartmore GVIT Mid Cap Index Fund — Class I	2,566	$183.06 to $367.46	$649,064	1.14%	0.65% to 0.75%	9.07% to 9.18%
Federated GVIT High Income Bond Fund — Class I	141	$134.86 to $270.72	$26,664	7.25%	0.65% to 0.75%	9.78% to 9.89%
Gartmore GVIT Global Financial Services Fund — Class I	174	$211.81 to $425.18	$73,211	1.87%	0.65% to 0.75%	19.42% to 19.54%
Gartmore GVIT Global Health Sciences Fund — Class I	2,404	$147.02 to $295.11	$690,825	0.00%	0.65% to 0.75%	1.94% to 2.04%
Gartmore GVIT Global Technology and Communications Fund — Class I	2,157	$156.54 to $314.24	$660,835	0.00%	0.65% to 0.75%	10.34% to 10.45%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund — Class I	225	$222.37 to $446.37	$100,394	3.10%	0.65% to 0.75%	36.54% to 36.67%
Gartmore GVIT Small Cap Growth Fund — Class I	1,681	$155.46 to $312.06	$290,346	0.00%	0.65% to 0.75%	2.44% to 2.54%
Gartmore GVIT U.S. Growth Leaders Fund — Class I	1,938	$163.67 to $328.53	$368,280	0.29%	0.65% to 0.75%	-1.03% to -0.93%
Van Kampen GVIT Multi Sector Bond Fund — Class I	1,541	$118.05 to $236.96	$189,096	5.90%	0.65% to 0.75%	4.06% to 4.16%
Gartmore GVIT International Value Fund — Class III	23,667	$156.65	$3,704,183	2.05%	0.75%	21.83%
Gartmore GVIT Emerging Markets Fund — Class III	2,693	$210.95	$568,153	0.68%	0.75%	35.63%
Gartmore GVIT Global Financial Services Fund — Class III	215	$154.77	$33,314	1.85%	0.75%	19.44%
Gartmore GVIT Global Health Sciences Fund — Class III	11,374	$108.55	$1,234,613	0.00%	0.75%	1.94%
Gartmore GVIT Global Technology and Communications Fund — Class III	10,511	$118.68	$1,248,056	0.00%	0.75%	10.25%
Gartmore GVIT Global Utilities Fund — Class III	796	$182.85	$145,584	3.03%	0.75%	36.57%
Federated GVIT High Income Bond Fund — Class III	195	$115.14	$22,443	7.13%	0.75%	9.77%
American Funds GVIT Growth Fund — Class II	25	$103.13	$2,550	0.51%	0.75%	3.13%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	27,458	$376.97 to $677.26	$14,733,521	3.31%	0.65% to 0.75%	19.30% to 19.42%
Fidelity VIP Growth Portfolio: Initial Class	45,655	$282.73 to $551.66	$17,629,021	0.40%	0.65% to 0.75%	6.05% to 6.16%
Fidelity VIP High Income Portfolio: Initial Class	10,507	$171.43 to $346.05	$2,658,117	7.73%	0.65% to 0.75%	10.41% to 10.52%
Fidelity VIP Overseas Portfolio: Initial Class	15,866	$227.43 to $500.82	$6,733,774	0.86%	0.65% to 0.75%	17.20% to 17.32%
Fidelity VIP Overseas Portfolio: Initial Class R	32,713	$153.71	$5,024,770	0.77%	0.75%	17.14%
Fidelity VIP Equity-Income Portfolio: Service Class	1,568	$171.05	$268,128	3.15%	0.75%	19.18%
Fidelity VIP Growth Portfolio: Service Class	1,662	$142.31	$236,452	0.25%	0.75%	5.94%
Fidelity VIP Overseas Portfolio: Service Class	39	$215.46	$8,323	0.79%	0.75%	17.07%
Fidelity VIP Overseas Portfolio: Service Class R	869	$153.34	$133,225	0.66%	0.75%	17.07%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	10,417	$225.72 to $449.97	$3,411,427	2.89%	0.65% to 0.75%	6.52% to 6.62%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	16,474	$201.72 to $404.70	$4,650,466	3.88%	0.65% to 0.75%	3.57% to 3.67%
Fidelity VIP II Contrafund Portfolio: Initial Class	57,712	$299.55 to $605.52	$22,722,786	1.28%	0.65% to 0.75%	10.88% to 10.99%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	400	$113.94	$45,536	4.89%	0.75%	3.52%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	15,984	$227.56 to $456.79	$4,384,360	0.25%	0.65% to 0.75%	11.75% to 11.86%
Fidelity VIP III Value Strategies Portfolio: Service Class	1,595	$197.52 to $396.50	$349,569	0.46%	0.65% to 0.75%	15.33% to 15.45%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	562	$155.65	$87,496	0.79%	0.75%	15.75%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	112	$117.16	$13,166	1.63%	0.75%	8.96%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	419	$126.61	$53,055	1.44%	0.75%	12.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio — I Class	7,552	$161.05 to $319.71	$1,838,172	3.08%	0.65% to 0.75%	3.43% to 3.53%
Neuberger Berman AMT Partners Portfolio Class I	11,083	$148.90 to $300.39	$2,911,169	0.71%	0.65% to 0.75%	11.40% to 11.52%
Neuberger Berman AMT Fasciano Portfolio — S Class	51	$148.63 to $298.34	$11,124	0.00%	0.65% to 0.75%	4.47% to 4.57%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	346	$182.35 to $366.04	$65,526	0.00%	0.65% to 0.75%	13.84% to 13.95%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	542	$165.70 to $332.62	$104,528	0.18%	0.65% to 0.75%	12.86% to 12.97%
Neuberger Berman AMT International Portfolio — S Class	244	$143.27	$34,948	.40%	0.75%	22.53%
Neuberger Berman AMT Regency Portfolio — S Class	134	$127.77	$17,108	0.61%	0.75%	10.11%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund — Initial Class	2,422	$186.34 to $367.77	$756,013	8.50%	0.65% to 0.75%	5.69% to 5.79%
Van Eck Worldwide Hard Assets Fund — Initial Class	2,166	$328.21 to $721.46	$1,352,397	0.06%	0.65% to 0.75%	23.56% to 23.69%
Van Eck Worldwide Emerging Markets Fund — Initial Class	9,009	$244.46 to $494.15	$3,589,688	0.61%	0.65% to 0.75%	38.45% to 38.59%
Van Eck Worldwide Real Estate Fund — Initial Class	2,378	$273.58 to $551.91	$936,848	1.51%	0.65% to 0.75%	29.94% to 30.07%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Bond Fund — Class R1	1,429	$114.15	$163,083	7.57%	0.75%	5.60%
Van Eck Worldwide Hard Assets Fund — Class R1	2,298	$232.92	$535,276	0.05%	0.75%	23.61%
Van Eck Worldwide Emerging Markets Fund — Class R1	5,510	$229.57	$1,265,022	0.44%	0.75%	38.49%
Van Eck Worldwide Real Estate Fund — Class R1	3,007	$201.22	$605,161	1.20%	0.75%	29.83%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	33,842	$140.04 to $283.08	$6,881,824	0.00%	0.65% to 0.75%	19.12% to 19.24%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	18,684	$69.54 to $140.00	$1,461,783	0.00%	0.65% to 0.75%	13.79% to 13.90%
Wells Fargo VT Opportunity Fund	7,014	$131.18 to $264.12	$985,182	0.00%	0.65% to 0.75%	11.38% to 11.49%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio: Initial Shares	13,607	$127.73 to $256.65	$2,087,567	1.47%	0.65% to 0.75%	15.61% to 15.72%
Dreyfus Developing Leaders Portfolio: Initial Shares	774	$153.43 to $307.98	$154,884	0.38%	0.65% to 0.75%	3.00% to 3.10%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio: Service Shares	4,458	$195.10 to $394.94	$943,033	0.36%	0.65% to 0.75%	13.56% to 13.67%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund: Initial Shares	3,014	$159.53 to $320.23	$490,740	1.68%	0.65% to 0.75%	14.64% to 14.75%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	1,065	$159.52 to $320.53	$314,318	1.55%	0.65% to 0.75%	24.09% to 24.22%
American Century VP Ultra Fund: Class I	2,760	$107.08 to $215.16	$310,559	0.00%	0.65% to 0.75%	-4.00% to -3.90%
American Century VP Value Fund: Class I	4,504	$155.79 to $313.05	$880,026	1.24%	0.65% to 0.75%	17.77% to 17.89%
American Century VP Income and Growth Fund: Class I	695	$164.56 to $337.67	$115,215	1.80%	0.65% to 0.75%	16.21% to 16.33%
American Century VP International Fund: Class III	3,366	$157.68	$530,790	1.28%	0.75%	24.09%
American Century VP Mid Cap Value Fund: Class I	79	$134.52	$10,595	0.78%	0.75%	19.40%
American Century VP Vista Fund: Class I	104	$123.42	$12,887	0.00%	0.75%	8.20%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	1,016	$109.64 to $220.09	$134,042	3.76%	0.65% to 0.75%	0.83% to 0.93%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio: Service Shares	2,187	$148.42 to $298.22	$379,466	0.14%	0.65% to 0.75%	8.30% to 8.41%
Janus Aspen Series — International Growth Portfolio: Service Shares	1,095	$232.95 to $468.08	$471,233	1.64%	0.65% to 0.75%	45.54% to 45.68%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series — Global Technology Portfolio: Service Shares	138	$122.35 to $245.84	$26,629	0.00%	0.65% to 0.75%	7.02% to 7.13%
Janus Aspen Series — Balanced Portfolio: Service Shares	457	$138.15 to $277.32	$76,979	1.94%	0.65% to 0.75%	9.59% to 9.70%
Janus Aspen Series — Risk Managed Core Portfolio: Service Shares	83	$172.73 to $346.72	$16,195	0.12%	0.65% to 0.75%	9.94% to 10.05%
Janus Aspen Series — International Growth Portfolio: Service II Shares	2,081	$218.26	$455,415	2.35%	0.75%	45.60%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	30	$124.68	$3,787	0.00%	0.75%	7.14%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	33,611	$123.22 to $247.59	$5,012,164	0.35%	0.65% to 0.75%	7.14% to 7.25%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	2,393	$173.09 to $347.79	$711,245	0.99%	0.65% to 0.75%	16.81% to 16.93%
Oppenheimer Main Street Fund/VA: Non-Service Shares	18,462	$133.97 to $269.19	$2,964,900	1.07%	0.65% to 0.75%	14.17% to 14.28%
Oppenheimer High Income Fund/VA: Non-Service Shares	1,529	$132.71 to $266.40	$224,258	7.24%	0.65% to 0.75%	8.61% to 8.72%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,018	$203.70 to $408.90	$2,414,910	0.14%	0.65% to 0.75%	14.14% to 14.25%
Oppenheimer Global Securities Fund/VA: Class 3	4,769	$153.80	$733,420	0.95%	0.75%	16.81%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I Shares	939	$169.03 to $339.30	$179,483	0.41%	0.65% to 0.75%	12.36% to 12.47%
AIM V.I. Capital Appreciation Fund Series I Shares	1,150	$148.75 to $298.58	$175,039	0.06%	0.65% to 0.75%	5.51% to 5.61%
AIM V.I. Capital Development Fund Series I Shares	1,310	$186.70 to $374.76	$270,763	0.00%	0.65% to 0.75%	15.65% to 15.77%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	775	$112.01 to $217.36	$98,822	4.72%	0.65% to 0.75%	3.38% to 3.48%
Federated American Leaders Fund II: Primary Shares	72	$165.08 to $331.36	$21,538	0.72%	0.65% to 0.75%	15.94% to 16.05%
Federated Capital Appreciation Fund II: Primary Shares	287	$149.16 to $299.41	$57,330	0.58%	0.65% to 0.75%	15.35% to 15.46%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund — Class I	15,239	$206.17 to $413.85	$3,790,590	0.82%	0.65% to 0.75%	16.43% to 16.55%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund — Class I	5,190	$162.18 to $325.54	$1,058,959	1.19%	0.65% to 0.75%	16.55% to 16.67%
Franklin Templeton VIP Templeton Foreign Securities Fund — Class 1	1,519	$206.32 to $414.16	$475,009	1.33%	0.65% to 0.75%	20.79% to 20.91%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	1,227	$162.08	$198,900	1.47%	0.75%	27.21%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	130	$110.12	$14,327	3.75%	0.75%	12.00%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	3,278	$165.95 to $333.11	$725,855	1.35%	0.65% to 0.75%	16.41% to 16.53%
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	951	$195.90 to $393.23	$249,330	0.38%	0.65% to 0.75%	13.57% to 13.68%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series — Initial Class	669	$138.48 to $277.98	$98,501	0.00%	0.65% to 0.75%	6.77% to 6.88%
MFS Value Series: Initial Class	1,783	$178.63 to $358.57	$371,961	0.99%	0.65% to 0.75%	19.94% to 20.06%
Putnam Variable Trust:
Putnam VT Growth & Income Fund — IB Class	584	$163.83 to $328.86	$95,672	1.41%	0.65% to 0.75%	15.05% to 15.16%
Putnam VT International Equity Fund — IB Class	324	$207.33 to $416.19	$92,358	0.60%	0.65% to 0.75%	26.77% to 26.89%
Putnam VT Voyager Fund — IB Class	501	$134.99 to $270.96	$67,929	0.13%	0.65% to 0.75%	4.65% to 4.75%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	1,193	$164.14	$195,777	2.00%	0.95%	19.56%
Vanguard Total Bond Market Index Portfolio	745	$112.35	$83,695	2.30%	0.95%	3.32%
Vanguard High Yield Bond Portfolio	514	$133.76	$68,706	7.00%	0.95%	7.25%
Vanguard Mid Cap Index Portfolio	1,480	$195.12	$288,818	0.83%	0.95%	12.68%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	677	$112.33 to $225.49	$85,044	4.26%	0.65% to 0.75%	2.96% to 3.06%
Van Kampen Emerging Markets Debt Portfolio: Class I	304	$152.02 to $305.16	$50,945	6.29%	0.65% to 0.75%	9.98% to 10.09%
Van Kampen U.S. Real Estate Portfolio: Class I	10,173	$277.01 to $556.05	$3,456,488	1.07%	0.65% to 0.75%	37.02% to 37.15%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	3,918	$122.17	$478,725	0.47%	0.75%	8.51%
T Rowe Price Equity Income Portfolio — Class II	390	$124.64	$61,694	1.44%	0.75%	17.76%
T Rowe Price Limited Term Bond Portfolio — Class II	41	$104.05	$4,237	3.72%	0.75%	3.25%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	7,530	$285.97 to $457.02	$3,069,583	0.90%	0.65% to 0.75%	6.64% to 6.75%
Gartmore GVIT Money Market Fund Class IV	26,407	$153.86 to $279.5	$4,860,632	2.77%	0.65% to 0.75%	2.05% to 2.16%
Gartmore GVIT Government Bond Fund Class IV	5,862	$219.66 to $366.78	$1,879,861	3.68%	0.65% to 0.75%	2.41% to 2.51%
JP Morgan GVIT Balanced Fund Class IV	4,198	$265.64 to $419.02	$1,423,164	2.04%	0.65% to 0.75%	1.86% to 1.96%
Gartmore GVIT Mid Cap Growth Fund Class IV	13,237	$440.2 to $694.39	$7,329,033	0.00%	0.65% to 0.75%	9% to 9.11%
Dreyfus GVIT International Value Fund Class IV	9,566	$309.5 to $535.27	$4,606,016	1.24%	0.65% to 0.75%	11.14% to 11.25%
Gartmore GVIT Growth Fund Class IV	22,153	$96.54 to $194.56	$2,828,625	0.08%	0.65% to 0.75%	5.71% to 5.81%
Van Kampen GVIT Comstock Value — Class IV	40,145	$132.05 to $266.14	$6,409,463	1.64%	0.65% to 0.75%	3.58% to 3.68%
Gartmore GVIT Small Company Fund Class IV	14,605	$145.44 to $293.12	$2,494,300	0.00%	0.65% to 0.75%	11.48% to 11.59%
Gartmore GVIT Small Cap Value Fund Class IV	17,627	$150.43 to $303.18	$3,228,450	0.06%	0.65% to 0.75%	2.3% to 2.4%
Gartmore GVIT Equity 500 Index Fund Class IV	62,131	$306.83 to $577.39	$26,185,422	1.60%	0.65% to 0.75%	3.97% to 4.07%
Gartmore GVIT Government Bond Fund Class I	79	$107.86	$8,375	3.85%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	2,160	$153.26 to $309.89	$331,302	2.72%	0.65% to 0.75%	7.13% to 7.23%
Gartmore GVIT Investor Destinations Conservative Fund Class II	450	$113.51 to $225.52	$51,585	2.99%	0.65% to 0.75%	2.54% to 2.64%
Gartmore GVIT Investor Destinations Moderate Fund Class II	1,452	$132.51 to $265.41	$192,477	2.40%	0.65% to 0.75%	4.56% to 4.66%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	4,139	$144.4 to $291.05	$817,122	2.58%	0.65% to 0.75%	6.27% to 6.38%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	220	$122.94 to $245.01	$30,577	2.78%	0.65% to 0.75%	3.71% to 3.81%
Gartmore GVIT Emerging Markets Fund Class I	1,051	$253.06 to $507.47	$425,433	0.57%	0.65% to 0.75%	31.65% to 31.78%
Dreyfus GVIT Mid Cap Index Fund Class I	2,279	$167.83 to $336.56	$537,309	1.03%	0.65% to 0.75%	11.26% to 11.37%
Federated GVIT High Income Bond Fund Class I	199	$122.85 to $246.36	$31,302	7.58%	0.65% to 0.75%	1.62% to 1.72%
Gartmore GVIT Global Financial Services Fund Class I	401	$177.36 to $355.67	$107,172	2.09%	0.65% to 0.75%	10.32% to 10.43%
Gartmore GVIT Global Health Sciences Fund Class I	2,250	$144.22 to $289.2	$600,315	0.00%	0.65% to 0.75%	7.63% to 7.74%
Gartmore GVIT Global Technology and Communications Fund Class I	2,481	$141.87 to $284.51	$663,640	0.00%	0.65% to 0.75%	–1.26% to –1.16%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund Class I	173	$162.86 to $326.59	$56,495	2.17%	0.65% to 0.75%	5.6% to 5.7%
Gartmore GVIT Small Cap Growth Fund Class I	821	$151.76 to $304.33	$148,387	0.00%	0.65% to 0.75%	7.29% to 7.39%
Gartmore GVIT U.S. Growth Leaders Fund Class I	1,632	$165.37 to $331.63	$311,549	0.00%	0.65% to 0.75%	11.13% to 11.24%
Van Kampen GVIT Multi Sector Bond Fund Class I	389	$113.44 to $227.49	$47,425	3.96%	0.65% to 0.75%	1.42% to 1.52%
Dreyfus GVIT International Value Fund Class III	22,351	$128.58	$2,873,858	1.36%	0.75%	11.22%
Gartmore GVIT Emerging Markets Fund Class III	1,752	$155.54	$272,423	0.58%	0.75%	31.67%
Gartmore GVIT Global Financial Services Fund Class III	87	$129.58	$11,196	1.83%	0.75%	10.34%
Gartmore GVIT Global Health Sciences Fund Class III	9,730	$106.49	$1,036,140	0.00%	0.75%	7.62%
Gartmore GVIT Global Technology and Communications Fund Class III	9,357	$107.64	$1,007,178	0.00%	0.75%	–1.25%
Gartmore GVIT Global Utilities Fund Class III	442	$133.89	$59,139	2.34%	0.75%	5.69%
Federated GVIT High Income Bond — Class III	204	$104.89	$21,337	5.66%	0.75%	4.89%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	29,025	$315.99 to $567.14	$13,114,075	1.63%	0.65% to 0.75%	5.08% to 5.18%
Fidelity VIP Growth Portfolio Initial Class	50,609	$266.59 to $519.65	$18,483,809	0.50%	0.65% to 0.75%	5.01% to 5.12%
Fidelity VIP High Income Portfolio Initial Class	10,954	$155.27 to $313.11	$2,485,703	14.76%	0.65% to 0.75%	1.94% to 2.04%
Fidelity VIP Overseas Portfolio Initial Class	17,530	$194.06 to $426.9	$6,238,309	0.67%	0.65% to 0.75%	18.16% to 18.28%
Fidelity VIP Overseas Portfolio Initial Class R	26,649	$131.22	$3,496,903	0.64%	0.75%	18.23%
Fidelity VIP Investment Grade Bond Portfolio Service Class	590	$110.06	$65,115	2.54%	0.75%	1.32%
Fidelity VIP Equity-Income Portfolio Service Class	1,318	$143.51	$189,352	1.23%	0.75%	4.97%
Fidelity VIP Growth Portfolio Service Class	1,357	$134.34	$182,351	0.31%	0.75%	4.89%
Fidelity VIP Overseas Portfolio Service Class	43	$184.05	$7,905	0.69%	0.75%	18.09%
Fidelity VIP Overseas Portfolio Service Class R	603	$130.98	$78,898	0.32%	0.75%	18.04%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	14,785	$211.91 to $422.01	$4,182,172	2.71%	0.65% to 0.75%	3.27% to 3.37%
Fidelity VIP II Investment Grade Bond Portfolio Initial Class	16,481	$194.77 to $390.36	$4,504,525	3.61%	0.65% to 0.75%	1.43% to 1.53%
Fidelity VIP II Contrafund Portfolio Initial Class	56,324	$270.14 to $545.53	$20,309,245	0.28%	0.65% to 0.75%	16.07% to 16.18%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	14,415	$203.63 to $408.34	$3,597,472	0.00%	0.65% to 0.75%	17.32% to 17.44%
Fidelity VIP III Value Strategies Portfolio Service Class	1,427	$171.27 to $343.45	$271,607	0.00%	0.65% to 0.75%	1.79% to 1.89%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP Natural Resources Portfolio — Service Class 2	241	$134.47	$32,424	0.92%	0.75%	34.47%	(a)
Fidelity VIP Freedom Fund 2010 Portfolio — Service Class	125	$107.52	$13,342	0.71%	0.75%	7.52%	(a)
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	8,185	$155.71 to $308.81	$1,929,740	2.87%	0.65% to 0.75%	0.69% to 0.79%
Neuberger Berman AMT Partners Portfolio	12,075	$133.66 to $269.37	$2,827,702	0.97%	0.65% to 0.75%	17.17% to 17.28%
Neuberger Berman AMT Fasciano Portfolio Class S	49	$142.27 to $285.3	$10,336	0.00%	0.65% to 0.75%	2.13% to 2.23%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	223	$160.18 to $321.22	$39,499	0.00%	0.65% to 0.75%	12.89% to 13.01%
Neuberger Berman AMT Socially Responsive Portfolio	373	$146.83 to $294.44	$56,350	0.00%	0.65% to 0.75%	6.06% to 6.17%
Neuberger Berman AMT International Portfolio — Class S	50	$116.92	$6,010	0.31%	0.75%	16.92%	(a)
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	2,831	$176.31 to $347.64	$792,570	7.24%	0.65% to 0.75%	–3.75% to –3.66%
Van Eck Worldwide Hard Assets Fund Initial Class	2,137	$265.62 to $583.29	$1,063,982	0.29%	0.65% to 0.75%	50.54% to 50.69%
Van Eck Worldwide Emerging Markets Fund Initial Class	9,806	$176.56 to $356.56	$2,762,021	0.79%	0.65% to 0.75%	31.01% to 31.14%
Van Eck Worldwide Real Estate Fund Initial Class	2,628	$210.54 to $424.32	$765,016	2.12%	0.65% to 0.75%	20.11% to 20.23%
Van Eck Worldwide Bond Fund Class R	1,375	$108.1	$148,599	5.15%	0.75%	–3.83%
Van Eck Worldwide Hard Assets Fund Class R	1,586	$188.44	$298,544	0.23%	0.75%	50.49%
Van Eck Worldwide Emerging Markets Fund Class R	4,374	$165.76	$725,245	0.69%	0.75%	30.88%
Van Eck Worldwide Real Estate Fund Class R	2,195	$154.98	$340,265	1.95%	0.75%	20.11%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	36,196	$117.56 to $237.4	$6,189,252	0.00%	0.65% to 0.75%	16.01% to 16.13%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$53.03 to $106.59	—	0.00%	0.65% to 0.75%	–5.59% to –5.56%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	20,491	$61.11 to $122.91	$1,439,772	0.00%	0.65% to 0.75%	15.23% to 15.31%	(c)
Wells Fargo Opportunity Fund VT	9,853	$117.78 to $236.89	$1,251,105	0.00%	0.65% to 0.75%	7.08% to 7.19%	(d)
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	12,396	$110.48 to $221.78	$1,657,225	0.02%	0.65% to 0.75%	3.6% to 3.7%
Dreyfus Developing Leaders Portfolio Initial Shares	696	$148.97 to $298.73	$135,804	0.00%	0.65% to 0.75%	5.01% to 5.12%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	3,156	$171.81 to $347.44	$625,132	0.00%	0.65% to 0.75%	6.43% to 6.54%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	3,035	$139.16 to $279.06	$432,217	1.70%	0.65% to 0.75%	3.91% to 4.02%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	1,065	$128.55 to $258.04	$244,523	0.60%	0.65% to 0.75%	12.41% to 12.52%
American Century VP Ultra Fund Class I	2,112	$111.54 to $223.9	$263,525	0.00%	0.65% to 0.75%	1.4% to 1.51%
American Century VP Value Fund Class I	3,552	$132.29 to $265.55	$585,788	0.92%	0.65% to 0.75%	4.25% to 4.36%
American Century VP Income and Growth Fund Class I	711	$141.6 to $290.27	$101,417	1.83%	0.65% to 0.75%	3.85% to 3.95%
American Century VP International Fund Class III	2,410	$127.07	$306,337	0.62%	0.75%	12.26%
American Century VP Mid Cap Value Fund — Class I	24	$112.66	$2,670	0.86%	0.75%	12.66%	(a)
American Century VP Vista Fund — Class I	6	$114.07	$658	0.00%	0.75%	14.07%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	742	$108.74 to $218.07	$104,219	4.35%	0.65% to 0.75%	0.8% to 0.9%
Janus Aspen Series:
Janus Aspen Forty Portfolio Service Shares	2,135	$137.04 to $275.08	$358,614	0.01%	0.65% to 0.75%	11.72% to 11.83%
Janus Aspen International Growth Portfolio Service Shares	525	$160.06 to $321.3	$137,956	0.96%	0.65% to 0.75%	30.96% to 31.09%
Janus Aspen Global Technology Portfolio Service Shares	265	$114.32 to $229.48	$53,423	0.00%	0.65% to 0.75%	10.72% to 10.83%
Janus Aspen Balanced Portfolio Service Shares	469	$126.06 to $252.79	$69,986	2.14%	0.65% to 0.75%	6.86% to 6.97%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Risk Managed Core Portfolio Service Shares	107	$157.11 to $315.05	$18,715	1.46%	0.65% to 0.75%	10.09% to 10.2%
Janus Aspen International Growth Portfolio Service II Shares	733	$149.9	$109,874	1.30%	0.75%	31.03%
Janus Aspen Global Technology Portfolio Service II Shares	21	$116.38	$2,534	0.00%	0.75%	10.5%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	29,754	$115 to $230.85	$4,183,419	0.87%	0.65% to 0.75%	4.32% to 4.42%
Oppenheimer Global Securities Fund VA Initial Class	2,350	$148.17 to $297.43	$575,116	1.03%	0.65% to 0.75%	13.46% to 13.57%
Oppenheimer Main Street Fund VA Initial Class	16,848	$117.34 to $235.55	$2,394,795	1.25%	0.65% to 0.75%	5.19% to 5.29%
Oppenheimer High Income Fund VA Initial Class	1,696	$122.2 to $245.04	$234,520	5.86%	0.65% to 0.75%	1.55% to 1.65%
Oppenheimer Main Street Small Cap Fund VA Initial Class	9,045	$178.47 to $357.88	$1,927,159	0.00%	0.65% to 0.75%	9.1% to 9.21%
Oppenheimer Global Securities Fund/VA Class III	3,908	$131.66	$514,567	0.78%	0.75%	13.49%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	921	$150.43 to $301.67	$156,525	0.10%	0.65% to 0.75%	4.95% to 5.05%
AIM V.I. Capital Appreciation Fund Series I	1,032	$140.98 to $282.71	$148,736	0.07%	0.65% to 0.75%	8.02% to 8.13%
AIM V.I. Capital Development Fund Series I	1,113	$161.43 to $323.72	$202,077	0.00%	0.65% to 0.75%	8.79% to 8.9%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	1,030	$108.35 to $210.05	$126,025	3.32%	0.65% to 0.75%	0.54% to 0.64%
Federated American Leaders Fund II Primary Shares	45	$142.38 to $285.53	$10,853	1.20%	0.65% to 0.75%	4.24% to 4.34%
Federated Capital Appreciation Fund II Primary Shares	163	$129.31 to $259.31	$34,385	0.98%	0.65% to 0.75%	1.15% to 1.26%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	13,928	$177.08 to $355.1	$3,024,134	0.83%	0.65% to 0.75%	8.18% to 8.28%
Franklin Rising Dividends Securities Fund Class I	4,339	$139.14 to $279.03	$763,161	0.92%	0.65% to 0.75%	2.91% to 3.01%
Templeton Foreign Securities Fund Class I	1,807	$170.81 to $342.53	$434,482	1.20%	0.65% to 0.75%	9.65% to 9.76%
Templeton Developing Markets Securities Fund — Class 3	187	$127.41	$23,825	0.80%	0.75%	27.41%	(a)
Templeton Global Income Securities Fund — Class 3	59	$98.32	$5,800	3.21%	0.75%	-1.68%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	2,827	$142.55 to $285.86	$555,879	1.51%	0.65% to 0.75%	4.09% to 4.19%
AllianceBernstein Small/Mid Cap Value Portfolio Class A	1,181	$172.49 to $345.91	$252,384	0.70%	0.65% to 0.75%	6.12% to 6.22%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	549	$129.7 to $260.09	$76,864	0.33%	0.65% to 0.75%	3.71% to 3.81%
MFS Value Series Initial Class	1,657	$148.93 to $298.66	$273,132	0.73%	0.65% to 0.75%	5.87% to 5.97%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	656	$142.4 to $285.56	$93,542	1.38%	0.65% to 0.75%	4.44% to 4.55%
Putnam VT International Equity Fund Class IB	327	$163.55 to $327.98	$70,408	0.67%	0.65% to 0.75%	11.36% to 11.47%
Putnam VT Voyager Fund Class IB	753	$128.99 to $258.67	$97,556	0.59%	0.65% to 0.75%	4.91% to 5.01%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	785	$137.29	$107,859	1.90%	0.95%	3.16%
Vanguard Total Bond Market Index Portfolio	338	$108.74	$36,531	2.97%	0.95%	1.44%
Vanguard High Yield Bond Portfolio	448	$124.72	$55,849	6.68%	0.95%	1.78%
Vanguard Mid Cap Index Portfolio	921	$173.17	$159,452	0.84%	0.95%	12.9%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	513	$109.1 to $218.79	$61,696	3.53%	0.65% to 0.75%	3.44% to 3.54%
Van Kampen Emerging Markets Debt Portfolio Class I	407	$138.23 to $277.19	$72,451	9.53%	0.65% to 0.75%	11.41% to 11.53%
Van Kampen U.S. Real Estate Portfolio Class I	10,385	$202.17 to $405.42	$2,586,390	1.24%	0.65% to 0.75%	16.18% to 16.3%
T Rowe Price T Rowe Price Blue Chip Growth Portfolio — Class II	140	$112.59	$15,760	0.20%	0.75%	12.59%	(a)
T Rowe Price Equity Income Portfolio — Class II	120	$105.84	$12,713	1.25%	0.75%	5.84%	(a)
T Rowe Price Limited Term Bond Portfolio — Class II	36	$100.77	$3,671	1.73%	0.75%	0.77%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	8,189	$268.17 to $428.14	3,110,263	1.27%	0.65% to 0.75%	8.93% to 9.04%
Gartmore GVIT Money Market Fund Class IV	31,186	$150.76 to $273.60	5,635,683	0.93%	0.65% to 0.75%	0.18% to 0.28%
Gartmore GVIT Government Bond Fund Class IV	6,430	$214.50 to $357.80	1,980,299	5.53%	0.65% to 0.75%	2.49% to 2.60%
JP Morgan GVIT Balanced Fund Class IV	4,707	$260.80 to $410.97	1,621,768	2.02%	0.65% to 0.75%	7.73% to 7.84%
Gartmore GVIT Mid Cap Growth Fund Class IV	13,175	$403.85 to $636.42	6,779,657	0.00%	0.65% to 0.75%	14.47% to 14.58%
Dreyfus GVIT International Value Fund Class IV	9,741	$278.49 to $481.16	4,197,396	2.30%	0.65% to 0.75%	19.14% to 19.26%
Gartmore GVIT Growth Fund Class IV	24,437	$91.33 to $183.87	2,902,393	0.33%	0.65% to 0.75%	7.35% to 7.46%
Comstock GVIT Value Fund Class IV	38,183	$127.49 to $256.68	5,889,778	1.36%	0.65% to 0.75%	16.54% to 16.66%
Gartmore GVIT Small Company Fund Class IV	16,049	$130.46 to $262.67	2,501,827	0.00%	0.65% to 0.75%	18.13% to 18.25%
Gartmore GVIT Small Cap Value Fund Class IV	20,539	$147.05 to $296.07	3,744,812	0.00%	0.65% to 0.75%	16.42% to 16.54%
Gartmore GVIT Equity 500 Index Fund Class IV	65,552	$295.12 to $554.80	26,816,059	2.71%	0.65% to 0.75%	9.76% to 9.87%
Gartmore GVIT Government Bond Fund Class I	59	$105.24	6,188	5.81%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	698	$143.06 to $288.99	99,877	1.98%	0.65% to 0.75%	13.17% to 13.29%
Gartmore GVIT Investor Destinations Conservative Fund Class II	191	$110.71 to $219.72	21,515	2.98%	0.65% to 0.75%	3.87% to 3.97%
Gartmore GVIT Investor Destinations Moderate Fund Class II	839	$126.73 to $253.58	106,327	2.25%	0.65% to 0.75%	8.72% to 8.83%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	913	$135.87 to $273.59	138,333	1.97%	0.65% to 0.75%	11.26% to 11.37%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	117	$118.54 to $236.01	17,596	2.65%	0.65% to 0.75%	6.36% to 6.46%
Gartmore GVIT Emerging Markets Fund Class I	1,058	$192.22 to $385.09	316,236	0.58%	0.65% to 0.75%	19.84% to 19.96%
Dreyfus GVIT Mid Cap Index Fund Class I	2,608	$150.84 to $302.19	573,144	0.44%	0.65% to 0.75%	14.87% to 14.98%
Federated GVIT High Income Bond Fund Class I	315	$120.89 to $242.19	43,920	7.50%	0.65% to 0.75%	9.27% to 9.38%
Gartmore GVIT Global Financial Services Fund Class I	312	$160.77 to $322.07	67,761	1.56%	0.65% to 0.75%	20.09% to 20.21%
Gartmore GVIT Global Health Sciences Fund Class I	1,923	$133.99 to $268.43	481,336	0.00%	0.65% to 0.75%	7.05% to 7.16%
Gartmore GVIT Global Technology and Communications Fund Class I	2,086	$143.68 to $287.84	554,598	0.00%	0.65% to 0.75%	3.53% to 3.64%
Gartmore GVIT Global Utilities Fund Class I	202	$154.23 to $308.98	62,544	1.94%	0.65% to 0.75%	29.00% to 29.13%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Small Cap Growth Fund Class I	371	$141.45 to $283.38	58,136	0.00%	0.65% to 0.75%	12.57% to 12.68%
Gartmore GVIT U.S. Growth Leaders Fund Class I	335	$148.81 to $298.12	51,659	0.00%	0.65% to 0.75%	11.57% to 11.68%
Van Kampen GVIT Multi Sector Bond Fund Class I	166	$111.86 to $224.09	19,223	5.12%	0.65% to 0.75%	5.74% to 5.84%
Dreyfus GVIT International Value Fund Class III	19,134	$115.61	2,212,080	0.96%	0.75%	15.61%	(a)
Gartmore GVIT Emerging Markets Fund Class III	735	$118.13	86,805	1.31%	0.75%	18.13%	(a)
Gartmore GVIT Global Financial Services Fund Class III	51	$117.43	5,950	1.50%	0.75%	17.43%	(a)
Gartmore GVIT Global Health Sciences Fund Class III	8,320	$98.95	823,279	0.00%	0.75%	-1.05%	(a)
Gartmore GVIT Global Technology and Communications Fund Class III	7,593	$109.01	827,668	0.00%	0.75%	9.01%	(a)
Gartmore GVIT Global Utilities Fund Class III	271	$126.69	34,293	2.06%	0.75%	26.69%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	30,352	$300.72 to $539.20	13,302,814	1.70%	0.65% to 0.75%	10.70% to 10.81%
Fidelity VIP Growth Portfolio Initial Class	54,663	$253.87 to $494.37	19,233,050	0.28%	0.65% to 0.75%	2.61% to 2.71%
Fidelity VIP High Income Portfolio Initial Class	11,505	$152.33 to $306.86	2,598,635	8.25%	0.65% to 0.75%	8.77% to 8.88%
Fidelity VIP Overseas Portfolio Initial Class	20,194	$164.23 to $360.93	5,977,013	1.17%	0.65% to 0.75%	12.79% to 12.90%
Fidelity VIP Overseas Portfolio Initial Class R	25,554	$110.99	2,836,285	0.00%	0.75%	10.99%	(a)
Fidelity VIP Investment Grade Bond Portfolio Service Class	359	$108.63	39,010	3.62%	0.75%	3.54%
Fidelity VIP Equity-Income Portfolio Service Class	869	$136.72	118,895	0.90%	0.75%	10.55%
Fidelity VIP Growth Portfolio Service Class	889	$128.08	113,816	0.12%	0.75%	2.49%
Fidelity VIP Overseas Portfolio Service Class	61	$155.86	9,427	1.09%	0.75%	12.64%
Fidelity VIP Overseas Portfolio Service Class R	184	$110.96	20,387	0.00%	0.75%	10.96%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	15,741	$205.20 to $408.25	4,382,589	2.76%	0.65% to 0.75%	4.68% to 4.79%
Fidelity VIP II Investment Grade Bond Portfolio Initial Class	16,216	$192.02 to $384.47	4,411,354	4.09%	0.65% to 0.75%	3.67% to 3.78%
Fidelity VIP II Contrafund Portfolio Initial Class	56,509	$232.75 to $469.55	17,937,427	0.31%	0.65% to 0.75%	14.61% to 14.73%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	10,362	$173.56 to $347.70	2,143,285	0.00%	0.65% to 0.75%	23.84% to 23.96%
Fidelity VIP III Value Strategies Portfolio Service Class	1,333	$168.25 to $337.07	262,009	0.00%	0.65% to 0.75%	13.14% to 13.25%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	7,960	$154.65 to $306.40	1,852,952	3.62%	0.65% to 0.75%	0.03% to 0.13%
Neuberger Berman AMT Partners Portfolio	12,318	$114.08 to $229.68	2,474,409	0.01%	0.65% to 0.75%	18.09% to 18.20%
Neuberger Berman AMT Fasciano Portfolio Class S	284	$139.30 to $279.07	49,432	0.00%	0.65% to 0.75%	11.04% to 11.15%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	147	$141.89 to $284.25	30,205	0.00%	0.65% to 0.75%	15.44% to 15.55%
Neuberger Berman AMT Socially Responsive Portfolio	316	$138.44 to $277.34	44,936	0.00%	0.65% to 0.75%	12.43% to 12.55%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	3,256	$183.19 to $360.84	897,544	8.38%	0.65% to 0.75%	8.34% to 8.44%
Van Eck Worldwide Hard Assets Fund Initial Class	2,120	$176.44 to $387.08	662,825	0.44%	0.65% to 0.75%	23.30% to 23.42%
Van Eck Worldwide Emerging Markets Fund Initial Class	10,718	$134.77 to $271.88	2,246,531	0.68%	0.65% to 0.75%	24.95% to 25.08%
Van Eck Worldwide Real Estate Fund Initial Class	3,198	$175.29 to $352.93	746,569	1.56%	0.65% to 0.75%	35.19% to 35.33%
Van Eck Worldwide Bond Fund Class R	793	$112.41	89,113	0.00%	0.75%	12.41%	(a)
Van Eck Worldwide Hard Assets Fund Class R	885	$125.22	110,803	0.00%	0.75%	25.22%	(a)
Van Eck Worldwide Emerging Markets Fund Class R	3,366	$126.65	426,353	0.00%	0.75%	26.65%	(a)
Van Eck Worldwide Real Estate Fund Class R	1,639	$129.03	211,540	0.00%	0.75%	29.03%	(a)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	39,878	$101.33 to $204.44	5,888,832	0.00%	0.65% to 0.75%	15.70% to 15.82%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	21,579	$56.17 to $112.87	1,406,814	0.00%	0.65% to 0.75%	18.27% to 18.38%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	10,914	$109.99 to $221.01	1,287,464	0.00%	0.65% to 0.75%	17.34% to 17.45%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	10,439	$106.64 to $213.86	1,354,182	2.74%	0.65% to 0.75%	4.26% to 4.37%
Dreyfus Developing Leaders Portfolio Initial Shares	428	$141.85 to $284.18	85,314	0.09%	0.65% to 0.75%	10.51% to 10.62%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	1,945	$161.42 to $326.11	357,880	0.47%	0.65% to 0.75%	20.97% to 21.10%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	1,821	$133.92 to $268.29	250,255	1.97%	0.65% to 0.75%	9.81% to 9.92%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	451	$114.35 to $229.32	74,549	0.54%	0.65% to 0.75%	14.07% to 14.18%
American Century VP Ultra Fund Class I	1,680	$109.99 to $220.58	201,378	0.00%	0.65% to 0.75%	9.85% to 9.96%
American Century VP Value Fund Class I	3,813	$126.89 to $254.47	631,137	1.53%	0.65% to 0.75%	13.48% to 13.59%
American Century VP Income and Growth Fund Class I	630	$136.35 to $279.22	85,877	1.26%	0.65% to 0.75%	12.15% to 12.26%
American Century VP International Fund Class III	604	$113.19	68,403	0.00%	0.75%	13.19%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	418	$107.88 to $216.11	64,637	2.98%	0.65% to 0.75%	5.02% to 5.12%
Janus Aspen Series:
Janus Aspen Capital Appreciation Portfolio Service Shares	1,601	$122.66 to $245.98	230,902	0.02%	0.65% to 0.75%	17.09% to 17.20%
Janus Aspen International Growth Portfolio Service Shares	371	$122.23 to $245.11	64,779	0.99%	0.65% to 0.75%	17.80% to 17.92%
Janus Aspen Global Technology Portfolio Service Shares	174	$103.25 to $207.06	28,875	0.00%	0.65% to 0.75%	-0.19% to -0.09%
Janus Aspen Balanced Portfolio Service Shares	366	$117.97 to $236.33	57,309	1.95%	0.65% to 0.75%	7.48% to 7.59%
Janus Aspen Risk Managed Core Portfolio Service Shares	22	$142.71 to $285.90	3,146	2.21%	0.65% to 0.75%	16.59% to 16.70%
Janus Aspen International Growth Portfolio Service II Shares	445	$114.40	50,935	0.73%	0.75%	14.40%	(a)
Janus Aspen Global Technology Portfolio Service II Shares	135	$105.32	14,256	0.00%	0.75%	5.32%	(a)
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	25,503	$110.25 to $221.08	3,462,259	0.27%	0.65% to 0.75%	6.14% to 6.24%
Oppenheimer Global Securities Fund VA Initial Class	2,563	$130.60 to $261.89	504,155	1.92%	0.65% to 0.75%	18.27% to 18.39%
Oppenheimer Main Street Fund VA Initial Class	14,527	$111.56 to $223.72	1,946,814	0.31%	0.65% to 0.75%	8.64% to 8.75%
Oppenheimer High Income Fund VA Initial Class	1,212	$120.33 to $241.06	151,180	2.49%	0.65% to 0.75%	8.15% to 8.26%
Oppenheimer Main Street Small Cap Fund VA Initial Class	8,090	$163.58 to $327.70	1,611,482	0.00%	0.65% to 0.75%	18.53% to 18.65%
Oppenheimer Global Securities Fund/VA Class III	1,763	$116.02	204,558	0.00%	0.75%	16.02%	(a)

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	738	$143.34 to $287.16	116,194	0.00%	0.65% to 0.75%	10.24% to 10.35%
AIM V.I. Capital Appreciation Fund Series I	859	$130.51 to $261.45	112,119	0.00%	0.65% to 0.75%	5.83% to 5.94%
AIM V.I. Capital Development Fund Series I	417	$148.39 to $297.27	62,283	0.00%	0.65% to 0.75%	14.64% to 14.75%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	746	$107.76 to $208.71	86,462	2.08%	0.65% to 0.75%	2.85% to 2.95%
Federated American Leaders Fund II Primary Shares	44	$136.59 to $273.64	8,983	1.22%	0.65% to 0.75%	8.96% to 9.07%
Federated Capital Appreciation Fund II Primary Shares	134	$127.83 to $256.10	29,235	0.58%	0.65% to 0.75%	6.59% to 6.70%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	10,673	$163.69 to $327.93	2,154,847	0.28%	0.65% to 0.75%	23.16% to 23.29%
Franklin Rising Dividends Securities Fund Class I	2,676	$135.21 to $270.87	528,739	0.67%	0.65% to 0.75%	10.42% to 10.53%
Templeton Foreign Securities Fund Class I	2,140	$155.77 to $312.07	483,211	1.27%	0.65% to 0.75%	17.98% to 18.10%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	2,609	$136.96 to $274.37	532,977	1.36%	0.65% to 0.75%	10.63% to 10.74%
AllianceBernstein Small Cap Value Portfolio Class A	942	$162.55 to $325.64	189,311	0.19%	0.65% to 0.75%	18.41% to 18.53%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	416	$125.06 to $250.53	54,394	0.00%	0.65% to 0.75%	8.37% to 8.48%
MFS Value Series Initial Class	1,536	$140.68 to $281.83	239,998	0.53%	0.65% to 0.75%	14.32% to 14.43%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	473	$136.34 to $273.14	64,605	1.19%	0.65% to 0.75%	10.28% to 10.39%
Putnam VT International Equity Fund Class IB	102	$146.87 to $294.22	26,487	1.92%	0.65% to 0.75%	15.33% to 15.44%
Putnam VT Voyager Fund Class IB	561	$122.96 to $246.32	68,979	0.21%	0.65% to 0.75%	4.25% to 4.35%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	395	$133.09	52,584	1.58%	0.95%	12.25%
Vanguard Total Bond Market Index Portfolio	149	$107.20	15,931	4.09%	0.95%	3.22%
Vanguard High Yield Bond Portfolio	356	$122.54	43,642	6.20%	0.95%	7.50%
Vanguard Mid Cap Index Portfolio	536	$153.38	82,210	0.62%	0.95%	19.18%

The Nationwide Provident VLI Separate Account A
   of Nationwide Life and Annuity Company of America
   Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	457	$105.48 to $211.31	51,263	3.76%	0.65% to 0.75%	3.59% to 3.69%
Van Kampen Emerging Markets Debt Portfolio Class I	171	$124.06 to $248.54	22,565	4.35%	0.65% to 0.75%	9.24% to 9.35%
Van Kampen U.S. Real Estate Portfolio Class I	8,905	$174.02 to $348.61	1,917,387	1.65%	0.65% to 0.75%	35.38% to 35.51%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximum ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company (the Company), a wholly-owned subsidiary of Nationwide Life Insurance Company, as of December 31, 2008 and 2007, and the related statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008.  In connection with our audits of the financial statements, we also have audited financial statement schedules I, IV and V.  These financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Columbus, Ohio
April 10, 2009

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Balance Sheets
(in millions, except share amounts)

	December 31,
	2008	2007

Assets:
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $2,369.4 and $2,608.7)	$ 2,118.7	$ 2,598.5
Equity securities (amortized cost $4.2 and $5.6)	4.3	5.5
Mortgage loans on real estate, net	723.7	824.8
Short-term investments, including amounts managed by a related party	165.5	94.3
Other investments	3.6	4.9
Total investments	3,015.8	3,528.0

Cash	6.4	-
Deferred policy acquisition costs	449.3	284.1
Reinsurance receivable from a related party	131.6	129.1
Other assets	491.4	640.1
Separate account assets	1,005.4	1,736.4
Total assets	$ 5,099.9	$ 6,317.7

Liabilities and Shareholder’s Equity:
Liabilities:
Future policy benefits and claims	$ 3,624.2	$ 3,905.1
Other liabilities	113.6	202.2
Separate account liabilities	1,005.4	1,736.4
Total liabilities	4,743.2	5,843.7

Shareholder’s equity:
Common stock ($40 par value; authorized, issued and outstanding - 66,000 shares)	2.6	2.6
Additional paid-in capital	248.0	248.0
Retained earnings	183.4	225.7
Accumulated other comprehensive loss	(77.3)	(2.3)
Total shareholder’s equity	356.7	474.0
Total liabilities and shareholder’s equity	$ 5,099.9	$ 6,317.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of (Loss) Income
(in millions)

		Years ended December 31,
	2008	2007	2006

Revenues:
Policy charges	$ 79.7	$ 60.4	$ 63.3
Premiums	23.4	12.0	10.5
Net investment income	51.0	45.5	42.3
Net realized investment losses	(102.5)	(24.6)	(16.9)
Other income	0.2	0.4	0.3
Total revenues	51.8	93.7	99.5

Benefits and expenses:
Interest credited to policyholder accounts	18.5	15.5	13.5
Benefits and claims	46.2	19.1	21.0
Amortization of deferred policy acquisition costs	40.3	21.7	26.0
Other operating expenses	17.5	15.9	6.5
Total benefits and expenses	122.5	72.2	67.0

(Loss) income from continuing operations before federal income tax (benefit) expense	(70.7)	21.5	32.5
Federal income tax (benefit) expense	(28.4)	5.8	7.0
Net (loss) income	$ (42.3)	$ 15.7	$ 25.5

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Changes in Shareholder’s Equity
(in millions)

	Common stock	Additional paid-in capital		Retained earnings		Accumulated other comprehensive income (loss)	Total shareholder’s equity

Balance as of December 31, 2005	$ 2.6	$ 248.0	#	$ 184.5	#	$ 1.5	$ 436.6

Comprehensive income:
Net income	-	-		25.5		-	25.5
Other comprehensive loss, net of taxes	-	-		-		(5.3)	(5.3)
Total comprehensive income							20.2
Balance as of December 31, 2006	2.6	248.0	#	210.0	#	(3.8)	456.8

Comprehensive income:
Net income	-	-		15.7		-	15.7
Other comprehensive income, net of taxes	-	-		-		1.5	1.5
Total comprehensive income							17.2
Balance as of December 31, 2007	2.6	248.0	#	225.7	#	(2.3)	474.0

Comprehensive loss:
Net loss	-	-		(42.3)		-	(42.3)
Other comprehensive loss, net of taxes	-	-		-		(75.0)	(75.0)
Total comprehensive loss							(117.3)
Balance as of December 31, 2008	$ 2.6	$ 248.0	#	$ 183.4	#	$ (77.3)	$ 356.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows
(in millions)

	Years ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net (loss) income	$ (42.3)	$ 15.7	$ 25.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses	102.5	24.6	16.9
Interest credited to policyholder accounts	18.5	15.5	13.5
Capitalization of deferred policy acquisition costs	(83.8)	(58.9)	(52.2)
Amortization of deferred policy acquisition costs	40.3	21.7	26.0
Amortization and depreciation	3.2	7.6	12.6
Decrease in other assets	9.7	93.3	5.2
(Decrease) increase in policy and other liabilities	(196.5)	93.8	(3.5)
(Increase) decrease in derivative assets	(5.2)	0.4	(2.2)
(Decrease) increase in derivative liabilities	(4.9)	6.2	(4.4)
Net cash (used in) provided by operating activities	(158.5)	219.9	37.5

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	474.7	780.4	972.3
Proceeds from sale of securities available-for-sale	287.7	700.6	806.0
Proceeds from repayments or sales of mortgage loans on real estate	111.5	225.4	277.2
Cost of securities available-for-sale aquired	(614.4)	(861.0)	(722.6)
Cost of mortgage loans on real estate originated or acquired	(15.7)	(39.4)	(105.8)
Net (increase) decrease in short-term investments	(72.0)	129.4	(47.4)
Collateral paid	(13.7)	(17.6)	(77.9)
Other, net	1.4	(4.4)	0.6
Net cash provided by investing activities	159.5	913.4	1,102.4

Cash flows from financing activities:
Investment and universal life insurance product deposits and other additions	401.7	186.6	168.4
Investment and universal life insurance product withdrawals and other deductions	(411.9)	(1,319.9)	(1,308.3)
Other, net	15.6	-	-
Net cash provided by (used in) financing activities	5.4	(1,133.3)	(1,139.9)

Net increase in cash	6.4	-	-
Cash, beginning of period	-	-	-
Cash, end of period	$ 6.4	$ -	$ -

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations

Nationwide Life and Annuity Insurance Company (NLAIC or the Company) provides long-term savings and retirement products in the United States of America (U.S.) and is a wholly-owned subsidiary of Nationwide Life Insurance Company (NLIC), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc (NFS).  The Company is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.  The Company offers individual annuity contracts, universal life insurance, variable universal life insurance and corporate-owned life insurance (COLI) on a non-participating basis.

On August 6, 2008, NFS entered into a definitive agreement for NMIC and Nationwide Corporation to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash.  The transaction closed on January 1, 2009 and NFS became a wholly-owned subsidiary of Nationwide Corporation.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S.  Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies

The Company’s significant accounting policies that materially affect financial reporting are summarized below.  The accompanying financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements.  Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC) for investment and universal life insurance products; impairment losses on investments; valuation allowances for mortgage loans on real estate; the liability for future policy benefits and claims; and federal income tax provision.  Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date.  Management believes the amounts provided are appropriate.

Certain items in the 2007 and 2006 financial statements and related notes have been reclassified to conform to the current presentation.

(a)	Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading.  All fixed maturity and marketable equity securities are classified as available-for-sale.  Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC and deferred federal income taxes, reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity.  The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement.  For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used.  The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings.  The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond.  The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security.  The Company also utilized broker quotes in pricing securities or to validate modeled prices.  As of December 31, 2008, 72% of the fair values of fixed maturity securities were valued with the assistance of independent pricing services, 18% were valued with the assistance of the Company’s pricing matrices, 6% were valued with the assistance of broker quotes, and 4% were valued from other sources (compared to 69%, 21%, 8%, and 2%, respectively, as of December 31, 2007).

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities.  When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments.  Any resulting adjustment is included in net investment income.  All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

For debt securities not subject to Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due.  Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time.  Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.  Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security.  If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been, or it is probable there will be, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers.  Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date.  The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan.  Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.  Loans in foreclosure are placed on non-accrual status.  Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification.  Changes in the Company’s mortgage loan valuation allowances and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

(b)	Derivative Instruments

Derivatives are carried at fair value.  On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction.  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions.  This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.  The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items.  When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities.  In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments.  Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates.  Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.  Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities.  The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets.  Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting.  The Company does not enter into speculative positions.  Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy.  For example, the Company may sell credit default protection through a credit default swap.  Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk.  The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability.  Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap.  Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

(c)      Revenues and Benefits

Investment and Universal Life Insurance Products:  Investment products primarily consist of individual and group variable and fixed deferred annuities.  Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies.  Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period.  The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees.  Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.  Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited.  Surrender charges are recognized upon surrender of a contract in accordance with contractual terms.  Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products:  Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies.  Premiums for traditional life insurance products are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract.  This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(d)      Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase.  The Company carries cash and cash equivalents at cost, which approximates fair value.

(e)      Deferred Policy Acquisition Costs

Investment and universal life insurance products.  The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business.  In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses.  Investment products primarily consist of individual and group variable and fixed deferred annuities .  Universal life insurance products include universal life insurance, variable universal life insurance and COLI.  DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses.  The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in Note 2(a).

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter.  During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns.  The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality.  Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product.  The Company reviews this assumption, like others, as part of its annual process.  If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below).  Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index.  The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date.  The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption.  The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated.  However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period.  See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns.  In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant.  In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters.  These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance.  If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions.  When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process.  See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves.  This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses.  The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends.  Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance.  This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $2.8 million pre-tax.  First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date).  Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%.  This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked.  The unlocked assumptions primarily related to mortality and lapse assumptions related to universal life insurance products.  Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustment:  1) a decrease in unearned revenue liability and additional administrative fees of $5.1 million; and 2) a decrease in DAC and an increase in DAC amortization totaling $5.0 million.  The net impact of this activity was a $0.1 million favorable pre-tax adjustment to net income in the second quarter of 2008.

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns.  Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $3.2 million pre-tax.  During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns.  Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period.  Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $12.6 million pre-tax.  The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking.  The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable.  The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters.  Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue.  Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance.  Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(f)      Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives.  Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities.  Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders.  The activity of the separate accounts is not reflected in the statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
(g)      Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(h)      Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe.  Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits.  In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements.  Any such change could significantly affect the amounts reported in the statements of (loss) income.  Management has established reserves in accordance with FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48) based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation.  Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns.  Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(i)      Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.  Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.  The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(j)      Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity.  Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid.  The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred.  The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies.  The impact of the Company’s retroactive application of the adoption of this change in accounting principle was immaterial.

(3)	Recently Issued Accounting Standards

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, (FSP FAS 115-2 and FAS 124-2).  FSP FAS 115-2 and FAS 124-2 provides guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt and equity securities.  FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company currently is evaluating the impact of adopting FSP FAS 115-2 and FAS 124-2, but expects the impact is likely to be material.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4).  FSP FAS 157-4 provides guidelines for making fair value measurements more consistent with the principles presented in Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157).  FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company currently is evaluating the impact of adopting FSP FAS 157-4.

In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred.  FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted.  The Company adopted FSP EITF 99-20-1 effective December 31, 2008 and applied the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1).  FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009.  FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In November 2008, the FASB Board ratified the emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7).  EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting.  In doing so, the asset should not be included as part of the cost of an entity's existing intangible asset(s) because the defensive intangible asset is separately identifiable.  EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.  The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3).  FSP FAS 157-3 clarifies the application of SFAS 157, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008.  The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees:  An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4).  FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk.  FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.  FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008.  The Company adopted FSP FAS 133-1 and FIN 45-4. effective for the December 31, 2008 reporting period.  See Note 5 for the required disclosures.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy).  SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The adoption of SFAS 162 will not result in a change in current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161).  SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company currently is evaluating the new disclosures required under SFAS 161 and will provide the required disclosures beginning in 2009.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2).  This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008.  FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance.  The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2.  However, the Company does not expect such application to have a material impact on its financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141).  The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  Accordingly, SFAS 141R establishes principles and requirements for how the acquirer:  1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.  SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Earlier application is prohibited.  The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160).  The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1).  SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide).  For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor).  In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor.  The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007.  On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1.  The Company will monitor the FASB and AICPA deliberations regarding this standard.

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1).  FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39.  FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted.  The Company adopted FSP FIN 39-1 effective January 1, 2008.  The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral.  The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value.  In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Company adopted SFAS 159 effective January 1, 2008, which had no impact on the Company’s financial position or results of operations.  The Company will assess the fair value election for new financial assets or liabilities on a prospective basis.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158).  SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions.  An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008.  The Company adopted SFAS 158 effective December 31, 2006.  The adoption of SFAS 158 had no impact on the Company’s financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the FASB issued SFAS 157.  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements.  SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements.  For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted.  The Company adopted SFAS 157 effective January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations.  See Note 4 for disclosures required by SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108).  SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements.  SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements.  The Company adopted SAB 108 effective December 31, 2006.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company adopted FIN 48 effective January 1, 2007.  FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140).  SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.  An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value.  Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.  By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period.  SFAS 156 is effective for fiscal years beginning after September 15, 2006.  The Company adopted SFAS 156 effective January 1, 2007.  SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155).  SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140.  SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  In summary, SFAS 155:  (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.  The Company adopted SFAS 155 effective January 1, 2006.  On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In September 2005, AcSEC issued SOP 05-1.  SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB.  SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract.  SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.  Retrospective application of SOP 05-1 to previously issued financial statements is not permitted.  Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year.  The Company adopted SOP 05-1 effective January 1, 2007.  On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted.  The Company adopted SFAS 154 effective January 1, 2006.  SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
(4)	Fair Value Measurements

Fair Value Option

The Company adopted SFAS 159 effective January 1, 2008.  The adoption of SFAS 159 had no impact on the Company’s financial position or results of operations.  The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.  The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.  The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability.  Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.  Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 39.4	$ 0.8	$ -	$ 40.2
Obligations of states and political subdivisions	-	25.0	-	25.0
Corporate securities	-	1,107.9	141.2	1,249.1
Mortgage-backed securities	78.7	142.5	267.7	488.9
Asset-backed securities	-	153.7	161.8	315.5
Total fixed maturity securities	118.1	1,429.9	570.7	2,118.7
Equity securities	-	4.3	-	4.3
Total securities available-for-sale	118.1	1,434.2	570.7	2,123.0
Short-term investments	-	165.5	-	165.5
Total investments	118.1	1,599.7	570.7	2,288.5

Cash	6.4	-	-	6.4
Derivative assets1	-	6.2	-	6.2
Separate account assets2,3	-	1,005.4	-	1,005.4
Total assets	$ 124.5	$ 2,611.3	$ 570.7	$ 3,306.5

Liabilities
Derivative liabilities1	$ -	$ 6.6	$ -	$ 6.6
Total liabilities	$ -	$ 6.6	$ -	$ 6.6

__________

1	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments and interest rate futures contracts.
2	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
3	The value of separate account liabilities is set to equal the fair value of separate account assets.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the twelve months ended December 31, 2008:

		Net investment						Change in
		gains (losses)						unrealized
	Balance	In earnings		Purchases,			Balance	gains (losses)
	as of	(realized		issuances,	Transfers	Transfers	as of	in earnings
	December 31,	and	In OCI	sales and	in to	out of	December 31,	due to assets
(in millions)	2007	unrealized)1	(unrealized)2	settlements	Level 3	Level 3	2008	still held

Assets
Investments:
Securities available-for-sale3:
Fixed maturity securities
Corporate securities	$ 142.0	$ (14.5)	$ (22.7)	$ (37.7)	$ 94.8	$ (20.7)	$ 141.2	$ -
Mortgage-backed securities	40.4	(31.7)	(63.1)	(34.2)	356.3	-	267.7	-
Asset-backed securities	74.5	(34.8)	(47.1)	2.8	178.8	(12.4)	161.8	-
Total securities
available-for-sale	256.9	(81.0)	(132.9)	(69.1)	629.9	(33.1)	570.7	-
Short-term investments	47.4	-	-	-	-	(47.4)	-	-
Total assets	$ 304.3	$ (81.0)	$ (132.9)	$ (69.1)	$ 629.9	$ (80.5)	$ 570.7	$ -

__________
1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 6 for a discussion of NAIC Designations).

Transfers

The Company will review its fair value hierarchy classifications quarterly.  Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities.  These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs.  During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity.  As a result, there have been significant changes in certain inputs which led to transfers into Level 3.  During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments.  The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net:  The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.  Loans with similar characteristics are aggregated for purposes of the calculations.  Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate.

Policy loans:  The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts:  The fair values of the Company’s liabilities under investment type contracts are based on one of two methods.  For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges.  For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis.  Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
(in millions)	value	fair value	value	fair value

Assets
Investments:
Mortgage loans on real estate, net	$ 723.7	$ 660.3	$ 824.8	$ 830.9
Policy loans	3.6	3.6	4.9	4.9

Liabilities
Investment contracts	(2,975.0)	(3,041.5)	(3,392.2)	(3,291.7)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(5)	Derivative Financial Instruments

Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities.  As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets.  In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates.  The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments.  The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment.  The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans.  In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period.  With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds.  As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates.  Such variability poses risks to the Company when the assets are funded with fixed rate liabilities.  In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps.  In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments.  The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment.  The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments.  The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment.  The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

Foreign Currency Risk Management

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates.  In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments.  Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR.  These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate.  The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk.  These derivative instruments are designated as a cash flow hedge.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company.  As of December 31, 2008, approximately 67% of separate account assets were invested in equity mutual funds (approximately 77% as of December 31, 2007).  Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue.  In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

Many of the Company’s individual variable annuity contracts offer guaranteed minimum death benefit (GMDB) features.  A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date.  A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value.  This could result in additional GMDB claims.  As of December 31, 2008 and 2007, the Company’s net amount at risk was $182.7 million and $10.4 million, respectively.  As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $5.9 million and $0.7 million, respectively.

Other Non-Hedging Derivatives

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond.  These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread.  The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company.  The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company.  The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net loss of $0.1 million, a net loss of $0.2 million and a net gain of $0.1 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships.  There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.  There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $0.1 million, a net loss of $0.1 million and a net gain of $0.1 million, respectively.  There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Other Derivative Instruments

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $8.0 million, a net loss of $4.2 million and a net gain of $0.2 million, respectively, related to other derivative instruments not designated in hedging relationships.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:
(in millions)	2008	2007

Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$ 7.0	$ 7.0
Pay variable/receive fixed rate swaps hedging investments	19.0	3.0
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	30.6	31.5
Credit default swaps	26.5	52.0
Total	$ 83.1	$ 93.5

The notional value is the amount upon which exchanges of interest are based.  Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index.  When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor.  In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring.  There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $9.6 million in 2008 and no losses in 2007 or 2006, on such contracts.  The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
	Maximum	Estimated	Maximum	Estimated	Maximum	Estimated	Maximum	Estimated
	potential	fair	potential	fair	potential	fair	potential	fair
(in millions)	risk	value	risk	value	risk	value	risk	value

Single sector exposure:
Consumer goods	$ -	$ -	$ 3.0	$ (0.4)	$ -	$ -	$ 3.0	$ (0.4)
Financial	-	-	7.5	(1.0)	5.0	-	12.5	(1.0)
Utilities	4.5	-	-	-	-	-	4.5	-
Total	$ 4.5	$ -	$ 10.5	$ (1.4)	$ 5.0	$ -	$ 20.0	$ (1.4)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments

The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
(in millions)	cost	gains	losses	fair value

December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations	$ 7.1	$ 0.4	$ -	$ 7.5
U.S. Government agencies1	29.6	3.1	-	32.7
Obligations of states and political subdivisions	25.1	0.1	0.2	25.0
Corporate securities
Public	805.4	10.9	88.5	727.8
Private	555.1	5.6	39.4	521.3
Mortgage-backed securities	553.5	8.3	72.9	488.9
Asset-backed securities	393.6	1.5	79.6	315.5
Total fixed maturity securities	2,369.4	29.9	280.6	2,118.7
Equity securities	4.2	0.1	-	4.3
Total securities available-for-sale	$ 2,373.6	$ 30.0	$ 280.6	$ 2,123.0

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations	$ 7.4	$ 0.3	$ -	$ 7.7
U.S. Government agencies	29.2	0.9	-	30.1
Obligations of states and political subdivisions	33.7	0.2	0.1	33.8
Corporate securities
Public	804.1	13.6	12.7	805.0
Private	693.8	14.3	6.8	701.3
Mortgage-backed securities	613.7	3.9	10.7	606.9
Asset-backed securities	426.8	2.0	15.1	413.7
Total fixed maturity securities	2,608.7	35.2	45.4	2,598.5
Equity securities	5.6	-	0.1	5.5
Total securities available-for-sale	$ 2,614.3	$ 35.2	$ 45.5	$ 2,604.0

__________
1	Includes $22.2 million of securities explicitly backed by the full faith and credit of the U.S. Government.

The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads.  While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable.  Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period.  In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $31.0 million and $32.3 million, and gross unrealized losses of $20.5 million and $1.5 million, as of December 31, 2008 and December 31, 2007, respectively.  Of these securities in an unrealized loss position as of December 31, 2008, $6.6 million, or 24%, were in an unrealized loss position for more than one year compared to none as of December 31, 2007.  As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
(in millions)	cost	fair value

Fixed maturity securities available-for-sale:
Due in one year or less	$ 115.0	$ 113.6
Due after one year through five years	858.6	808.5
Due after five years through ten years	256.7	229.5
Due after ten years	192.0	162.7
Subtotal	1,422.3	1,314.3
Mortgage-backed securities	553.5	488.9
Asset-backed securities	393.6	315.5
Total	$ 2,369.4	$ 2,118.7

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007

Net unrealized losses, before adjustments and taxes	$ (250.6)	$ (10.3)
Adjustment to DAC	136.2	14.5
Deferred federal income taxes	40.0	(2.0)
Net unrealized losses	$ (74.4)	$ 2.2

The following table presents an analysis of the net (increase) decrease in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006

Fixed maturity securities	$ (240.5)	$ 3.4	$ (18.3)
Equity securities	0.2	(0.1)	(0.2)
Net (increase) decrease	$ (240.3)	$ 3.3	$ (18.5)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
(in millions)	fair value	losses	fair value	losses	fair value	losses

December 31, 2008:
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 13.4	$ 0.2	$ 1.3	$ -	$ 14.7	$ 0.2
Corporate securities
Public	364.1	54.2	148.7	34.3	512.8	88.5
Private	219.9	26.0	130.7	13.4	350.6	39.4
Mortgage-backed securities	92.9	15.7	197.6	57.2	290.5	72.9
Asset-backed securities	122.9	25.0	164.4	54.6	287.3	79.6
Total	$ 813.2	$ 121.1	$ 642.7	$ 159.5	$ 1,455.9	$ 280.6
% of gross unrealized losses		43%		57%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and
obligations of U.S. Government
corporations	$ -	$ -	$ 0.2	$ -	$ 0.2	$ -
Obligations of states and
political subdivisions	0.1	-	22.3	0.1	22.4	0.1
Corporate securities
Public	232.1	6.9	189.3	5.8	421.4	12.7
Private	60.4	0.8	280.8	6.0	341.2	6.8
Mortgage-backed securities	155.7	3.4	236.5	7.3	392.2	10.7
Asset-backed securities	156.0	7.6	142.2	7.5	298.2	15.1
Total fixed maturity securities	604.3	18.7	871.3	26.7	1,475.6	45.4
Equity securities	5.6	0.1	-	-	5.6	0.1
Total	$ 609.9	$ 18.8	$ 871.3	$ 26.7	$ 1,481.2	$ 45.5
% of gross unrealized losses		41%		59%

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired.  The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary.  Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $159.5 million, or 57% of the Company’s total unrealized losses on fixed maturity securities.  Of this total, $129.3 million, or 81%, were classified as investment grade securities, as defined by the NAIC.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 527, or 67%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 455, or 55%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs.  These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements.  In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in that sector.  It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize, as of the dates indicated, the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of	Less	More		Less	More		Less	More
estimated fair	than or	than		than or	than		than or	than
value to	equal to	one		equal to	one		equal to	one
amortized cost	one year	year	Total	one year	year	Total	one year	year	Total
Corporate securities - public and private
99.9% - 95.0%	$ 5.2	$ 3.2	$ 8.4	$ 0.1	$ -	$ 0.1	$ 5.3	$ 3.2	$ 8.5
94.9% - 90.0%	10.3	4.7	15.0	1.0	0.8	1.8	11.3	5.5	16.8
89.9% - 85.0%	10.8	3.2	14.0	0.8	2.2	3.0	11.6	5.4	17.0
84.9% - 80.0%	9.7	5.7	15.4	2.0	-	2.0	11.7	5.7	17.4
Below 80.0%	31.4	14.5	45.9	8.9	13.4	22.3	40.3	27.9	68.2
Total	67.4	31.3	98.7	12.8	16.4	29.2	80.2	47.7	127.9

Mortgage-backed securities
99.9% - 95.0%	0.4	0.2	0.6	-	-	-	0.4	0.2	0.6
94.9% - 90.0%	0.4	2.8	3.2	-	-	-	0.4	2.8	3.2
89.9% - 85.0%	1.5	2.2	3.7	-	-	-	1.5	2.2	3.7
84.9% - 80.0%	4.5	4.2	8.7	2.9	3.0	5.9	7.4	7.2	14.6
Below 80.0%	4.7	35.3	40.0	1.3	9.5	10.8	6.0	44.8	50.8
Total	11.5	44.7	56.2	4.2	12.5	16.7	15.7	57.2	72.9

Asset-backed securities
99.9% - 95.0%	1.3	0.2	1.5	-	-	-	1.3	0.2	1.5
94.9% - 90.0%	1.9	3.2	5.1	-	-	-	1.9	3.2	5.1
89.9% - 85.0%	0.7	3.4	4.1	-	0.4	0.4	0.7	3.8	4.5
84.9% - 80.0%	0.2	4.5	4.7	-	0.8	0.8	0.2	5.3	5.5
Below 80.0%	19.6	42.1	61.7	1.3	-	1.3	20.9	42.1	63.0
Total	23.7	53.4	77.1	1.3	1.2	2.5	25.0	54.6	79.6

Other fixed maturity securities 1
99.9% - 95.0%	0.1	-	0.1	-	-	-	0.1	-	0.1
94.9% - 90.0%	0.1	-	0.1	-	-	-	0.1	-	0.1
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	0.2	-	0.2	-	-	-	0.2	-	0.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	7.0	3.6	10.6	0.1	-	0.1	7.1	3.6	10.7
94.9% - 90.0%	12.7	10.7	23.4	1.0	0.8	1.8	13.7	11.5	25.2
89.9% - 85.0%	13.0	8.8	21.8	0.8	2.6	3.4	13.8	11.4	25.2
84.9% - 80.0%	14.4	14.4	28.8	4.9	3.8	8.7	19.3	18.2	37.5
Below 80.0%	55.7	91.9	147.6	11.5	22.9	34.4	67.2	114.8	182.0
Total	$ 102.8	$ 129.4	$ 232.2	$ 18.3	$ 30.1	$ 48.4	$ 121.1	$ 159.5	$ 280.6

__________
1
Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of	Less	More		Less	More		Less	More
estimated fair	than or	than		than or	than		than or	than
value to	equal to	one		equal to	one		equal to	one
amortized cost	one year	year	Total	one year	year	Total	one year	year	Total
Corporate securities - public and private
99.9% - 95.0%	$ 1.6	$ 4.3	$ 5.9	$ 1.4	$ 0.8	$ 2.2	$ 3.0	$ 5.1	$ 8.1
94.9% - 90.0%	0.8	4.0	4.8	1.3	0.4	1.7	2.1	4.4	6.5
89.9% - 85.0%	-	1.1	1.1	0.7	1.2	1.9	0.7	2.3	3.0
84.9% - 80.0%	-	-	-	0.2	-	0.2	0.2	-	0.2
Below 80.0%	-	-	-	1.7	-	1.7	1.7	-	1.7
Total	2.4	9.4	11.8	5.3	2.4	7.7	7.7	11.8	19.5

Mortgage-backed securities
99.9% - 95.0%	1.4	4.1	5.5	-	-	-	1.4	4.1	5.5
94.9% - 90.0%	2.0	3.2	5.2	-	-	-	2.0	3.2	5.2
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	3.4	7.3	10.7	-	-	-	3.4	7.3	10.7

Asset-backed securities
99.9% - 95.0%	1.6	1.8	3.4	-	-	-	1.6	1.8	3.4
94.9% - 90.0%	2.0	2.3	4.3	-	-	-	2.0	2.3	4.3
89.9% - 85.0%	1.2	1.9	3.1	-	-	-	1.2	1.9	3.1
84.9% - 80.0%	2.8	1.1	3.9	-	-	-	2.8	1.1	3.9
Below 80.0%	-	0.4	0.4	-	-	-	-	0.4	0.4
Total	7.6	7.5	15.1	-	-	-	7.6	7.5	15.1

Other fixed maturity securities 1
99.9% - 95.0%	-	-	-	-	-	-	-	-	-
94.9% - 90.0%	-	0.1	0.1	-	-	-	-	0.1	0.1
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	-	0.1	0.1	-	-	-	-	0.1	0.1

Total fixed maturity securities available-for-sale
99.9% - 95.0%	4.6	10.2	14.8	1.4	0.8	2.2	6.0	11.0	17.0
94.9% - 90.0%	4.8	9.6	14.4	1.3	0.4	1.7	6.1	10.0	16.1
89.9% - 85.0%	1.2	3.0	4.2	0.7	1.2	1.9	1.9	4.2	6.1
84.9% - 80.0%	2.8	1.1	3.9	0.2	-	0.2	3.0	1.1	4.1
Below 80.0%	-	0.4	0.4	1.7	-	1.7	1.7	0.4	2.1
Total	$ 13.4	$ 24.3	$ 37.7	$ 5.3	$ 2.4	$ 7.7	$ 18.7	$ 26.7	$ 45.4

__________
1
Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

As of December 31, 2008, 35% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%.  In addition, 83% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC.  Of the Company’s investments in unrealized loss positions classified as non-investment grade, 38% have been in an unrealized loss position for less than one year.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements.  For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies.  The NAIC also assigns ratings to securities that do not receive public ratings.  The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality).  Of the Company’s general account fixed maturity securities, 91% and 93% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value

1	Aaa/Aa/A	$ 1,444.9	$ 1,304.6	$ 1,788.0	$ 1,778.9
2	Baa	686.0	622.5	637.0	640.4
3	Ba	149.6	124.6	139.8	136.2
4	B	69.9	51.0	26.9	26.8
5	Caa and lower	15.7	12.4	14.6	13.8
6	In or near default	3.3	3.6	2.4	2.4
	Total	$ 2,369.4	$ 2,118.7	$ 2,608.7	$ 2,598.5

__________
1
NAIC Designations are assigned at least annually.  Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2
Comparisons between NAIC and Moody’s Investors Service, Inc. (Moody’s) designations are published by the NAIC.  If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Subsequent to December 31, 2008, many issuers and securities have been subject to downgrades which may impact the designations of the Company’s general account fixed maturity securities portfolio, but the designations are not expected to be materially different than presented in the table above.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs.  When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery.  These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral.  The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs.  Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate.  Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages.  The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores.  Second-lien mortgage loans are also considered Sub-prime.  The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $240.6 million and $182.9 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $110.2 million and $94.5 million, respectively.  As of December 31, 2008, 67.0% and 90.6% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better.  In addition, 63.0% and 76.4% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company's investments in commercial mortgage-backed securities (CMBS).  These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties.  Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages.  As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $132.1 million and $100.9 million, respectively, while the December 31, 2007 amortized cost was $101.0 million and estimated fair value was $99.5 million.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $287.7 million, $700.6 million and $806.0 million, respectively.  During 2008, gross gains of $1.7 million ($4.9 million and $10.2 million in 2007 and 2006, respectively) and gross losses of $1.3 million ($11.4 million and $21.1 million in 2007 and 2006, respectively) were realized on those sales.

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S.  As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 3%, 23% and 31%, respectively, of the Company’s general account mortgage loan portfolio, compared to 3%, 22% and 30%, respectively, as of December 31, 2007.

As of December 31, 2008, the carrying value of commercial mortgage loans on real estate considered impaired was $9.0 million for which a $3.4 million valuation allowance had been established.  There were no commercial mortgage loans on real estate considered impaired and no related valuation allowance as of December 31, 2007.  No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006

Allowance, beginning of period	$ 2.3	$ 2.7	$ 3.4
Net change in allowance	4.3	(0.4)	(0.7)
Allowance, end of period	$ 6.6	$ 2.3	$ 2.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes net realized investment losses by source for the years ended December 31:

(in millions)	2008	2007	2006

Total realized gains on sales, net of hedging losses	$ 1.9	$ 6.3	$ 5.3
Total realized losses on sales, net of hedging gains	(3.8)	(13.5)	(22.6)
Total other-than-temporary and other investment impairments	(98.6)	(13.3)	(0.7)
Credit default swaps	2.4	(4.2)	0.5
Other derivatives	(4.4)	0.1	0.6
Net realized investment losses	$ (102.5)	$ (24.6)	$ (16.9)

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006

Fixed maturity securities:
Corporate securities
Public	$ 11.0	$ 1.5	$ 0.5
Private	10.8	0.7	0.1
Mortgage-backed securities	35.2	-	-
Asset-backed securities	34.8	11.1	0.1
Total fixed maturity securities	91.8	13.3	0.7

Equity securities	3.4	-	-
Other	3.4	-	-
Total other-than-temporary and other investment impairments	$ 98.6	$ 13.3	$ 0.7

The following table summarizes net investment income by investment type for the years ended December 31:

(in millions)	2008	2007	2006

Securities available-for-sale:
Fixed maturity securities	$ 141.7	$ 168.5	$ 204.6
Equity securities	0.5	0.3	0.5
Mortgage loans on real estate	47.0	57.9	69.9
Short-term investments	0.8	4.9	15.0
Other	1.0	1.0	2.4
Gross investment income	191.0	232.6	292.4
Less:
Investment expenses	6.0	7.4	8.3
Net investment income ceded (Note 11)	134.0	179.7	241.8
Net investment income	$ 51.0	$ 45.5	$ 42.3

Fixed maturity securities with an amortized cost of $4.9 million and $4.8 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $33.9 million and $47.6 million, respectively, of cash collateral on securities lending.  The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007.  As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $33.2 million and $46.8 million, respectively.

As of December 31, 2008 and 2007, the Company had not received any cash for derivative collateral.  As December 31, 2008 the Company held $2.8 million of securities as off-balance sheet collateral on derivative transactions compared to none as of December 31, 2007.  As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $1.6 million as collateral to various derivative counterparties compared to $0.6 million as of December 31, 2007.  The Company considers its exposure to credit risk related to uncollateralized derivative receivables and payables in measuring the fair value of its derivative assets and liabilities.  The impact of this risk was immaterial to the overall fair value measurement as of December 31, 2008.

(7)	Deferred Policy Acquisition Costs

The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007

Balance at beginning of period	$ 284.1	$ 245.2
Capitalization of DAC	83.8	58.9
Amortization of DAC	(40.3)	(21.7)
Adjustments to unrealized gains and losses on securities available-for-sale	121.7	1.7
Balance at end of period	$ 449.3	$ 284.1

See Note 2(e) for information on the Company’s DAC policies.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts

The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder.  The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders.  The Company provides two primary guarantee types under its non-traditional variable annuity contracts:  (1) GMDB and (2) guaranteed minimum income benefits (GMIB).

The GMDB provides a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death.  The Company has offered five primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums”.  There are two variations of this benefit.  In general, there is no lock in age for this benefit.  However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals.  For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals.  Currently, there are three versions of ratchet, with the difference based on the definition of anniversary:  monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums.  There are two variations of this benefit.  For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•
  Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death.  There are two versions of this benefit:  (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation.  Both benefits have age limitations.  This benefit is paid in addition to any other death benefits paid under the contract.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value.  The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.
•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
	Account	Net amount	Wtd. avg.	Account	Net amount	Wtd. avg.
(in millions)	value	at risk1	attained age	value	at risk1	attained age

GMDB:
Return of premium	$ 159.9	$ 3.2	67	$ 242.2	$ -	67
Reset	522.6	125.3	67	944.8	7.7	66
Ratchet	137.4	51.3	67	213.5	0.5	67
Rollup	27.6	2.6	66	48.2	0.3	65
Subtotal	847.5	$ 182.4	67	1,448.7	$ 8.5	66
Earnings enhancement	7.6	0.3	63	12.8	1.9	60
Total - GMDB	$ 855.1	$ 182.7	67	$ 1,461.5	$ 10.4	66

GMIB2:
Ratchet	$ 10.9	$ 0.3	N/A	$ 18.1	$ -	N/A
Rollup	28.2	-	N/A	43.6	-	N/A
Total - GMIB	$ 39.1	$ 0.3	N/A	$ 61.7	$ -	N/A

________
1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).  As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance, with the earliest annuitizations beginning in 2007.

2	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because currently there is no material GMIB exposure.

Net amount at risk is highly sensitive to changes in financial market movements.  The increase in net amount at risk during 2008 is primarily due to declines in the financial markets.

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007

Mutual funds:
Bond	$ 191.2	$ 268.4
Domestic equity	461.8	1,028.0
International equity	84.3	58.5
Total mutual funds	737.3	1,354.9
Money market funds	37.6	32.1
Total	$ 774.9	$ 1,387.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments.  GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments.  The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves.  In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections involving 50 probabilistically generated economic scenarios
•	Mean gross equity performance – 8.1%
•	Equity volatility – 18.7%
•	Mortality – 100% of Annuity 2000 table
•	Asset fees – equivalent to mutual fund and product loads
•	Discount rate – approximately 7.0%

Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+

Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Federal Income Taxes

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007

Deferred tax assets:
Future policy benefits and claims	$ 31.1	$ 16.5
Securities available-for-sale	118.0	7.7
Other	10.1	7.4
Gross deferred tax assets	159.2	31.6

Deferred tax liabilities:
Deferred policy acquisition costs	73.6	62.0
Derivatives	8.9	6.1
Other	59.3	0.6
Gross deferred tax liabilities	141.8	68.7
Net deferred tax (asset) liability	$ (17.4)	$ 37.1

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized.  Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts.  There was no valuation allowance as of December 31, 2008 and 2007.  No valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset, due from NLIC, was $17.3 million and $10.5 million as of December 31, 2008 and 2007, respectively.

Total amounts refunded from NLIC for federal income taxes were $7.4 million, $4.1 million and $1.7 million during the years ended December 31, 2008, 2007, and 2006, respectively.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006

Current	$ (14.3)	$ (4.5)	$ (7.0)
Deferred	(14.1)	10.3	14.0
Federal income tax (benefit) expense	$ (28.4)	$ 5.8	$ 7.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%

Computed tax (benefit) expense	$ (24.7)	35.0	$ 7.5	35.0	$ 11.4	35.0
Dividend received deduction	(0.6)	0.8	(1.7)	(8.0)	(2.3)	(7.1)
Other, net	(3.1)	4.4	-	-	(2.1)	(6.4)
Total	$ (28.4)	40.2	$ 5.8	27.0	$ 7.0	21.5

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007.  There was no impact to the Company’s retained earnings on adoption of FIN 48.  A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007

Balance at beginning of period	$ -	$ -
Additions for current year tax positions	1.3	-
Balance at end of period	$ 1.3	$ -

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $1.3 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above.  An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the interest and penalties incurred by the Company was immaterial.  Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007.  As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(10)	Shareholder’s Equity, Regulatory Risk-Based Capital and Dividend Restrictions

Regulatory Risk-Based Capital

The State of Ohio, where the Company is domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC.  The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC.  Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action.  The Company exceeded Ohio’s minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company is required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance.  Statutory accounting practices focus on insurer solvency and differ from GAAP materially.  The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets; and valuing investments and establishing deferred taxes on a different basis.  The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company for the years ended December 31:

(in millions)	2008 1	2007	2006

Statutory net (loss) income	$ (87.9)	$ (13.4)	$ (45.6)
Statutory capital and surplus	81.7	173.3	158.6

___________
1	Unaudited as of the date of this report.

Dividend Restrictions

The payment of dividends by the Company is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state.  The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year.  During the year ended December 31, 2008, the Company did not pay any dividends to NLIC.  As of January 1, 2009, the Company could pay dividends totaling $8.2 million without obtaining prior approval.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive (Loss) Income

The Company’s comprehensive (loss) income includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive (loss) income, before and after federal income tax benefit (expense), for the years ended December 31:

(in millions)	2008	2007	2006

Net unrealized losses on securities available-for-sale
arising during the period:
Net unrealized losses before adjustments	$ (335.1)	$ (16.5)	$ (29.7)
Net adjustment to deferred policy acquisition costs	121.7	1.7	6.6
Related federal income tax benefit	75.2	4.6	8.1
Net unrealized losses	(138.2)	(10.2)	(15.0)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	94.8	19.8	11.2
Related federal income tax benefit	(33.2)	(6.9)	(3.9)
Net reclassification adjustment	61.6	12.9	7.3

Other comprehensive (loss) income on securities available-for-sale	(76.6)	2.7	(7.7)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	2.4	(1.9)	3.7
Related federal income tax (expense) benefit	(0.8)	0.7	(1.3)
Other comprehensive income (loss) on cash flow hedges	1.6	(1.2)	2.4

Total other comprehensive (loss) income	$ (75.0)	$ 1.5	$ (5.3)

The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

(11)	Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC and other affiliates as a part of its ongoing operations.  These include office space leases and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany repurchases and cash management services.  Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.  For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $5.4 million, $4.0 million and $2.6 million, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company leases office space from NMIC.  For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $0.4 million, $0.3 million and $0.2 million, respectively.
The Company has a reinsurance agreement with NLIC whereby certain individual deferred fixed annuity contracts are ceded on a modified coinsurance basis.  Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer.  Under the terms of the Company’s agreement, the investment risk associated with changes in interest rates is borne by NLIC.  Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company’s retention of such risk.  The agreement will remain in force until all contract obligations are settled.  Amounts ceded to NLIC in 2008 include premiums of $232.6 million ($86.0 million and $101.1 million in 2007 and 2006, respectively); net investment income of $134.0 million ($179.7 million and $241.8 million in 2007 and 2006, respectively); policy reserves of $2.53 billion ($2.77 billion and $3.89 billion in 2007 and 2006, respectively); and benefits, claims and other expenses of $379.9 million ($309.6 million and $365.8 million in 2007 and 2006, respectively).

The Company also has a reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis.  No premium amounts were ceded to NLIC in 2008, 2007 and 2006, and benefits of $2.5 million, $1.3 million and $0.3 million were ceded to NLIC during 2008, 2007 and 2006, respectively.  Policy reserves ceded and amounts receivable from NLIC under this agreement totaled $131.6 million and $129.1 million as of December 31, 2008 and 2007, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products.  As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $174.8 million and $206.3 million, respectively.  For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $0.6 million, $0.7 million and $0.9 million, respectively, for the distribution and servicing of these funds.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value.  Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest.  As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements.  During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $12.8 million, $56.4 million and $57.6 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants.  Amounts on deposit with NCMC for the benefit of the Company were $153.5 million and $47.4 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the balance sheets.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 9.  Effective October 1, 2002, the Company began filing a consolidated federal income tax return with NLIC.  There were no payments (from) to NMIC for the years ended December 31, 2 008 and 2007, compared to $(0.6) million for the years ended December 31, 2006.  This payment related to tax years prior to deconsolidation.

As of December 31, 2008 and 2007, net intercompany receivables due from affiliates were $33.6 million and $37.8 million, respectively.

On March 30, 2009, NLAIC received an $80.0 million cash capital contribution from NLIC.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Contingencies

Legal Matters

Nationwide Financial Services, Inc., and its affiliates, including NLAIC (collectively NFS), are parties to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and NFS does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  NFS does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on NFS’s financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on  NFS’s financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than NFS.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  NFS has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by NFS.  NFS has cooperated with these investigations.  Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the NFS and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  NFS has been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices and the use of side agreements and finite reinsurance agreements.  NFS is cooperating with regulators in connection with these inquiries and will cooperate with NMIC, NFS’s ultimate parent, in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of NFS’s litigation matters.  There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Company’s financial position or results of operations in the future.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule I                   Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
			Amount at
			which shown
		Market	in the
Type of investment	Cost	value	balance sheet

Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government
corporations	$ 7.1	$ 7.5	$ 7.5
U.S. Government agencies	29.6	32.7	32.7
Obligations of states and political subdivisions	25.1	25.0	25.0
Public utilities	201.1	191.8	191.8
All other corporate	2,106.5	1,861.7	1,861.7
Total fixed maturity securities available-for-sale	2,369.4	2,118.7	2,118.7

Equity securities available-for-sale	4.2	4.3	4.3
Mortgage loans on real estate, net	728.7		723.7
Policy loans	3.6		3.6
Short-term investments, including amounts managed by a related party	165.5		165.5
Total investments	$ 3,271.4		$ 3,015.8

__________
1	Difference from Column B primarily is due to unamortized premiums on the principal value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule IV                           Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
					Percentage
		Ceded to	Assumed		of amount
	Gross	other	from other	Net	assumed
	amount	companies	companies	amount	to net

2008

Life insurance in force	$ 34,867.1	$ 19,809.8	$ -	$ 15,057.3	0.0%
Life insurance premiums 1	57.3	33.9	-	23.4	0.0%

2007

Life insurance in force	$ 26,808.0	$ 20,177.7	$ -	$ 6,630.3	0.0%
Life insurance premiums 1	43.1	31.1	-	12.0	0.0%

2006

Life insurance in force	$ 19,016.4	$ 16,234.0	$ -	$ 2,782.4	0.0%
Life insurance premiums 1	25.9	15.4	-	10.5	0.0%

__________
1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule V                           Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Charged
	Balance at	(credited) to	Charged to		Balance at
	beginning	costs and	other		end of
Description	of period	expenses	accounts	Deductions1	period

2008
Valuation allowances - mortgage loans on real estate	$ 2.3	$ 4.3	$ -	$ -	$ 6.6

2007
Valuation allowances - mortgage loans on real estate	$ 2.7	$ (0.4)	$ -	$ -	$ 2.3

2006
Valuation allowances - mortgage loans on real estate	$ 3.4	$ (0.6)	$ -	$ 0.1	$ 2.7

____________
1	Amount represents transfers to real estate owned and recoveries.

PART C
OTHER INFORMATION

Item 26.                 Exhibits

(a)	Board of Directors Resolutions.

1)
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing establishment of the Providentmutual Variable Life Separate Account.  Incorporated herein by reference to post-effective amendment No. 4 to the Form S-6 registration statement for Provident Mutual Life and Annuity Company filed on May 1, 1998, File No. 033-83138.

2)
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Life Separate Account.  Incorporated herein by reference to post-effective amendment No. 4 to the Form S-6 registration statement for Provident Mutual Life and Annuity Company filed on May 1, 1998, File No. 033-83138.

1.
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Life Separate Account.  Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on April 24, 2000, File No. 333-67775.

2.
Resolution of the Board of Directors of Providentmutual Life and Annuity Company of America authorizing additional Subaccounts of the Providentmutual Variable Life Separate Account.  Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on April 19, 2002, No. 333-67775.

3.
Resolution of the Board of Directors of Nationwide Life and Annuity Company of America authorizing additional Subaccounts of the Nationwide Provident VLI Separate Account A.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, No. 333-98631.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

1.
Underwriting Agreement among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, Nationwide Securities, LLC, and Nationwide Provident Variable Separate Accounts.   Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on July 18, 2008, File No. 333-67775.

2.	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. Attached hereto.

3.	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. Attached hereto.

(d)	Contracts.

1.
Individual Flexible Premium Adjustable Variable Life Insurance Policy (Form VL201).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, File No. 333-67775.

2.
Convertible Term Life Rider (PLC308).  Incorporated herein by reference to Post-Effective Amendment No. 4 to the form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on May 1, 1998, File No. 033-83138.

3.
Additional Insurance Benefit Rider (R2308).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, File No. 333-67775.

4.
Guaranteed Minimum Death Benefit Rider (PLC320).  Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement for Providentmutual Variable Life Separate Account filed on May 1, 1998, File No. 333-10321.

5.
Children’s Term Rider (PLC306).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, File No. 333-67775.

6.
Extension of Final Policy Date Rider (PLC822).  Incorporated herein by reference to Post-Effective Amendment No. 4 to the form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on May 1, 1998, File No. 033-83138.

7.
Change of Insured Rider (PLC901).  Incorporated herein by reference to Post-Effective Amendment No. 4 to the form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on May 1, 1998, File No. 033-83138.

8.
Disability Waiver Benefit Rider (R2901).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, File No. 333-67775.

9.
Disability Waiver of Premium Benefit Rider (PLC903).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on March 4, 1999, File No. 333-67775.

10.
Qualify as Section 403(b) Rider (PLC827).  Incorporated herein by reference to Post-Effective Amendment No. 18 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-2625.

11.
Long Term Care Acceleration Benefit Rider (R2100).  Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on February 8, 2001, File No. 333-67775.

12.
Long Term Care Extended Insurance Benefit Rider (R2102).  Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on February 8, 2001, File No. 333-67775.

13.
Long Term Care Waiver Benefit Rider (R2101).  Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on February 8, 2001, File No. 333-67775.

14.
Supplemental Application for Long Term Care Benefits (A624.01.  Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on February 8, 2001, File No. 333-67775.

15.
Accelerated Death Benefit Rider (R2904).  Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on February 8, 2001, File No. 333-67775.

(e)	Applications.

1.
Form of Application.  Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement for Providentmutual Life and Annuity Company of America filed on April 24, 2000, File No. 333-67775.

2.
Supplemental Application for Flexible Premium.  Incorporated herein by reference to Post-Effective Amendment No. 18 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-2625.

3.
Initial Allocation Selection.  Incorporated herein by reference to Post-Effective Amendment No. 18 to the Form S-6 Registration Statement for Provident Mutual Life Insurance Company filed on May 1, 1998, File No. 33-2625.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

1.	Amended Articles of Incorporation for Nationwide Life and Annuity Insurance Company. Attached hereto.

2.	Amended and Restated Code of Regulations of Nationwide Life and Annuity Insurance Company. Attached hereto.

3.	Articles of Merger of Nationwide Life and Annuity Company of America with and into Nationwide Life and Annuity Insurance Company, effective December 31, 2009. Attached hereto.

(g)	Reinsurance Contracts.

1.
Amendment Number 3 to the Reinsurance Agreement No.  2728 between Providentmutual Life and Annuity Company of America and ERC Life Reinsurance Corporation.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, No. 333-98631.

2.
Amendment Number 4 to the Reinsurance Agreement No. 2728 between Providentmutual Life and Annuity Company of America and ERC Life Reinsurance Corporation.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, No. 333-98631.

3.
Automatic Reinsurance Agreement No. 2728 between Providentmutual Life and Annuity Company of America and Phoenix Home Life Mutual Insurance Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, No. 333-98631.

4.
YRT Agreement No. 5920-5 between Providentmutual Life and Annuity Company of America and Transamerica Occidental Life Insurance Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, No. 333-98631.

5.
YRT Agreement No. 5920-6 between Providentmutual Life and Annuity Company of America and Transamerica Occidental Life Insurance Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Company of America filed on December 16, 2002, No. 333-98631.

6.
Single Life Permanent Pool (ERC).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Insurance Company of America filed on December 16, 2002, No. 333-98629.

7.
Single Life Permanent Pool (RGA).  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Insurance Company of America filed on December 16, 2002, No. 333-98629.

8.
Automatic and Facultative YRT Reinsurance Agreement between Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, and RGA Reinsurance Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Insurance Company of America filed on December 16, 2002, No. 333-98629.

9.
Addendum to the Automatic and Facultative Reinsurance Agreement between Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, and RGA Reinsurance Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Insurance Company of America filed on December 16, 2002, No. 333-98629.

(h)	Participation Agreements.

1.
Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

2.
Fund Participation Agreement with Fred Alger Management, Inc. and Fred Alger and Company, Inc.  Incorporated herein by reference to corresponding exhibits to post-effective amendment number 10 to the Form N-4 registration statement for Nationwide Life Insurance Company, filed on April 18, 2008, File No. 333-105592.

3.
Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Form N-6 Registration Statement for Nationwide Life Insurance Company filed on September 27, 2007, File No. 333-137202.

4.
Fund Participation Agreement with American Century Investment Services, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

5.
Fund Participation Agreement with The Dreyfus Corporation.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

6.
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

7.
Fund Participation Agreement with Fidelity Variable Insurance Products Fund.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

8.
Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

9.
Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series.   Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

10.	Fund Participation Agreement, Service II Shares, with Janus Aspen Series. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

11.
Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

12.
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1,2003, as amended.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

13.  Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

14.
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust).   Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

15.
Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

16.
Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P.  Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Form N-6 Registration Statement for Nationwide Life Insurance Company filed on September 27, 2007, File No. 333-137202.

17.
Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

18.
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Life and Annuity Insurance Company filed on July 17, 2007, File No. 333-140608.

19.
Fund Participation Agreement with Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation.  Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Form N-6 Registration Statement for Nationwide Life Insurance Company filed on September 27, 2007, File No. 333-137202.

20.
Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc.  Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Form N-6 Registration Statement for Nationwide Life Insurance Company filed on September 27, 2007, File No. 333-137202.

(i)	Administrative Contracts. Not applicable.

(j)	Other Material Contracts. Not applicable.

(k)	Legal Opinion. Opinion and Consent of Jamie R. Casto, Esquire. Attached hereto.

(l)	Actuarial Opinion. Not applicable.

(m)	Calculations. Not applicable.

(n)	Other Opinions.

1.	Consent of Independent Registered Public Accounting Firm. Attached hereto.

(o)	Omitted Financial Statements. Not applicable.

(p)	Initial Capital Agreements. Not applicable.

(q)
Redeemability Exemption.  Description of Nationwide Life and Annuity Company of America’s Issuance, Transfer and Redemption Procedures for Policies.  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement for Nationwide Insurance Company of America filed on December 16, 2002, No. 333-98629.

(99)	Power of Attorney. Attached hereto.

Item 27.                 Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Chief Investment Officer	Gail G. Snyder
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Customer Relationships	David R. Jahn
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Government Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-PCIO Information Technology	Srinivas Koushik
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President-NFN Retail Distribution	Michael A. Hamilton
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President – NW Retirement Plans	Anne L. Arvia
Senior Vice President-President-Nationwide Funds Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Marketing Services	Jennifer M. Hanley
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Senior Vice President-Property and Casualty/Farm Product Pricing	James R. Burke
Senior Vice President	Kai V. Monahan
Senior Vice President	Matthew Jaunchius
Director	Stephen S. Rasmussen

                       The business address of the Directors and Officers of the Depositor is:
                       One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                  Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Atlantic Insurance Company	Texas		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland		The company provides population health management.
Gates, McDonald & Company*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus Inc.	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines of business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio		The company provides health management services.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Document Solutions, Inc.	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California		The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Company of America**	Delaware		The company provides individual variable and traditional life insurance and other investment products. The company also maintains blocks of individual variable and fixed annuities products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania
The company is a financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The Company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware		The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC	Delaware		The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The Company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
Newhouse Special Situations Fund I, LLC	Delaware		The company is currently inactive.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investment group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investment group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investment management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

NWM Merger, Sub Inc.	Delaware		This company was merged with and into Nationwide Financial Services, Inc. on January 1, 2009 as part of the acquisition of the publicly held shares of Nationwide Financial Services, Inc.
Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and recordkeeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty-95.2% Fire-4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock: 120,000 Shares Fire–100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Share Casualty-100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock: 30,136 Shares Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock: 100 Shares Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY Common Stock: 5,000 Shares Casualty–100% OH
CRESTBROOK INSURANCE COMPANY Common Stock: 52,000 Shares Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock: 300,000 Shares NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock: 500,000 Shares Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock: 949,992 Shares Casualty–100% Other Capital: Casualty–Ptd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE) Common Stock: 1,750 Shares Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock: 20,000 Shares Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock: 28,000 Shares Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock: 10,000 Shares Casualty–100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock: 60,000 Shares Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock: 50,000 Shares Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock: 1,615 Shares Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock: 1,000 Shares Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE INTERNATIONAL UNDERWRITERS Common Stock: 1,000 Shares Casualty–100% CA
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE ARENA LLC Casualty–90% OH
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE MUTUAL CAPITAL 1, LLC (NMC) Class A Units Mutual Cap–99.85% DE
NMC CPC WT INVESTMENT, LLC Class A Units NMC - 100% Class B Units None Class C Units NMC 100% DE
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC–100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty–95% NW Indemnity–5% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty–100% OH
1492 CAPITAL, LLC (1492) Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI–100% FL
PURE INSURANCE COMPANY PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock: 300,000 Shares AGI–100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock: 300,000 Shares AGI–100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock: 5,000 Shares AMCO–100% IA
ALLIED TEXAS AGENCY, INC. Common Stock: 1,000 Shares AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock: 300,000 Shares AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock: 12,500 Shares AGI–100% WI
PREMIER AGENCY, INC. Common Stock: 100,000 Shares AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock: 20,000 Shares AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock: 333,837 Shares AMCO –87.3% Allied P&C –8.47% Depositors –4.23% IA
AGMC REINSURANCE, LTD. Common Stock: 11,000 Shares NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock: 10,000 Shares SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock: 4,776,076 Shares SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 250,000 Shares SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock: 5,821,543 Shares SIC–100% CA
DVM INSURANCE AGENCY, INC. VPI–100% CA
V.P.I. SERVICES INC. VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock: 4,319,951 Shares THI-100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE) Common Stock: 1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock: 1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES) Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,600 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 1,600 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
September 30, 2009
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty-95.2%
Fire-4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp.-100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.-100%
DE
NATIONWIDE ASSET MANAGEMENT HOLDINGS
NWD Manage - 99.99%
Corp. - .01%
G.B.
AUDENSTAR LIMITED (AL)
NWD Manage - 100%
G.B.
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
NWD Manage - 79%
AL - 21%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage-100%
Preferred Stock: 500,000 Shares
NWD Manage-100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest -19%
Casualty-70%
Fire-10%
DE
NATIONWIDE SEPARATE ACCOUNTS, LLC
NSA-100%
DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM)
NSA-100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA-100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI-100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV-99%
DE
NWD MGT LLC (NWDMGT)
NAMHI - 100%
DE
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
LUX
NATIONWIDE BETTER HEALTH HOLDING COMPANY (NBHH)
Common Stock: 100 Shares
NW Corp-100%
OH
NATIONWIDE BETTER HEALTH, INC.
NBHH-100%
MD
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NBHH-100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates-100%
NY
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 91,778,717 Shares
NW Corp.-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS-100%
BER
NATIONWIDE FUND ADVISORS
Common Stock: 250,000 Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
OH
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
WI
TBG DANCO INSURANCE SERVICES CORPORATION
NFS-69%
CA
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI-100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI-100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
PA
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
Common Stock: 250,000 Shares
NLICA - 100%
DE
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
Common Stock: 3,000 Shares
NLICA - 100%
PA
NATIONWIDE SECURITIES, LLC
NPHC - 100%
DE
1717 BROKERAGE SERVICES, INC. (BSI)
Common Stock: 1,000 Shares
NPHC - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

(Nationwide Corp. subsidiaries)

September 30, 2009

Page 2

Item 29.	Indemnification

Ohio’s General Corporation Law expressly authorizes and NLAIC’s Amended and Restated Code of Regulations provides for indemnification by NLAIC of any person who, because such person is or was a director, officer or employee of NLAIC was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding; ,

The indemnification will be for actual and reasonable expenses, including attorney’s fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio’s General Corporation Law.

Although NLAIC is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, NLAIC has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling NLAIC for liabilities arising under the Securities Act of 1933 (“Act”) is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. NLAIC and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  NLAIC will not be required to seek the court’s determination if, in the opinion of NLAIC’s counsel, the matter has been settled by controlling precedent.

Item 30.                 Principal Underwriter

(a)           Nationwide Investment Services Corporation (“NISC”) serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VA Separate Account-D
Multi-Flex Variable Account	Nationwide VLI Separate Account
Nationwide Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account-II	Nationwide VLI Separate Account-3
Nationwide Variable Account-3	Nationwide VLI Separate Account-4
Nationwide Variable Account-4	Nationwide VLI Separate Account-5
Nationwide Variable Account-5	Nationwide VLI Separate Account-6
Nationwide Variable Account-6	Nationwide VLI Separate Account-7
Nationwide Variable Account-7	Nationwide VL Separate Account-C
Nationwide Variable Account-8	Nationwide VL Separate Account-D
Nationwide Variable Account-9	Nationwide VL Separate Account-G
Nationwide Variable Account-10	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-11	Nationwide Provident VA Separate Account A
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-13	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(b) Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

  The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215.

(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 31.                 Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 32.                 Management Services

Not Applicable.

Item 33.                 Fee Representation

Nationwide Life and Annuity Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life and Annuity Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 31st day of December, 2009.

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: /s/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act, the registration statement has been signed below by the following persons in the capacities indicated on this 31st day of December, 2009.

KIRT A. WALKER
Kirt A. Walker, President, Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, President, Chief Operating Officer, and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By: /s/JAMIE R. CASTO
Jamie R. Casto
Attorney-in-Fact